SECURITIES SUBSCRIPTION AGREEMENT

OAKTREE ORGANICS, L.P.

and

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.,

and

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

and

ENGAGED CAPITAL, LLC

and

ENGAGED CAPITAL CO-INVEST IV-A, LP

and

SUNOPTA INC.

and

SUNOPTA FOODS INC.

_____

April 15, 2020

_____

TABLE OF CONTENTS

ARTICLE 7
INITIAL CLOSING ARRANGEMENTS

ARTICLE 8
MISCELLANEOUS

Tor#: 9462644.31

SECURITIES SUBSCRIPTION AGREEMENT

THIS AGREEMENT made the 15th day of April, 2020,

B E T W E E N:

> **OAKTREE ORGANICS, L.P.**,
> a limited partnership existing under the laws of the
> State of Delaware,
>
> - and -
>
> **OAKTREE HUNTINGTON INVESTMENT
> FUND II, L.P.**, a limited partnership existing under
> the laws of the state of Delaware (together with
> Oaktree Organics, L.P., the **"Oaktree Investors"**
> and individually, an **"Oaktree Investor"**),
>
> - and -
>
> **ENGAGED CAPITAL FLAGSHIP MASTER
> FUND, LP**, an exempted limited partnership
> existing under the laws of the Cayman Islands,
>
> - and -
>
> **ENGAGED CAPITAL, LLC**, a limited liability
> company existing under the laws of the State of
> Delaware,
>
> - and -
>
> **ENGAGED CAPITAL CO-INVEST IV-A, LP**, a
> limited partnership existing under the laws of the
> State of Delaware (together with Engaged Capital
> Flagship Master Fund, LP, and Engaged Capital,
> LLC, the **"Engaged Capital Investors"** and
> individually, an **"Engaged Capital Investor"**)
>
>
> (collectively, hereinafter referred to as
> the **"Investors"** and each an **"Investor"**),
> - and -
>
> **SUNOPTA INC.**,
> a corporation existing under the laws of Canada,
>
> (hereinafter referred to as the **"Parent"**),

- and -

SUNOPTA FOODS INC.,
a corporation existing under the laws of the State of
Delaware,

(hereinafter referred to as the **"Issuer"**).

WHEREAS the Issuer has agreed to issue to the Investors, and the Investors have agreed to purchase from the Issuer the Purchased Series B-1 Preferred Shares and, only if and only to the extent the Parent exercises the Series B-2 Sale Option, the Purchased Series B-2 Preferred Shares, in accordance with the provisions hereof;

WHEREAS the Issuer has previously sold and issued to the Oaktree Investors an aggregate of 85,000 Series A Preferred Shares pursuant to that certain Securities Subscription Agreement, dated as of October 7, 2016, by and among the Oaktree Investors and the Issuer.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:


ARTICLE 1
INTERPRETATION


1.1   **Defined Terms**

For the purposes of this Agreement (including the recitals and the Schedules hereto), unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"ABL Lenders" means the lenders from time to time party to the ABL Loan Agreement;

"ABL Loan Agreement" means the asset-based revolving credit facility dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020 and as may be amended on or about the Initial Closing Date in respect of the Prospective Debt Financing) between the Parent, the Issuer and The Organic Corporation B.V., as borrower, and certain other subsidiaries of the Parent, as borrowers and guarantors, Bank of America, N.A., Bank of America, N.A. (acting through its Canada branch), Bank of America, N.A. (acting through its London branch), Rabobank Nederland, Canadian branch, Bank of Montreal, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank,

National Association and Wells Fargo Capital Finance Corporation Canada, and the ABL Lenders, as lenders;

"**Act**" means the *Canada Business Corporations Act*;

"**Affiliate**" means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

"**Aggregate Proceeds**" has the meaning given to such term in Section 2.2;

"**Audited Financial Statements**" means the audited consolidated financial statements of the Parent as at and for the years ended December 28, 2019 and December 29, 2018, including the notes thereto, together with the auditor's report thereon, as contained in the Parent's Annual Report on Form 10-K for the fiscal year ended December 28, 2019;

"**Board Observer**" means the Oaktree Investors' initial Board Observer (as defined in the Oaktree Investor Rights Agreement);

"**Business Day**" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York and (b) a day on which banks are generally closed in the Province of Ontario or the State of New York;

"**Canadian Securities Laws**" means the applicable securities legislation of each of the Reporting Jurisdictions and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

"**Canadian Securities Commissions**" means the securities commissions or similar securities regulatory authorities in each of the Reporting Jurisdictions;

"**Closing**" means the Initial Closing and the Subsequent Closing;

"**Closing Date**" means the Initial Closing Date and the Subsequent Closing Date;

"**Common Shares**" means the common shares in the capital of the Parent;

"**Contract**" means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument, arrangement, understanding or other commitment;

"**Encumbrance**" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse interest, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege, other third party interest or any Contract to create any of the foregoing;

"Engaged Capital Investor" shall have the meaning given to such term in the recitals hereto;

"Engaged Capital Investor Rights Agreement" shall mean the Investor Rights Agreement, to be entered into by and among the Parent, the Issuer and the Engaged Capital Investors on the Initial Closing Date substantially in the form of Exhibit A attached to this Agreement;

"Engaged Capital Trustee" means the trustee named in the Engaged Capital Voting Trust Agreement;

"Engaged Capital Voting Trust Agreement" means the voting trust agreement to be entered into between the Engaged Capital Investors, the Engaged Capital Trustee, the Parent and the Issuer on the Initial Closing Date substantially in the form of Exhibit B attached to this Agreement;

"Exchange Agreement" means the exchange and support agreement to be entered into between the Investors, the Parent and the Issuer on the Initial Closing Date substantially in the form of Exhibit C attached to this Agreement;

"Exchange Common Shares" means the Common Shares issuable or deliverable to the Investors upon exchange of the Purchased Series B-1 Preferred Shares and the Purchased Series B-2 Preferred Shares pursuant to the terms thereof or the Exchange Agreement, as applicable;

"FDA" means the United States Food and Drug Administration;

"Governmental Entity" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

"Initial Closing" means the closing of the purchase and sale and/or issuance of the Purchased Series B-1 Preferred Shares and the completion of the other transactions contemplated by the Transaction Agreements to be completed at such time;

"Initial Closing Date" has the meaning given to such terms in Section 6.1;

"Initial Closing Time" means 12:01 a.m. (Toronto time) on the Initial Closing Date;

"Investor's Representative" means (i) in respect of the Oaktree Investors, any of (A) the non-voting observer; and (B) the individuals granted access to senior management and financial information to assist through a structured project management office in developing value for the Parent, in each case as nominated or designated by the Oaktree Investors in accordance with the Oaktree 2016 Investor Rights Agreement; (ii) in respect of the Engaged Capital Investors, Brendan Springstubb, in his capacity as a director of the Parent;

"Issuer Filing" means the filing of the amended and restated certificate of incorporation of the Issuer under the General Corporation Law of the State of Delaware in order to create the Preferred Shares;

"Laws" means any and all federal, state, provincial, regional, local, municipal or other laws, statutes, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws;

"Lenders' Waivers" means the waivers or amendments, as applicable, of the Second Lien Holders pursuant to the Second Lien Indenture, in each case with respect to the creation, issuance and delivery of the Purchased Preferred Shares to the Investors;

"Losses" means, in respect of any matter, all reasonable claims, complaints, demands, proceedings, actions, causes of action, orders, judgments, awards, penalties, fines, losses, damages, liabilities, costs and expenses (including, without limitation, any and all reasonable legal fees) arising directly or indirectly as a consequence of such matter; provided, however, "Losses" excludes any and all punitive damages, damages for lost profits and exemplary damages;

"Material Adverse Effect" means any change, effect, event, occurrence or circumstance that individually or in the aggregate, is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), operations, results of operations, capital, property, assets or liabilities of the Parent and its subsidiaries on a consolidated basis or the ability of the Parent and its subsidiaries to perform their obligations under the Transaction Agreements in a timely fashion; provided, however, that no change, effect, event, occurrence or circumstance arising from or relating to any of the following shall constitute a Material Adverse Effect: (a) the announcement of the execution of this Agreement or the transactions contemplated herein or in the other Transaction Agreements or the performance of the covenants and obligations herein or therein; (b) any action taken by the Parent or the Issuer at the request of the Investors or as required under this Agreement or the failure to take any action prohibited by this Agreement; (c) any change, effect, event or circumstance generally affecting the food industry as a whole; (d) general political, economic, financial, currency exchange or securities market conditions; (e) any natural disaster, the continuation or escalation of the COVID-19 pandemic, or act of terrorism or outbreak or escalation of hostilities or armed conflict, or any governmental response to the foregoing; or (f) any adoption, change or prospective change in Laws, or the interpretation or administration thereof, by any Governmental Entity or any changes in Canadian or U.S. generally accepted accounting principles; except in the case of clause (c), (d), (e) or (f) where such change, effect, event or circumstance has a materially disproportionate effect on the Parent and its subsidiaries on a consolidated basis relative to other comparable companies operating in the same industry;

"Material Subsidiaries" means the subsidiaries of the Parent set out in Schedule B;

"NASDAQ" means NASDAQ Global Select Market or any successor thereto;

"NI 45-106" means National Instrument 45-106 – *Prospectus Exemptions*;

"NI 52-109" means National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*;

"Oaktree Consent" means consent of or approval by the Oaktree Investors under the Oaktree 2016 Investor Rights Agreement, the Oaktree Investor Rights Agreement and the terms of Series A Preferred Shares approving the terms of the Series B-1 Preferred Shares, the Series B-2 Preferred Shares and the Special Voting Shares and waiving participation rights in connection with the transactions contemplated by the Subscription Agreement;

"Oaktree 2016 Investor Rights Agreement" means that certain investor rights agreement between the Oaktree Investors and the Parent and the Issuer dated as of October 7, 2016;

"Oaktree Investor" shall have the meaning given to such term in the recitals hereto;

"Oaktree Investor Rights Agreement" means the Amended and Restated Investor Rights Agreement, to be entered into by and among the Parent, the Issuer and the Oaktree Investors on the Initial Closing Date substantially in the form of Exhibit D attached to this Agreement;

"Oaktree Trustee" means the trustee named in the Oaktree Voting Trust Agreement;

"Oaktree Voting Trust Agreement" means the voting trust agreement to be entered into between the Oaktree Investors, the Oaktree Trustee, the Parent and the Issuer on the Initial Closing Date substantially in the form of Exhibit E attached to this Agreement;

"Observer Agreement" means the amended and restated observer governance and confidentiality agreement to be entered into between the Parent and the Board Observer on the Initial Closing Date substantially in the form of Exhibit F attached to this Agreement;

"Order" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

"Outside Date" has the meaning given to such term in Section 6.1;

"Parent Filing" means the filing of the Articles of Amendment under the Act in order to create the Special Voting Shares;

"Person" means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

"PIF" means personal information form in accordance with the requirements of the TSX;

"PIF Approval" means the clearance by the TSX of the PIFs required by the TSX to be filed by the Engaged Capital Investors prior to the Initial Closing Date;

"Preferred Shares" means the Series B-1 Preferred Shares and the Series B-2 Preferred Shares;

"Proportionate Share" means (i) in respect of the Initial Closing, each Investor's proportionate share of the Purchased Series B-1 Preferred Shares and Series B-1 Aggregate Proceeds, as set out in Schedule A-1 and (ii) in respect of the Subsequent Closing, each Investor's proportionate share of the Purchased Series B-2 Preferred Shares and Series B-2 Aggregate Proceeds, as set out in Schedule A-2.

"Prospective Debt Financing" means the debt financing to be entered into on or about the Initial Closing Date in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

"Public Disclosure Documents" means, collectively, all of the documents which have been filed by or on behalf of the Parent on www.sedar.com or on the SEC's Electronic Data Gathering, Analysis and Retrieval system since December 30, 2018 with the relevant Securities Regulators pursuant to the requirements of Securities Laws and any documents incorporated by reference therein;

"Purchased Series B-1 Preferred Shares" means 30,000 Series B-1 Preferred Shares subscribed for by the Investors pursuant to the Agreement;

"Purchased Series B-2 Preferred Shares" means up to 30,000 Series B-2 Preferred Shares subscribed for by the Investors pursuant to the Agreement;

"Purchased Preferred Shares" means the Purchased Series B-1 Preferred Shares and the Purchased Series B-2 Preferred Shares solely if and to the extent issued to the Investors pursuant to this Agreement;

"Regulatory Approvals" means (i) the approval, conditional or otherwise, of the NASDAQ and the TSX and (ii) any other regulatory approval, comfort or no action determination identified in writing to the Investors prior to the date of the Agreement, of (A) the Parent's issuance and sale of the Purchased Preferred Shares and the Exchange Common Shares to the Investors on the terms and conditions contemplated herein and (B) the listing of the Exchange Common Shares, except that Regulatory Approvals shall not include the PIF Approval;

"Reporting Jurisdictions" means each of the provinces of British Columbia, Alberta, Manitoba, Ontario and Saskatchewan and the United States;

"SEC" means the United States Securities and Exchange Commission;

"Second Lien Holders" means the holders from time to time of the Second Lien Notes;

"Second Lien Notes" means the 9.5% Senior Secured Second Lien Notes due 2022 issued pursuant to the Second Lien Indenture;

"Second Lien Indenture" means that certain indenture, dated as of October 20, 2016, among the Issuer, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, as amended from time to time;

"Securities Laws" means the Canadian Securities Laws, the U.S. Securities Act and the U.S. Exchange Act;

"Securities Regulators" means any Canadian Securities Commission or the SEC, as applicable;

"Series A Preferred Shares" means shares of Series A Preferred Stock in the capital of the Issuer;

"Series A Preferred Share Terms" means the terms of the Series A Preferred Shares set forth in Article Fourth of the Issuer's Amended and Restated Certificate of Incorporation, dated October 7, 2016;

"Series 1 Special Voting Shares" means the Special Shares, Series 1 in the capital of the Parent which entitle the holder of record to one vote per share at meetings of the holders of Common Shares;

"Series B-1 Preferred Shares" means shares of Series B-1 Preferred Stock in the capital stock of the Issuer;

"Series B-2 Preferred Shares" means shares of Series B-2 Preferred Stock in the capital stock of the Issuer;

"Series B-2 Sale Option" has the meaning given to such term in Section 2.2;

"Shareholder Approval" has the meaning given to such term in Section 5.1;

"Shareholder Meeting" has the meaning given to such term in Section 5.2;

"Shareholder Rights Plan" means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016;

"Special Voting Shares" means the Special Shares, Series 2 in the capital of the Parent which entitle the holder of record to one vote per share at meetings of the holders of Common Shares;

"Subsequent Closing" means the closing, if any, of the purchase and sale and/or the issuance of the Purchased Series B-2 Preferred Shares and the completion of the other transactions contemplated by the Transaction Agreements to be contemplated at such time;

"Subsequent Closing Date" has the meaning given to such term in Section 6.6;

"Subsequent Outside Date" has the meaning given to such term in Section 6.6;

"Subsidiary" has the meaning given to such term in the Act;

"Target Subsequent Closing Date" has the meaning given to such term in Section 2.2;

"Transaction Agreements" means this Agreement, the Engaged Capital Investor Rights Agreement, the Oaktree Investor Rights Agreement, the Exchange Agreement, the Engaged Capital Voting Trust Agreement, the Oaktree Voting Trust Agreement and the Observer Agreement;

"TSX" means the Toronto Stock Exchange or any successor thereto;

"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States *Securities Exchange Act of 1934*, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced; and

"U.S. Securities Act" means the United States *Securities Act of 1933*, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced.

1.2   **Rules of Construction**

In this Agreement:

(a)   the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)   references to an "Article", "Section" or "Schedule" followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)   the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)   words importing the singular number only shall include the plural and *vice versa* and words importing the use of any gender shall include all genders;

(e)   the word "including" is deemed to mean "including without limitation";

(f)   the terms "party" and "the parties" refer to a party or the parties to this Agreement;

(g)   any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)   any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)   all dollar amounts refer to United States currency;

(j)   any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)   whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3   **Entire Agreement**

The Transaction Agreements and the terms of the Series B-1 Preferred Shares, Series B-2 Preferred Shares and the Special Voting Shares constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. Unless otherwise agreed upon in writing by the parties, there are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements and the terms of the Series B-1 Preferred Shares, Series B-2 Preferred Shares and the Special Voting Shares.

1.4   **Time of Essence**

Time shall be of the essence of this Agreement.

1.5   **Governing Law and Submission to Jurisdiction**

(a)   This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b)   Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6   **Severability**

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this

Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.7 Accounting Principles

Any reference in this Agreement to generally accepted accounting principles refers to accounting principles which have been established as generally accepted in the United States for financial reporting, applied on a consistent basis, and which are applicable in the circumstances as of the date in question. Accounting principles are applied on a "consistent basis" when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

1.8 Knowledge

For the purposes of this Agreement, with respect to any matter, the knowledge of the Parent or the Issuer shall mean the actual knowledge of Joseph D. Ennen, Chief Executive Officer of the Parent, Scott Huckins, Chief Financial Officer of the Parent and Jill Barnett, Chief Administrative Officer of the Parent after making reasonable inquiry concerning the matters in question.

1.9 Schedules

The following Schedules and Exhibits are attached to and form an integral part of this Agreement:

Schedule A-1	-	Investors' Proportionate Share (Initial Closing)
Schedule A-2	-	Investors' Proportionate Share (Subsequent Closing)
Schedule B	-	Material Subsidiaries
Exhibit A	-	Engaged Capital Investor Rights Agreement
Exhibit B	-	Engaged Capital Voting Trust Agreement
Exhibit C	-	Exchange Agreement
Exhibit D	-	Oaktree Investor Rights Agreement
Exhibit E	-	Oaktree Voting Trust Agreement
Exhibit F	-	Observer Agreement

ARTICLE 2
PURCHASE OF SECURITIES

2.1   **Purchase of Purchased Series B-1 Preferred Shares**

On the terms and subject to the conditions of this Agreement, each Investor hereby subscribes for and purchases from the Issuer, and the Issuer hereby issues and sells to each Investor, each Investor's Proportionate Share of the Purchased Series B-1 Preferred Shares, for consideration of an aggregate amount of $30,000,000 (the "**Series B-1 Aggregate Proceeds**").

2.2   **Purchase of Purchased Series B-2 Preferred Shares**

On the terms and subject to the conditions of this Agreement, the Parent shall have the right but not the obligation (the "**Series B-2 Sale Option**") to require the Investors to purchase each Investor's Proportionate Share of the Purchased Series B-2 Preferred Shares, for consideration of an aggregate amount of up to $30,000,000 ("**Series B-2 Aggregate Proceeds**" and together with the Series B-1 Aggregate Proceeds, the "**Aggregate Proceeds**") exercisable by the Parent by notice to the Investors in writing of its decision to exercise the Series B-2 Sale Option (which notice shall include each Investor's Proportionate Share of the Purchased Series B-2 Preferred Shares) on or before July 15, 2020 (the "**Series B-2 Sale Option Notice**") to close on the date that is 25 days following the date of delivery of the Series B-2 Sale Option Notice (the "**Target Subsequent Closing Date**").

2.3   **Payment of Aggregate Proceeds**

On the Initial Closing Date and the Subsequent Closing Date, each Investor shall pay, or cause to be paid, to or as directed by the Parent and the Issuer in full satisfaction of the subscription price for the Purchased Series B-1 Preferred Shares and the Purchased Series B-2 Preferred Shares, respectively, its Proportionate Share of the Series B-1 Aggregate Proceeds and the Series B-2 Aggregate Proceeds, respectively, by wire transfer in immediately available funds.

2.4   **Use of Proceeds**

The Parent and the Issuer shall use the Aggregate Proceeds for general corporate purposes; provided, however, the Parent and the Issuer shall not use the Aggregate Proceeds for any acquisition of the capital stock or assets of another Person if such use of the Aggregate Proceeds would have required shareholder approval for the issuance of the Purchased Preferred Shares pursuant to Rule 5635(a)(2) of the Nasdaq Stock Market.

2.5   **Exchange Price of Series A Preferred Shares**

The Parent, the Issuer and the Oaktree Investors acknowledge that, pursuant to the Series A Preferred Terms, the Exchange Price (as defined in the Series A Preferred Terms) of the Series A Preferred Shares immediately following the issuance of the Purchased Preferred Shares shall be $7.00, in accordance with Section B5.5.4 of the Series A Preferred Terms.

Tor#: 9462644.31

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1   **Representations and Warranties of the Parent and the Issuer**

The Parent and the Issuer jointly and severally represent and warrant to each of the Investors as follows as of the date hereof and as of each Closing Date (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and acknowledge that each of the Investors are relying on such representations and warranties in entering into this Agreement and completing its respective subscription for the Purchased Preferred Shares:

(a)   Organization. Each of the Parent, the Issuer and each other Material Subsidiary of the Parent has been duly incorporated or otherwise organized and is validly existing in good standing under the Laws of the jurisdiction of its incorporation or formation, with power and authority (corporate and other) to own its properties and conduct its business as described in the Public Disclosure Documents and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except where the failure to obtain such qualification or good standing would not reasonably be expected to have a Material Adverse Effect.

(b)   Authorization. Other than any Shareholder Approval in accordance with Section 5.2, the Oaktree Consent to be delivered at the Initial Closing Time, the Parent Filing and the Issuer Filing, each of the Parent and the Issuer has the requisite corporate power and authority to enter into each of the Transaction Agreements to which it is a party, and to perform its obligations thereunder, and each of the Transaction Agreements to which the Parent or the Issuer is a party (i) has been duly authorized, (ii) has been duly executed and delivered by the Parent or the Issuer, as applicable, and (iii) is a valid and binding agreement of the Parent or the Issuer, as applicable, enforceable against such party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(c)   Authorized and Issued Capital. The authorized capital of the Parent on the Initial Closing Date will consist of (i) an unlimited number of Common Shares and (ii) an unlimited number of special shares issuable in series, of which the Special Voting Shares have been designated as the second series; and (iii) an unlimited number of Series 1 Special Shares. As of the close of business on the day prior to the date hereof, the Parent had 88,343,239 Common Shares and 11,333,333 Series 1 Special Shares issued and outstanding. The authorized capital of the Issuer on the Initial Closing Date will consist of (i) 2,000 shares of common stock, no par value and (ii) 145,000 shares of preferred stock, par value $0.001 per share, of which 85,000 have been designated Series A Preferred Stock, 30,000 designated Series B-1 Preferred Stock and 30,000 designated Series B-2 Preferred Stock. As of the close of business on the day prior to the date hereof, the Issuer had 2,000 shares of common stock and 85,000 shares of Series A Preferred Stock outstanding. All Common Shares outstanding and all Common Shares reserved for issuance, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable.

(d)   Subsidiaries. All the outstanding shares of capital stock or other equity interests of the Issuer and of each other Material Subsidiary of the Parent have been duly and validly authorized and issued and are fully paid and non-assessable. All of the outstanding shares of capital stock or other equity interests of the Issuer and each other Material Subsidiary of the Parent are owned directly or indirectly by the Parent, in each case, free and clear of Encumbrances, except (A) as set out in the Public Disclosure Documents or (B) for pledges of such equity interests under the ABL Loan Agreement, the Second Lien Indenture and the Prospective Debt Financing as and when such Prospective Debt Financing is entered into.

(e)   No Options. There are no securities convertible into, or exchangeable or exercisable for, or other rights to acquire from the Parent or the Issuer, as applicable, Common Shares or other equity interests in the Parent or the Issuer, other than (i) as disclosed or referred to in the Audited Financial Statements, (ii) securities issued in the normal course after December 28, 2019 in connection with the issuance of employee stock options, restricted share units or performance share units by the Parent, (iii) rights pursuant to the Parent's employee stock purchase plan; (iv) rights under the Shareholder Rights Plan and (v) as contemplated by the Transaction Agreements.

(f)   Issuance of Purchased Preferred Shares. Other than the Oaktree Consent to be delivered at the Initial Closing Time and the Issuer Filing, the Issuer has full corporate power and authority to issue the Purchased Preferred Shares. On the Initial Closing Date, the issuance of the Purchased Series B-1 Preferred Shares will be duly authorized and, upon payment of the Series B-1 Aggregate Proceeds, the Purchased Series B-1 Preferred Shares will be validly issued as fully paid and non-assessable Series B-1 Preferred Shares of the Issuer. Subject to the Parent's exercise of the Series B-2 Sale Option in accordance with Section 2.2, on the Subsequent Closing Date, the issuance of the Purchased Series B-2 Preferred Shares will be duly authorized and, upon payment of the Series B-2 Aggregate Proceeds, the Purchased Series B-2 Preferred Shares will be validly issued as fully paid and non-assessable Series B-2 Preferred Shares of the Issuer. On the Initial Closing Date and the Subsequent Closing Date, if any, the Investors will be the legal and registered owners of the Purchased Series B-1 Preferred Shares and the Purchased Series B-2 Preferred Shares respectively, and will have good title thereto free and clear of all Encumbrances, other than as may be imposed as a result of the application of any Laws applicable to the Investors or as are imposed as a result of any actions taken by, or transactions entered into by, the Investors.

(g)   Issuance of Exchange Common Shares. Other than any Shareholder Approval in accordance with Section 5.2, the Parent has full corporate power and authority to issue the Exchange Common Shares. On the Initial Closing Date, the issuance or delivery of the Exchange Common Shares will be duly authorized and, upon exchange of the Purchased Series B-1 Preferred Shares and the Purchased Series B-2 Preferred Shares in accordance with their terms or pursuant to the Exchange Agreement, the Exchange Common Shares will be validly issued as fully paid and non-assessable Common Shares of the Parent. At the time of issuance of the Exchange Common Shares, the Investors will be the legal owner of the Exchange Common Shares and will have good title thereto free and clear of all Encumbrances, other than as may be imposed as a result of the application of any Laws applicable to the Investors or as are imposed as a result of any actions taken by, or transactions entered into by, the Investors.

(h)   Issuance of Special Voting Shares. Other than any Shareholder Approval in accordance with Section 5.2 and the Parent Filing, the Parent has full corporate power and authority to issue the Special Voting Shares. On the Initial Closing Date, the issuance of the Special Voting Shares in accordance with the terms of each of the Engaged Capital Voting Trust Agreement and the Oaktree Voting Trust Agreement, as the case may be, will be duly authorized and, upon payment therefor, the Special Voting Shares will be validly issued as a fully paid and non-assessable Special Shares, Series 2 of the Parent. On the Initial Closing Date and the Subsequent Closing Date, the Engaged Capital Trustee and the Oaktree Trustee will be the registered owner of the Special Voting Shares issued to the Engaged Capital Trustee and the Oaktree Trustee at such time, as the case may be, and will have good title thereto free and clear of all Encumbrances, other than as may be imposed as a result of the application of any Laws applicable to the Engaged Capital Trustee or the Oaktree Trustee, as the case may be, or as are imposed as a result of any actions taken by, or transactions entered into by, the Engaged Capital Trustee or the Oaktree Trustee, as the case may be, including the Engaged Capital Voting Trust Agreement or the Oaktree Voting Trust Agreement, as the case may be.

(i)   No Violation. The execution and delivery by the Parent and the Issuer of each Transaction Agreement to which it is a party, and the performance by it of its obligations thereunder, including, the issuance of the Purchased Preferred Shares and the Exchange Common Shares to the Investors and of the Special Voting Shares to the Engaged Capital Trustee and the Oaktree Trustee, will not: (i) subject to the receipt of the Oaktree Consent to be delivered at the Initial Closing Time, the Parent Filing and the Issuer Filing, result in any violation of the provisions of the articles, by-laws or other constating documents of the Parent or the Issuer; (ii) subject to the receipt of the Lenders' Waivers and the Oaktree Consent to be delivered at the Initial Closing Time, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any Contract to which the Parent, the Issuer or the other Material Subsidiaries of the Parent is a party or by which the Parent, the Issuer or the other Material Subsidiaries of the Parent is bound or to which any of the property or assets of the Parent, the Issuer or the other Material Subsidiaries is subject; or (iii) subject to the receipt of the Regulatory Approvals, result in any violation of the provisions of any Law or Order applicable to the Parent, the Issuer or the other Material Subsidiaries of the Parent, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to have a Material Adverse Effect.

(j)   Consents and Approvals. No consent, approval, authorization or filing of or with any Governmental Entity by the Parent or the Issuer is required for the issue and sale of the Purchased Preferred Shares, the Exchange Common Shares and the Special Voting Shares or the consummation by the Parent or the Issuer of the transactions contemplated by the Transaction Agreements, other than: (i) the filing by the Parent under applicable Securities Laws of one or more Forms 45-106F1 – *Report of Exempt Distributions* with the Ontario Securities Commission; (ii) the approval of, and the filings required to be made, prior to or following the Initial Closing under the published rules of the TSX and NASDAQ; (iii) the filing of one or more Forms D with the SEC and such filings as are required to be made under applicable state securities laws in the United States; (iv) the filing of one or more Current Reports on Form 8-K by the Parent to report the execution of this Agreement and the transactions contemplated hereby, including any disclosure required under Multilateral Instrument 61-101 *Protection of Minority Security Holders in Special Transactions*; (v) the Parent Filing; (vi) the Issuer Filing and (vii) any other consent, approval, authorization or filing obtained or made by the Parent or the Issuer on or prior to the date hereof.

(k)   Compliance with Laws. None of the Parent, the Issuer or any other Material Subsidiary of the Parent is in violation of its articles or certificate of incorporation, by-laws or other constating documents. None of the Parent, the Issuer or any other Material Subsidiary of the Parent is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any material Contract to which it is a party or by which it or any of its properties or assets may be bound, except (i) as disclosed in the Public Disclosure Documents, (ii) such default resulting from any announced product recalls or market withdrawals, voluntary or otherwise, of products processed, manufactured, distributed or sold by the Parent or its Material Subsidiaries or (iii) such default which would not have a material adverse effect on the business, operations and financial condition of the Parent and its Material Subsidiaries, taken as a whole. To the knowledge of the Parent, there are not, and since December 28, 2019 there have not been, any unannounced product recalls or material market withdrawals, voluntary or otherwise, of products processed, manufactured, distributed or sold by the Parent or its subsidiaries. The Parent, the Issuer and the other Material Subsidiaries of the Parent are and have been in compliance with, and conduct their businesses in conformity with, all applicable Laws, except where the failure to be in compliance or conformity (x) results from any announced product recalls or market withdrawals, voluntary or otherwise, of products processed, manufactured, distributed or sold by the Parent or its subsidiaries or (y) would not reasonably be expected to have a Material Adverse Effect.

(l)   Regulatory Matters. The Parent is a "reporting issuer" in each of the Reporting Jurisdictions and is not included in a list of defaulting reporting issuers maintained by the Securities Regulators of any such jurisdictions. The Parent has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator seeking to revoke the Parent's reporting issuer status. As of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable Securities Laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, the Parent is eligible to register the resale of Common Shares by the Investors on Form S-3 promulgated under the U.S. Securities Act.

(m)   Listing of Common Shares. The Common Shares are listed and posted for trading on the TSX and NASDAQ and no Order ceasing or suspending trading in any securities of the Parent or prohibiting the sale or issuance of the Purchased Preferred Shares or the Exchange Common Shares or the trading of any of the Parent's or the Issuer's issued securities has been issued and no (formal or informal) proceedings for such purpose are pending or contemplated by the Parent or, to the knowledge of the Parent or the Issuer, have been threatened.

(n)   Financial Statements. The Audited Financial Statements present fairly in all material respects the financial position of the Parent as of the respective dates of such financial statements and schedules, and the results of operations and cash flows of the Parent and its subsidiaries for the respective periods covered thereby. The Audited Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States applied on a consistent basis as certified by the independent public accountants named in Section 3.1(o) below.

(o)   Independence of Auditors. Ernst & Young LLP, who has audited the Audited Financial Statements (i) are independent public accountants as required by the U.S. Securities Act, the Canadian Securities Laws and the rules of the Public Company Accounting Oversight Board (United States) (the "**PCAOB**"), (ii) have been appointed by an audit committee comprised entirely of independent directors of the board of directors of the Parent, (iii) are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X under the U.S. Securities Act and (iv) are a registered public accounting firm as defined by the PCAOB whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn.

(p)   Internal Controls. The Parent maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) that complies with the requirements of the U.S. Exchange Act and NI 52-109 and has been designed by the Parent's principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Except as otherwise disclosed in the Public Disclosure Documents, since the date of the Audited Financial Statements, the Parent is not aware of (i) any material weaknesses in its internal control over financial reporting or (ii) any change in its internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Parent's internal control over financial reporting.

(q)   Disclosure Controls & Procedures. The principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Parent have duly made the certifications required by Section 302 and Section 906 of the *Sarbanes-Oxley Act of 2002* (the "**Sarbanes-Oxley Act**") and any related rules and regulations promulgated by the SEC and under NI 52-109, and the statements contained in any such certification are complete and correct as of the respective dates thereof. The Parent has established and maintains and evaluates "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act). Such disclosure controls and procedures are (i) designed to ensure that material information relating to the Parent is made known to the Parent's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and (ii) effective.

(r)   Accounting Controls. Each of the Parent and its subsidiaries makes and keeps accurate books and records, in all material respects. Each of the Parent and its subsidiaries maintains internal accounting controls that provide reasonable assurance that (A) transactions are executed in accordance with management's authorization, (B) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets, (C) access to its assets is permitted only in accordance with management's authorization and (D) the reported accountability for its assets is compared with existing assets at reasonable intervals.

(s)   No Material Change.   Except as disclosed in the Public Disclosure Documents, since December 28, 2019, no change has occurred in any of the business, condition (financial or otherwise), operations, results of operations, capital, property, assets or liabilities of the Parent and its subsidiaries, taken as a whole, which has had or would reasonably be expected to have a Material Adverse Effect.   Since the date of the Audited Financial Statements, except as (A) described therein, and (B) for the transactions contemplated by the Transaction Agreements, (i) the Parent and its subsidiaries on a consolidated basis have not incurred any liabilities or obligations, direct or contingent, or entered into or agreed to enter into any transactions or contracts (written or oral) not in the ordinary course of business, which liabilities, obligations, transactions or contracts would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the Parent has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock and (iii) there has not been any material change in the capital stock or long-term indebtedness of the Parent on a consolidated basis other than the incurrence or anticipated incurrence of indebtedness under the Prospective Debt Financing;

(t)   Solvency.   The Parent and each Material Subsidiary is, and on the Closing Date after giving effect to the transactions contemplated by the Transaction Agreements will be, solvent.

(u)   Taxes.   The Parent and each of the Material Subsidiaries have filed all material federal (United States, Canadian or otherwise), provincial, state and foreign income and franchise tax returns, each of which has been true and correct in all material respects, or have requested and have received extensions thereof, and have paid, charged, deducted, withheld, collected and remitted on a timely basis all material taxes as required under applicable Laws (including any interest, additions to tax or penalties applicable thereto). Other than tax deficiencies that the Parent or any Material Subsidiary is contesting in good faith and for which the Parent or such Material Subsidiary has provided adequate reserves, there is no tax deficiency that has been asserted against the Parent or any of the Material Subsidiaries that would have, individually or in the aggregate, a Material Adverse Effect.   Although there are ongoing transfer pricing audits in respect of transactions between the Parent and its subsidiaries and taxation authorities have asked numerous questions and for copies of supporting documentation, no indication has been received by the Parent or its subsidiaries from any taxation authorities that any material transfer pricing assessment or reassessment is proposed. For all transactions between the Parent, on the one hand, and any non-resident Person with whom the Parent was not dealing at arm's length for the purposes of the Income Tax Act (Canada), on the other hand, during a taxation year commencing after 1998 and ending on or before the date hereof, the Parent has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the *Income Tax Act* (Canada).

(v)   Takeover Protections.   Assuming the representations and warranties of the Investors set forth in Section 3.2(n) are true and correct, neither Investor will become an acquiring person (as defined in the Shareholder Rights Plan) for purposes of the Shareholder Rights Plan as a result of the acquisition of the Purchased Preferred Shares.

3.2   **Representations and Warranties of the Investors**

Each Investor, severally for itself and not jointly, hereby represents, warrants and acknowledges to the Parent and the Issuer as follows as of the date hereof and as of each Closing

Date and acknowledges that the Parent and the Issuer are relying on such representations, warranties and acknowledgements in connection with the entering into of this Agreement and the performance of their obligations hereunder:

(a) Organization. It is organized and validly existing under its jurisdiction of origination or formation, with power (corporate or other and authority to own or to hold its Proportionate Share of the Purchased Preferred Shares and to complete the transactions to be completed by it as contemplated in the Transaction Agreements.

(b) Authorization. It has the requisite power and authority to enter into each of the Transaction Agreements to which it is a party, and to perform its obligations thereunder. Each of the Transaction Agreements to which it is a party (i) has been duly authorized, (ii) has been duly executed and delivered by it and (iii) is a valid and binding agreement of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(c) No Violation. The execution and delivery by it of each Transaction Agreement to which it is a party, and the performance of its obligations thereunder, including the purchase of its Proportionate Share of the Purchased Preferred Shares, does not and will not result in any violation of the (i) provisions of its constating documents or (ii) the provisions of any Law or Order applicable to it, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to materially delay or hinder the ability of such Investor to perform its obligations under the Transaction Agreements.

(d) Consents and Approvals. No consent, approval, authorization or filing of or with any Governmental Entity is required by it to purchase its Proportionate Share of the Purchased Preferred Shares or to complete the transactions contemplated by the Transaction Agreements that are to be completed on the date hereof, other than filings under applicable Securities Laws.

(e) Residency. It is resident in the United States.

(f) No Offering Document. It has not received any offering document or disclosure document relating to the Purchased Preferred Shares, the Exchange Common Shares or the Parent and its subsidiaries.

(g) Collection of Information. It acknowledges that: (i) the Parent may deliver to the Ontario Securities Commission certain "personal information" pertaining to it, including its full name, address, telephone number and email address, the number of securities subscribed by it hereunder and the total purchase price paid for such securities, the prospectus exemption relied on by the Parent and the date of distribution of the securities; (ii) such information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities

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legislation; (iii) such information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (iv) it may contact Administrative Assistant to the Director of Corporate Finance, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario, M5H 3S8, Telephone: (416) 593-8086 with respect to questions about the Ontario Securities Commission's indirect collection of such information. It acknowledges that its name and other specified information, including the number of securities subscribed for hereunder, may be disclosed to: (x) other Securities Regulators and may become available to the public in accordance with the requirements of applicable Laws; and (y) authorities pursuant to applicable Money Laundering Laws. It consents to the disclosure of all such information.

(h) <u>No Registration</u>. It acknowledges that the Purchased Preferred Shares and the Exchange Common Shares have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available.

(i) <u>No Broker's Fees</u>. It is not party to any Contract with any Person that would give rise to a valid claim against the Parent or the Issuer for a brokerage commission, finder's fee or like payment in connection with the issuance and sale of the Purchased Preferred Shares or the transactions contemplated by the Transaction Agreements.

(j) <u>Private Placement</u>. It is an "accredited investor" within the meaning of NI 45-106 and Regulation D under the U.S. Securities Act and is purchasing its Proportionate Share of the Purchased Preferred Shares as principal, solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. It represents that:

    (i) it understands that the Purchased Preferred Shares and the Exchange Common Shares are being offered on a "private placement" basis exempt from registration under Securities Laws, and, therefore, may not be transferred or sold in the United States except pursuant to the registration provisions of the U.S. Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable;

    (ii) it understands that no Securities Regulator has reviewed or passed on the merits of the Purchased Preferred Shares or the Exchange Common Shares;

    (iii) it understands that there is no government or other insurance covering the Purchased Preferred Shares or the Exchange Common Shares;

    (iv) it understands that there are risks associated with the purchase of the Purchased Preferred Shares and the Exchange Common Shares; and

    (v) it understands that there are restrictions on its ability to resell the Purchased Preferred Shares and the Exchange Common Shares under applicable Laws,

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it is its own responsibility to find out what those restrictions are and to comply with them before selling the Purchased Preferred Shares or the Exchange Common Shares and, except as otherwise set out in the Transaction Agreements, neither the Parent nor the Issuer has agreed to take any action to facilitate such resale in accordance with applicable Laws.

(k)   Legended Stock. It acknowledges that prior to the expiry of any applicable hold period under applicable Securities Laws, the certificates representing the Purchased Preferred Shares and the Exchange Common Shares will bear such legend or legends as may, in the opinion of counsel to the Parent and the Issuer, be necessary in order to avoid a violation of any Securities Laws or to comply with the requirements of the TSX or NASDAQ, provided that if, at any time, in the opinion of counsel to the Parent and the Issuer, such legends are no longer necessary in order to avoid a violation of any such Laws, or the holder of any such legended certificate, at the holder's expense, provides the Parent and the Issuer with evidence satisfactory in form and substance to the Parent and the Issuer (which may include an opinion of counsel satisfactory to the Parent and the Issuer) to the effect that such holder is entitled to sell or otherwise transfer such Purchased Preferred Shares and Exchange Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Parent and the Issuer in exchange for a certificate which does not bear such legend.

(l)   Investor Due Diligence. It acknowledges and agrees that, the Parent has afforded the Investors, their Affiliates and their respective agents, advisors and representatives an opportunity to review the Parent and its Material Subsidiaries and the business that they operate and documentation, contracts, agreements, reports, third party deliveries, financials and other information related thereto prior to the date hereof and that the Investors have completed such review to their satisfaction.

(m)   Investors Not Joint Actors or Combination of Persons.

   (i)   Neither Oaktree Investor is, was or has been, together with any Engaged Capital Investor, (A) acting jointly or in concert (as contemplated in Securities Laws), (B) a person or company in a combination of persons or companies referred to in paragraph (b) of the definition of "control person" in the *Securities Act* (Ontario) or (C) part of a "group" (as defined in Section 13(d)(3) of the U.S. Exchange Act), in each case in relation to the Parent, its securities or any of the transactions contemplated by the Transaction Agreements. Neither Oaktree Investor has any agreement, arrangement or understanding with any Engaged Capital Investor in relation to the Parent, its securities or any of the transactions contemplated by the Transaction Agreements, except as set forth in the Transaction Agreements.

   (ii)   Neither Engaged Capital Investor is, was or has been, together with any Oaktree Investor, (A) acting jointly or in concert (as contemplated in Securities Laws), (B) a person or company in a combination of persons or companies referred to in paragraph (b) of the definition of "control person" in the *Securities Act* (Ontario) or (C) part of a "group" (as defined in Section 13(d)(3) of the U.S. Exchange Act), in each case in relation to the Parent, its securities or any of the transactions contemplated by the Transaction Agreements. Neither Engaged Capital Investor has any agreement, arrangement or understanding with any Oaktree Investor in relation to the Parent, its securities or any of the transactions contemplated by the Transaction Agreements, except as set forth in the Transaction Agreements.

(n) <u>Shareholder Rights Plan Compliance</u>. None of the Investors will become an acquiring person (as defined in the Shareholder Rights Plan) for purposes of the Shareholder Rights Plan as a result of the acquisition of the Purchased Preferred Shares.

3.3 **Survival of Representations and Warranties**

The representations and warranties of a party herein shall survive until the date that is 18 months from the later of (i) the Initial Closing Date and (ii) the Subsequent Closing Date, if any, unless *bona fide* notice of a claim shall have been made in writing before such date, in which case the representation and warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of the claim; provided that the representations and warranties set out in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(f), 3.1(g), 3.1(h) and 3.1(i) and Sections 3.2(a), 3.2(b), 3.2(c), and 3.2(e), shall continue in full force and effect without limitation of time. Notwithstanding the foregoing, a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud or fraudulent misrepresentation may be made at any time following the date of this Agreement, subject only to applicable limitation periods imposed by applicable Law.

ARTICLE 4
INDEMNIFICATION

4.1 **Indemnity of the Parent and the Issuer**

The representations, warranties and covenants of the Parent and the Issuer contained in this Agreement are made jointly and severally by the Parent and the Issuer with the intent that they may be relied upon by the Investors in entering into this Agreement, determining whether to purchase the Purchased Preferred Shares and consummating the transactions contemplated hereby, and the Parent and the Issuer covenant and agree to indemnify and save harmless the Investors (and their respective Affiliates, shareholders, officers and directors) (collectively, the "**Investor Indemnitees**") from and against all (i) civil or administrative penalties imposed on the Investor Indemnitees arising from violations or alleged violations of applicable Laws and (ii) Losses, including amounts paid to settle actions (provided that the Parent and the Issuer have previously consented to such settlement) or satisfy judgements or awards suffered by the Investor Indemnitees, in each case caused by or arising directly or indirectly by reason of any inaccuracy in or breach by the Parent or the Issuer of any representation, warranty or covenant made by it under this Agreement; provided that, no Investor Indemnitees shall be entitled to recover Losses pursuant to this Section 4.1 in respect of a breach of representation, warranty or covenant in Section 3.1(k) or Section 3.1(s) if such Investor or its Affiliates (or any director, officer or employee of the Investor or its Affiliates) had knowledge at any time on or prior to date of such representation, warranty or covenant of the facts, events or conditions constituting or resulting in such breach of representation, warranty or covenant (and for this purpose, solely such information, documents and materials (together with the contents thereof) that have been publicly disclosed by Parent in its filings under applicable Securities Laws or news releases or have been disclosed to or made available to an Investor's Representative, or, with respect to the Oaktree Investors only, have been or are disclosed to the Investor or its representatives in the course of such Investor's due diligence investigation, are deemed to be known to the Investor).

4.2 **Indemnity by the Investors**

The representations, warranties and covenants of the Investors contained in this Agreement are made severally and not jointly by the Investors with the intent that they may be relied upon by the Parent and the Issuer in entering into this Agreement, determining whether to issue the Purchased Preferred Shares and consummating the transactions contemplated hereby, and each Investor covenants and agrees on a several, and not a joint basis, to indemnify and save harmless the Parent and the Issuer (and their Affiliates and their respective shareholders, officers and directors) (collectively, the **"Parent Indemnitees"**) from and against all (i) civil or administrative penalties imposed on the Parent Indemnitees arising from violations or alleged violations of applicable Laws and (ii) Losses, including amounts paid to settle actions (provided the Investor has previously consented to such settlement) or satisfy judgements or awards suffered by the Parent Indemnitees, in each case caused by or arising directly or indirectly by reason of any inaccuracy in or breach by any Investor of any representation, warranty or covenant made by it under this Agreement.

4.3 **Limitations**

No claim shall be made against the Parent and/or the Issuer under Section 4.1, and no claim shall be made against an Investor under Section 4.2, until the aggregate amount of the claims asserted against such party under Sections 4.1, in the case of the Parent and the Issuer, or under Section 4.2, in the case of an Investor, shall be at least $100,000. The maximum aggregate liability of the Parent and the Issuer to the Investor Indemnities under Section 4.1 shall be the Aggregate Proceeds. The maximum aggregate liability of any Investor to the Parent Indemnitees under Section 4.2 shall be such Investor's Proportionate Share of the Series B-1 Aggregate Proceeds plus such Investor's Proportionate Share of the Series B-2 Aggregate Proceeds.

4.4 **Exclusivity**

The provisions of this Article 4 shall apply to any claim described in Section 4.1 or Section 4.2, with the intent that all such claims shall be subject to the limitations and other provisions contained in this Article 4. This provision is not intended to preclude any proceeding by any party against any other party based on fraud or fraudulent misrepresentation.

ARTICLE 5
REGULATORY MATTERS AND LENDERS' WAIVERS

5.1   **Regulatory Approvals and Lenders' Waivers**

The parties hereto acknowledge that it may become necessary after the date of this Agreement to, solely to the extent necessary to receive the Regulatory Approvals and Lenders' Waivers, modify or amend the terms or conditions of this Agreement, the Purchased Preferred Shares, the Special Voting Shares or the Transaction Agreements and hereby agree to make such modifications or amendments to the terms or conditions of this Agreement, the Purchased Preferred Shares, the Special Voting Shares or the Transaction Agreements and to cooperate in good faith in order to receive such Regulatory Approvals or Lenders' Waivers and, in connection with such modifications or amendments, to use their reasonable best efforts to preserve the benefits (economic and otherwise) reasonably expected to be achieved by each of the parties hereto except to the extent reasonably required to obtain such Regulatory Approvals or Lenders Waivers; provided that, no such modification or amendment shall be made if, in any material respect, such modification or amendment materially adversely affects the rights and obligations of any party under this Agreement, the Purchased Preferred Shares, the Special Voting Shares or the Transaction Agreements without the prior written consent of such affected party. In the event that the proposed amendment or modification contemplated in this Section 5.1 materially adversely affects either the Oaktree Investors on one hand or the Engaged Capital Investors on the other hand and such affected parties do not consent to such modification or amendment (the "**Non-Consenting Party**") within two Business Days of a request by Parent to do so, the Parent may terminate this Agreement in respect of such Non-Consenting Party solely, and without prejudice to the other parties, and in the event that both the Oaktree Investors and the Engaged Capital Investors are affected parties and do not so consent, then this Agreement shall terminate and forthwith become void and no party shall have any liability or further obligation to any other party hereunder. If any Regulatory Approval is conditional upon approval of the voting shareholders of the Parent (the "**Shareholder Approval**"), either the Oaktree Investors on the one hand or the Engaged Capital Investors on the other hand may terminate this Agreement as to themselves solely, and without prejudice to the other parties, upon written notice to the Parent within five Business Days of receipt of written notification from the Parent of such conditional Regulatory Approval (which shall be provided promptly to the Investors and shall also state whether the Parent will seek such Shareholder Approval) and neither such terminating party shall have any liability or further obligation to any other party hereunder or under any of the other Transaction Agreements.

5.2   **Shareholder Approvals**

If any Regulatory Approval is conditional upon the Shareholder Approval, the Parent shall have the right, but not the obligation, to seek such Shareholder Approval by notifying the Investors forthwith of its intention to do so and calling a meeting of shareholders (the "**Shareholder Meeting**") within 21 days thereafter, such meeting to be held as soon thereafter as is reasonably practicable in the circumstances. If the Parent elects not to seek Shareholder Approval, which election shall be made promptly after Parent's knowledge of such conditional Regulatory Approval and notification of such election shall be made promptly to the Investors, or if Shareholder Approval is sought but not obtained within 100 days of the date hereof and the Agreement is not terminated by both the Oaktree Investors and the Engaged Capital Investors under Section 5.1, this Agreement may be terminated by any party whereupon this Agreement shall forthwith become void and no party shall have any liability or further obligation to any other party hereunder or under any of the other Transaction Agreements.

ARTICLE 6
CLOSING

6.1 Initial Closing

The Initial Closing for the purchase and sale of the Purchased Series B-1 Preferred Shares shall be held at the offices of Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, Toronto, Ontario, M5V 3J7 ("**Davies' Office**") in accordance with Article 7, on the first (1st) Business Day after satisfaction or waiver of the conditions set forth in Section 6.4 and Section 6.5 (other than those conditions that by their terms are to be satisfied at the Initial Closing, but subject to the satisfaction or waiver of those conditions) but shall in no event occur earlier than the date that is five Business Days after the date of the filing of the material change report (which report shall be promptly filed following the execution of the Agreement) required to be filed under applicable Canadian Securities Law in connection with the transactions contemplated hereunder (the "**Initial Closing Date**"). In no event shall the Initial Closing occur later than the later of (the "**Outside Date**"): (i) twenty (20) Business Days after the date of this Agreement; and (ii) the first (1st) Business Day after the date of the Shareholder Meeting at which the Shareholder Approval is obtained pursuant to Section 5.2, except in each case, as extended by mutual agreement of the parties hereto. In the event the Initial Closing has not occurred on or prior to the Outside Date, this Agreement may be terminated by any party with respect to such party solely, and without prejudice to the other parties, whereupon this Agreement shall forthwith become void with respect to such terminating party and such terminating party shall have no liability or further obligation to any other party hereunder or under any of the other Transaction Agreements, except in respect of any breach of this Agreement by such party prior to such termination; provided that no party may exercise this termination right if it has not satisfied its obligations under Section 6.2 (other than Sections 6.2(a) and 6.2(b)) and Section 6.4 (other than Section 6.4(b) (with respect to Sections 6.2(a) and 6.2(b)) and Section 6.4(c)) on the part of the Parent and the Issuer or Section 6.3 and Section 6.5 (other than Section 6.5(c)) on the part of the applicable Investors.

6.2 Initial Closing Deliveries of the Parent and the Issuer

The Parent and the Issuer, as applicable, shall deliver or cause to be delivered to the Investors on or before the Initial Closing Date, the following:

(a) evidence satisfactory to the Investors of the Regulatory Approvals;

(b) a copy of the Lenders' Waivers;

(c) a copy of the Issuer's amended certificate of incorporation evidencing the creation of the Preferred Shares;

(d) a copy of the Parent's articles of amendment evidencing the creation of the Special Voting Shares;

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(e) a certificate from a duly authorized officer of the Parent certifying: (i) the articles of the Parent; (ii) the incumbency of certain officers of the Parent; and (iii) the resolutions of the board of directors of the Parent approving the issuance of the Exchange Common Shares and the Special Voting Shares and the execution, delivery and performance of the Parent's obligations under each of the Transaction Agreements to which it is a party and the Observer Agreement and the consummation of the transactions contemplated hereunder and thereunder;

(f) a certificate from a duly authorized officer of the Issuer certifying: (i) the certificate of incorporation and by-laws of the Issuer; (ii) the incumbency of certain officers of the Issuer; and (iii) the resolutions of the board of directors of the Issuer approving the issuance of the Purchased Preferred Shares, the execution, delivery and performance of the Issuer's obligations under each of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereunder and thereunder;

(g) certificates duly executed by the Issuer representing the Purchased Series B-1 Preferred Shares registered in the name of the Investors;

(h) certificates duly executed by the Parent representing the Special Voting Shares registered in the name of the Engaged Capital Trustee and the Oaktree Trustee, as the case may be, issued in accordance with the Oaktree Voting Trust Agreement and the Engaged Capital Voting Trust Agreement, as the case may be;

(i) a legal opinion addressed to the Investors, in form and substance satisfactory to the Investors and their counsel, acting reasonably, from Canadian counsel to the Parent;

(j) a legal opinion addressed to the Investors, in form and substance satisfactory to the Investors and their counsel, acting reasonably, from United States counsel to the Issuer;

(k) a certificate from the applicable Governmental Entity, dated as of a recent date, evidencing the good standing of each of the Parent and the Issuer in their respective jurisdiction of origination or formation; and

(l) the following agreements, duly executed and delivered by the Parent and the Issuer, as applicable:

   (i) Oaktree Investor Rights Agreement;

   (ii) Engaged Capital Investor Rights Agreement;

   (iii) Exchange Agreement;

   (iv) Engaged Capital Voting Trust Agreement;

   (v) Oaktree Voting Trust Agreement; and

(vi)   Observer Agreement.

6.3   Closing Deliveries of the Investors

The Investors shall deliver, or cause to be delivered to the Parent and the Issuer, on the Initial Closing Date, the following:

(a)   payment of the Series B-1 Aggregate Proceeds in accordance with Section 2.3;

(b)   a copy of the Oaktree Consent; and

(c)   the following agreements, duly executed and delivered by the Investors and the Board Observer, as applicable:

    (i)   Oaktree Investor Rights Agreement;

    (ii)   Engaged Capital Investor Rights Agreement;

    (iii)   Exchange Agreement;

    (iv)   Engaged Capital Voting Trust Agreement;

    (v)   Oaktree Voting Trust Agreement; and

    (vi)   Observer Agreement.

6.4   Conditions to Each Investor's Obligations to Purchase the Purchased Series B-1 Preferred Shares

The obligation of each Investor hereunder to purchase the Purchased Series B-1 Preferred Shares is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for each Investor's sole benefit and may be waived by such Investor at any time in its sole discretion by providing the Issuer and the Parent with prior written notice thereof:

(a)   Initial Closing shall have occurred on or before the Outside Date;

(b)   the Parent and the Issuer shall have completed the deliveries set forth in Section 6.2;

(c)   in the event the Parent has elected to seek the Shareholder Approval (if required) in accordance with Section 5.2, the Parent shall have received such Shareholder Approval;

(d)   any modification or amendment to the terms or conditions of this Agreement, the Purchased Preferred Shares, the Special Voting Shares or the Transaction Agreements following the date hereof shall have been made in compliance with Section 5.1, if applicable, or Section 8.3;

(e)   the representations and warranties of the Parent shall be true and correct in all material respects (except for any representations or warranties already qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) as of the date when made and as of the Initial Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and the Parent shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Agreements to be performed, satisfied or complied with by the Parent at or prior to the Initial Closing Date. Each Investor shall have received a customary certificate, executed by the Chief Executive Officer or Chief Financial Officer of the Parent and dated as of the Initial Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Investor;

(f)   the representations and warranties of the Issuer shall be true and correct in all material respects (except for any representations or warranties already qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) as of the date when made and as of the Initial Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and the Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Agreements to be performed, satisfied or complied with by the Issuer at or prior to the Initial Closing Date. Each Investor shall have received a customary certificate, executed by the Chief Executive Officer or Chief Financial Officer of the Issuer and dated as of the Initial Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Investor; and

(g)   each of the Parent and the Issuer shall have delivered to such Investor such other documents relating to the transactions contemplated by this Agreement as such Investor or its counsel may reasonably request.

6.5   Conditions to the Parent and Issuer's Obligations to Sell the Purchased Series B-1 Preferred Shares

The obligation of the Parent and the Issuer hereunder to sell the Purchased Series B-1 Preferred Shares is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for the Parent and the Issuer's sole benefit and may be waived by the Parent and the Issuer at any time in its sole discretion by providing the Investors with prior written notice thereof:

(a)   Initial Closing shall have occurred on or before the Outside Date;

(b)   the Investors shall have completed the deliveries set forth in Section 6.3;

(c)   in the event the Parent has elected to seek the Shareholder Approval (if required) in accordance with Section 5.2, the Parent shall have received such Shareholder Approval;

(d)   the Parent and Issuer shall have received the necessary approvals and consents (other than the PIF Approval) to complete the transactions contemplated under the Transaction Agreements including Regulatory Approvals and the Lenders' Waivers;

(e)   any modification or amendment to the terms or conditions of this Agreement, the Purchased Preferred Shares, the Special Voting Shares or the Transaction Agreements following the date hereof shall have been made in compliance with Section 5.1, if applicable, or Section 8.3; and

(f)   the representations and warranties of each Investor shall be true and correct in all material respects (except for any representations or warranties already qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) as of the date when made and as of the Initial Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and each Investor shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Agreements to be performed, satisfied or complied with by such Investor at or prior to the Initial Closing Date. The Parent and Issuer shall have received a customary certificate, executed by the Chief Executive Officer, Chief Investment Officer or Chief Financial Officer of the Investor, or authorized signatories of or on behalf of the general partner of the Investor, and dated as of the Initial Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Parent and the Issuer.

6.6   **Subsequent Closing**

Subject to Section 2.2, the Subsequent Closing for the purchase and sale of the Purchased Series B-2 Preferred Shares shall be held at Davies' Office, on the later to occur of (the "**Subsequent Closing Date**"): (i) the Target Subsequent Closing Date and (ii) the first (1st) Business Day after satisfaction or waiver of the conditions set forth in Section 6.9 and Section 6.10 (other than those conditions that by their terms are to be satisfied at the Subsequent Closing, but subject to the satisfaction or waiver of those conditions). In no event shall the Subsequent Closing occur later than twenty (20) Business Days after the Target Subsequent Closing Date (the "**Subsequent Outside Date**"), except as extended by mutual agreement of the parties hereto. In the event the Subsequent Closing has not occurred on or prior to the Subsequent Outside Date, the Series B-2 Sale Option may be terminated by any party with respect to such party solely, and without prejudice to the other parties, whereupon the Series B-2 Sale Option shall forthwith become void with respect to such terminating party and such terminating party shall have no liability or further obligation to any other party hereunder in respect of the Series B-2 Sale Option, except in respect of any breach of this Agreement by such party prior to such termination; provided that no party may exercise this termination right if it has not satisfied its obligations under Section

6.7 and Section 6.9 on the part of the Parent and the Issuer or Section 6.8 and Section 6.10 (other than Section 6.10(b)) on the part of the applicable Investors.

6.7   <u>**Subsequent Closing Deliveries of the Parent and the Issuer**</u>

The Parent and the Issuer, as applicable, shall deliver or cause to be delivered to the Investors on or before the Subsequent Closing Date, the following:

(a)   a certificate from a duly authorized officer of the Parent certifying: (i) the articles of the Parent; (ii) the incumbency of certain officers of the Parent; and (iii) the resolutions of the board of directors of the Parent approving the issuance of the Exchange Common Shares and the Special Voting Shares and the execution, delivery and performance of the Parent's obligations under each of the Transaction Agreements to which it is a party and the Observer Agreement and the consummation of the transactions contemplated hereunder and thereunder;

(b)   a certificate from a duly authorized officer of the Issuer certifying: (i) the certificate of incorporation and by-laws of the Issuer; (ii) the incumbency of certain officers of the Issuer; and (iii) the resolutions of the board of directors of the Issuer approving the issuance of the Purchased Preferred Shares, the execution, delivery and performance of the Issuer's obligations under each of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereunder and thereunder;

(c)   certificates duly executed by the Issuer representing the Purchased Series B-2 Preferred Shares registered in the name of the Investors;

(d)   certificates duly executed by the Parent representing the Special Voting Shares registered in the name of the Engaged Capital Trustee and the Oaktree Trustee, as the case may be, issued in accordance with the Oaktree Voting Trust Agreement and the Engaged Capital Voting Trust Agreement, as the case may be; and

(e)   a certificate from the applicable Governmental Entity, dated as of a recent date, evidencing the good standing of each of the Parent and the Issuer in their respective jurisdiction of origination or formation.

6.8   <u>**Closing Deliveries of the Investors**</u>

The Investors shall deliver, or cause to be delivered to the Parent and the Issuer, on the Subsequent Closing Date, the payment of the Series B-2 Aggregate Proceeds in accordance with Section 2.3.

6.9   <u>**Conditions to Each Investor's Obligations to Purchase the Purchased Series B-2 Preferred Shares**</u>

The obligation of each Investor hereunder to purchase the Purchased Series B-2 Preferred Shares is subject to the satisfaction, at or before the Subsequent Closing Date, of each of the following conditions, provided that these conditions are for each Investor's sole benefit and may be waived by such Investor at any time in its sole discretion by providing the Issuer and the Parent with prior written notice thereof:

(a)   the Initial Closing shall have occurred;

(b)   the Parent and the Issuer shall have completed the deliveries set forth in Section 6.7;

(c)   the representations and warranties of the Parent shall be true and correct in all material respects (except for any representations or warranties already qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) as of the Subsequent Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and the Parent shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Agreements to be performed, satisfied or complied with by the Parent at or prior to the Subsequent Closing Date. Each Investor shall have received a customary certificate, executed by the Chief Executive Officer or Chief Financial Officer of the Parent and dated as of the Subsequent Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Investor;

(d)   the representations and warranties of the Issuer shall be true and correct in all material respects (except for any representations or warranties already qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) as of the Subsequent Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and the Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Agreements to be performed, satisfied or complied with by the Issuer at or prior to the Subsequent Closing Date. Each Investor shall have received a customary certificate, executed by the Chief Executive Officer or Chief Financial Officer of the Issuer and dated as of the Subsequent Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Investor; and

(e)   each of the Parent and the Issuer shall have delivered to such Investor such other documents relating to the transactions contemplated by this Agreement as such Investor or its counsel may reasonably request.

6.10   Conditions to the Parent and Issuer's Obligations to Sell the Purchased Series B-2 Preferred Shares

The obligation of the Parent and the Issuer hereunder to sell the Purchased Series B-2 Preferred Shares is subject to the satisfaction, at or before the Subsequent Closing Date, of each of the following conditions, provided that these conditions are for the Parent and the Issuer's sole benefit and may be waived by the Parent and the Issuer at any time in its sole discretion by providing the Investors with prior written notice thereof:

(a)   the Initial Closing shall have occurred;

(b)   the Parent shall have exercised its rights to exercise its Series B-2 Sale Option in accordance with Section 2.2;

(c)   the Investors shall have completed the deliveries set forth in Section 6.8; and

(d)   the representations and warranties of each Investor shall be true and correct in all material respects (except for any representations or warranties already qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) as of the Subsequent Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and each Investor shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Agreements to be performed, satisfied or complied with by such Investor at or prior to the Subsequent Closing Date. The Parent and Issuer shall have received a customary certificate, executed by the Chief Executive Officer, Chief Investment Officer or Chief Financial Officer of the Investor, or authorized signatories of or on behalf of the general partner of the Investor, and dated as of the Subsequent Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Parent and the Issuer.

ARTICLE 7
INITIAL CLOSING ARRANGEMENTS

7.1   Initial Closing Arrangements

Subject to all conditions set forth in Section 6.4 (other than Section 6.4(b)) and Section 6.5 (other than Section 6.5(b)) having been satisfied or waived on or before the Initial Closing Date, the parties hereby agree that the process of the Initial Closing shall be as follows:

(a)   the Initial Closing shall commence on the Initial Closing Time on the Initial Closing Date and shall be irrevocable thereafter until the completion of the closing deliverables in Section 6.4(b) and Section 6.5(b) in accordance with Section 7.1(b); and

(b)   the following shall occur consecutively (other than (ii) and (iii) below which may occur simultaneously, and other than (v) and (vi) below which shall be deemed to occur simultaneously) on the Initial Closing Date:

(i)   the Oaktree Consent shall be delivered pursuant to Section 6.3(b) as of the Initial Closing Time;

(ii) the Issuer Filing shall be completed and a copy of the Issuer's amended certificate of incorporation evidencing the creation of the Preferred Shares shall be delivered pursuant to Section 6.2(c);

(iii) the Parent Filing shall be completed and a copy of the Parent's articles of amendment evidencing the creation of the Special Voting Shares shall be delivered pursuant to Section 6.2(d);

(iv) each party shall make the deliveries required of it under Sections 6.2(a), 6.2(b), 6.2(e), 6.2(f), 6.2(i), 6.2(j), 6.2(k) and 6.2(l) and Section 6.3(c);

(v) the Investors shall make payment of the Series B-1 Aggregate Proceeds to the Parent and the Issuer pursuant to Section 6.3(a); and

(vi) the Issuer shall deliver the certificates representing the Purchased Series B-1 Preferred Shares pursuant to Section 6.2(g) and the Parent shall deliver the certificates representing the Special Voting Shares pursuant to Section 6.2(h).

ARTICLE 8
MISCELLANEOUS

8.1 Public Disclosure and Filings

Neither the Parent, the Issuer, nor any Investor shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior approval of the other parties, which shall not be unreasonably withheld or delayed. Each party shall use commercially reasonable efforts to permit the other parties to review and comment on all such public announcements prior to the release or filing thereof. Notwithstanding the foregoing, the Investors hereby acknowledge and agree that the Parent may publicly disclose the terms of the Transaction Agreements and file the Transaction Agreements and the terms of the Preferred Shares and the Special Voting Shares as required by applicable Securities Laws; provided that the Parent will consider, acting reasonably, any request by the Investors for redactions to, or confidential treatment of, such materials to the extent permitted under applicable Securities Laws. Parent hereby acknowledges and agrees that the Investors may make such filings as required by applicable Securities Laws with respect to their ownership of the Purchased Preferred Shares, the Special Voting Shares and the Exchange Common Shares.

8.2 Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i) in the case of the Oaktree Investors:

c/o Oaktree Principal Fund VI (Delaware), L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, California 90017

Attention: David Smolens
Facsimile: 213.830.6293
E-mail: dsmolens@oaktree.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60601

Attention: Dennis M. Myers and Hamed Meshki
Facsimile: 312.862.2200 and 213.808.8145
E-mail: dennis.myers@kirkland.com and hmeshki@kirkland.com

and

Stikeman Elliott LLP
1155 Rene-Levesque West, 40th Floor
Montreal, Quebec
H3B 3V2

Attention: John W. Leopold and David Masse
Facsimile: 514.397.3222
E-mail: jleopold@stikeman.com and dmasse@stikeman.com

(ii)   in the case of the Engaged Capital Investors

Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660

Attention: Glenn W. Welling
E-mail: glenn@engagedcapital.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

Attention: Steve Wolosky and Ryan Nebel
Facsimile: 212.451.2222
E-mail: swolosky@olshanlaw.com and rnebel@olshanlaw.com

Tor#: 9462644.31

and

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention: Jon Feldman and Michael Partridge
Facsimile: 416.979.1234
E-mail: jonfeldman@goodmans.ca and mpartridge@goodmans.ca

(iii)   in the case of the Parent or the Issuer:

7301 Ohms Lane, Suite 600
Edina, Minnesota 55439

Attention: Chief Administrative Officer
Facsimile: 952.835.1991
E-mail: jill.barnett@sunopta.com

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, Ontario
M5V 3J7

Attention: Patricia Olasker
Facsimile: 416.863.0871
E-mail: polasker@dwpv.com

(b)   Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)   Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 8.2.

8.3   Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. Each Investor may amend or waive a provision of this Agreement as to itself without the action or consent of any other Investor;

provided that, (i) in the case of an amendment or waiver by an Oaktree Investor, the prior written consent of the Engaged Capital Investors will be required to the extent such amendment or waiver grants material additional rights and benefits to such Oaktree Investor or its Affiliates or is materially adverse to any Engaged Capital Investor and (ii) in the case of an amendment or waiver by an Engaged Capital Investor, the prior written consent of the Oaktree Investors will be required to the extent such amendment or waiver grants material additional rights and benefits to such Engaged Capital Investor or its Affiliates or is materially adverse to any Oaktree Investor. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.4   Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties, provided, that, prior to the Initial Closing and the Subsequent Closing, if any, an Engaged Capital Investor may assign to another Engaged Capital Investor, and an Oaktree Investor may assign to another Oaktree Investor, in whole or in part, its rights to purchase Series B-1 Preferred Shares and Series B-2 Preferred Shares, respectively hereunder.

8.5   Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

8.6   Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

8.7   Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement. Electronic signatures and electronic pdf signatures shall be acceptable as a means of executing such documents.

8.8   Expenses

Each party will bear their own expenses in connection with the negotiation, preparation, execution and performance of this Agreement and the other Transaction Agreements and the transactions contemplated herein and therein, except as otherwise specifically agreed.

Tor#: 9462644.31

8.9 Independent Nature of Investors' Obligations and Rights

The obligations of each Investor under any Transaction Agreements are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Agreement. Nothing contained herein or in any other Transaction Agreement, and no action taken by any Oaktree Investor or Engaged Capital Investor pursuant hereto or thereto, shall be deemed to constitute the Oaktree Investors and the Engaged Capital Investors collectively as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Oaktree Investors on one hand and the Engaged Capital Investors on the other hand are in any way acting in concert or as a group, and neither the Parent nor the Issuer may assert any such claim in relation to the acquisition of the Purchased Preferred Shares on the Closing Date hereunder and each of the Oaktree Investors on one hand and the Engaged Capital Investors on the other hand confirm that they have independently participated in the negotiation of the transaction contemplated hereby with the advice of their own counsel and advisors. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Agreements, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The use of a single agreement to effectuate the purchase and sale of the Purchased Preferred Shares contemplated hereby was done solely for the convenience of the Issuer and not because it was required or requested to do so by any Investor. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Agreement is between the Issuer, the Parent and each of the Oaktree Investors and Engaged Capital Investors, and not between the Issuer, the Parent and the Oaktree Investors and Engaged Capital Investors collectively and not between and among the Oaktree Investors and the Engaged Capital Investors.

[Remainder of page left intentionally blank.]

Tor#: 9462644.31

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first written above.

SUNOPTA INC.

DocuSigned by:

by Scott Huckins

Name: Scott Huckins

Title: CFO

SUNOPTA FOODS INC.

DocuSigned by:

by Scott Huckins

Name: Scott Huckins

Title: CFO

OAKTREE ORGANICS, L.P.

By: Oaktree Special Situations Fund
            GP, L.P.
Its: General Partner

By: Oaktree Special Situations Fund
            GP, Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By: _____

            Name: Zach Serebrenik
            Title: Managing Director

By: _____

            Name: David Smolens
            Title: Vice President

**OAKTREE HUNTINGTON
INVESTMENT FUND II, L.P.**

By: Oaktree Huntington Investment
            Fund II GP, L.P.
Its: General Partner

By: Oaktree Fund GP, LLC
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By: _____

            Name: Zach Serebrenik
            Title: Authorized Signatory

By: _____

            Name: David Smolens
            Title: Authorized Signatory

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

By: Engaged Capital, LLC
Its: General Partner

By: _____
        Name: Glenn W. Welling
        Title: Founder and Chief
        Investment Officer

ENGAGED CAPITAL, LLC

By: _____
        Name: Glenn W. Welling
        Title: Founder and Chief
        Investment Officer

ENGAGED CAPITAL CO-INVEST IV-A, LP

By: Engaged Capital, LLC
Its: General Partner

By: _____
        Name: Glenn W. Welling
        Title: Founder and Chief
        Investment Officer

SCHEDULE A-1

INVESTORS' PROPORTIONATE SHARE (INITIAL CLOSING)

Investor	Purchased Series B-1 Preferred Shares	Percentage of Purchased Series B-1 Preferred Shares	Series B-1 Aggregate Proceeds
Oaktree Organics, L.P.	12,538.52	41.80%	$12,538,520
Oaktree Huntington Investment Fund II, L.P.	2,461.48	8.20%	$2,461,480
Engaged Capital Flagship Master Fund, LP	13,180	43.93%	$13,180,000
Engaged Capital, LLC	1,170	3.90%	$1,170,000
Engaged Capital Co-Invest IV-A, LP	650	2.17%	$650,000
Total	30,000	100%	$30,000,000

SCHEDULE A-2

INVESTORS' PROPORTIONATE SHARE (SUBSEQUENT CLOSING)

Investor	Purchased Series B-2 Preferred Shares	Percentage of Purchased Series B-2 Preferred Shares	Series B-2 Aggregate Proceeds
Oaktree Organics, L.P.	up to 12,538.52	41.80%	up to $12,538,520
Oaktree Huntington Investment Fund II, L.P.	up to 2,461.48	8.20%	up to $2,461,480
Engaged Capital Flagship Master Fund, LP	up to 13,180	43.93%	up to $13,180,000
Engaged Capital, LLC	up to 1,170	3.90%	up to $1,170,000
Engaged Capital Co-Invest IV-A, LP	up to 650	2.17%	up to $650,000
Total	up to 30,000	100%	up to $30,000,000

SCHEDULE B

MATERIAL SUBSIDIARIES

SunOpta Foods Inc.

SunOpta Grains and Foods Inc.

SunOpta Companies Inc.

Tradin Organics USA LLC

Sunrise Growers Inc.

SunOpta Financing Canada ULC

SunOpta Financing 2017 LLC

SunOpta Holdings LLC

EXHIBIT A

ENGAGED CAPITAL INVESTOR RIGHTS AGREEMENT

See attached.

INVESTOR RIGHTS AGREEMENT

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

and

ENGAGED CAPITAL, LLC

and

ENGAGED CAPITAL CO-INVEST IV-A, LP

and

SUNOPTA INC.

and

SUNOPTA FOODS INC.

[●], 2020

TABLE OF CONTENTS

<u>**INVESTOR RIGHTS AGREEMENT**</u>

THIS AGREEMENT made the [●]th day of [●], 2020,

BETWEEN:

> **ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP**, an exempted limited partnership existing under the laws of the Cayman Islands,

> - and -

> **ENGAGED CAPITAL, LLC**, a limited liability company existing under the laws of the State of Delaware,

> - and -

> **ENGAGED CAPITAL CO-INVEST IV-A, LP**, a limited partnership existing under the laws of the State of Delaware,

> (collectively, hereinafter referred to as the "**Investors**" and each an "**Investor**"),

> - and -

> **SUNOPTA INC.**, a corporation existing under the federal laws of Canada,

> (hereinafter referred to as the "**Parent**"),

> - and -

> **SUNOPTA FOODS INC.**, a corporation existing under the laws of the State of Delaware,

> (hereinafter referred to as the "**Issuer**"),

WHEREAS, as of the date hereof, the Investors beneficially own or control 8,731,907 Common Shares;

AND WHEREAS the Parent, the Issuer and the Investors have entered into a securities subscription agreement dated the date hereof (the "**Subscription Agreement**") pursuant to which the Investors subscribed for the Purchased Series B Preferred Shares and agreed to subscribe for, only if and to the extent the Parent exercises the Series B-2 Sale Option, the Purchased Series B-2 Preferred Shares (each as defined below);

AND WHEREAS in connection with the Investors' subscription pursuant to the Subscription Agreement, the Parent and the Issuer have agreed to grant certain rights set out herein to the Investors, on the terms and subject to the conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE I
INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"**ABL Loan Agreement**" means the asset-based revolving credit facility dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020 and as may be amended on or about the date hereof in respect of the Prospective Debt Financing) between the Parent, the Issuer and The Organic Corporation B.V., as borrower, and certain other subsidiaries of the Parent, as borrowers and guarantors, Bank of America, N.A., Bank of America, N.A. (acting through its Canada branch), Bank of America, N.A. (acting through its London branch), Rabobank Nederland, Canadian branch, Bank of Montreal, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association and Wells Fargo Capital Finance Corporation Canada, and the ABL Lenders, as lenders, as the same may be restated, amended or amended and restated from time to time;

"**Act**" means the *Canada Business Corporations Act*;

"**Additional Market Shares**" means up to 1,000,000 Common Shares acquired by the Investors or their Affiliates by way of open market purchases after the date hereof and prior to the first anniversary of the date hereof;

"**Affiliate**" means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise; provided, that "Affiliates" of a Person shall not include any entity, solely by reason of the fact that one or more of such Person's employees or principals serves as a member of its board of directors or similar governing body, unless such Person otherwise controls such entity (as the term "control" is defined in Rule 12b-2 promulgated under the U.S. Exchange Act);

"**AGM**" means any annual general or annual general and special meeting of the shareholders of the Parent, or the meeting resulting from any adjournment or postponement thereof;

"**Approved Change of Control Transaction**" means a Change of Control Transaction which has been approved by a majority of the independent members of, and publicly recommended for acceptance by shareholders of the Parent by, the Board of Directors;

"**As-Exchanged Ownership of the Investors**" means, as at any date, the aggregate interest of the Investors and their Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Purchased Series B Preferred Shares beneficially owned or controlled by the Investors and their Affiliates at the relevant date are exchangeable (without giving effect to any applicable Exchange Cap or Rights Plan Exchange Cap) plus (ii) the number of Common Shares beneficially owned or controlled by the Investors and their Affiliates as a result of the exchange of the Purchased Series B Preferred Shares or exercise of the Participation Right, at the relevant date, and (b) the denominator of which shall be the number of Common Shares outstanding as at such relevant date, calculated on a partially diluted basis assuming the issuance or delivery of Exchange Common Shares issuable or deliverable upon exercise of the Purchased Series B Preferred Shares (without giving effect to any applicable Exchange Cap or Rights Plan Exchange Cap);

"**Board of Directors**" means the board of directors of the Parent;

"**Business Day**" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York and (b) a day on which banks are generally closed in the Province of Ontario or the State of New York;

"**Canadian Securities Acts**" means the applicable securities legislation of each of the provinces of Canada and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

"**Canadian Securities Commissions**" means the securities commissions or similar securities regulatory authorities in each of the provinces of Canada;

"**Capitalized Lease Obligations**" shall mean, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP (as defined in the Second Lien Indenture);

"**Change of Control Transaction**" shall mean the occurrence of any of the following:

(a)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned subsidiary);

(b)   the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the U.S. Exchange Act), directly or indirectly, of more than 50% of the voting power of the Parent; *provided,* however, solely for purposes of this subsection (b), a "Person" shall include a "group" within the meaning of Section 13(d) of the U.S. Exchange Act; or

(c)   a plan or scheme of arrangement, merger, amalgamation, consolidation, share sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction;

"**Closing Date Debt Agreements**" means, collectively, any current or future Capitalized Lease Obligations of the Parent or its subsidiaries and the credit facilities made available to the Parent or its subsidiaries under the ABL Loan Agreement, the Second Lien Indenture and the Prospective Debt Financing, as applicable;

"**Closing Date Indebtedness**" means $490.7 million, being the aggregate amount outstanding as of December 28, 2019 in respect of "Bank Indebtedness and Long-Term Debt" as shown on Note 14 of the Parent's Annual Report on Form 10-K for the fiscal year ended December 28, 2019, plus the amount if any of the Prospective Debt Financing, plus any future Capitalized Lease Obligations of the Parent or its subsidiaries;

"**Common Shares**" means the common shares in the capital of the Parent;

"**Confidential Information**" means any and all information, in any form or medium, written or oral, whether concerning or relating to the Parent, its Affiliates, its and their officers and employees or any third party, (whether prepared by the Parent or on behalf of the Parent or otherwise, and irrespective of the form or means of communication and whether it is labeled or otherwise identified as confidential) that is furnished to or on behalf of the Investors or their Representatives by or on behalf of the Parent at any time, whether before, upon or after the execution of this Agreement, including all oral and written information relating to financial statements, projections, evaluations, plans, programs, customers, suppliers, facilities, equipment and other assets, products, processes, manufacturing, marketing, research and development, trade secrets, know-how, patent applications that that have not been published, technology and other confidential information and intellectual property of the Parent and its Affiliates. "Confidential Information" shall be deemed to include all notes, analyses, studies, interpretations, memoranda and other documents, material or reports (in any form or medium) prepared by the Investors and their Representatives that contain, reflect or are based upon, in whole or part, the information furnished to or on behalf of the Parent;

"**Confidentiality Agreement**" means the confidentiality and compliance agreement dated November 28, 2016 between the Parent and, Engaged Capital, LLC on its own behalf and on behalf of Engaged Capital Flagship Master Fund, LP, Engaged Capital Co-Invest IV, LP, Engaged

Capital Flagship Fund, LP, Engaged Capital Flagship Fund, Ltd. and Engaged Capital Holdings, LLC;

"**Demand Registration**" has the meaning given to such term in Section 5.2(a);

"**Demand Registration Request**" has the meaning given to such term in Section 5.2(a);

"**Exchange Agreement**" means the exchange and support agreement entered into between the Investors, the Parent and the Issuer on the date hereof;

"**Exchange Cap**" has the meaning given to such term in the Series B-1 Preferred Share Terms and the Series B-2 Preferred Share Terms;

"**Exchange Common Shares**" means the Common Shares issuable or deliverable to the Investors upon exchange of the Purchased Series B Preferred Shares;

"**Exempt Issuance**" means the issuance by the Parent of Common Shares or Subject Securities: (a) pursuant to any merger, business combination or similar transaction, tender offer, exchange offer, formal take-over bid, statutory amalgamation, statutory arrangement or other statutory procedure, reorganization, asset purchase or other acquisition of assets or shares of a third party; (b) pursuant to a rights offering by the Parent to all of its holders of Common Shares and Preferred Shares (on an as-exchanged basis); (c) upon the exercise or conversion of any exchangeable or convertible Subject Securities; (d) pursuant to employee, advisor, director or advisory board compensation arrangements, including stock option plans; (e) as a result of the consolidation or subdivision of any securities of the Parent or its subsidiaries, or as special distributions, stock dividends or payments in kind or similar transactions; (f) to any of the Investors or any of their Affiliates and (g) pursuant to the Subscription Agreement;

"**Exercise Notice**" has the meaning given to such term in Section 4.1(c);

"**Exercise Notice Period**" has the meaning given to such term in Section 4.1(c);

"**Governmental Entity**" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange including the TSX, the NASDAQ and any other exchange on which the securities of the Parent are listed or posted for trading;

"**Independent of Engaged**" means a person who is independent of the Investors and their Affiliates and is not a past or present employee, officer, director, principal or Affiliate of the Investors or their Affiliates;

"**Investor Allocation**" has the meaning given to such term in Section 4.1(c);

"**Investor Nominee**" has the meaning given to such term in Section 2.1(a);

"**Investor Series B Demand Shares**" has the meaning given to such term in Section 5.2(a);

"**Investors**" means collectively, Engaged Capital Flagship Master Fund, LP, Engaged Capital, LLC and Engaged Capital Co-Invest IV-A, LP;

"**Issuer**" has the meaning given to such term in the recitals hereto;

"**Laws**" means any and all federal, state, provincial, regional, local, municipal or other laws, statutes, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws;

"**NASDAQ**" means the NASDAQ stock market or any successor thereto;

"**New Indebtedness**" means any Indebtedness (as defined in the Second Lien Indenture) other than the Closing Date Indebtedness;

"**Next Proximate AGM**" has the meaning given to such term in Section 6.3(e);

"**Nominee Confidentiality Agreement**" means a confidentiality agreement between the Investor Nominee, the Investor and the Parent entered into on the date hereof;

"**Oaktree Investors**" means Oaktree Organics, L.P. and certain of its Affiliates;

"**Oaktree Investor Rights Agreement**" means the amended and restated investor rights agreement entered into between the Oaktree Investors, the Parent and the Issuer on the date hereof;

"**Oaktree Pro Rata Percentage**" means the percentage amount of the quotient of (i) the number of shares of Series B-1 Preferred Shares and Series B-2 Preferred Shares purchased by the Oaktree Investors on the date hereof and purchased by the Oaktree Investors on the exercise of the Series B-2 Sale Option, respectively, and (ii) the number of Purchased Series B Preferred Shares;

"**Oaktree Series B Demand Shares**" has the meaning given to such term of Section 5.2(a);

"**Order**" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

"**Ownership Certificate**" has the meaning given to such term in Section 6.8(a);

"**Ownership of the Investors**" means, as of any date, the aggregate interest of the Investors and their Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares beneficially owned or controlled at such date by the Investors and their Affiliates, plus (ii) the number of Exchange Common Shares that are issuable on exchange of Purchased Series B Preferred Shares beneficially owned or controlled at such date by the Investors and their Affiliates (without giving effect to any applicable Exchange Cap or Rights Plan Exchange Cap), and (b) the denominator of which shall be the sum of (i) the total number of Exchange Common Shares issued on exchange of the Purchased Series B Preferred Shares as of such date, plus (ii) the number of Exchange Common Shares that remain issuable as of such date upon any future exchange of the Purchased Series B Preferred Shares (without giving effect to any applicable Exchange Cap or Rights Plan Exchange Cap);

"**Parent**" has the meaning given to such term in the recitals hereto;

"**Participation Right**" has the meaning given to such term in Section 4.1(b);

"**Person**" means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

"**Piggyback Notice**" has the meaning given to such term in Section 5.4(a);

"**Piggyback Registration**" has the meaning given to such term in Section 5.4(a);

"**Piggyback Request**" has the meaning given to such term in Section 5.4(a);

"**Preferred Shares**" means the Series A Preferred Shares, Series B-1 Preferred Shares, Series B-2 Preferred Shares and any other series of Preferred Stock in the capital stock of the Issuer;

"**Prospective Debt Financing**" means the debt financing to be entered into on or about the date hereof in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

"**Purchased Series B Preferred Shares**" means the Purchased Series B-1 Preferred Shares and the Purchased Series B-2 Preferred Shares, and for certainty shall not include the Purchased Series B-2 Preferred Shares except to the extent subscribed for by the Investors in accordance with the Series B-2 Sale Option;

"**Purchased Series B-1 Preferred Shares**" means 15,000 Series B-1 Preferred Shares issued to the Investors pursuant to the Subscription Agreement;

"**Purchased Series B-2 Preferred Shares**" means up to 15,000 Series B-2 Preferred Shares solely if and to the extent issued to the Investors pursuant to the Subscription Agreement;

"**Registrable Shares**" means any (i) Common Shares that the Investors have acquired or have the right to acquire upon exchange or conversion of the Purchased Series B Preferred Shares or Subject Securities or (ii) any Additional Market Shares acquired in accordance with Section 6.5(c), provided, further that all Common Shares directly or indirectly issued or issuable with respect to the securities referred to in clauses (i) or (ii) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization shall also be deemed Registrable Shares;

"**Registration**" means the qualification under any of the Canadian Securities Acts of the distribution of Registrable Shares to the public in any or all of the provinces and territories of

Canada pursuant to a prospectus and/or the registration under the U.S. Securities Act of the distribution of Registrable Shares to the public in the United States pursuant to a registration statement, as applicable;

"**Registration Expenses**" means all expenses incurred in connection with a Registration, including, without limiting the generality of the foregoing, the following:

(a) all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent and the fees and disbursements of counsel to any underwriter, investment bank, manager or agent in connection with the Registration;

(b) all fees, disbursements and expenses of counsel and auditors to the Parent (including as applicable, the expenses of any comfort letter);

(c) all expenses incurred in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus, registration statement or any other offering document and any amendments and supplements thereto and in connection with the mailing and delivering of copies thereof to any underwriters and dealers;

(d) all filing fees and registration and qualification expenses of any Canadian Securities Commission, the SEC or the Financial Industry Regulatory Authority, as applicable;

(e) as applicable, all reasonable fees and expenses incurred in connection with compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel for the Investors in connection with blue sky registration of Registrable Shares);

(f) all transfer agents', depositaries' and registrars' fees and the fees of any other agent appointed by the Parent in connection with a Registration;

(g) all fees and expenses payable in connection with the listing of any Registrable Shares on each securities exchange or over the counter market on which the Common Shares are then listed;

(h) all reasonable and actual expenses incurred by the Investors in connection with the Registration, including all reasonable fees, disbursements and expenses of the Investors' counsel; and

(i) all costs and expenses of the Parent associated with the conduct of any "road show" related to such Registration;

"**registration statement**" means any registration statement of the Parent filed under the U.S. Securities Act (including a shelf registration statement) that covers the resale of any of the Registrable Shares pursuant to the provisions of this Agreement, any amendments and supplements to such registration statement, all exhibits thereto and all material incorporated by reference into such registration statement;

"**Regulatory Approval**" means that the applicable waiting period under section 123 of the *Competition Act* (Canada) shall have expired or been terminated or waived or the obligation to comply with Part IX of the *Competition Act* (Canada) will have been waived in accordance with subsection 113(c) of the *Competition Act* (Canada);

"**Representatives**" means with respect to the Investors, the directors, officers, partners, managers, members, employees, advisors, agents, Affiliates, and other representatives of the Investors, including attorneys, accountants, consultants and financial advisors of the Investors and any Investor Nominee;

"**SEC**" means the United States Securities and Exchange Commission;

"**Second Lien Indenture**" means certain indenture, dated as of October 20, 2016, among the Issuer, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, relating to the 9.5% Senior Secured Second Lien Notes due 2022 of the Issuer;

"**Securities Laws**" means the Canadian Securities Acts, the U.S. Securities Act and the U.S. Exchange Act;

"**Second Proximate AGM**" has the meaning given to such term in Section 6.3(e);

"**Series A Preferred Shares**" means shares of Series A Preferred Stock, par value $0.001 per share, in the capital stock of the Issuer, issued by the Issuer to the Oaktree Investors pursuant to that certain subscription agreement, dated October 7, 2016 by and among the Parent, the Issuer and the Oaktree Investors, having the terms set forth in Article Fourth of the Issuer's Amended and Restated Certificate of Incorporation;

"**Series B-1 Preferred Shares**" means shares of Series B-1 Preferred Stock in the capital stock of the Issuer;

"**Series B-1 Preferred Share Terms**" means the terms of the Series B-1 Preferred Shares as set out in Part C of Article Fourth of Schedule 1.1(b);

"**Series B-2 Preferred Shares**" means shares of Series B-2 Preferred Stock in the capital stock of the Issuer;

"**Series B-2 Preferred Share Terms**" means the terms of the Series B-2 Preferred Shares as set out in Part D of Article Fourth of Schedule 1.1(b);

"**Series B-2 Sale Option**" means the right of the Parent to require the Investors to purchase all or a portion of the Purchased Series B-2 Preferred Shares, as further described in the Subscription Agreement;

"**Series 2 Special Voting Shares**" means the Special Shares, Series 2 in the capital of the Parent;

"**Shareholder Rights Plan**" means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016, as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

"**Standstill Period**" means, subject to annual renewal at the option of the Investors pursuant to Section 6.3(d), the period beginning on the date hereof and terminating on the earlier to occur of: (a) the date that is 30 days prior to the Parent's advance notice deadline for shareholder nominations of directors for the Parent's 2021 AGM and (b) the date that is 60 days prior to the first anniversary of the Parent's 2020 AGM;

"**Subject Securities**" has the meaning given to such term in Section 4.1(a);

"**Subscription Agreement**" has the meaning given to such term in the recitals hereto;

"**Subsequent Offering**" has the meaning given to such term in Section 4.1(a);

"**Subsequent Offering Notice**" has the meaning given to such term in Section 4.1(a);

"**subsidiary**" has the meaning ascribed to such term in the Act;

"**Transaction Agreements**" means this Agreement, the Subscription Agreement, the Exchange Agreement and the Voting Trust Agreement;

"**Transfer**" has the meaning given to such term in Section 6.4;

"**TSX**" means the Toronto Stock Exchange or any successor thereto;

"**United States**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"**U.S. Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced;

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced; and

"**Voting Trust Agreement**" means the voting trust agreement entered into between the Investors, the trustee named therein, the Parent and the Issuer on the date hereof in respect of the Series 2 Special Voting Shares.

1.2 Defined Terms in the Series B Preferred Share Terms

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Series B-1 Preferred Share Terms or the Series B-2 Preferred Share Terms, as applicable.

1.3 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a) the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b) references to an "Article" or "Section" followed by a number or letter refer to the specified Article or Section to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word "including" is deemed to mean "including without limitation";

(f) the terms "party" and "the parties" refer to a party or the parties to this Agreement;

(g) any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i) all dollar amounts refer to currency of the United States;

(j) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.4 Entire Agreement

The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, including the Confidentiality Agreement. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this the Transaction Agreements.

1.5 Time of Essence

Time shall be of the essence of this Agreement.

1.6 Governing Law and Submission to Jurisdiction

(a) This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b) Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.7 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.8 Take-over Bid Terminology

For the purposes of this Agreement, the term "take-over bid" shall include a tender offer conducted pursuant to applicable U.S. Securities Laws and the term "take-over bid circular" shall include a tender offer statement.

1.9 Schedules

The following Schedules are attached to and form an integral part of this Agreement:

Schedule 1.1(b) – Series B-1 Preferred Share Terms and Series B-2 Preferred Share Terms
Schedule 5.6 – Registration Procedures

ARTICLE II
BOARD NOMINATION RIGHTS

2.1 Board of Directors Nominees

(a) Subject to Section 2.2, the Investors shall be entitled collectively to designate one nominee (an "**Investor Nominee**") for election to the Board of Directors, for so long as the As-Exchanged Ownership of the Investors is not less than 5%**.** The Investor Nominee must be an individual acceptable to the Parent, acting reasonably, and eligible to serve as a director of the Parent pursuant to applicable Law.

(b) The Parent shall use commercially reasonable efforts to ensure that the Investor Nominee is elected to the Board of Directors, including soliciting proxies in support of their election and taking the same actions taken by the Parent to ensure the election of the other nominees selected by the Board of Directors for election to the Board of Directors.

(c) The Investors shall advise the Parent of the identity of an Investor Nominee at least 60 days prior to any meeting of shareholders at which directors of the Parent are to be elected or within 10 days of being notified of the record date for such a meeting. If the Investors do not advise the Parent of the identity of an Investor Nominee prior to such deadline, then the Investors will be deemed to have nominated their incumbent nominee.

(d) The parties acknowledge that the initial Investor Nominee is Brendan Springstubb as of the date hereof, who has been appointed to the Board of Directors prior to the date hereof, and who is not Independent of Engaged.

(e) In the event that an Investor Nominee shall cease to serve as a director of the Parent, whether due to such Investor Nominee's death, disability, resignation or removal, the Parent shall cause the Board of Directors to promptly appoint a replacement Investor Nominee (who shall be a different person) designated by the Investors to fill the vacancy created by such death, disability, resignation or removal, provided that the Investors remain eligible to designate an Investor Nominee and that the replacement Investor Nominee is acceptable to the Parent, acting reasonably, and is an individual eligible to serve as a director pursuant to applicable Law.

(f) Each Investor Nominee shall be compensated for his or her service and reimbursed for expenses related to such service consistent with the Parent's policies for director compensation and reimbursement; *provided* that an Investor Nominee that is not Independent of Engaged is not entitled to such compensation but is entitled to such expense reimbursement.

(g) The Parent shall indemnify an Investor Nominee and provide the Investor Nominee with director and officer insurance to the same extent it indemnifies and provides insurance for the members of the Board of Directors pursuant to its organizational documents, applicable Law or otherwise.

2.2   Expiry of Board Nomination

The rights granted to the Investors and the obligations of the Parent under this Article II shall terminate and be of no further force or effect on the earlier of:

(a)   the first day following the date on which the As-Exchanged Ownership of the Investors is less than 5%; and

(b)   concurrently with the expiration of the Standstill Period.

2.3   Nominee Independent of Engaged

Following the expiration of the Standstill Period, and so long as the Investor Nominee is at such time Independent of Engaged, the Parent intends to nominate such Investor Nominee for election to the Board of Directors at the then Next Proximate AGM, provided, that the Parent reserves the right, acting in good faith, not to nominate such Investor Nominee, depending on the circumstances at the time.

ARTICLE III
GOVERNANCE RIGHTS

3.1   Governance Rights

From and after the date of the issuance of Series B-2 Preferred Shares to the Investors and subject to Section 3.3, the Parent shall not, and shall ensure that its subsidiaries shall not, as applicable, without the prior written consent of the Investors:

(a)   so long as more than 10% of the Purchased Series B Preferred Shares remain outstanding, create (by reclassification or otherwise) any new class or series of shares of the Parent having rights, preferences or privileges senior to or on parity with the Purchased Series B Preferred Shares assuming that such Purchased Series B Preferred Shares had been issued at the level of the Parent;

(b)   amend its articles to increase or decrease any maximum number of authorized Series 2 Special Voting Shares, or to increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Series 2 Special Voting Shares;

(c)   amend its articles to effect an exchange, reclassification or cancellation of all or part of the Series 2 Special Voting Shares;

(d)   create a new class or series of shares having rights equal or superior to the Series 2 Special Voting Shares;

(e)   declare or pay any dividends on any capital stock of the Parent, other than regular quarterly dividends;

(f)   redeem, acquire, purchase or otherwise retire for value (except for repurchases of Common Shares issued under the Parent's stock incentive programs upon termination of employment to the extent permitted by the terms of the indebtedness of Parent and its subsidiaries) any shares of capital stock of the Parent; and

(g)   enter into any contract, agreement, commitment or transaction, other than any contract or agreement providing for the incurrence of New Indebtedness, that would prohibit or restrict the ability of the Parent or the Issuer, as applicable, to perform any of their respective obligations with respect to the Purchased Series B Preferred Shares or the Series 2 Special Voting Shares in any material respect.

3.2   Additional Governance Right

Notwithstanding Section 3.3, for so long as the Investors and their Affiliates hold any Purchased Series B Preferred Shares, the Parent shall not, and shall ensure that its subsidiaries shall not, as applicable, without the prior written consent of the Investors, enter into or effect any transaction, other than a Change of Control Transaction, if such transaction would result in the Common Shares no longer being listed on any Securities Exchange.

3.3   Expiry of Governance Rights

The rights granted to the Investors and the obligations of the Parent under this Article III shall terminate and be of no further force or effect on the earlier of:

(a)   the first day following the date on which the Ownership of the Investors is less than 50%; and

(b)   the first day following the occurrence of any of the matters referred to in section 6.3(a), other than the acquisition of, agreement to acquire, or offer or proposal to acquire, Common Shares in the open market.

ARTICLE IV
PARTICIPATION RIGHT

4.1   Participation Right

(a)   Subject to Section 4.2, the Parent agrees that if the Parent issues for cash consideration any Common Shares or other securities that are convertible into or exchangeable for Common Shares (such securities other than Common Shares, collectively, "**Subject Securities**"), other than pursuant to an Exempt Issuance (any such issuance, a "**Subsequent Offering**"), then the Parent shall, promptly following the announcement of such Subsequent Offering, provide a written notice (the "**Subsequent Offering Notice**") to the Investors setting out: (i) the number of Common Shares or Subject Securities issued or to be issued; (ii) the material terms and conditions of any Subject Securities issued or to be issued; (iii) the subscription price per Common Share or Subject Security issued or to be issued by the Parent under such Subsequent Offering, as applicable; and (iv) the proposed closing date for the issuance of Common Shares or Subject Securities to the Investors, assuming exercise of the Participation Right by the Investors, which closing date shall be at least 10 days following the date of such notice, or such other date as the Parent and the Investors may agree.

(b)   Subject to Section 4.1(c) and the receipt of all required regulatory approvals and compliance with applicable Laws, the Parent agrees that the Investors have the right (the "**Participation Right**"), upon receipt of a Subsequent Offering Notice, to subscribe for and to be issued, on a private placement basis, and substantially on the terms and conditions of such Subsequent Offering:

(i)   in the case of a Subsequent Offering of Common Shares, such number of Common Shares that will allow the Investors to maintain the As-Exchanged Ownership of the Investors immediately prior to completion of the Subsequent Offering; and

(ii)   in the case of a Subsequent Offering of Subject Securities, such number of Subject Securities that will (assuming conversion or exchange of all of the convertible or exchangeable Subject Securities issued in connection with the Subsequent Offering and the convertible or exchangeable Subject Securities issuable pursuant to this Section 4.1) allow the Investors to maintain the As-Exchanged Ownership of the Investors immediately prior to the completion of the Subsequent Offering,

(iii)   in each case, for greater certainty, after giving effect to any Common Shares or Subject Securities acquired by the Investors or any Affiliate thereof as part of the Subsequent Offering, other than pursuant to the exercise of the Participation Right.

(c)   If the Investors wish to exercise the Participation Right in respect of a particular Subsequent Offering, the Investors shall give written notice to the Parent (the "**Exercise Notice**") of the exercise of such right and of the number of Common Shares or Subject Securities, as applicable, that the Investors wishes to purchase (subject to the limits prescribed by Section 4.1(b)), within five days after the date of receipt of the Subsequent Offering Notice (the "**Exercise Notice Period**"), failing which the Investors will not be entitled to exercise the Participation Right in respect of such Subsequent Offering. Each Exercise Notice of the Investors shall set forth the aggregate number of each class of securities of the Parent owned or controlled by each Investor as of the date of such Exercise Notice. The Investors shall be entitled to allocate the Common Shares or Subject Securities to be acquired pursuant to this Section 4.1 among the Investors as specified by the Investors in the Exercise Notice (the "**Investor Allocation**").

(d)   If the Parent receives a valid Exercise Notice from the Investors within the Exercise Notice Period, then the Parent shall issue to the Investors in accordance with the Investor Allocation against payment of the subscription price payable in respect thereof, that number of Common Shares or Subject Securities, as applicable, set forth in the Exercise Notice, subject to the receipt and continued effectiveness of all required regulatory and other approvals on terms and conditions satisfactory to the Parent, acting reasonably, which approvals the Parent shall use reasonable commercial efforts to obtain, and subject to compliance with applicable Laws and to the limits prescribed by Section 4.1(b) and provided that such issuance can be legally effected without the requirement to file any additional prospectus or registration statement under applicable Securities Laws.

(e)   The closing of the exercise of the Participation Right by the Investors will take place on the date set out in the Subsequent Offering Notice. If the closing of the exercise of the Participation Right has not been completed by the end of the applicable period (or such earlier or later date as the parties may agree), provided that the Parent has used its reasonable commercial efforts to obtain all required regulatory and other approvals, then the Exercise Notice will be deemed to have been irrevocably withdrawn and the Parent will have no obligation to issue any Common Shares or Subject Securities, as applicable, pursuant to such exercise of the Participation Right.

(f)   If the Parent is paying the costs and expenses incurred by purchasers of Common Shares or Subject Securities (other than the Investors) in connection with any Subsequent Offering, the Parent shall a proportionate amount of the costs and expenses incurred by the Investors in connection with such Subsequent Offering, on substantially similar terms.

4.2   Expiry of Participation Right

The Participation Right and the obligations of the Parent under this Article IV shall terminate and be of no further force or effect on the first day following the date on which the Ownership of the Investors is less than 50%.

ARTICLE V
REGISTRATION RIGHTS

5.1   Meaning of "Investors"

For purposes of this Article V, "Investors" shall mean the Investors and their permitted assigns of the Registrable Shares pursuant to Section 7.4(b) and any Demand Registration Request or Piggyback Request shall only be accepted by the Parent if such Demand Registration Request or Piggyback Request has been provided on behalf of holders of at least a majority of the Registrable Shares. To the extent that the Oaktree Investors elect to include shares in a Demand Registration hereunder, the Parent's and the Oaktree Investors' respective obligations, rights and remedies with respect to any such registration with respect to each other (including with respect to indemnification and contribution) will be governed by the applicable provisions of the Oaktree Investor Rights Agreement, to the extent such provisions are not in conflict or inconsistent with the corresponding provisions herein.

5.2   Demand Registrations

(a)   The Investors may request the Parent to use commercially reasonable efforts to effect a Registration of all or part of their Registrable Shares (such Registration being hereinafter referred to as a "**Demand Registration**") by filing a registration statement under the U.S. Securities Act and a prospectus under Canadian Securities Acts (including, if eligible, a shelf registration statement under Rule 415 of the U.S. Securities Act and a shelf prospectus under National Instrument 44-102 – *Shelf Distributions*). Any such request shall be made by notice in writing (a "**Demand Registration Request**") to the Parent. To the extent such Demand Registration Request seeks to register Common Shares that the Investors have acquired or have the right to acquire upon exchange or conversion of any Purchased Series B Preferred Shares (such Common Shares, "**Investor Series B Demand Shares**"), within five (5) Business Days after receipt of such Demand Registration Request, the Parent will give written notice of such request to the Oaktree Investors and, subject to Section 5.2(b), will include in such registration all Common Shares that the Oaktree Investors have acquired or have the right to acquire upon exchange or conversion of the Series B-1 Preferred Shares and Series B-2 Preferred Shares purchased by the Oaktree Investors on the date hereof and purchased by the Oaktree Investors on the exercise of the Series B-2 Sale Option, respectively, that have not been registered pursuant to a registration statement under the U.S. Securities Act (such Common Shares, the "**Oaktree Series B Demand Shares**") with respect to which the Parent has received from the Oaktree Investors written requests for inclusion within ten (10) Business Days after delivery of the Parent's notice to the Oaktree Investors, specifying the number of Oaktree Series B Demand Shares intended to be registered, provided that such number requested to be registered by the Oaktree Investors may not exceed the Oaktree Pro Rata Percentage of the number of Investor Series B Demand Shares requested to be registered by the Investors in the Demand Registration Request. Subject to Section 5.2(b), the Parent shall be entitled to include for sale in any prospectus or registration statement filed pursuant to a Demand Registration any securities of the Parent to be sold by the Parent for its own account.

(b)   If the lead underwriter or underwriters in any underwritten Demand Registration advise the Parent in writing that the inclusion of all the securities requested to be included in a Demand Registration, including securities offered by the Parent for its own account, as applicable, may have a material adverse effect on the distribution or sales price of the securities being offered unless the number of such securities is reduced (such reduced offering size, the "**Maximum Offering Size**"), the Parent will include in such registration, in the priority listed below, in the aggregate up to the Maximum Offering Size: first, all Registrable Shares requested to be registered in the Demand Registration by the Investors, second, the Oaktree Series B Demand Shares requested to be registered by the Oaktree Investors, and third, securities offered by the Parent for its own account. The Parent shall as soon as practical, and in any event within 65 days, in the case of a registration statement to be filed on Form S-1, and 45 days, in the case of a registration statement to be filed on Form S-3 or a prospectus to be filed under Canadian Securities Acts, of receipt of a Demand Registration Request, file a registration statement covering all of the Registrable Shares that the Investors requested to be registered and, as applicable, the Oaktree Series B Demand Shares requested to be registered, and, as applicable, any securities offered by the Parent for its own account, and use its commercially reasonable efforts to cause such registration statement to become effective as soon as practicable.

(c)   The Parent shall not be obliged to effect:

(i)   more than one Demand Registration in any one 12-month period (provided, however, that a registration shall not be deemed "effected" for purposes of this section until such time as the applicable registration statement has been declared effective by the SEC and the applicable final prospectus has been receipted by the relevant Canadian Securities Commission);

(ii)   a Demand Registration in the event the Parent determines in good faith that either (A) the effect of the filing of a prospectus or registration statement could impede the ability of the Parent to consummate a significant transaction (including, without limitation, a financing, an acquisition, a restructuring or a merger) or proceed with negotiations or discussions in relation thereto, or (B) there exists at the time material non-public information relating to the Parent or its subsidiaries the disclosure of which the Parent believes would be materially adverse to the Parent and its subsidiaries, taken as a whole; in which case the Parent's obligations under this Section 5.2 shall be deferred for a period of not more than 90 days from the date of receipt of the Demand Registration Request of the Investors, provided that the Parent shall not be permitted to defer the filing of a prospectus under this Section 5.2 more than two times in any 12-month period;

(iii)   a Demand Registration in respect of a number of Registrable Shares that is expected to result in gross proceeds of less than $20 million; or

(iv)   a Demand Registration before the 90th day following the date on which (A) a receipt was issued to the Parent with respect to any final prospectus filed by the Parent or (B) a registration statement filed by the Parent became effective.

(d)   The Investors may request the Parent to use commercially reasonable efforts to effect a shelf registration statement or file and obtain a receipt for a shelf prospectus, which registration statement or prospectus contemplates sales or distributions of Registrable Shares, provided that any such request shall not constitute a Demand Registration, unless accompanied by a Demand Registration Request.

(e)   The lead underwriter or underwriters for any offering in connection with a Demand Registration shall be selected by the Investors and shall be reasonably acceptable to the Parent.

5.3   Demand Registration Request

Any Demand Registration Request delivered by the Investors pursuant to Section 5.2 hereof shall:

(a)   specify the number of Registrable Shares which they intend to offer and sell;

(b)   express the intention of the Investors to offer or cause the offering of such Registrable Shares;

(c)   describe the nature or methods of the proposed offer and sale thereof and whether the Registration is to be effected in Canada and/or the United States;

(d)   contain the undertaking of the Investors and any applicable Affiliate thereof to provide all such information regarding their Common Share holdings and the proposed manner of distribution thereof, as may be required in order to permit the Parent to comply with all Securities Laws; and

(e)   specify whether such offer and sale shall be made by an underwritten public offering.

5.4   Piggyback Registrations

(a)   If the Parent proceeds with the preparation and filing of a prospectus in Canada or a registration statement in the United States in connection with a proposed distribution by Parent of any of its securities for its own account, or for the account of any other securityholder whether pursuant to the exercise of registration rights by such other securityholder or otherwise, the Parent shall give written notice thereof to the Investors as soon as practicable (the "**Piggyback Notice**"). In such event, the Investors shall be entitled, by notice (the "**Piggyback Request**") in writing given to the Parent within three Business Days after the receipt of the Piggyback Notice, to request that the Parent cause any or all of the Registrable Shares held by the Investors to be included in such prospectus or registration statement (such registration being hereinafter referred to as a "**Piggyback Registration**"). The Investors shall specify in the Piggyback Request the number of Registrable Shares which the Investors intend to offer and sell and include the undertaking of the Investors and any applicable Affiliate thereof to provide all such information regarding their Common Share holdings and the proposed manner of distribution of the Registrable Shares, as may be required in order to permit the Parent to comply with all Securities Laws.

(b)   The Parent shall include in each such Piggyback Registration all such Registrable Shares as directed by the Investors. Notwithstanding the foregoing, the Parent shall not be required to include all such Registrable Shares in (i) any such distribution by the Parent for its own account if the Parent is advised in writing by its lead underwriter or underwriters that the inclusion of all such Registrable Shares and securities of any other securityholder may have a material adverse effect on the distribution or sales price of the securities being offered by the Parent, in which case, the number of Registrable Shares and the securities of the other securityholder to be included in such registration statement or prospectus shall each be reduced, as necessary, on a *pro rata* basis, or (ii) any such distribution by any other securityholders, if the other securityholders are advised by their lead underwriter or underwriters that the inclusion of all such Registrable Shares may have a material adverse effect on the distribution or sales price of the securities being offered by such other securityholders, in which case, the number of Registrable Shares and securities of any other securityholders shall be reduced, as necessary, on a *pro rata* basis.

(c)   The Parent may, at any time prior to the issuance of a receipt for a final prospectus or the effectiveness of any registration statement in connection with a Piggyback Registration, at its sole discretion and without the consent of the Investors, withdraw such prospectus and registration statement, as applicable, and abandon the proposed distribution in which the Investors have requested to participate pursuant to the Piggyback Request.

5.5 Registration Expenses

All Registration Expenses incurred in connection with any Demand Registration or Piggyback Registration, and the offering of Registrable Shares related thereto, shall be paid by the Parent; provided, however, that the Investors shall pay all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent and the fees and disbursements of counsel to any underwriter, investment bank, manager or agent in connection with the distribution of the Registrable Shares of the Investors to the extent that such fees and disbursements of counsel to any underwriter, investment bank, manager or agent are not assumed by such underwriter, investment bank, manager or agent in connection with such distribution. For the avoidance of doubt, all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent and the fees and disbursements of counsel to any underwriter, investment bank, manager or agent in connection with the distribution of the Registrable Shares of the Investors shall be paid by the Investors and the Parent *pro rata* according to the dollar value of Registrable Shares, on the one hand, and other securities, on the other hand, is of the total dollar value of the securities that are registered or qualified for distribution.

5.6 Registration Procedures

The procedures in Schedule 5.6 shall apply to each Demand Registration and Piggyback Registration, as applicable.

5.7 Indemnification

(a)   By the Parent. Parent agrees to indemnify and hold harmless, to the maximum extent permitted by law, each holder of Registrable Shares, such holder's officers and directors, employees, agents and representatives, and each Person who controls such holder (within the meaning of the U.S. Securities Act) (collectively, the "**Investor Indemnified Parties**") against all losses (other than loss of profit in connection with the distribution of the Registrable Shares), claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations by the Parent: (i) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, in respect of a Demand Registration or Piggyback Registration, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) any violation or alleged violation by the Parent of the Securities Laws or any rule or regulation promulgated thereunder applicable to the Parent and relating to action or inaction required of the Parent in connection with any such registration, qualification or compliance. In addition, the Parent will reimburse such Investor Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the Parent shall not be liable in any such case to the extent that any such losses result from, arise out of, are based upon, or relate to an untrue statement or alleged untrue statement, or omission or alleged omission, made in such registration statement, any such prospectus, preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished in writing to the Parent by such Investor Indemnified Party expressly for use therein or by such Investor Indemnified Party's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Parent has furnished such Investor Indemnified Party with a sufficient number of copies of the same.

(b) By the Investors. In connection with any registration statement or prospectus in which an Investor is participating, each such Investor shall furnish to the Parent in writing such information as the Parent reasonably requests for use in connection with any such registration statement or prospectus. Each Investor agrees to indemnify and hold harmless, to the maximum extent permitted by law, the Parent, its directors and officers, employees, agents and representatives and each Person who controls the Parent (within the meaning of the U.S. Securities Act) (collectively, the "**Parent Indemnified Parties**") against all losses (other than loss of profit in connection with the distribution of the Registrable Shares), claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations by the Investors: (i) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Investor; or (ii) any violation or alleged violation by the Investor of the Securities Laws or any rule or regulation promulgated thereunder applicable to the Investor and relating to action or inaction required of the Investor in connection with any such registration, qualification or compliance. In addition, the Investors will reimburse such Parent Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the obligation of the Investors to indemnify shall be individual, not joint and several, for each Investor and shall be limited to the net amount of proceeds received by such Investor from the sale of Registrable Shares pursuant to such registration statement.

(c) Claim Procedure. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder only to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the opinion of outside counsel to any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the holders of a majority of the Registrable Shares included in the registration if such holders are indemnified parties, at the expense of the indemnifying party.

(d)   Non-exclusive Remedy; Survival. The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification or contribution that any indemnified party may have pursuant to law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Shares and the termination or expiration of this Agreement.

(e)   Contribution.   The Parent and the Investors also agree to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Parent's or the Investors', as applicable, indemnification is unavailable for any reason. Such provisions shall provide that the liability amongst the various Persons shall be allocated in such proportion as is appropriate to reflect the relative fault of such Persons in connection with the statements or omissions which resulted in losses (the relative fault being determined by reference to, among other things, which Person supplied the information giving rise to the untrue statement or omission and each Person's relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission) and, only if such allocation is not respected at law, would other equitable considerations, such as the relative benefit received by each Person from the sale of the securities, be taken into consideration. Notwithstanding the foregoing, (i) no Investor shall be required to contribute any amount in excess of the proceeds received by such Investor in the transaction at issue and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f)   Release. No indemnifying party shall, except with the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

5.8   Expiry of Registration Rights

The Demand Registration rights and Piggyback Registration rights granted to the Investors pursuant to this Article V shall terminate and be of no further force or effect on the first day following the date on which the As-Exchanged Ownership of the Investors is less than 5%.

5.9   Grant of Registration Rights to Others

The Parent covenants and agrees that, so long as the Demand Registration rights and Piggyback Registration rights granted to the Investors pursuant to this Article V have not expired, the Parent will not grant to any Person rights of registration that are on terms and conditions, taken as a whole, more favourable than the Demand Registration rights and Piggyback Registration rights granted to the Investors pursuant to this Article V, taken as a whole, unless the Parent offers such rights of registration to the Investors. Parent, the Issuer and the Investors acknowledge that Parent's and Issuer's entry into the Oaktree Investor Rights Agreement is not prohibited by this Section 5.9.

ARTICLE VI
COVENANTS OF THE PARTIES

6.1   Excluded Matters

During the Standstill Period, each Investor covenants and agrees with the Parent that it shall not exercise any voting rights attached to Common Shares beneficially owned or controlled by the Investors and its Affiliates in connection with any proposal submitted to the shareholders of the Parent in respect of any amendment, waiver, renewal or replacement of the Parent's Shareholder Rights Plan.

6.2   Regulatory Approval

The Parent and the Investors agree that, at the request of the other party, from time to time, they shall cooperate with and assist each other to determine whether a Regulatory Approval is applicable or would be required in connection with the exercise of voting rights pursuant to the Series 2 Special Voting Shares or the exercise of Beneficiary Votes (as defined in the Voting Trust Agreement) by the Investors and their Affiliates pursuant to the Voting Trust Agreement, and whether the exercise of such voting rights must be limited in accordance with the terms of the Voting Trust Agreement pending receipt of such Regulatory Approval, including in each case cooperation from the Parent and the Investors in providing each other with such financial and other information as is required to assess whether the size of the transaction, size of the parties or other thresholds applicable to the determination of whether a Regulatory Approval is required are attained. Notwithstanding the foregoing, it is agreed by the parties that the Investors and their Affiliates shall not be required to apply for a Regulatory Approval in connection with the exercise of Beneficiary Votes if such Beneficiary Votes are limited to the Regulatory Voting Cap (as defined in the Voting Trust Agreement).

6.3   Standstill

(a)   During the Standstill Period, each Investor covenants and agrees with the Parent that (A) the Investor shall not, (B) none of the Investor's Affiliates shall, (C) the Investor shall not permit any of its Affiliates to, and (D) neither the Investor nor any of its Affiliates shall authorize, permit, assist or encourage any of the directors, officers or employees of the Investor or its Affiliates to, in each case, directly or indirectly, alone or acting jointly or in concert with any other Person to:

    (i)   acquire, agree to acquire, or offer or propose to acquire, whether by means of a purchase, tender or exchange offer, merger, business combination or in any other manner, beneficial ownership as defined in Rule 13d-3 under the U.S. Exchange Act of any securities of the Parent or its Affiliates, or ownership of any indebtedness of the Parent or its Affiliates, including any rights or options to acquire such ownership (including from any third party);

    (ii)   offer or propose, or seek to effect, any merger, consolidation, acquisition of stock or assets, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to or involving the Parent or its Affiliates;

(iii)   initiate, or induce or attempt to induce any other person or "group" (as defined in Section 13(d)(3) of the U.S. Exchange Act) to initiate, any shareholder proposal or tender offer for any securities of the Parent or its Affiliates, any change of control of the Parent or its Affiliates or the convening of a shareholders' meeting of the Parent or its Affiliates for any purpose;

(iv)   propose or seek to influence, change or control the management, the board of directors, governing instruments or policies or affairs of the Parent or its Affiliates, or seek or obtain representation on the board of directors of the Parent or its Affiliates, other than through the Investor Nominee acting in such capacity in the bona fide best interests of the Parent, including in each case, without limitation, by means of a "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 of Regulation 14A promulgated pursuant to Section 14 of the U.S. Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)), contacting any Person in connection with influencing, changing or controlling the management, the board of directors, governing instruments or policies or affairs of the Parent or its Affiliates or seeking or obtaining representation on the board of directors of the Parent or its Affiliates or seeking to influence, advise or direct the vote of any holder of voting securities of the Parent or its Affiliates or publicly making a request of the Parent or its Affiliates; or

(v)   knowingly advise, assist or encourage any other Person in connection with any of the matters set forth in this Section 6.3(a).

(b)   Notwithstanding the foregoing, each Investor and its Affiliates shall not be limited in any way from (i) acquiring or offering to acquire, directly or indirectly, any company or business unit thereof that beneficially owns securities of the Parent or its Affiliates so long as (a) such entity's prior acquisition of such securities was not made directly or indirectly on behalf of the Investor and (b) such entity's ownership of such securities was not a primary factor in the decision to consummate such transaction, (ii) communicating privately with the Board of Directors or any member thereof regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (iii) communicating privately with shareholders of the Parent and others in a manner that does not otherwise violate Section 6.3(a) or (iv) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over such Investor or its Affiliates. Furthermore, for the avoidance of doubt, nothing in this Agreement shall be deemed to restrict in any way the Investor Nominee in the exercise of his or her fiduciary duties under applicable law as a director of the Parent.

(c)   Notwithstanding the foregoing provisions of Section 6.3(a) but subject to the Shareholder Rights Plan, the Investors and their Affiliates shall not be restricted from (i) acquiring securities with the prior written consent of the Parent, (ii) acquiring securities in accordance with the Series B-1 Preferred Share Terms, the Series B-2 Preferred Share Terms or pursuant to Section 4.1, (iii) participating in rights offerings conducted by the Parent, (iv) receiving stock dividends or similar distributions made by the Parent, (v) tendering Common Shares to a formal take-over bid for the Common Shares to the extent otherwise permitted by this Agreement, or (vi) disposing of Common Shares by operation of a statutory amalgamation, statutory arrangement, merger or other statutory procedure involving the Parent or (vii) acquiring any Additional Market Shares.

(d)   The Investors may, in their sole discretion (the "**Continuation Option**"), not later than 30 days prior to the expiration of the Standstill Period (the "**Continuation Deadline**"), provide written notice (the "**Continuation Notice**") to the Parent of the Investors' determination to continue the Standstill Period for all purposes of this Agreement until the earlier of (i) the date that is 30 days prior to the Parent's advance notice deadline for shareholder nominations of directors for the Second Proximate AGM, and (ii) the date that is 60 days prior to the first anniversary of the Next Proximate AGM. If the Investors provide a Continuation Notice, then the Standstill Period shall be automatically extended as set forth in the previous sentence of this Section 6.3(d). In the event that the Investors do not exercise the Continuation Option prior to the applicable Continuation Deadline, the Standstill Period shall permanently expire in accordance with its terms and no further Continuation Option shall be available.

(e)   For purposes of this Agreement, a "**Next Proximate AGM**" shall mean the AGM that is next upcoming in chronological order (*e.g.,* the 2021 AGM is the Next Proximate AGM in respect of the initial potential exercise by the Investors of the Continuation Option and the 2022 AGM is the Next Proximate AGM in respect of the second potential exercise by the Investors of the Continuation Option); and "**Second Proximate AGM**" shall mean the next upcoming AGM after the Next Proximate AGM (*e.g.,* the 2022 AGM in respect of the initial Continuation Option and the 2023 AGM in respect of the second Continuation Option).

6.4   Lock-Up

The Investors will not, and will not permit any Affiliate to, directly or indirectly transfer, sell, assign, gift, pledge, encumber, hypothecate, mortgage, or otherwise dispose of (collectively, "**Transfer**") (including through the sale or purchase of options or other derivative instruments with respect to any Preferred Shares or Exchange Common Shares or otherwise) all or any portion of any Purchased Series B Preferred Shares and Exchange Common Shares, beneficially owned or controlled by them, prior to the date that is 18 months from the date hereof, except:

(a)   to an Affiliate and in accordance with Section 7.4 hereof;

(b)   pursuant to a formal take-over bid (that the Board of Directors has affirmatively recommended that holders of Common Shares accept), formal issuer bid, statutory amalgamation, statutory arrangement or other statutory procedure involving the Parent;

(c)   in accordance with the Series B-1 Preferred Share Terms, the Series B-2 Preferred Share Terms and/or the Exchange Agreement; or

(d)   with the Parent's consent, which consent may be withheld in its sole discretion.

6.5   Prohibition on Joint Actions

Neither the Investors nor any of their Affiliates shall, together with the Oaktree Investors, act jointly or in concert (as contemplated in the Securities Laws), or as part of a "group" (as defined in Section 13(d)(3) of the U.S. Exchange Act), in relation to a Change of Control Transaction or the voting or acquisition of equity securities or other securities convertible, exchangeable or exercisable for equity securities of the Parent or its subsidiaries (other than a group consisting solely of the Investors and their Affiliates), or act as a person or company in a combination of persons or companies referred to in paragraph (b) of the definition of "control person" in the OSA in relation to the Parent; *provided*, however, the foregoing shall not restrict the Investors or their Affiliates from (i) discussing the business of, or any transaction involving, the Parent or its subsidiaries, or any matter proposed by the Parent to be voted on by its voting shareholders, with any other holder of the securities of the Parent or its subsidiaries, including, without limitation, the Oaktree Investors, or (ii) taking any other action approved by a majority of the independent directors of the Parent.

6.6   Prohibition on Locking-up

Unless and until an Investor and its Affiliates beneficially own (as defined in Rule 13d-3 and Rule 13d-5 under the U.S. Exchange Act) less than 5% of the outstanding Common Shares (including any Common Shares issuable on an as-exchanged basis to such Investor and its Affiliates), neither such Investor nor any of its Affiliates shall enter into or offer to enter into or otherwise agree to be bound by a lockup, voting, support or other similar agreement with respect to any Common Shares (or any right or option to acquire Common Shares (whether upon the exchange of the Preferred Shares or pursuant to the terms of a convertible, exchangeable or exercisable security or otherwise)) beneficially owned by such Investor or Affiliate, or over which it exercises control or direction, in connection with any Change of Control Transaction unless such Change of Control Transaction is an Approved Change of Control Transaction.

6.7   Prohibition on Private Sale of Control

In event the Shareholder Rights Plan has been terminated and no similar Shareholder Rights Plan is in force and effect, no Investor shall directly or indirectly (including by way of the Transfer of securities of any holding company or other Affiliate of such Investor), Transfer any Common Shares (or any right or option to acquire Common Shares (whether upon the exchange of the Preferred Shares or pursuant to the terms of a convertible, exchangeable or exercisable security or otherwise)) to or for the benefit of any Person where that other Person would, immediately following such Transfer and based on the written representations to such effect made by such Person, which the Investors reasonably believe are true after reasonable inquiry, either alone or together with other Persons acting jointly or in concert with such Person, beneficially own (as defined in Rule 13d-3 and Rule 13d-5 under the U.S. Exchange Act), or exercise control or direction over, 20% or more of the issued and outstanding Common Shares on the date of such Transfer (or, if such information is not publicly available, the number of issued and outstanding Common Shares determined based on the information most recently provided by the Parent in a material change report or its management's discussion and analysis immediately preceding the date of such Transfer), unless such Transfer is approved by a majority of the independent directors of the Parent or is in connection with a Change of Control Transaction.

6.8 Ownership Certificate

(a)   The Investors agree to deliver to the Parent a written certificate signed by a senior officer of each Investor (the "**Ownership Certificate**"), certifying the Ownership of the Investors, as at the date of such certificate, such Ownership Certificate to be delivered to the Parent as reasonably requested from time to time.

(b)   The Investors shall promptly notify the Parent in writing if the Ownership of the Investors is less than 50% and if the As-Exchanged Ownership of the Investors is less than 5%.

6.9 Reporting Covenant

As long as the Investors own Registrable Shares, the Parent, at all times while it shall be reporting under the U.S. Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Parent pursuant to Sections 13(a) or 15(d) of the U.S. Exchange Act.

6.10 Confidentiality

(a)   The Investors will, and will cause their Representatives to, keep confidential and will treat confidentially all Confidential Information. Each of the Investors agrees that it will, and will cause their Representatives to, not disclose or use, for itself or for the benefit of any other Person, any Confidential Information. Notwithstanding the preceding sentence, during the Standstill Period, the Investors shall be permitted to disclose Confidential Information to their Representatives for the purpose of allowing the Investors to provide advice and assistance to the Parent and its subsidiaries in respect of the operations of the Parent and its subsidiaries and for no other purpose. During the period that the Investor Nominee serves on the Board of Directors, the Investor Nominee shall be permitted to disclose Confidential Information to the Investors solely for the purpose of allowing the Investors and their Representatives to advise the Investor Nominee in his or her capacity as a director of the Parent for the purpose of advancing the best interests of the Parent and for no other purpose, provided that the Investors and such Investor Nominee shall first be required to execute a confidentiality agreement with the Parent, substantially in the form of the Nominee Confidentiality Agreement.

(b)   As a condition to the furnishing of Confidential Information to a Representative of the Investors, the Investors shall advise such Representative of the confidential nature of the information disclosed and ensure that the Representative is bound by an obligation of confidentiality sufficient to ensure compliance with the terms of this Agreement. The Investors agree that they will be fully responsible for any breach or non-compliance of any of the provisions of this Agreement by their Representatives. In addition, the Investors will take all commercially reasonable steps including the obtaining of suitable undertakings, to ensure that Confidential Information is not disclosed to any other Person or used in a manner contrary to this Agreement, and promptly notify the Parent of any unauthorized disclosure of Confidential Information or breach of this Agreement.

(c)   The Investors hereby acknowledge that Securities Laws impose restrictions on their ability to purchase, sell, trade or otherwise transfer securities of the Parent until such time as material, non-public information received by the Investors becomes publicly available or is no longer material and the Investors further hereby agree to comply with all such restrictions and to inform those of its Representatives provided with any Confidential Information of such restrictions.

(d)   The term Confidential Information shall exclude: (i) any information that was generally available to the public prior to the date hereof, and (ii) any information that becomes generally available to the public (through no violation hereof by the Investors, their Representatives or by any other Person of its obligations to keep confidential any Confidential Information); provided that a combination of information shall not be considered public merely because individual elements thereof are in the public domain, unless the actual combination of all the elements is in the public domain.

(e)   Nothing in this Section 6.10 is to be construed as granting the Investors any title, ownership, license or other right of interest with respect to the Confidential Information. The Parent retains all right, title and interest in and to the Confidential Information.

(f)   If the Investors are requested or required to disclose any Confidential Information in connection with any legal or administrative proceeding or investigation, or are required by Law to disclose any Confidential Information, the Investors will provide the Parent with prompt written notice of any such request or requirement, unless prohibited by Law, so that the Parent has an opportunity to seek a protective Order or other appropriate remedy or waive compliance with the provisions of this Section 6.10. If timely notice cannot be given, the Investors agree to make reasonable efforts to seek a protective Order or confidential treatment from the applicable Governmental Entity for such information. If the Parent waives compliance with the provisions of this Section 6.10 with respect to a specific request or requirement, the Investors shall disclose only that portion of the Confidential Information that is covered by such waiver and which is necessary to disclose in order to comply with such request or requirement. If (in the absence of a waiver by the Parent) the Parent has not secured a protective Order or other appropriate remedy, and the Investors are nonetheless then legally compelled to disclose any Confidential Information, the Investors may, without liability hereunder, disclose only that portion of the Confidential Information that is necessary to be disclosed.

(g)   At any time upon written request by the Parent, the Investors shall, and shall cause their Representatives to, promptly return to the Parent or promptly destroy all Confidential Information (including, electronic copies) supplied by the Parent to the Investors and their Representatives, without retaining any copy thereof, other than pursuant to standard back-up and emergency recovery procedures, and the Investors shall promptly destroy all Confidential Information prepared by or on behalf of the Investors or their Representatives, together with copies thereof (including, without limitation, electronic copies), except that the Investors shall be entitled to retain copies of the Confidential Information as necessary to comply with applicable Law or with standard back-up or emergency recovery procedures.

(h)   Notwithstanding the return or destruction of the Confidential Information as contemplated hereby or the termination of this Agreement, the Investors will continue to be bound by the terms of this Section 6.10 with respect thereto, including all obligations of confidentiality.

ARTICLE VII
MISCELLANEOUS

7.1   One Voice Rule

Engaged Capital, LLC shall be the sole representative of the Investors for all purposes of this Agreement. The Parent shall be entitled to deal with Engaged Capital, LLC as the sole representative of the Investors and Engaged Capital, LLC shall have the unconditional and exclusive power and authority to exercise all of the rights and powers granted by the Parent to the Investors pursuant to this Agreement.

7.2   Notices

(a)   Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)   in the case of the Investors:

Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
Attention: Glenn W. Welling
E-mail: glenn@engagedcapital.com

with a copy to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Steve Wolosky and Ryan Nebel
Facsimile: 212.451.2222
E-mail: swolosky@olshanlaw.com and
               rnebel@olshanlaw.com

with a copy to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7
Attention: Jon Feldman and Michael Partridge
Facsimile: 416.979.1234
E-mail: jonfeldman@goodmans.ca and
mpartridge@goodmans.ca

(ii)   in the case of the Parent or the Issuer:

7301 Ohms Lane, Suite 600
Edina, Minnesota 55439
Attention: Chief Administrative Officer
Facsimile: 952.835.1991
E-mail: jill.barnett@sunopta.com

with a copy to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7
Attention: Patricia Olasker
Facsimile: 416.863.0871
E-mail: polasker@dwpv.com

(b)   Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)   Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 7.2.

7.3   **Amendments and Waivers**

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party, provided that the prior written consent of the Oaktree Investors will be required to the extent such amendment or waiver materially adversely affects any Oaktree Investor's rights as a holder of Series B-1 Preferred Shares or Series B-2 Preferred Shares (other than amendments or waivers to Section 6.3 and Section 6.4, as to which the Oaktree Investors' consent will not be required). No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

7.4   **Assignment**

(a)   No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party. Notwithstanding the foregoing, each Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Parent, to an Affiliate of the Investor, provided that (a) any such assignee shall, prior to any such transfer, agree to be bound by all of the covenants of the Investor contained herein and comply with the provisions of this Agreement, and shall deliver to the Parent a duly executed undertaking to such effect in form and substance satisfactory to the Parent, acting reasonably, and (b) where any rights of the Investors under this Agreement have been assigned, such rights shall only be exercised on behalf of all assignees and the Investors as provided for herein. For greater certainty, no assignment by an Investor or any assignee (each, an "**Assignee**") of its rights hereunder shall relieve such Assignee of its obligations hereunder.

(b)   The rights of the Investors pursuant to Article V may be transferred or assigned by an Investor to one or more transferees or assignees of Registrable Shares, subject to the transfer restrictions contained in Section 6.4 and Section 6.7, provided however that (i) the Parent is provided written notice prior to any said transfer or assignment, stating the name and address of each transferee or assignee and identifying the Registrable Shares with respect to which such registration rights are being transferred or assigned and (ii) each such transferee or assignee assumes in writing responsibility for its portion of the obligations of the Investor under Article V.

7.5   **Successors and Assigns**

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal Personal representatives, and permitted assigns.

7.6   **Further Assurances**

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

7.7   **Other Registration Rights; Engagement Letters**

(a)   The Parent represents and warrants that, other than pursuant to the Oaktree Investor Rights Agreement, no person, other than holders of Registrable Shares, has any rights to require the Parent to register any securities of the Parent for sale or to include such securities of the Parent in any Registration filed by the Parent for the sale of securities for its own account or for the account of any other person.

(b)   The Parent represents and warrants that it has not entered into any engagement letter or arrangement providing any underwriter with the right to participate in offering of equity securities of the Parent, including the Registrations contemplated by this Agreement.

7.8   Right to Injunctive Relief

Each of the parties hereby acknowledges and agrees that in the event of a breach or threatened breach of any of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to such party, the Investors (in respect of any breach of this Agreement by the Parent or the Issuer) and the Parent and the Issuer (in respect of any breach of this Agreement by an Investor) shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and each of the parties hereby agrees not to plead sufficiency of damages as a defence in such circumstances. In the event that Parent reasonably believes on the advice of counsel that it has a claim or possible claim against the Investors for a material breach or threatened material breach hereunder that is likely to succeed, Parent shall provide notice to the Investors thereof. Immediately after such notice or, if such breach is capable of cure, in the event that the Investors have not cured such breach within a seven (7) day period, the Investors shall have no further rights under Section 3.1 unless and until such claim is abandoned or resolved substantially in the Investors' favour.

7.9   Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

SCHEDULE 1.1(b)

PREFERRED SHARE TERMS

See attached.

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SUNOPTA FOODS INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

SunOpta Foods Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is SunOpta Foods Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 30, 2003 under the name SunOpta Holdings Inc.

2. That the board of directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the certificate of incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its sole stockholder. The resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the certificate of incorporation of this corporation and all amendments thereto be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is SunOpta Foods Inc. (the "**Company**").

SECOND: The address of the registered office of the Company in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Zip Code 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Company shall have authority to issue is 147,000 consisting of (i) 2,000 shares of common stock, no par value per share ("**Common Stock**") and (ii) 145,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**"), of which 85,000 are hereby designated Series A Preferred Stock ("**Series A Preferred Stock**"), 30,000 are hereby designated Series B-1 Preferred Stock ("**Series B-1 Preferred Stock**") and 30,000 are hereby designated Series B-2 Preferred Stock ("**Series B-2 Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Company.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law.

B.   SERIES A PREFERRED STOCK

Of the Preferred Stock authorized and unissued by the Certificate of Incorporation, 85,000 shares shall be designated Series A Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Definitions. For purposes of this Part B of this Article Fourth, the following definitions shall apply:

1.1   "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016, by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

1.2   "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 2.1, less any dividends paid in cash pursuant to Section 2.1 or 2.2 or dividends added to the Liquidation Preference pursuant to Sections 2.2, 2.5 or 2.6, from the Issue Date up to, but not including, such date;

1.3   "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 2.3 and 2.6 as reduced by the payment of dividends out of such amount pursuant to Section 2.4;

1.4   "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 2.2, 2.5, and 2.6;

1.5   "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "**control**" when used with respect to any Person,

means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

1.6   "**Average VWAP**" per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

1.7   "**Beneficial Ownership Exchange Cap**" shall have the meaning set forth in Section 5.10.1;

1.8   "**Board of Directors**" shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

1.9   "**Business Day**" shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

1.10   "**Capital Reorganization**" shall have the meaning set forth in Section 5.5;

1.11   "**Cash Dividends**" shall have the meaning set forth in Section 2.1;

1.12   "**Certificate of Incorporation**" shall mean the Certificate of Incorporation of the Company, as it may be amended or restated from time to time.

1.13   "**Certificated Preferred Stock**" shall have the meaning set forth in Section 10.2.1;

1.14   "**Change of Control**" shall mean the occurrence of any of the following:

(a)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b)   the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c)   a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

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(d)   Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

1.15   "**Change of Control Redemption Date**" shall have the meaning set forth in Section 7.2;

1.16   "**Change of Control Redemption Notice**" shall have the meaning set forth in Section 7.4;

1.17   "**Change of Control Redemption Premium**" shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Price and subject to Section 5.10.2, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

1.18   "**Change of Control Redemption Price**" shall have the meaning set forth in Section 7.3;

1.19   "**Closing Sale Price**" of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

1.20   "**Common Stock**" shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

1.21   "**Company**" shall mean SunOpta Foods Inc., a Delaware corporation;

1.22   "**Credit Agreements**" shall mean the Second Lien Loan Agreement and the ABL Agreement;

1.23   "**Dividend Change Date**" shall mean the first day following the end of the Company's third fiscal quarter in the year 2025;

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1.24 "**Dividend Payment Date**" shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

1.25 "**Dividend Rate**" shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 12.5% per annum thereafter, subject in each case to adjustment as provided in Section 8;

1.26 "**Dividend Record Date**" shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

1.27 "**Event of Noncompliance**" shall mean:

(a) the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 6.1 and 7.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b) the Company fails to deliver the required number of Parent Common Shares contemplated by Section 5.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 5.5, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 5.6 and 5.10; or

(c) Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) 2.1(f), 6.1(a) and 6.1(b) of the Investor Rights Agreement or of Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d) the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

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1.28 **"Exchange Act"** shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

1.29 **"Exchange Agreement"** shall mean the Exchange and Support Agreement, dated as of October 7, 2016, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

1.30 **"Exchange Cap"** shall have the meaning set forth in Section 5.10;

1.31 **"Exchange Date"** shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

1.32 **"Exchange Price"** shall mean $7.50, as may be adjusted from time to time in the manner set forth herein;

1.33 **"Exchange Price Floor"** means the consolidated closing bid price for the Parent Common Shares as of 4 PM Eastern time on the Trading Day immediately prior to the Issue Date, as reported by The NASDAQ Global Select Market, as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

1.34 **"Exchange Rate"** shall have the meaning set forth in Section 5.1;

1.35 **"Excluded Issuances"** shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), and (v) triggering an adjustment under any provision of Section 5.5 other than 5.5.4;

1.36 **"Ex-Date"** means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

1.37 **"Forced Exchange Date"** shall have the meaning set forth in Section 5.2;

1.38 **"Forced Exchange Notice"** shall have the meaning set forth in Section 5.2;

1.39 **"Forced Exchange Notice Date"** shall have the meaning set forth in Section 5.2;

1.40 **"Holder"** and, unless the context requires otherwise, **"holder"** shall each mean a holder of record of a share of Preferred Stock;

1.41 **"Investor"** shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

1.42 **"Investor Rights Agreement"** shall mean the Investor Rights Agreement, dated October 7, 2016, by and among the Parent, the Company and the Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

1.43 **"Issue Date"** shall mean the original date of issuance of the Preferred Stock;

1.44 **"Issued Amount"** shall mean meaning given in Section 5.10.2;

1.45 **"Junior Stock"** shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.46 **"Liquidation Preference"** shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 2.2, 2.5 and 2.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

1.47 **"Make Whole Issuable Maximum"** means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

1.48 **"Market Value"** shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

1.49 **"Non-Cash Dividend Election"** shall have the meaning set forth in Section 2.2;

1.50 **"Officer"** shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

1.51 **"opening of business"** shall mean 9:00 a.m. (Toronto time);

1.52 **"Optional Exchange Date"** shall have the meaning set forth in Section 5.1;

1.53   **"Optional Exchange Notice"** shall have the meaning set forth in Section 5.1;

1.54   **"Optional Exchange Notice Date"** shall have the meaning set forth in Section 5.1;

1.55   **"Optional Parent Put Exchange Date"** shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

1.56   **"Optional Parent Put Right"** shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

1.57   **"Optional Redemption Date"** shall have the meaning set forth in Section 6.1;

1.58   **"Optional Redemption Notice"** shall have the meaning set forth in Section 6.3;

1.59   **"Optional Redemption Price"** shall have the meaning set forth in Section 6.2;

1.60   **"OSA"** shall mean the Securities Act (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

1.61   **"Ownership Notice"** shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit A;

1.62   **"Parent"** shall mean SunOpta Inc., a company amalgamated under the Business Corporations Act (Canada);

1.63   **"Parent Common Shares"** shall mean the common shares of the Parent;

1.64   **"Parity Stock"** shall mean any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.65   **"Paying Agent"** shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

1.66   **"Person"** shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

1.67 **"Post CoC Exchange Cap"** shall have the meaning set forth in Section 5.10.3;

1.68 **"Preferred Stock"** shall mean the Series A Preferred Stock of the Company authorized pursuant to Article Fourth of the Certificate of Incorporation;

1.69 **"Redeeming Party"** shall have the meaning set forth in Section 7.2;

1.70 **"Reference Property"** shall have the meaning set forth in Section 5.5;

1.71 **"SEC"** shall mean the Securities and Exchange Commission;

1.72 **"Second Lien Loan Agreement"** shall mean that certain second lien loan agreement, dated October 9, 2015, by and among the Parent, the Company, Bank of Montreal, as administrative agent and collateral agent, the various lenders thereto, and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time, including for the avoidance of doubt the Exchange Note Indenture, and the Senior Take-out Notes Indenture (in both cases as defined in the Second Lien Loan Agreement);

1.73 **"Securities Act"** shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

1.74 **"Securities Exchange"** shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

1.75 **"Securities Representations"** shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

1.76 **"Senior Stock"** shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.77 **"Shelf Registration Statement"** shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

1.78 **"Subsidiary"** shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one

9

or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes. For the avoidance of doubt, for purposes of this Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

1.79 **"Trading Day"** shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, **"Trading Day"** shall mean a Business Day;

1.80 **"Transfer Agent"** shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

1.81 **"Transfer Restricted Securities"** shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

1.82 **"Trigger Event"** shall have the meaning set forth in Section 5.5.7;

1.83 **"VWAP"** per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

2. Dividends.

2.1 Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so

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declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 2.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 2.2, 2.5 or 2.6.

2.2   Notwithstanding anything to the contrary in Section 2.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

2.3   If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

2.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

2.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

2.5.1   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

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2.5.2   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

2.6   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with the Certificate of Incorporation during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date,

2.6.1   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

2.6.2   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3.   <u>Voting and Protective Provisions</u>.

3.1   Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 3 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

3.2   So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

3.2.1   any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock;

Tor#: 9470239.18

3.2.2   any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

3.2.3   any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 5; or

3.2.4   any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

3.3   Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

3.3.1   to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

3.3.2   to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

3.3.3   to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

3.4   Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

3.5   In exercising the voting rights set forth in Section 3.2, each share of Preferred Stock shall be entitled to one vote.

3.6   The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

4.   Liquidation Rights.

4.1   In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each

share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

4.2   In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 5.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

4.3   Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 4.

4.4   After the payment in full to the Holders of the amounts provided for in this Section 4, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

4.5   In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 4.1 and 4.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

5.   Exchange.

5.1   The Holders shall have the right, subject to the Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 5.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized

attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date and (G) the Securities Representations. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 5.1, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date.

5.2   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 5.2, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 5.2 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or (ii) above) and (F) the surrender locations specified in Section 5.3. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 5.2, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date. Notwithstanding anything to the contrary in this Section 5.2, a Holder may exercise an Optional Parent Put Right after receipt of a Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 5.2 unless the Parent Common Shares delivered to the

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Holders under this Section 5.2 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 5.2, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap no longer prevents such delivery, provided that if after 90 days the Exchange Cap still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder.

5.3 Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 5.9.

5.4 Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 9 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 5.3 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

5.5 The Exchange Price shall be subject to the following adjustments (except as provided in Section 5.6):

5.5.1 If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1 = the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

5.5.2 If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

5.5.3 If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

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where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

5.5.4 Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

$$EP2 = EP1 \, \frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

5.5.5 In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common

Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 5.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 5.5.1 to 5.5.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

5.5.6   Notwithstanding anything herein to the contrary, no adjustment under this Section 5.5 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

5.5.7   Notwithstanding any other provisions of this Section 5.5, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 5.5 (and no adjustment to the Exchange Price under this Section 5.5 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 5.5.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 5.5 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all

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holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

        5.5.8   The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

        5.6   Notwithstanding anything to the contrary in Section 5.5, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 5.5.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 5.5.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 5.5.2 or Section 5.5.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

        5.7   If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

        5.8   Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer,

setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

5.9   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

5.10   Exchange Caps

5.10.1 No shares of Preferred Stock may be exchanged pursuant to Section 5.1 or Section 5.2 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder and its Affiliates shall include the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and its Affiliates and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible or exchangeable into Parent Common Shares beneficially owned by such Holder and its Affiliates (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 5.10.1, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap. This Section 5.10.1 shall cease to be operative and shall be of no further force and effect in the event the shareholders of Parent approve a resolution in accordance with the applicable stockholder approval rules of the Securities Exchange on which the Parent Common Shares are then listed to remove the Beneficial Ownership Exchange Cap.

5.10.2 If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation

and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

5.10.3 If any shares of Preferred Stock are redeemed pursuant to Section 7.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 5.1 or Section 5.2, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**"). For the avoidance of doubt, the Post CoC Exchange Cap may not be removed with shareholder approval.

5.11 Any shares of Parent Common Shares delivered pursuant to this Section 5 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

6.   Redemption.

6.1   On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 6 shall be subject to compliance with the provisions of the Credit Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 6.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

6.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 6 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 2.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

6.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 6 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are

to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

6.4 If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise involve available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

7. Change of Control.

7.1 In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

7.2 The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding

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anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Credit Agreements (as such credit agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock, and for so long as such restrictive terms continue or have not been waived by the applicable lenders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 7, the loans and other loan obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

7.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

7.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

7.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

8.   <u>Events of Noncompliance</u>.

8.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby).   Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as contemplated by this Section 8.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

8.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

9.   No Fractional Shares.   No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

10.   Uncertificated Shares; Certificated Shares.

10.1   Uncertificated Shares.

10.1.1 Form.   The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

10.1.2 Transfer.   Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

10.1.3 Legends.

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(A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit A hereto.

(B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

> "THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

10.2   Certificated Shares.

10.2.1 Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit A, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

10.2.2 Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

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The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

10.2.3 <u>Transfer and Exchange</u>. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A)   shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B)   is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I)   if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit C hereto; or

(II)   if such Certificated Preferred Stock is being transferred to the Company or to a "**qualified institutional buyer**" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit C hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 10.2.4.

10.2.4 <u>Legends</u>.

(A)   Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit A hereto.

(B)   Each certification evidencing Common Stock delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
(THE "SECURITIES ACT"), OR ANY STATE SECURITIES
LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST
OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD,
ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR
OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH

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REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

(C) Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

10.2.5 <u>Replacement Certificates</u>. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

10.2.6 <u>Cancellation</u>. In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

10.3 <u>Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock</u>.

10.3.1 To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 10.

10.3.2 All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

10.3.3 Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

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10.3.4 No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

10.4 **No Obligation of the Transfer Agent**. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

11. **Miscellaneous**.

11.1 With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

11.2 Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

11.3 The shares of Preferred Stock shall be issuable only in whole shares.

11.4 All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

11.5 Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

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11.6   Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

11.7   Except as set forth in Section 3.2.2, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

C.   SERIES B-1 PREFERRED STOCK

Of the preferred stock authorized and unissued by the Certificate of Incorporation, 30,000 shares shall be designated Series B-1 Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part C of this Article Fourth refer to sections and subsections of Part C of this Article Fourth and references to "Preferred Stock" refer to the Series B-1 Preferred Stock as defined in Section 2.72 of this Part C of this Article Fourth.

1.   General. The Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Company, ranks: (i) senior to all Junior Stock; (ii) on parity with all Parity Stock; (iii) junior to all Senior Stock; (iv) junior to existing and future indebtedness of the Company; and (v) structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries (if any) and any capital stock of the Company's Subsidiaries not held by the Company, in each case as provided more fully herein.

2.   Definitions. For purposes of this Part C of this Article Fourth, the following definitions shall apply:

2.1   "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020), by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.2   "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 3.1, less any dividends paid in cash pursuant to Section 3.1 or 3.2 or dividends added to the Liquidation Preference pursuant to Sections 3.2, 3.5 or 3.6, from the Issue Date up to, but not including, such date;

2.3   "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 3.3 and 3.6 as reduced by the payment of dividends out of such amount pursuant to Section 3.4;

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2.4   "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 3.2, 3.5, and 3.6;

2.5   "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

2.6   "**Average VWAP**" per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

2.7   "**Beneficially Own**" or "**Beneficial Owner**" shall have the meaning given that term by the Shareholder Rights Plan.

2.8   "**Beneficial Ownership Exchange Cap**" shall have the meaning set forth in Section 6.11.1;

2.9   "**Board of Directors**" shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

2.10   "**Business Day**" shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

2.11   "**Capital Reorganization**" shall have the meaning set forth in Section 6.6;

2.12   "**Cash Dividends**" shall have the meaning set forth in Section 3.1;

2.13   "**Certificated Preferred Stock**" shall have the meaning set forth in Section 11.2.1;

2.14   "**Change of Control**" shall mean the occurrence of any of the following:

(a)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b)   the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than

31

50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c) a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

(d) Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

2.15 "**Change of Control Redemption Date**" shall have the meaning set forth in Section 8.2;

2.16 "**Change of Control Redemption Notice**" shall have the meaning set forth in Section 8.4;

2.17 "**Change of Control Redemption Premium**" shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Date and subject to Section 6.11.1, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

2.18 "**Change of Control Redemption Price**" shall have the meaning set forth in Section 8.3;

2.19 "**Closing Sale Price**" of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

2.20 "**Common Stock**" shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

2.21   **"Company"** shall mean SunOpta Foods Inc., a Delaware corporation;

2.22   **"Dividend Change Date"** shall mean the first day following the end of the Company's third fiscal quarter in the year 2029;

2.23   **"Dividend Payment Date"** shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

2.24   **"Dividend Rate"** shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 10.0% per annum thereafter, subject in each case to adjustment as provided in Section 9;

2.25   **"Dividend Record Date"** shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

2.26   **"Engaged Capital Investor"** shall mean one or more Affiliates of Engaged Capital, LLC;

2.27   **"Engaged Capital Investor Rights Agreement"** shall mean the Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Engaged Capital Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.28   **"Event of Noncompliance"** shall mean:

(a)   the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 7.1 and 8.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b)   the Company fails to deliver the required number of Parent Common Shares contemplated by Section 6.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 6.6, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 6.7 and 6.11; or

(c)   Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) and 2.1(f) of the Oaktree Investor Rights Agreement or Sections 2.1(a), 2.1(b) and 2.1(e) of the Engaged Investor Rights Agreement or Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d) the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

2.29 "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

2.30 "**Exchange Agreement**" shall mean the Exchange and Support Agreement, dated as of [●], 2020, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

2.31 "**Exchange Cap**" shall have the meaning set forth in Section 6.11;

2.32 "**Exchange Date**" shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

2.33 "**Exchange Price**" shall mean $2.50 as may be adjusted from time to time in the manner set forth herein;

2.34 "**Exchange Price Floor**" means $[●], which represents the lower of (i) the Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) on the Trading Day immediately prior to the Subscription Date ($[●]) and (ii) the average Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) for the five Trading Days immediately prior to the Subscription Date ($[●]), as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

2.35 "**Exchange Rate**" shall have the meaning set forth in Section 6.1;

2.36 "**Excluded Issuances**" shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Part C of this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint

venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), (v) triggering an adjustment under any provision of Section 6.6 other than 6.6.4, (vi) in connection with the issuance of Series B-2 Preferred Stock pursuant to the Subscription Agreement and (vii) in whole or in part to one or more Holders, solely to the extent of such Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares sold or issued to such Holders;

2.37 "**Ex-Date**" means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

2.38 "**Forced Exchange Date**" shall have the meaning set forth in Section 6.3;

2.39 "**Forced Exchange Notice**" shall have the meaning set forth in Section 6.3;

2.40 "**Forced Exchange Notice Date**" shall have the meaning set forth in Section 6.3;

2.41 "**Holder**" and, unless the context requires otherwise, "**holder**" shall each mean a holder of record of a share of Preferred Stock;

2.42 "**Holder Exchange Right**" shall have the meaning set forth in Section 6.1;

2.43 "**Investor**" shall mean the Oaktree Investor and the Engaged Capital Investor;

2.44 "**Issue Date**" shall mean the original date of issuance of the Preferred Stock;

2.45 "**Issued Amount**" shall mean meaning given in Section 6.11.1;

2.46 "**Junior Stock**" shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.47 "**Liquidation Preference**" shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 3.2, 3.5 and 3.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

2.48 "**Make Whole Issuable Maximum**" means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as

such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

2.49 "**Market Value**" shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

2.50 "**Non-Cash Dividend Election**" shall have the meaning set forth in Section 3.2;

2.51 "**Oaktree Investor**" shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

2.52 "**Oaktree Amended and Restated Investor Rights Agreement**" shall mean the Amended and Restated Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Oaktree Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.53 "**Officer**" shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

2.54 "**opening of business**" shall mean 9:00 a.m. (Toronto time);

2.55 "**Optional Exchange Date**" shall have the meaning set forth in Section 6.1;

2.56 "**Optional Exchange Notice**" shall have the meaning set forth in Section 6.1;

2.57 "**Optional Exchange Notice Date**" shall have the meaning set forth in Section 6.1;

2.58 "**Optional Parent Put Exchange Date**" shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

2.59 "**Optional Parent Put Right**" shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

2.60 "**Optional Redemption Date**" shall have the meaning set forth in Section 7.1;

2.61 "**Optional Redemption Notice**" shall have the meaning set forth in Section 7.3;

2.62   "**Optional Redemption Price**" shall have the meaning set forth in Section 7.2;

2.63   "**OSA**" shall mean the *Securities Act* (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

2.64   "**Ownership Notice**" shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit E;

2.65   "**Parent**" shall mean SunOpta Inc., a company amalgamated under the *Business Corporations Act* (Canada);

2.66   "**Parent Common Shares**" shall mean the common shares of the Parent;

2.67   "**Parity Stock**" shall mean the Series A Preferred Stock, Series B-2 Preferred Stock and any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.68   "**Paying Agent**" shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

2.69   "**Person**" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

2.70   "**PIF**" means a personal information form in accordance with the requirements of the TSX;

2.71   "**Post CoC Exchange Cap**" shall have the meaning set forth in Section 6.11.4;

2.72   "**Preferred Stock**" shall mean the Series B-1 Preferred Stock of the Company authorized pursuant to this Part C of this Article Fourth;

2.73   "**Prospective Debt Financing**" shall mean the debt financing to be entered into on or about [●], 2020 in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

2.74   "**Redeeming Party**" shall have the meaning set forth in Section 8.2;

2.75   "**Reference Property**" shall have the meaning set forth in Section 6.6;

2.76 **"Rights Plan Exchange Cap"** shall have the meaning set forth in Section 6.2;

2.77 **"SEC"** shall mean the Securities and Exchange Commission;

2.78 **"Second Lien Indenture"** shall mean that certain indenture, dated as of October 20, 2016, among the Company, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, relating to the 9.5% Senior Secured Second Lien Notes due 2022 of the Company, as amended, supplemented, restated, converted, exchanged, replaced or modified from time to time;

2.79 **"Securities Act"** shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

2.80 **"Securities Exchange"** shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

2.81 **"Securities Representations"** shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

2.82 **"Senior Debt Agreements"** shall mean the Second Lien Indenture, the ABL Agreement and the Prospective Debt Financing;

2.83 **"Senior Stock"** shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.84 **"Series A Preferred Stock"** shall mean the Series A Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.85 **"Series B-2 Preferred Stock"** shall mean the Series B-2 Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.86 **"Shareholder Rights Plan"** means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016 as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

2.87 **"Shelf Registration Statement"** shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

2.88   "**Subscription Agreement**" shall mean the securities subscription agreement dated as of [●], 2020 between the Oaktree Investor, the Engaged Capital Investor, the Parent and the Company;

2.89   "**Subscription Date**" shall mean the date the parties entered into the Subscription Agreement;

2.90   "**Subsidiary**" shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes.   For the avoidance of doubt, for purposes of this Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

2.91   "**Trading Day**" shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded.   If the Parent Common Shares are not so traded, "**Trading Day**" shall mean a Business Day;

2.92   "**Transfer Agent**" shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

2.93   "**Transfer Restricted Securities**" shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

2.94   "**Trigger Event**" shall have the meaning set forth in Section 6.6.7;

2.95   "**TSX**" shall mean the Toronto Stock Exchange or any successor thereto;

2.96 "**Voting Shares**" shall have the meaning set forth in Section 6.2;

2.97 "**VWAP**" per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

3. Dividends.

3.1 Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 3.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 3.2, 3.5 or 3.6.

3.2 Notwithstanding anything to the contrary in Section 3.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added, for each share of Preferred Stock, to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made, for each share of Preferred Stock, a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

3.3 If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such

quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

3.4 The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

3.5 Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

3.5.1. in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

3.5.2. in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3.6 Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with this this Part C of this Article Fourth during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date.

3.6.1. in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

3.6.2. in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the

Tor#: 9470239.18

close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

4.   Voting and Protective Provisions.

4.1   Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 4 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

4.2   So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

4.2.1.   any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock, including the issuance of any Series B-2 Preferred Stock other than pursuant to the terms of the Subscription Agreement;

4.2.2.   any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

4.2.3.   any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 6; or

4.2.4.   any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

4.3   Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

4.3.1.   to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

4.3.2.   to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

Tor#: 9470239.18

4.3.3. to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

4.4 Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

4.5 In exercising the voting rights set forth in Section 4.2, each share of Preferred Stock shall be entitled to one vote.

4.6 The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

5. Liquidation Rights.

5.1 In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, after satisfaction of liabilities to holders of shares of Senior Stock, if any, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

5.2 In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 6.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

5.3 Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be

Tor#: 9470239.18

deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 5.

5.4   After the payment in full to the Holders of the amounts provided for in this Section 5, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

5.5   In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5.1 and 5.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

6.   Exchange.

6.1   The Holders shall have the right (the "**Holder Exchange Right**"), subject to the Exchange Cap and the Rights Plan Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap or the Rights Plan Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date, (G) the Securities Representations, (H) in the case of the Engaged Capital Investors, shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX, and (I) in the case of the Engaged Capital Investors, shall include a reply certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 6.1, the Company shall deliver the shares of

Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date; and in the case of an exchange by the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding the foregoing, in the case of any shares of Preferred Stock subject to the Rights Plan Exchange Cap, the Optional Exchange Date may be no sooner than sixty-one days following the Optional Exchange Notice Date and no shares of Parent Common Shares will be delivered in respect of such Preferred Stock at any time prior to sixty-one days following the Optional Exchange Notice Date. Notwithstanding the foregoing, the Engaged Capital Investors may not deliver an Optional Exchange Notice under this Section 6.1, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.1, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.2   To the extent of any shares of Preferred Stock that could be exchanged for Parent Common Shares pursuant to a Holder Exchange Right where, as a result, such Holder would be deemed to be the Beneficial Owner of in excess of 19.99% of the number of Parent Common Shares or any other shares in the capital stock of the Parent entitled to vote generally for the election of directors ("**Voting Shares**") outstanding immediately after giving effect to such exchange under the terms of the Shareholder Rights Plan (such limit, the "**Rights Plan Exchange Cap**"), the Holder may not become the Beneficial Owner of such Parent Common Shares until the lapse of sixty-one days following the date of the exercise of a Holder Exchange Right for such shares of Preferred Stock. For the purposes of this Section 6.2, the determination of percentage ownership of Voting Shares Beneficially Owned by any Holder shall be made in accordance with the terms and conditions of the Shareholder Rights Plan.

6.3   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap and the Rights Plan Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.3, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 6.3 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or

(ii) above), (F) the surrender locations specified in Section 6.4 and (G) in the case of the Engaged Capital Investors, shall include a certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap and the Rights Plan Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date, and in the case of the Engaged Capital Investors, such first notice shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 6.3, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date, and in the case of an exchange with respect to the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding anything to the contrary in this Section 6.3, a Holder may exercise an Optional Parent Put Right after receipt of a Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 6.3 unless the Parent Common Shares delivered to the Holders under this Section 6.3 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap or the Rights Plan Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 6.3, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap or the Rights Plan Exchange Cap, as applicable, no longer prevents such delivery, provided that if after 90 days the Exchange Cap or the Rights Plan Exchange Cap, as applicable, still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder. Notwithstanding the foregoing, the Company may not deliver a Forced Exchange Notice under this Section 6.3 to the Engaged Capital Investors, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.3, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.4   Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or

its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 6.10.

6.5   Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap or the Rights Plan Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 10 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 6.4 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

6.6   The Exchange Price shall be subject to the following adjustments (except as provided in Section 6.7):

6.6.1. If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0   =   the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1   =   the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

6.6.2. If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

6.6.3. If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

6.6.4. Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

48

$$EP2 = EP1\frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

6.6.5. In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as

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soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 6.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 6.6.1 to 6.6.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

6.6.6. Notwithstanding anything herein to the contrary, no adjustment under this Section 6.6 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

6.6.7. Notwithstanding any other provisions of this Section 6.6, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 6.6 (and no adjustment to the Exchange Price under this Section 6.6 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 6.6.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 6.6 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

6.6.8.   The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients.   In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

6.7   Notwithstanding anything to the contrary in Section 6.6, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 6.6.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 6.6.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 6.6.2 or Section 6.6.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

6.8   If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

6.9   Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

6.10   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or

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Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

6.11 Exchange Caps

6.11.1. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder shall include, in addition to Common Shares beneficially owned, the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible or exchangeable into Parent Common Shares beneficially owned by such Holder (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.11.1, beneficial ownership shall be calculated in accordance with Rule 13d-3 (without giving any effect to paragraph (b) of Rule 13d-3) and Rule 13d-5 under the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap.

6.11.2. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would become the Beneficial Owner of the number of Voting Shares in excess of the Rights Plan Exchange Cap.

6.11.3. If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

6.11.4. If any shares of Preferred Stock are redeemed pursuant to Section 8.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 6.1 or Section 6.3, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**").

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6.12 Any shares of Parent Common Shares delivered pursuant to this Section 6 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

7.   Redemption.

7.1   On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 7 shall be subject to compliance with the provisions of the Senior Debt Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 7.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

7.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 3.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

7.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 7 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

7.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise make available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will

terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

8.   Change of Control.

8.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

8.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Senior Debt Agreements (as such senior debt agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock and for so long as such restrictive terms continue or have not been waived by the applicable lenders or holders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 8, the loans and other debt obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, to the extent required to be repaid prior to such redemption of the Preferred Stock, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock and the restrictions on the redemption of the shares of Preferred Stock and the obligations of the Company under the Second Lien Indenture will apply,

including, without limitation, any Change of Control Offer (as defined in the Second Lien Indenture) required by the terms of the Second Lien Indenture. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

8.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 8 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

8.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

8.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

9.   Events of Noncompliance.

9.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as

contemplated by this Section 9.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

9.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

10.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

11.   Uncertificated Shares; Certificated Shares.

11.1   Uncertificated Shares.

11.1.1. Form. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

11.1.2. Transfer. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

11.1.3. Legends.

(A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit D hereto.

(B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

"THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD,

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ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

11.2   Certificated Shares.

11.2.1. Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit D, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

11.2.2. Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

11.2.3. Transfer and Exchange. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A)   shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B)   is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I)   if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit F hereto; or

(II)   if such Certificated Preferred Stock is being transferred to the Company or to a "qualified institutional buyer" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit F hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 11.2.4.

11.2.4. Legends.

(A)   Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit D hereto.

(B)   Each certificate evidencing Parent Common Shares delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

(C)   Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

11.2.5. Replacement Certificates. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of

and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

11.2.6. Cancellation. In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

11.3 Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock.

11.3.1. To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 11.

11.3.2. All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

11.3.3. Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

11.3.4. No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

11.3.5. No Obligation of the Transfer Agent. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to

examine the same to determine substantial compliance as to form with the express requirements hereof.

12. Miscellaneous.

12.1 With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

12.2 Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

12.3 The shares of Preferred Stock shall be issuable only in whole shares.

12.4 All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

12.5 Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

12.6 Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

12.7 Except as set forth in Section 4.2.2 and in the Engaged Capital Investor Rights Agreement and the Oaktree Amended and Restated Investor Rights Agreement, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

D. SERIES B-2 PREFERRED STOCK

Of the preferred stock authorized and unissued by the Certificate of Incorporation, 30,000 shares shall be designated Series B-2 Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part D of this Article Fourth refer to sections and

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subsections of Part D of this Article Fourth and references to "Preferred Stock" refer to the Series B-2 Preferred Stock as defined in Section 2.72 of this Part D of this Article Fourth.

1. General. The Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Company, ranks: (i) senior to all Junior Stock; (ii) on parity with all Parity Stock; (iii) junior to all Senior Stock; (iv) junior to existing and future indebtedness of the Company; and (v) structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries (if any) and any capital stock of the Company's Subsidiaries not held by the Company, in each case as provided more fully herein.

2. Definitions. For purposes of this Part D of this Article Fourth, the following definitions shall apply:

2.1 "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020), by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.2 "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 3.1, less any dividends paid in cash pursuant to Section 3.1 or 3.2 or dividends added to the Liquidation Preference pursuant to Sections 3.2, 3.5 or 3.6, from the Issue Date up to, but not including, such date;

2.3 "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 3.3 and 3.6 as reduced by the payment of dividends out of such amount pursuant to Section 3.4;

2.4 "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 3.2, 3.5, and 3.6;

2.5 "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

2.6 "**Average VWAP**" per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

2.7 "**Beneficially Own**" or "**Beneficial Owner**" shall have the meaning given that term by the Shareholder Rights Plan.

2.8 **"Beneficial Ownership Exchange Cap"** shall have the meaning set forth in Section 6.11.1;

2.9 **"Board of Directors"** shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

2.10 **"Business Day"** shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

2.11 **"Capital Reorganization"** shall have the meaning set forth in Section 6.6;

2.12 **"Cash Dividends"** shall have the meaning set forth in Section 3.1;

2.13 **"Certificated Preferred Stock"** shall have the meaning set forth in Section 11.2.1;

2.14 **"Change of Control"** shall mean the occurrence of any of the following:

(a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b) the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c) a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

(d) Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

2.15 **"Change of Control Redemption Date"** shall have the meaning set forth in Section 8.2;

2.16 **"Change of Control Redemption Notice"** shall have the meaning set forth in Section 8.4;

2.17 **"Change of Control Redemption Premium"** shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Date and subject to Section 6.11.1, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

2.18 **"Change of Control Redemption Price"** shall have the meaning set forth in Section 8.3;

2.19 **"Closing Sale Price"** of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

2.20 **"Common Stock"** shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

2.21 **"Company"** shall mean SunOpta Foods Inc., a Delaware corporation;

2.22 **"Dividend Change Date"** shall mean the first day following the end of the Company's third fiscal quarter in the year 2029;

2.23 **"Dividend Payment Date"** shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

2.24 **"Dividend Rate"** shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 10.0% per annum thereafter, subject in each case to adjustment as provided in Section 9;

2.25 **"Dividend Record Date"** shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

2.26   "**Engaged Capital Investor**" shall mean one or more Affiliates of Engaged Capital, LLC;

2.27   "**Engaged Capital Investor Rights Agreement**" shall mean the Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Engaged Capital Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.28   "**Event of Noncompliance**" shall mean:

(a)   the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 7.1 and 8.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b)   the Company fails to deliver the required number of Parent Common Shares contemplated by Section 6.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 6.6, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 6.7 and 6.11; or

(c)   Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) and 2.1(f) of the Oaktree Investor Rights Agreement or Sections 2.1(a), 2.1(b) and 2.1(e) of the Engaged Investor Rights Agreement or Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d)   the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

2.29 "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

2.30 "**Exchange Agreement**" shall mean the Exchange and Support Agreement, dated as of [●], 2020, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

2.31 "**Exchange Cap**" shall have the meaning set forth in Section 6.11;

2.32 "**Exchange Date**" shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

2.33 "**Exchange Price**" shall mean 130% of the Average VWAP during a 15 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of the Series B-2 Sale Option Notice (as defined in the Subscription Agreement); provided that (i) if such amount is greater than $3.50, the Exchange Price shall be $3.50, (ii) if such amount is less than $2.00, the Exchange Price shall be $2.00, and (iii) if such amount is less than the Exchange Price Floor, the Exchange Price shall be the Exchange Price Floor; as may be adjusted from time to time in the manner set forth herein;

2.34 "**Exchange Price Floor**" means $[●], which represents the lower of (i) the Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) on the Trading Day immediately prior to the Subscription Date ($[●]) and (ii) the average Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) for the five Trading Days immediately prior to the Subscription Date ($[●]), as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

2.35 "**Exchange Rate**" shall have the meaning set forth in Section 6.1;

2.36 "**Excluded Issuances**" shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Part D of this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), (v) triggering an adjustment under any provision of Section 6.6 other than 6.6.4, and (vi) in whole or in part to one or more Holders, solely to the extent of such Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares sold or issued to such Holders;

2.37 "**Ex-Date**" means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

2.38   "**Forced Exchange Date**" shall have the meaning set forth in Section 6.3;

2.39   "**Forced Exchange Notice**" shall have the meaning set forth in Section 6.3;

2.40   "**Forced Exchange Notice Date**" shall have the meaning set forth in Section 6.3;

2.41   "**Holder**" and, unless the context requires otherwise, "**holder**" shall each mean a holder of record of a share of Preferred Stock;

2.42   "**Holder Exchange Right**" shall have the meaning set forth in Section 6.1;

2.43   "**Investor**" shall mean the Oaktree Investor and the Engaged Capital Investor;

2.44   "**Issue Date**" shall mean the original date of issuance of the Preferred Stock;

2.45   "**Issued Amount**" shall mean meaning given in Section 6.11.1;

2.46   "**Junior Stock**" shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.47   "**Liquidation Preference**" shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 3.2, 3.5 and 3.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

2.48   "**Make Whole Issuable Maximum**" means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

2.49   "**Market Value**" shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

2.50   "**Non-Cash Dividend Election**" shall have the meaning set forth in Section 3.2;

2.51   "**Oaktree Investor**" shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

2.52   "**Oaktree Amended and Restated Investor Rights Agreement**" shall mean the Amended and Restated Investor Rights Agreement, dated [●], 2020, by and among the

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Parent, the Company and the Oaktree Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.53 "**Officer**" shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

2.54 "**opening of business**" shall mean 9:00 a.m. (Toronto time);

2.55 "**Optional Exchange Date**" shall have the meaning set forth in Section 6.1;

2.56 "**Optional Exchange Notice**" shall have the meaning set forth in Section 6.1;

2.57 "**Optional Exchange Notice Date**" shall have the meaning set forth in Section 6.1;

2.58 "**Optional Parent Put Exchange Date**" shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

2.59 "**Optional Parent Put Right**" shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

2.60 "**Optional Redemption Date**" shall have the meaning set forth in Section 7.1;

2.61 "**Optional Redemption Notice**" shall have the meaning set forth in Section 7.3;

2.62 "**Optional Redemption Price**" shall have the meaning set forth in Section 7.2;

2.63 "**OSA**" shall mean the *Securities Act* (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

2.64 "**Ownership Notice**" shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit H;

2.65 "**Parent**" shall mean SunOpta Inc., a company amalgamated under the *Business Corporations Act* (Canada);

2.66 "**Parent Common Shares**" shall mean the common shares of the Parent;

2.67   "**Parity Stock**" shall mean the Series A Preferred Stock, Series B-1 Preferred Stock and any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.68   "**Paying Agent**" shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

2.69   "**Person**" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

2.70   "**PIF**" means a personal information form in accordance with the requirements of the TSX;

2.71   "**Post CoC Exchange Cap**" shall have the meaning set forth in Section 6.11.4;

2.72   "**Preferred Stock**" shall mean the Series B-2 Preferred Stock of the Company authorized pursuant to this Part D of this Article Fourth;

2.73   "**Prospective Debt Financing**" shall mean the debt financing to be entered into on or about [●], 2020 in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

2.74   "**Redeeming Party**" shall have the meaning set forth in Section 8.2;

2.75   "**Reference Property**" shall have the meaning set forth in Section 6.6;

2.76   "**Rights Plan Exchange Cap**" shall have the meaning set forth in Section 6.2;

2.77   "**SEC**" shall mean the Securities and Exchange Commission;

2.78   "**Second Lien Indenture**" shall mean that certain indenture, dated as of October 20, 2016, among the Company, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, relating to the 9.5% Senior Secured Second Lien Notes due 2022 of the Company, as amended, supplemented, restated, converted, exchanged, replaced or modified from time to time;

2.79   "**Securities Act**" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

2.80   "**Securities Exchange**" shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

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2.81 **"Securities Representations"** shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

2.82 **"Senior Debt Agreements"** shall mean the Second Lien Indenture, the ABL Agreement and the Prospective Debt Financing;

2.83 **"Senior Stock"** shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.84 **"Series A Preferred Stock"** shall mean the Series A Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.85 **"Series B-1 Preferred Stock"** shall mean the Series B-1 Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.86 **"Shareholder Rights Plan"** means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016 as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

2.87 **"Shelf Registration Statement"** shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

2.88 **"Subscription Agreement"** shall mean the securities subscription agreement dated as of [●], 2020 between the Oaktree Investor, the Engaged Capital Investor, the Parent and the Company;

2.89 **"Subscription Date"** shall mean the date the parties entered into the Subscription Agreement;

2.90 **"Subsidiary"** shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes. For the avoidance of doubt, for purposes of this

Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

2.91 "**Trading Day**" shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, "**Trading Day**" shall mean a Business Day;

2.92 "**Transfer Agent**" shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

2.93 "**Transfer Restricted Securities**" shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

2.94 "**Trigger Event**" shall have the meaning set forth in Section 6.6.7;

2.95 "**TSX**" shall mean the Toronto Stock Exchange or any successor thereto;

2.96 "**Voting Shares**" shall have the meaning set forth in Section 6.2;

2.97 "**VWAP**" per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

3. <u>Dividends.</u>

3.1 Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of

twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 3.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 3.2, 3.5 or 3.6.

3.2 Notwithstanding anything to the contrary in Section 3.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added, for each share of Preferred Stock, to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made, for each share of Preferred Stock, a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

3.3 If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

3.4 The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

3.5 Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

3.5.1. in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be

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paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

3.5.2. in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3.6 Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with this this Part D of this Article Fourth during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date.

3.6.1. in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

3.6.2. in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

4. Voting and Protective Provisions.

4.1 Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 4 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

4.2 So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

4.2.1. any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock;

4.2.2. any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

4.2.3. any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 6; or

4.2.4. any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

4.3 Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

4.3.1. to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

4.3.2. to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

4.3.3. to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

4.4 Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

4.5 In exercising the voting rights set forth in Section 4.2, each share of Preferred Stock shall be entitled to one vote.

4.6 The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

5. <u>Liquidation Rights</u>.

5.1 In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, after satisfaction of liabilities to holders of shares of Senior Stock, if any, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

5.2 In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 6.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

5.3 Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 5.

5.4 After the payment in full to the Holders of the amounts provided for in this Section 5, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

5.5 In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5.1 and 5.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

6. <u>Exchange</u>.

6.1 The Holders shall have the right (the "**Holder Exchange Right**"), subject to the Exchange Cap and the Rights Plan Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each

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share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap or the Rights Plan Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date, (G) the Securities Representations, (H) in the case of the Engaged Capital Investors, shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX, and (I) in the case of the Engaged Capital Investors, shall include a reply certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement has been cleared by the TSX. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 6.1, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date, and in the case of an exchange by the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding the foregoing, in the case of any shares of Preferred Stock subject to the Rights Plan Exchange Cap, the Optional Exchange Date may be no sooner than sixty-one days following the Optional Exchange Notice Date and no shares of Parent Common Shares will be delivered in respect of such Preferred Stock at any time prior to sixty-one days following the Optional Exchange Notice Date. Notwithstanding the foregoing, the Engaged Capital Investors may not deliver an Optional Exchange Notice under this Section 6.1, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.1, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.2   To the extent of any shares of Preferred Stock that could be exchanged for Parent Common Shares pursuant to a Holder Exchange Right where, as a result, such Holder would be deemed to be the Beneficial Owner of in excess of 19.99% of the number of Parent Common Shares or any other shares in the capital stock of the Parent entitled to vote generally

for the election of directors ("**Voting Shares**") outstanding immediately after giving effect to such exchange under the terms of the Shareholder Rights Plan (such limit, the "**Rights Plan Exchange Cap**"), the Holder may not become the Beneficial Owner of such Parent Common Shares until the lapse of sixty-one days following the date of the exercise of a Holder Exchange Right for such shares of Preferred Stock. For the purposes of this Section 6.2, the determination of percentage ownership of Voting Shares Beneficially Owned by any Holder shall be made in accordance with the terms and conditions of the Shareholder Rights Plan.

   6.3 The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap and the Rights Plan Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.3, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 6.3 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or (ii) above), (F) the surrender locations specified in Section 6.4 and (G) in the case of the Engaged Capital Investors, shall include a certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap and the Rights Plan Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date, and in the case of the Engaged Capital Investors, such first notice shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 6.3, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date, and in the case of an exchange with respect to the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding anything to the contrary in this Section 6.3, a Holder may exercise an Optional Parent Put Right after receipt of a

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Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 6.3 unless the Parent Common Shares delivered to the Holders under this Section 6.3 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap or the Rights Plan Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 6.3, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap or the Rights Plan Exchange Cap, as applicable, no longer prevents such delivery, provided that if after 90 days the Exchange Cap or the Rights Plan Exchange Cap, as applicable, still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder. Notwithstanding the foregoing, the Company may not deliver a Forced Exchange Notice under this Section 6.3 to the Engaged Capital Investors, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.3, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.4   Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 6.10.

6.5   Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap or the Rights Plan Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 10 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 6.4 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

6.6   The Exchange Price shall be subject to the following adjustments (except as provided in Section 6.7):

6.6.1. If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0   =   the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1   =   the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

6.6.2. If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0   =   the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X   =   the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y   =   the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only

exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

6.6.3. If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

6.6.4. Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

$$EP2 = EP1 \frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

6.6.5. In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 6.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 6.6.1 to 6.6.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

6.6.6. Notwithstanding anything herein to the contrary, no adjustment under this Section 6.6 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

6.6.7. Notwithstanding any other provisions of this Section 6.6, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are

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deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 6.6 (and no adjustment to the Exchange Price under this Section 6.6 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 6.6.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 6.6 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

6.6.8. The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

6.7   Notwithstanding anything to the contrary in Section 6.6, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 6.6.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 6.6.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 6.6.2 or Section 6.6.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such

number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

6.8   If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

6.9   Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

6.10   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

6.11   Exchange Caps

6.11.1. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder shall include, in addition to Common Shares beneficially owned, the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible

or exchangeable into Parent Common Shares beneficially owned by such Holder (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.11.1, beneficial ownership shall be calculated in accordance with Rule 13d-3 (without giving any effect to paragraph (b) of Rule 13d-3) and Rule 13d-5 under the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap.

6.11.2. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would become the Beneficial Owner of the number of Voting Shares in excess of the Rights Plan Exchange Cap.

6.11.3. If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

6.11.4. If any shares of Preferred Stock are redeemed pursuant to Section 8.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 6.1 or Section 6.3, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**").

6.12   Any shares of Parent Common Shares delivered pursuant to this Section 6 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

7.   Redemption.

7.1   On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 7 shall be subject to compliance with the provisions of the Senior Debt Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 7.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business

Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

7.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 3.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

7.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 7 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

7.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise make available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

8.   Change of Control.

8.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the

option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

8.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Senior Debt Agreements (as such senior debt agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock and for so long as such restrictive terms continue or have not been waived by the applicable lenders or holders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 8, the loans and other debt obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, to the extent required to be repaid prior to such redemption of the Preferred Stock, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock and the restrictions on the redemption of the shares of Preferred Stock and the obligations of the Company under the Second Lien Indenture will apply, including, without limitation, any Change of Control Offer (as defined in the Second Lien Indenture) required by the terms of the Second Lien Indenture. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

8.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 8 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

8.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

8.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

9.   Events of Noncompliance.

9.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as contemplated by this Section 9.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

9.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

10.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

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11. Uncertificated Shares; Certificated Shares.

    11.1   Uncertificated Shares.

        11.1.1. <u>Form</u>. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

        11.1.2. <u>Transfer</u>. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

        11.1.3. <u>Legends</u>.

        (A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit G hereto.

        (B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

"THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

    11.2   Certificated Shares.

        11.2.1. <u>Form and Dating</u>. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit G, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

        11.2.2. <u>Execution and Authentication</u>. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

11.2.3. <u>Transfer and Exchange</u>. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B) is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I) if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit I hereto; or

(II) if such Certificated Preferred Stock is being transferred to the Company or to a "qualified institutional buyer" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit I hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 11.2.4.

11.2.4. Legends.

(A)   Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit G hereto.

(B)   Each certificate evidencing Parent Common Shares delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

(C)   Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

11.2.5. Replacement Certificates. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

11.2.6. Cancellation. In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

11.3   Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock.

11.3.1. To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 11.

11.3.2. All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

11.3.3. Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

11.3.4. No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

11.3.5. No Obligation of the Transfer Agent. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

12. Miscellaneous.

12.1 With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

12.2 Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

12.3 The shares of Preferred Stock shall be issuable only in whole shares.

12.4   All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

12.5   Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

12.6   Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

12.7   Except as set forth in Section 4.2.2 and in the Engaged Capital Investor Rights Agreement and the Oaktree Amended and Restated Investor Rights Agreement, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

FIFTH: Subject to any additional vote required by the certificate of incorporation or bylaws of the Company, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the Company.

SIXTH: Subject to the certificate of incorporation of the Company, the number of directors of the Company shall be determined in the manner set forth in the bylaws of the Company.

SEVENTH: Elections of directors need not be by written ballot unless the bylaws of the Company shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the Company may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Company.

NINTH: To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Company shall not adversely affect any right or protection of a director of the

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Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. <u>Right to Indemnification of Directors and Officers</u>. The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Company shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. <u>Prepayment of Expenses of Directors and Officers</u>. The Company shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, <u>provided</u>, <u>however</u>, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. <u>Claims by Directors and Officers</u>. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Company, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. <u>Indemnification of Employees and Agents</u>. The Company may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Company or, while an employee or agent of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate

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determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Company shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5.   Advancement of Expenses of Employees and Agents. The Company may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6.   Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Company's certificate of incorporation, the Company's bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

7.   Other Indemnification. The Company's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Company, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Company, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.   Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Company's expense insurance: (a) to indemnify the Company for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Company under the provisions of this Article Tenth.

9.   Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

*   *   *

3. That the foregoing amendment and restatement was approved by the sole stockholder of the corporation entitled to vote on such action, representing all of the outstanding shares of the corporation voting in favor of the amendment, in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Company's certificate of incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature page follows]

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Company on this ___day of April, 2020.

By:_____

Name: _____

Title: _____

EXHIBIT A

FORM OF PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Series A Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series A Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as the same may be amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2016.

SUNOPTA FOODS INC.

By: _____
      Name: ■
      Title: ■

By: _____
      Name: ■
      Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By _____
Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

98

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:■

Signature:■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

EXHIBIT B

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by _____
Authorized Signatory

EXHIBIT C

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series A Preferred Stock (the "**Preferred Stock**") of SunOpta Foods Inc. (the "**Company**") This Certificate relates to shares of Preferred Stock held by (the "**Transferor**") in*:

☐ book entry form; or

☐ definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the "**Securities Act**") because *:

☐ such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐ such Preferred Stock is being transferred to the Company;

☐ such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐ such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■

_____

* Please check applicable box.

Tor#: 9470239.18

EXHIBIT D

FORM OF SERIES B-1 PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**"), AS AMENDED (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Tor#: 9470239.18

Series B-1 Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series B-1 Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as amended, as the same may be further amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2020.

SUNOPTA FOODS INC.

By: _____
     Name: ■
     Title: ■

By: _____
     Name: ■
     Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By   _____

Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

Tor#: 9470239.18

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:■

Signature:■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

EXHIBIT E

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE **"SECURITIES ACT"**), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF SUNOPTA FOODS INC. (THE **"COMPANY"**) (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE **"CHARTER"**), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by   _____

          Authorized Signatory

EXHIBIT F

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series B-1 Preferred Stock (the **"Preferred Stock"**) of SunOpta Foods Inc. (the **"Company"**) This Certificate relates to shares of Preferred Stock held by (the **"Transferor"**) in*:

☐   book entry form; or

☐   definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the **"Securities Act"**) because *:

☐   such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐   such Preferred Stock is being transferred to the Company;

☐   such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐   such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).


[INSERT NAME OF TRANSFEROR]


By: _____

Date: ■

_____

*   Please check applicable box.

EXHIBIT G

FORM OF SERIES B-2 PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS.   NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**"), AS AMENDED (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Tor#: 9470239.18

Series B-2 Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series B-2 Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as amended, as the same may be further amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2020.

SUNOPTA FOODS INC.

By: _____
    Name: ■
    Title: ■

By: _____
    Name: ■
    Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By   _____

Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

112

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:■

Signature:■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

Tor#: 9470239.18

EXHIBIT H

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by _____
     Authorized Signatory

115

EXHIBIT I

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series B-2 Preferred Stock (the **"Preferred Stock"**) of SunOpta Foods Inc. (the **"Company"**) This Certificate relates to shares of Preferred Stock held by (the **"Transferor"**) in*:

☐   book entry form; or

☐   definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the **"Securities Act"**) because *:

☐   such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐   such Preferred Stock is being transferred to the Company;

☐   such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐   such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■
_____

*   Please check applicable box.

SCHEDULE 5.6

REGISTRATION PROCEDURES

1.   Procedures

If, and to the extent, Oaktree Series B Demand Shares are to be registered, the term "Registrable Shares" shall be deemed to include such Oaktree Series B Demand Shares and the term "Investors" shall be deemed to include the Oaktree Investors, but only to the extent such terms are used in Article V or this Schedule 5.6.

Upon receipt of a Demand Registration Request or a Piggyback Request from the Investors pursuant to Article V, the Parent shall:

(a)   promptly prepare and file a preliminary prospectus, prospectus supplement or registration statement, as applicable, under and in compliance with the Securities Laws in each jurisdiction in which the Registration is to be effected and such other related documents as may be necessary to be filed in connection with such preliminary prospectus, prospectus supplement or registration statement and shall, (i) with respect to a Registration in Canada, promptly prepare and file a prospectus and use its commercially reasonable efforts to cause a receipt to be issued for such prospectus as soon as practicable and shall take all other steps and proceedings that may be required in order to qualify the securities being sold pursuant to such Registration, and/or (ii) with respect to a Registration in the United States, use its commercially reasonable efforts to promptly cause such registration statement to be declared or become effective in order to register the offer and sale of the securities being offered pursuant such Registration (provided that, before filing all such documents referred to in this Section, the Parent shall furnish to the counsel to the Investors copies thereof), which documents shall be subject to the review and comment of such counsel);

(b)   promptly prepare and file such amendments and supplements to such preliminary prospectus and prospectus or registration statement, as applicable, as may be necessary to comply with the provisions of applicable Securities Laws with respect to the distribution of the Registrable Shares, and to take such steps as are reasonably necessary to maintain the qualification of such prospectus or the effectiveness of such registration statement until the time at which the distribution of the Registrable Shares sought to be sold is completed;

(c)   use its commercially reasonable efforts to register or qualify such Registrable Shares under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests (provided that the Parent shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process in any such jurisdiction or (iv) register or qualify any Registrable Shares in any jurisdiction outside of Canada and the United States);

(d)   cause to be furnished to the Investors, the underwriter or underwriters of any offering such number of copies of such preliminary prospectus, prospectus, registration statement and any amendments and supplements thereto and such other customary opinions, certificates, comfort letters and closing documents as the underwriters or the Investors may reasonably request;

(e)   immediately notify the Investors and underwriters of the occurrence of any event as a result of which the preliminary prospectus, prospectus supplement, prospectus or registration statement, as then in effect, might include an untrue statement of material fact or might omit any fact that is required to be stated or that is necessary to make any statement therein not misleading in light of the circumstances in which it was made (other than facts or statements provided by the Investors or underwriters);

(f)   promptly notify the Investors (i) of receipt of any comment letters received from the SEC or the Canadian Securities Commission with respect to a registration statement, prospectus or any documents incorporated therein and (ii) any other request by the SEC, the Canadian Securities Commission or any state securities authority for amendments or supplements to a registration statement or prospectus or for additional information with respect to the registration statement and prospectus;

(g)   comply with Securities Laws and the rules, regulations and policies of the TSX, NASDAQ and of any other stock exchange or over the counter market on which the Common Shares are then listed and/or traded;

(h)   use its commercially reasonable efforts to provide such information as is required for any filings required to be made with the Financial Industry Regulatory Authority; and

(i)   in respect of any Demand Registration, enter into an underwriting agreement with the underwriters for the offering containing such representations and warranties by the Parent and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions.

2.   Due Diligence

In connection with the preparation and filing of any preliminary prospectus, prospectus supplement, prospectus or registration statement as herein contemplated, the Parent shall give the Investors, the underwriters, and their respective counsel and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto. The Parent shall give the Investors and the underwriters such reasonable and customary access to the books and records of the Parent and its subsidiaries and such reasonable and customary opportunities to discuss the business of the Parent with its officers and auditors as shall be necessary in the reasonable opinion of the Investors, such underwriters and their respective counsel without undue disruption to the business of the Parent. The Parent shall cooperate with the Investors and the underwriters in the conduct of all reasonable and customary due diligence which the Investors, such underwriters and their respective counsel may require.

3.   Indemnification

In connection with any Demand Registration or Piggyback Registration, the Parent and the Investors shall negotiate, in good faith, indemnification and contribution terms as are customarily contained in underwriting agreements relating to public offerings of securities by a selling shareholder, it being understood that as amongst the Parent and the Investors, such indemnification and contribution terms shall be as provided for in Section 5.7.

EXHIBIT B

ENGAGED CAPITAL VOTING TRUST AGREEMENT

See attached.

VOTING TRUST AGREEMENT

SUNOPTA INC.

and

SUNOPTA FOODS INC.

and

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

and

ENGAGED CAPITAL, LLC

and

ENGAGED CAPITAL CO-INVEST IV-A, LP

and

ENGAGED CAPITAL, LLC, as Trustee

and

ANY AFFILIATE OF AN INVESTOR
THAT BECOMES A HOLDER OF SERIES B PREFERRED SHARES

_____

[●], 2020

_____

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
VOTING TRUST

ARTICLE 3
INITIAL VOTING TRUST

ARTICLE 4
EXERCISE OF VOTING RIGHTS

ARTICLE 5
EXERCISE OF STATUTORY RIGHTS

ARTICLE 6
CONCERNING THE TRUSTEE

ARTICLE 7
MISCELLANEOUS

Tor#: 9523903.13

VOTING TRUST AGREEMENT

THIS AGREEMENT made the [●] day of [●], 2020,

BETWEEN:

> **ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP**, an exempted limited partnership existing under the laws of the Cayman Islands,
>
> - and -
>
> **ENGAGED CAPITAL, LLC**, a limited liability company existing under the laws of the State of Delaware,
>
> - and -
>
> **ENGAGED CAPITAL CO-INVEST IV-A, LP**, a limited partnership existing under the laws of the State of Delaware,
>
> (collectively, hereinafter referred to as the "**Investors** " and each and "**Investor**"),
>
> - and -
>
> **SUNOPTA INC.**, a corporation existing under the federal laws of Canada,
>
> (hereinafter referred to as the "**Parent**",
>
> - and -
>
> **SUNOPTA FOODS INC.**, a corporation existing under the laws of the State of Delaware,
>
> (hereinafter referred to as the "**Issuer**"),
>
> - and -
>
> **ENGAGED CAPITAL, LLC**, in its capacity as the trustee of the Trust hereunder, the "**Trustee**"),
>
> - and -

Any other Holder of Series B Preferred Shares, from time to time.

WHEREAS the Parent, the Issuer and the Investors have entered into a securities subscription agreement dated [●], 2020 (the "**Subscription Agreement**") pursuant to which the Investors subscribed for the Series B-1 Preferred Shares and agreed to subscribe for, only if and to the extent the Parent exercises the Series B-2 Sale Option, the Series B-2 Preferred Shares (each as defined below);

WHEREAS the Investors are the beneficial holders of an aggregate of 15,000 Series B-1 Preferred Shares (as defined herein);

AND WHEREAS the Parent, the Issuer, the Trustee and the Investors have agreed to enter into this Agreement so as to recognize and provide for the right of the Trustee to exercise the Voting Rights (as defined herein), for and on behalf of the Beneficiaries (as defined herein);

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Parties), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings.

"**Act**" means the *Canada Business Corporations Act*;

"**Affiliate**" means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

"**Beneficially Owned**" has the meaning give to that term in the Shareholder Rights Plan;

"**Beneficiaries**" means the Holders of Series B Preferred Shares from time to time;

"**Beneficiary Votes**" has the meaning given to that term in Section 4.3;

"**Business Day**" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York and (b) a day on which banks are generally closed in the Province of Ontario or the State of New York;

"**Common Shares**" means the common shares in the capital of the Parent;

"**Common Share Entitlement on Exchange**" means, in respect of a Beneficiary at a particular time, a number equal to the maximum number of Common Shares that such Beneficiary would be entitled to receive upon exchange of its Series B-1 Preferred Shares pursuant to Section 6.1 of the Series B-1 Preferred Share Terms at such time and its Series B-2 Preferred Shares pursuant to Section 6.1 of the Series B-2 Preferred Share Terms at such time, and for greater certainty , in each case, having regard to Sections 6.11.1, 6.11.2 and 6.11.4 of the Series B-1 Preferred Share Terms and Series B-2 Preferred Shares Terms, as applicable;

"**Change of Control**" has the meaning given to that term in the Series B-1 Preferred Share Terms and the Series B-2 Preferred Share Terms;

"**Exchange Agreement**" means the exchange and support agreement dated as of the date hereof between the Investors, the Parent and the Issuer;

"**Excluded Matter**" has the meaning given to that term in Section 4.2;

"**Governmental Entity**" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

"**Holder**" means a holder of Series B Preferred Shares from time to time that is an Investor or an Affiliate of the Investors;

"**Investor Rights Agreement**" means that certain investor rights agreement entered into between the Investors, the Parent and the Issuer on the date hereof;

"**Investors**" means collectively, Engaged Capital Flagship Master Fund, LP, Engaged Capital, LLC and Engaged Capital Co-Invest IV-A, LP;

"**Issuer**" has the meaning given to that term in the recitals hereto;

"**NASDAQ**" means the NASDAQ stock market or any successor thereto;

"**Parent**" has the meaning given to that term in the recitals hereto;

"**Parent Consent**" has the meaning given to that term in Section 4.3;

"**Parent Meeting**" has the meaning given to that term in Section 4.3;

"**Parties**" means the Parent, the Issuer, the Investors and the Holders who may become a Party to this Agreement from time to time, and "**Party**" means any one of them;

"Person" means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

"Permanent Voting Cap" has the meaning given to that term in Section 4.3(c);

"PIF" means a personal information form prepared in accordance with the requirements of the TSX;

"Proportionate Share" means, with respect to each Beneficiary, the percentage equal to the quotient of (a) the Common Share Entitlement on Exchange of such Beneficiary divided by (b) the aggregate Common Share Entitlement on Exchange of all Beneficiaries;

"Record Date" means the record date established by the Parent or by the Act for purposes of determining shareholders entitled to vote at a Parent Meeting;

"Regulatory Approval" means that the applicable waiting period under section 123 of the *Competition Act* (Canada) shall have expired or been terminated or waived or the obligation to comply with Part IX of the *Competition Act* (Canada) will have been waived in accordance with subsection 113(c) of the *Competition Act* (Canada) in each case in order for a Beneficiary (and its "affiliates" for the purposes of the *Competition Act* (Canada)) to be entitled to exercise the Beneficiary Votes contemplated in this Agreement;

"Regulatory Voting Cap" has the meaning given to that term in Section 4.3(d);

"Special Share, Series 2" means each Special Share, Series 2 in the capital of the Parent which entitles the holder of record to one vote per share at a Parent Meeting;

"Series 2 Special Voting Share" means each Special Share, Series 2 held in the Trust pursuant to the terms of this Agreement;

"Series B Preferred Shares" means the Series B-1 Preferred Shares subscribed for by the Investors pursuant to the Subscription Agreement and the Series B-2 Preferred Shares solely if and to the extent issued to the Investors pursuant to the Subscription Agreement;

"Series B-1 Preferred Share Terms" means the terms of the Series B-1 Preferred Shares as set out in Section C of Article Fourth in Schedule 1.1;

"Series B-1 Preferred Shares" means shares of Series B-1 Preferred Stock, par value $0.001 per share, in the capital of the Issuer;

Series B-2 Preferred Share Terms" means the terms of the Series B-2 Preferred Shares as set out in Section D of Article Fourth in Schedule 1.1;

"Series B-2 Preferred Shares" means shares of Series B-2 Preferred Stock, par value $0.001 per share, in the capital of the Issuer;

"**Series B-2 Sale Option**" means the right of the Parent to require the Investors to purchase Series B-2 Preferred Shares, as further described in the Subscription Agreement;

"**Shareholder Rights Plan**" means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016 as amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

"**Statutory Rights**" means the right of a shareholder of the Parent pursuant to sections 21, 103(5), 120(6.1), 137, 138(4), 143, 144, 145, 157(2), 167, 168(2), 175, 211, 214, 229, 239 and 241 of the Act;

"**Subscription Agreement**" has the meaning given to such term in the recitals hereto;

"**Transaction Agreements**" means this Agreement, the Investor Rights Agreement and the Exchange Agreement;

"**Trust**" means the trust created by this Agreement under the laws of the Province of Ontario;

"**Trust Estate**" means the Series 2 Special Voting Shares, any other securities and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trustee**" has the meaning given to that term in the recitals hereto and, subject to the provisions of Section 6.4, includes any successor trustee or permitted assigns;

"**TSX**" means the Toronto Stock Exchange or any successor thereto; and

"**Voting Rights**" means the aggregate voting rights attached to all of the Series 2 Special Voting Shares.

1.2 Defined Terms in the Series B Preferred Share Terms

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Series B-1 Preferred Share Terms and Series B-2 Preferred Share Terms, as applicable.

1.3 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a) the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b)   references to an "Article" or "Section" followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)   the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)   words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)   the word "including" is deemed to mean "including without limitation";

(f)   any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(g)   any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(h)   all dollar amounts refer to currency of the United States;

(i)   any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j)   whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.4   Entire Agreement

The Transaction Agreements and the terms of the Series 2 Special Voting Shares constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements and the terms of the Series 2 Special Voting Shares.

1.5   Time of Essence

Time shall be of the essence of this Agreement.

1.6   Governing Law and Submission to Jurisdiction

(a)   This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b)   Each of the Parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.7   Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Parties hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

ARTICLE 2
VOTING TRUST

2.1   Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided and agree on the terms upon which Series 2 Special Voting Shares shall be issued or redeemed from time to time in accordance with this Agreement. The Trustee shall hold the Series 2 Special Voting Shares in order to enable the Trustee to exercise the Voting Rights and the Statutory Rights, in each case, as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
INITIAL VOTING TRUST

3.1   Initial Issuance of the Series 2 Special Voting Shares

Immediately following the execution of this Agreement or, if later, immediately after the date that the TSX has confirmed to the Parent, the Issuer and the Investors that the PIFs required by the TSX to be filed by the Investors in connection with the Transaction Agreements have been cleared by the TSX, 6,000,000 Series 2 Special Voting Shares shall be issued and deposited with the Trustee (and the certificate representing such shares shall be delivered to the Trustee) to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries in accordance with the provisions of this Agreement. The Parent hereby does or shall, as the case may be, acknowledge receipt of US$60 and other good and valuable consideration (and the adequacy thereof) from the Trustee for the issuance of the 6,000,000 Series 2 Special Voting Shares and the Trustee hereby does or shall, as the case may be, acknowledge receipt of a share certificate representing 6,000,000 Series 2 Special Voting Shares.

3.2   <u>**Ongoing Issuances or Redemptions of the Series 2 Special Voting Shares**</u>

(a)   Subject to the restrictions and limitations set out herein, the number of Series 2 Special Voting Shares outstanding at any time shall be equal to the aggregate of (i) the number of outstanding Series B-1 Preferred Shares held by the Holders at such time multiplied by the quotient obtained by dividing the Liquidation Preference of the Series B-1 Preferred Shares at such time by the Exchange Price of the Series B-1 Preferred Shares, in effect at such time and (ii) the number of outstanding Series B-2 Preferred Shares held by the Holders at such time multiplied by the quotient obtained by dividing the Liquidation Preference of the Series B-2 Preferred Shares at such time by the Exchange Price of the Series B-2 Preferred Shares in effect at such time.

(b)   Within five Business Days of any adjustment or change to the Liquidation Preference or Exchange Price of the Series B-1 Preferred Shares or the Series B-2 Preferred Shares, as the case may be, the number of outstanding Series B-1 Preferred Shares or Series B-2 Preferred Shares held by the Holders, as the case may be, or the number of Common Shares or other voting securities held by or over which voting or dispositive control or direction is exercised by the Holders, and immediately upon the issuance of any Series B-2 Preferred Shares to the Investors on the Subsequent Closing Date (as defined in the Subscription Agreement), if any, the Parent shall issue and deposit with the Trustee or redeem such number of outstanding Series 2 Special Voting Shares as is necessary to ensure that the aggregate number of Series 2 Special Voting Shares issued and deposited with the Trustee under this Agreement is equal to the number of Series 2 Special Voting Shares calculated in accordance with Section 3.2(a) and Section 3.2(d). Any Series 2 Special Voting Shares so issued shall thereafter be held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries in accordance with the provisions of this Agreement.

(c)   The Parties hereby acknowledge and agree that each Series 2 Special Voting Share issued or redeemed in accordance with the terms of Section 3.2(b) shall be issued or redeemed, as applicable, at a price of $0.00001 per share.

(d)   Notwithstanding Section 3.2(a), no additional Series 2 Special Voting Shares shall be issued, and Series 2 Special Voting Shares shall be redeemed under Section 3.2(b) as necessary to ensure that no Beneficiary has Beneficiary Votes in an amount in excess of such Beneficiary's Common Share Entitlement on Exchange. Upon an increase or decrease in such Beneficiary's Common Share Entitlement on Exchange, a corresponding number of Series 2 Special Voting Shares shall be issued or redeemed in accordance with Section 3.2(b) within five Business Days following the date that is 45 days after the fiscal quarter end immediately following such increase.

3.3   <u>**Ownership of the Series 2 Special Voting Shares**</u>

During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall have control and the exclusive administration of the Series 2 Special Voting Shares and shall be entitled to exercise all of the rights and powers of an owner with respect to the Series 2 Special Voting Shares provided that the Trustee shall:

(a)   hold the Series 2 Special Voting Shares and all the rights related thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b)   except as specifically authorized by this Agreement, including any transfers to Affiliates authorized under Section 7.4, have no power or authority to sell, transfer, vote or otherwise deal in or with the Series 2 Special Voting Shares, and the Series 2 Special Voting Shares shall not be used or disposed of by the Trustee for any purpose (including for exercising dissent or appraisal rights relating to the Series 2 Special Voting Shares) other than the purposes for which this Trust is created pursuant to this Agreement.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1   Voting Rights

Subject to Sections 4.2 and 4.3, the Trustee, as the holder of record of the Series 2 Special Voting Shares, shall be entitled to all of the Voting Rights, including the right to vote the Series 2 Special Voting Shares in person or by proxy on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of the Parent at a Parent Meeting, subject to the terms of the Series 2 Special Voting Shares and the right to consent in connection with a Parent Consent; provided, that neither the Trustee nor any representative of the Trustee shall be required to attend any Parent Meeting in person in order to exercise the Trustee's Voting Rights hereunder. The Voting Rights shall be and remain vested in and exercised by the Trustee. The Trustee:

(a)   shall exercise the Voting Rights only on the basis of instructions received from Beneficiaries entitled to instruct the Trustee as to the voting thereof pursuant to this Agreement in connection with each Parent Meeting or Parent Consent; and

(b)   to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, shall not exercise or permit the exercise of such Voting Rights.

4.2   Excluded Matters

Notwithstanding Section 4.1, the Trustee shall not be entitled to exercise any Voting Rights in connection with any proposal submitted to the shareholders of the Parent at a Parent Meeting (each, an "**Excluded Matter**"):

(a)   where the Investors would be restricted from voting by applicable law, including the requirements, if applicable, of Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*; or

(b)   in respect of any amendment, waiver, renewal or replacement of the Parent's Shareholder Rights Plan.

4.3   **Number of Votes**

(a)   With respect to all meetings of shareholders of the Parent at which holders of Common Shares are entitled to vote (each, a "**Parent Meeting**") and with respect to all written consents sought from holders of Common Shares (each a "**Parent Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, that number of votes equal to its Proportionate Share of the Series 2 Special Voting Shares outstanding on the Record Date (the "**Beneficiary Votes**"), in respect of each matter, question, proposal or proposition to be voted on at such Parent Meeting or in connection with such Parent Consent, (other than any Excluded Matters).

(b)   Notwithstanding Section 4.3(a), the maximum number of Beneficiary Votes with respect to which the Holders may provide instructions to the Trustee shall be limited such that the aggregate of the Beneficiary Votes and the total number of votes attributable to Common Shares and all other voting securities of the Parent held by or over which voting or dispositive control or direction is exercised by the Holders and their Affiliates does not exceed 19.99% of the votes eligible to be cast by all security holders of the Parent (the "**Floating Voting Cap**"), and each Holder shall be entitled to a number of Beneficiary Votes equal to its Proportionate Share of such Floating Voting Cap.

(c)   Notwithstanding Section 4.3(a), no Beneficiary shall exercise any Beneficiary Votes in an amount in excess of such Beneficiary's Common Share Entitlement on Exchange (the "**Permanent Voting Cap**").

(d)   Notwithstanding Section 4.3(a), until all necessary Regulatory Approvals, if any, have been obtained, the maximum number of Beneficiary Votes with respect to which a Beneficiary may provide instructions to the Trustee shall be limited such that the number of Beneficiary Votes with respect to which such Beneficiary (and its "affiliates" for the purposes of the *Competition Act* (Canada)) may provide instructions to the Trustee does not exceed the number of votes which such Beneficiary (and its "affiliates" for the purposes of the *Competition Act* (Canada)) is allowed to cast at any Parent Meeting prior to obtaining all necessary Regulatory Approvals, if any (the "**Regulatory Voting Cap**").

(e)   Notwithstanding Sections 4.3(a) and 4.3(d), if (i) any necessary Regulatory Approvals have not been obtained and (ii) a Beneficiary (and its "affiliates" for the purposes of the *Competition Act* (Canada)) beneficially owns or controls any Common Shares or any other shares of capital stock in the Corporation entitled to vote at a Parent Meeting, then such Beneficiary shall ensure that (x) the aggregate number of Beneficiary Votes exercised by such Beneficiary (and its "affiliates" for the purposes of the *Competition Act* (Canada)) in respect of such Parent Meeting combined with (y) the aggregate number of votes attached to such Common Shares or any other shares of capital stock in the Corporation entitled to vote at a Parent Meeting that are exercised in respect of such Parent Meeting, do not exceed the Regulatory Voting Cap.

4.4 **Copies of Shareholder Information and Other Materials**

(a) The Parent will mail or cause to be mailed or otherwise communicate to the Trustee (in the same manner and at the same time as such deliveries or communications are made to the holders of Common Shares):

(i) copies of all proxy materials (including notices of Parent Meetings but excluding proxies to vote Common Shares), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of Common Shares; and

(ii) with respect to each Parent Meeting at which, or each Parent Consent with respect to which, the Beneficiaries are entitled to exercise Beneficiary Votes, a form of direction whereby the Beneficiary may direct and instruct the Trustee as contemplated herein.

(b) As soon as reasonably practicable after receipt by the Parent or shareholders of the Parent (if such receipt is known by the Parent) of any material sent or given by or on behalf of a third party to holders of Common Shares generally, including dissident proxy and information circulars (and related information and material) and take-over bid, issuer bid, tender and exchange offer circulars (and related information and material), the Parent shall use its reasonable commercial efforts to obtain and deliver to the Beneficiaries copies thereof (unless the same has been provided directly to the Beneficiaries by such third party).

4.5 **Entitlement to Direct Votes or Attend Meeting**

With respect to any Parent Meeting or Parent Consent, each Beneficiary will be entitled to instruct the Trustee with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled. With respect to any Parent Meeting, each Beneficiary will be entitled to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled. Any Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the Parent Meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote by way of a show of hands in respect of any matter, question or proposition.

ARTICLE 5
EXERCISE OF STATUTORY RIGHTS

5.1 **Statutory Rights**

Subject to the restrictions set forth in Section 6.3 of the Investor Rights Agreement, wherever and to the extent that the Act confers a Statutory Right, the Parent acknowledges and agrees that the Beneficiaries are entitled to the benefit of such Statutory Right through the Trustee, as the holder of record of the Series 2 Special Voting Shares.

5.2   <u>**Entitlement to Direct Exercise of Statutory Rights**</u>

Upon the written request of a Beneficiary delivered to the Trustee, the Parent and the Trustee shall cooperate to facilitate the exercise of such Statutory Right on behalf of the Beneficiary entitled to instruct the Trustee as to the exercise thereof, such exercise of the Statutory Right to be treated, to the maximum extent possible, on the basis that such Beneficiary was the registered owner of a number of Common Shares equal to its Proportionate Share of the outstanding Series 2 Special Voting Shares.


ARTICLE 6
CONCERNING THE TRUSTEE


6.1   <u>**Powers and Duties of the Trustee**</u>

(a)   The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(i)   receipt and deposit of the Series 2 Special Voting Shares as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(ii)   granting proxies to Beneficiaries as provided in this Agreement;

(iii)   voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(iv)   exercising the Statutory Rights in accordance with the provisions of this Agreement;

(v)   holding title to the Trust Estate;

(vi)   investing any monies forming, from time to time, a part of the Trust Estate as provided in this Agreement; and

(vii)   taking such other actions and doing such other things as are specifically provided in this Agreement.

(b)   The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(c)   In the exercise of such rights, powers, duties and authorities, the Trustee is granted by the Investors such incidental and additional rights, powers, duties and authority not in conflict with any of its obligations hereunder or the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary or appropriate to effect the purpose of the Trust.

6.2   **Acceptance of Trust**

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Holders who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

6.3   **Income Tax Returns**

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law, the whole at the cost and expense of the Parent. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Parent). If requested by the Trustee, the Parent shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.4   **Change of Trustee**

(a)   Subject to Section 7.4, the Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the Parent, the Issuer and the Holders provided that such resignation shall not take effect until the date of the appointment of a successor trustee by the Parties, each acting reasonably, and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the Parties shall promptly appoint a successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the Parties to this Agreement.

(b)   Upon acceptance of appointment by a successor trustee as provided herein, the Trustee shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary.

6.5   **Termination of Trust**

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)   no outstanding Series B Preferred Shares are held by any Holder; and

(b)   21 years after the death of the last surviving issue of Her Majesty Queen Elizabeth II alive on the date of the creation of the Trust.

ARTICLE 7
MISCELLANEOUS

7.1   **Notices**

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)   in the case of the Parent or the Issuer:

7301 Ohms Lane, Suite 600
Edina, Minnesota 55439

Attention: Chief Administrative Officer
Facsimile: 952.835.1991
E-mail: jill.barnett@sunopta.com

with a copy to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, Ontario M5V 3J7

Attention: Patricia Olasker
Facsimile: 416.863.0871
E-mail: polasker@dwpv.com

(ii)   in the case of the Investors:

Engaged Capital, LLC
610 Newport Center Drive, Suite 250

Newport Beach, California 92660
Attention: Glenn W. Welling
E-mail: glenn@engagedcapital.com

with a copy to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Steve Wolosky and Ryan Nebel
Facsimile: 212.451.2222
E-mail: swolosky@olshanlaw.com and
rnebel@olshanlaw.com

and

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention: Jon Feldman and Michael Partridge
Facsimile: 416.979.1234
E-mail: jonfeldman@goodmans.ca and mpartridge@goodmans.ca

(iii)   in the case of any other Holder, to the address of the Holder contained on the register of Holders maintained by the Issuer.

(b)   Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)   Any Parties may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 7.1.

7.2   Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any Parties unless consented to in writing by such Parties. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

7.3   Successor

The Parent shall not effect a Capital Reorganization, other than a Change of Control, unless as applicable, (i) the resulting Person or continuing corporation (herein called the **"Parent Successor"**), by operation of law, shall become, without more, bound by the terms and provisions of this Agreement and issue Series 2 Special Voting Shares to the Trustee in accordance with the terms and provisions of this Agreement, (ii) if not so bound, the Parent Successor shall execute, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) to evidence the assumption by the Parent Successor of the obligations of the Parent under this Agreement, including the issuance of Series 2 Special Voting Shares to the Trustee in accordance with the terms and conditions of this Agreement, or (iii) the parties amend this Agreement, as reasonably necessary, in order that this Agreement shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Common Shares are changed as a result of such Capital Reorganization.

7.4   **Assignment**

No Parties may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties. Notwithstanding the foregoing (a) each Holder may assign and transfer all of its rights under this Agreement, without the consent of the other Parties, to an Affiliate in connection with the sale or other disposition of any Series B-1 Preferred Shares or Series B-2 Preferred Shares to such Affiliate, in accordance with the Series B-1 Preferred Share Terms and the Series B-2 Preferred Share Terms and the Investor Rights Agreement, and (b) the Trustee may assign and transfer the Series 2 Special Voting Shares, together with all of its rights, duties and obligations under this Agreement to an Affiliate of the Trustee, without the consent of the other Parties.

7.5   **Successors and Assigns**

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

7.6   **Further Assurances**

Each of the Parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

7.7   **Counterparts**

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all Parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

SCHEDULE 1.1

SERIES B-1 PREFERRED SHARE TERMS
AND SERIES B-2 PREFERRED SHARE TERMS

See attached.

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SUNOPTA FOODS INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

SunOpta Foods Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1.	That the name of this corporation is SunOpta Foods Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 30, 2003 under the name SunOpta Holdings Inc.

2.	That the board of directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the certificate of incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its sole stockholder. The resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the certificate of incorporation of this corporation and all amendments thereto be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is SunOpta Foods Inc. (the "**Company**").

SECOND: The address of the registered office of the Company in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Zip Code 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Company shall have authority to issue is 147,000 consisting of (i) 2,000 shares of common stock, no par value per share ("**Common Stock**") and (ii) 145,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**"), of which 85,000 are hereby designated Series A Preferred Stock ("**Series A Preferred Stock**"), 30,000 are hereby designated Series B-1 Preferred Stock ("**Series B-1 Preferred Stock**") and 30,000 are hereby designated Series B-2 Preferred Stock ("**Series B-2 Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Company.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law.

B.   SERIES A PREFERRED STOCK

Of the Preferred Stock authorized and unissued by the Certificate of Incorporation, 85,000 shares shall be designated Series A Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Definitions. For purposes of this Part B of this Article Fourth, the following definitions shall apply:

1.1   "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016, by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

1.2   "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 2.1, less any dividends paid in cash pursuant to Section 2.1 or 2.2 or dividends added to the Liquidation Preference pursuant to Sections 2.2, 2.5 or 2.6, from the Issue Date up to, but not including, such date;

1.3   "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 2.3 and 2.6 as reduced by the payment of dividends out of such amount pursuant to Section 2.4;

1.4   "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 2.2, 2.5, and 2.6;

1.5   "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "**control**" when used with respect to any Person,

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means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

1.6   "**Average VWAP**" per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

1.7   "**Beneficial Ownership Exchange Cap**" shall have the meaning set forth in Section 5.10.1;

1.8   "**Board of Directors**" shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

1.9   "**Business Day**" shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

1.10   "**Capital Reorganization**" shall have the meaning set forth in Section 5.5;

1.11   "**Cash Dividends**" shall have the meaning set forth in Section 2.1;

1.12   "**Certificate of Incorporation**" shall mean the Certificate of Incorporation of the Company, as it may be amended or restated from time to time.

1.13   "**Certificated Preferred Stock**" shall have the meaning set forth in Section 10.2.1;

1.14   "**Change of Control**" shall mean the occurrence of any of the following:

(a)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b)   the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c)   a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

(d)   Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

1.15   **"Change of Control Redemption Date"** shall have the meaning set forth in Section 7.2;

1.16   **"Change of Control Redemption Notice"** shall have the meaning set forth in Section 7.4;

1.17   **"Change of Control Redemption Premium"** shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Price and subject to Section 5.10.2, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

1.18   **"Change of Control Redemption Price"** shall have the meaning set forth in Section 7.3;

1.19   **"Closing Sale Price"** of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

1.20   **"Common Stock"** shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

1.21   **"Company"** shall mean SunOpta Foods Inc., a Delaware corporation;

1.22   **"Credit Agreements"** shall mean the Second Lien Loan Agreement and the ABL Agreement;

1.23   **"Dividend Change Date"** shall mean the first day following the end of the Company's third fiscal quarter in the year 2025;

4

1.24   "**Dividend Payment Date**" shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

1.25   "**Dividend Rate**" shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 12.5% per annum thereafter, subject in each case to adjustment as provided in Section 8;

1.26   "**Dividend Record Date**" shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

1.27   "**Event of Noncompliance**" shall mean:

(a)   the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 6.1 and 7.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b)   the Company fails to deliver the required number of Parent Common Shares contemplated by Section 5.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 5.5, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 5.6 and 5.10; or

(c)   Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) 2.1(f), 6.1(a) and 6.1(b) of the Investor Rights Agreement or of Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d)   the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

5

1.28   "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

1.29   "**Exchange Agreement**" shall mean the Exchange and Support Agreement, dated as of October 7, 2016, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

1.30   "**Exchange Cap**" shall have the meaning set forth in Section 5.10;

1.31   "**Exchange Date**" shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

1.32   "**Exchange Price**" shall mean $7.50, as may be adjusted from time to time in the manner set forth herein;

1.33   "**Exchange Price Floor**" means the consolidated closing bid price for the Parent Common Shares as of 4 PM Eastern time on the Trading Day immediately prior to the Issue Date, as reported by The NASDAQ Global Select Market, as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

1.34   "**Exchange Rate**" shall have the meaning set forth in Section 5.1;

1.35   "**Excluded Issuances**" shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), and (v) triggering an adjustment under any provision of Section 5.5 other than 5.5.4;

1.36   "**Ex-Date**" means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

1.37   "**Forced Exchange Date**" shall have the meaning set forth in Section 5.2;

1.38   "**Forced Exchange Notice**" shall have the meaning set forth in Section 5.2;

1.39   "**Forced Exchange Notice Date**" shall have the meaning set forth in Section 5.2;

1.40　"**Holder**" and, unless the context requires otherwise, "**holder**" shall each mean a holder of record of a share of Preferred Stock;

1.41　"**Investor**" shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

1.42　"**Investor Rights Agreement**" shall mean the Investor Rights Agreement, dated October 7, 2016, by and among the Parent, the Company and the Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

1.43　"**Issue Date**" shall mean the original date of issuance of the Preferred Stock;

1.44　"**Issued Amount**" shall mean meaning given in Section 5.10.2;

1.45　"**Junior Stock**" shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.46　"**Liquidation Preference**" shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 2.2, 2.5 and 2.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

1.47　"**Make Whole Issuable Maximum**" means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

1.48　"**Market Value**" shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

1.49　"**Non-Cash Dividend Election**" shall have the meaning set forth in Section 2.2;

1.50　"**Officer**" shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

1.51　"**opening of business**" shall mean 9:00 a.m. (Toronto time);

1.52　"**Optional Exchange Date**" shall have the meaning set forth in Section 5.1;

1.53   "**Optional Exchange Notice**" shall have the meaning set forth in Section 5.1;

1.54   "**Optional Exchange Notice Date**" shall have the meaning set forth in Section 5.1;

1.55   "**Optional Parent Put Exchange Date**" shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

1.56   "**Optional Parent Put Right**" shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

1.57   "**Optional Redemption Date**" shall have the meaning set forth in Section 6.1;

1.58   "**Optional Redemption Notice**" shall have the meaning set forth in Section 6.3;

1.59   "**Optional Redemption Price**" shall have the meaning set forth in Section 6.2;

1.60   "**OSA**" shall mean the Securities Act (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

1.61   "**Ownership Notice**" shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit A;

1.62   "**Parent**" shall mean SunOpta Inc., a company amalgamated under the Business Corporations Act (Canada);

1.63   "**Parent Common Shares**" shall mean the common shares of the Parent;

1.64   "**Parity Stock**" shall mean any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.65   "**Paying Agent**" shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

1.66   "**Person**" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

1.67 **"Post CoC Exchange Cap"** shall have the meaning set forth in Section 5.10.3;

1.68 **"Preferred Stock"** shall mean the Series A Preferred Stock of the Company authorized pursuant to Article Fourth of the Certificate of Incorporation;

1.69 **"Redeeming Party"** shall have the meaning set forth in Section 7.2;

1.70 **"Reference Property"** shall have the meaning set forth in Section 5.5;

1.71 **"SEC"** shall mean the Securities and Exchange Commission;

1.72 **"Second Lien Loan Agreement"** shall mean that certain second lien loan agreement, dated October 9, 2015, by and among the Parent, the Company, Bank of Montreal, as administrative agent and collateral agent, the various lenders thereto, and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time, including for the avoidance of doubt the Exchange Note Indenture, and the Senior Take-out Notes Indenture (in both cases as defined in the Second Lien Loan Agreement);

1.73 **"Securities Act"** shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

1.74 **"Securities Exchange"** shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

1.75 **"Securities Representations"** shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

1.76 **"Senior Stock"** shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.77 **"Shelf Registration Statement"** shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

1.78 **"Subsidiary"** shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one

or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes. For the avoidance of doubt, for purposes of this Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

1.79 **"Trading Day"** shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, **"Trading Day"** shall mean a Business Day;

1.80 **"Transfer Agent"** shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

1.81 **"Transfer Restricted Securities"** shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

1.82 **"Trigger Event"** shall have the meaning set forth in Section 5.5.7;

1.83 **"VWAP"** per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

2. Dividends.

2.1 Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so

declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 2.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 2.2, 2.5 or 2.6.

2.2   Notwithstanding anything to the contrary in Section 2.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

2.3   If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

2.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

2.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

2.5.1   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

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2.5.2   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

2.6   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with the Certificate of Incorporation during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date,

2.6.1   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

2.6.2   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3.   Voting and Protective Provisions.

3.1   Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 3 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

3.2   So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

3.2.1   any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock;

3.2.2 any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

3.2.3 any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 5; or

3.2.4 any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

3.3 Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

3.3.1 to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

3.3.2 to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

3.3.3 to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

3.4 Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

3.5 In exercising the voting rights set forth in Section 3.2, each share of Preferred Stock shall be entitled to one vote.

3.6 The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

4. Liquidation Rights.

4.1 In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each

share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

4.2   In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 5.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

4.3   Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 4.

4.4   After the payment in full to the Holders of the amounts provided for in this Section 4, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

4.5   In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 4.1 and 4.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

5.   Exchange.

5.1   The Holders shall have the right, subject to the Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 5.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized

attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date and (G) the Securities Representations. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 5.1, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date.

5.2   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 5.2, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 5.2 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or (ii) above) and (F) the surrender locations specified in Section 5.3. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 5.2, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date. Notwithstanding anything to the contrary in this Section 5.2, a Holder may exercise an Optional Parent Put Right after receipt of a Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 5.2 unless the Parent Common Shares delivered to the

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Holders under this Section 5.2 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 5.2, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap no longer prevents such delivery, provided that if after 90 days the Exchange Cap still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder.

5.3 Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 5.9.

5.4 Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 9 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 5.3 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

5.5 The Exchange Price shall be subject to the following adjustments (except as provided in Section 5.6):

5.5.1 If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1 = the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

5.5.2 If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

5.5.3 If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

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where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

5.5.4   Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

$$EP2 = EP1 \; \frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

5.5.5   In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common

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Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 5.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 5.5.1 to 5.5.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

5.5.6 Notwithstanding anything herein to the contrary, no adjustment under this Section 5.5 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

5.5.7 Notwithstanding any other provisions of this Section 5.5, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 5.5 (and no adjustment to the Exchange Price under this Section 5.5 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 5.5.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 5.5 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all

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holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

5.5.8 The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

5.6 Notwithstanding anything to the contrary in Section 5.5, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 5.5.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 5.5.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 5.5.2 or Section 5.5.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

5.7 If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

5.8 Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer,

setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

5.9   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

5.10   Exchange Caps

5.10.1 No shares of Preferred Stock may be exchanged pursuant to Section 5.1 or Section 5.2 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder and its Affiliates shall include the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and its Affiliates and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible or exchangeable into Parent Common Shares beneficially owned by such Holder and its Affiliates (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 5.10.1, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap. This Section 5.10.1 shall cease to be operative and shall be of no further force and effect in the event the shareholders of Parent approve a resolution in accordance with the applicable stockholder approval rules of the Securities Exchange on which the Parent Common Shares are then listed to remove the Beneficial Ownership Exchange Cap.

5.10.2 If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation

and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

5.10.3 If any shares of Preferred Stock are redeemed pursuant to Section 7.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 5.1 or Section 5.2, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**"). For the avoidance of doubt, the Post CoC Exchange Cap may not be removed with shareholder approval.

5.11 Any shares of Parent Common Shares delivered pursuant to this Section 5 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

6. <u>Redemption</u>.

6.1 On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 6 shall be subject to compliance with the provisions of the Credit Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 6.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

6.2 Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 6 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 2.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

6.3 The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 6 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are

to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

6.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise involve available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

7.   Change of Control.

7.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

7.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding

anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Credit Agreements (as such credit agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock, and for so long as such restrictive terms continue or have not been waived by the applicable lenders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 7, the loans and other loan obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

7.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

7.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

7.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

8.   Events of Noncompliance.

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8.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as contemplated by this Section 8.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

8.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

9.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

10.   Uncertificated Shares; Certificated Shares.

10.1   Uncertificated Shares.

10.1.1 Form. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

10.1.2 Transfer. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

10.1.3 Legends.

(A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit A hereto.

(B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

"THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

10.2   Certificated Shares.

10.2.1 Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit A, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

10.2.2 Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

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The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

10.2.3 <u>Transfer and Exchange</u>. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B) is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I) if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit C hereto; or

(II) if such Certificated Preferred Stock is being transferred to the Company or to a "**qualified institutional buyer**" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit C hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 10.2.4.

10.2.4 <u>Legends</u>.

(A) Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit A hereto.

(B) Each certification evidencing Common Stock delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH

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REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

(C)   Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

10.2.5 <u>Replacement Certificates</u>. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

10.2.6 <u>Cancellation</u>.   In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

10.3   <u>Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock</u>.

10.3.1 To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 10.

10.3.2 All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

10.3.3 Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

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10.3.4 No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

10.4 <u>No Obligation of the Transfer Agent</u>. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

11. <u>Miscellaneous</u>.

11.1 With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

11.2 Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

11.3 The shares of Preferred Stock shall be issuable only in whole shares.

11.4 All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

11.5 Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

11.6 Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

11.7 Except as set forth in Section 3.2.2, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

C. SERIES B-1 PREFERRED STOCK

Of the preferred stock authorized and unissued by the Certificate of Incorporation, 30,000 shares shall be designated Series B-1 Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part C of this Article Fourth refer to sections and subsections of Part C of this Article Fourth and references to "Preferred Stock" refer to the Series B-1 Preferred Stock as defined in Section 2.72 of this Part C of this Article Fourth.

1. General. The Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Company, ranks: (i) senior to all Junior Stock; (ii) on parity with all Parity Stock; (iii) junior to all Senior Stock; (iv) junior to existing and future indebtedness of the Company; and (v) structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries (if any) and any capital stock of the Company's Subsidiaries not held by the Company, in each case as provided more fully herein.

2. Definitions. For purposes of this Part C of this Article Fourth, the following definitions shall apply:

2.1 "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020), by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.2 "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 3.1, less any dividends paid in cash pursuant to Section 3.1 or 3.2 or dividends added to the Liquidation Preference pursuant to Sections 3.2, 3.5 or 3.6, from the Issue Date up to, but not including, such date;

2.3 "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 3.3 and 3.6 as reduced by the payment of dividends out of such amount pursuant to Section 3.4;

2.4   "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 3.2, 3.5, and 3.6;

2.5   "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

2.6   "**Average VWAP**" per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

2.7   "**Beneficially Own**" or "**Beneficial Owner**" shall have the meaning given that term by the Shareholder Rights Plan.

2.8   "**Beneficial Ownership Exchange Cap**" shall have the meaning set forth in Section 6.11.1;

2.9   "**Board of Directors**" shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

2.10   "**Business Day**" shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

2.11   "**Capital Reorganization**" shall have the meaning set forth in Section 6.6;

2.12   "**Cash Dividends**" shall have the meaning set forth in Section 3.1;

2.13   "**Certificated Preferred Stock**" shall have the meaning set forth in Section 11.2.1;

2.14   "**Change of Control**" shall mean the occurrence of any of the following:

(a)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b)   the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than

50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c) a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

(d) Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

2.15 "**Change of Control Redemption Date**" shall have the meaning set forth in Section 8.2;

2.16 "**Change of Control Redemption Notice**" shall have the meaning set forth in Section 8.4;

2.17 "**Change of Control Redemption Premium**" shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Date and subject to Section 6.11.1, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

2.18 "**Change of Control Redemption Price**" shall have the meaning set forth in Section 8.3;

2.19 "**Closing Sale Price**" of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

2.20 "**Common Stock**" shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

2.21 "**Company**" shall mean SunOpta Foods Inc., a Delaware corporation;

2.22 "**Dividend Change Date**" shall mean the first day following the end of the Company's third fiscal quarter in the year 2029;

2.23 "**Dividend Payment Date**" shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

2.24 "**Dividend Rate**" shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 10.0% per annum thereafter, subject in each case to adjustment as provided in Section 9;

2.25 "**Dividend Record Date**" shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

2.26 "**Engaged Capital Investor**" shall mean one or more Affiliates of Engaged Capital, LLC;

2.27 "**Engaged Capital Investor Rights Agreement**" shall mean the Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Engaged Capital Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.28 "**Event of Noncompliance**" shall mean:

(a) the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 7.1 and 8.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b) the Company fails to deliver the required number of Parent Common Shares contemplated by Section 6.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 6.6, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 6.7 and 6.11; or

(c) Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) and 2.1(f) of the Oaktree Investor Rights Agreement or Sections 2.1(a), 2.1(b) and 2.1(e) of the Engaged Investor Rights Agreement or Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d)   the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

2.29   "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

2.30   "**Exchange Agreement**" shall mean the Exchange and Support Agreement, dated as of [●], 2020, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

2.31   "**Exchange Cap**" shall have the meaning set forth in Section 6.11;

2.32   "**Exchange Date**" shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

2.33   "**Exchange Price**" shall mean $2.50 as may be adjusted from time to time in the manner set forth herein;

2.34   "**Exchange Price Floor**" means $[●], which represents the lower of (i) the Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) on the Trading Day immediately prior to the Subscription Date ($[●]) and (ii) the average Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) for the five Trading Days immediately prior to the Subscription Date ($[●]), as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

2.35   "**Exchange Rate**" shall have the meaning set forth in Section 6.1;

2.36   "**Excluded Issuances**" shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Part C of this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint

34

venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), (v) triggering an adjustment under any provision of Section 6.6 other than 6.6.4, (vi) in connection with the issuance of Series B-2 Preferred Stock pursuant to the Subscription Agreement and (vii) in whole or in part to one or more Holders, solely to the extent of such Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares sold or issued to such Holders;

2.37   "**Ex-Date**" means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

2.38   "**Forced Exchange Date**" shall have the meaning set forth in Section 6.3;

2.39   "**Forced Exchange Notice**" shall have the meaning set forth in Section 6.3;

2.40   "**Forced Exchange Notice Date**" shall have the meaning set forth in Section 6.3;

2.41   "**Holder**" and, unless the context requires otherwise, "**holder**" shall each mean a holder of record of a share of Preferred Stock;

2.42   "**Holder Exchange Right**" shall have the meaning set forth in Section 6.1;

2.43   "**Investor**" shall mean the Oaktree Investor and the Engaged Capital Investor;

2.44   "**Issue Date**" shall mean the original date of issuance of the Preferred Stock;

2.45   "**Issued Amount**" shall mean meaning given in Section 6.11.1;

2.46   "**Junior Stock**" shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.47   "**Liquidation Preference**" shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 3.2, 3.5 and 3.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

2.48   "**Make Whole Issuable Maximum**" means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as

such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

2.49   "**Market Value**" shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

2.50   "**Non-Cash Dividend Election**" shall have the meaning set forth in Section 3.2;

2.51   "**Oaktree Investor**" shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

2.52   "**Oaktree Amended and Restated Investor Rights Agreement**" shall mean the Amended and Restated Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Oaktree Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.53   "**Officer**" shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

2.54   "**opening of business**" shall mean 9:00 a.m. (Toronto time);

2.55   "**Optional Exchange Date**" shall have the meaning set forth in Section 6.1;

2.56   "**Optional Exchange Notice**" shall have the meaning set forth in Section 6.1;

2.57   "**Optional Exchange Notice Date**" shall have the meaning set forth in Section 6.1;

2.58   "**Optional Parent Put Exchange Date**" shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

2.59   "**Optional Parent Put Right**" shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

2.60   "**Optional Redemption Date**" shall have the meaning set forth in Section 7.1;

2.61   "**Optional Redemption Notice**" shall have the meaning set forth in Section 7.3;

2.62 **"Optional Redemption Price"** shall have the meaning set forth in Section 7.2;

2.63 **"OSA"** shall mean the *Securities Act* (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

2.64 **"Ownership Notice"** shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit E;

2.65 **"Parent"** shall mean SunOpta Inc., a company amalgamated under the *Business Corporations Act* (Canada);

2.66 **"Parent Common Shares"** shall mean the common shares of the Parent;

2.67 **"Parity Stock"** shall mean the Series A Preferred Stock, Series B-2 Preferred Stock and any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.68 **"Paying Agent"** shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

2.69 **"Person"** shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

2.70 **"PIF"** means a personal information form in accordance with the requirements of the TSX;

2.71 **"Post CoC Exchange Cap"** shall have the meaning set forth in Section 6.11.4;

2.72 **"Preferred Stock"** shall mean the Series B-1 Preferred Stock of the Company authorized pursuant to this Part C of this Article Fourth;

2.73 **"Prospective Debt Financing"** shall mean the debt financing to be entered into on or about [●], 2020 in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

2.74 **"Redeeming Party"** shall have the meaning set forth in Section 8.2;

2.75 **"Reference Property"** shall have the meaning set forth in Section 6.6;

2.76   **"Rights Plan Exchange Cap"** shall have the meaning set forth in Section 6.2;

2.77   **"SEC"** shall mean the Securities and Exchange Commission;

2.78   **"Second Lien Indenture"** shall mean that certain indenture, dated as of October 20, 2016, among the Company, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, relating to the 9.5% Senior Secured Second Lien Notes due 2022 of the Company, as amended, supplemented, restated, converted, exchanged, replaced or modified from time to time;

2.79   **"Securities Act"** shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

2.80   **"Securities Exchange"** shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

2.81   **"Securities Representations"** shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

2.82   **"Senior Debt Agreements"** shall mean the Second Lien Indenture, the ABL Agreement and the Prospective Debt Financing;

2.83   **"Senior Stock"** shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.84   **"Series A Preferred Stock"** shall mean the Series A Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.85   **"Series B-2 Preferred Stock"** shall mean the Series B-2 Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.86   **"Shareholder Rights Plan"** means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016 as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

2.87   **"Shelf Registration Statement"** shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

2.88   **"Subscription Agreement"** shall mean the securities subscription agreement dated as of [●], 2020 between the Oaktree Investor, the Engaged Capital Investor, the Parent and the Company;

2.89   **"Subscription Date"** shall mean the date the parties entered into the Subscription Agreement;

2.90   **"Subsidiary"** shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes. For the avoidance of doubt, for purposes of this Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

2.91   **"Trading Day"** shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, **"Trading Day"** shall mean a Business Day;

2.92   **"Transfer Agent"** shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

2.93   **"Transfer Restricted Securities"** shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

2.94   **"Trigger Event"** shall have the meaning set forth in Section 6.6.7;

2.95   **"TSX"** shall mean the Toronto Stock Exchange or any successor thereto;

2.96   "**Voting Shares**" shall have the meaning set forth in Section 6.2;

2.97   "**VWAP**" per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

3.   Dividends.

3.1   Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 3.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 3.2, 3.5 or 3.6.

3.2   Notwithstanding anything to the contrary in Section 3.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added, for each share of Preferred Stock, to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made, for each share of Preferred Stock, a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

3.3   If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such

quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

3.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

3.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

3.5.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

3.5.2.   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3.6   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with this this Part C of this Article Fourth during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date.

3.6.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

3.6.2.   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the

close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

4. Voting and Protective Provisions.

4.1 Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 4 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

4.2 So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

4.2.1. any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock, including the issuance of any Series B-2 Preferred Stock other than pursuant to the terms of the Subscription Agreement;

4.2.2. any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

4.2.3. any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 6; or

4.2.4. any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

4.3 Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

4.3.1. to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

4.3.2. to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

Tor#: 9470239.18

4.3.3. to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

4.4   Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

4.5   In exercising the voting rights set forth in Section 4.2, each share of Preferred Stock shall be entitled to one vote.

4.6   The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

5.   Liquidation Rights.

5.1   In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, after satisfaction of liabilities to holders of shares of Senior Stock, if any, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

5.2   In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 6.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

5.3   Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be

deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 5.

5.4   After the payment in full to the Holders of the amounts provided for in this Section 5, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

5.5   In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5.1 and 5.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

6.   Exchange.

6.1   The Holders shall have the right (the "**Holder Exchange Right**"), subject to the Exchange Cap and the Rights Plan Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap or the Rights Plan Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date, (G) the Securities Representations, (H) in the case of the Engaged Capital Investors, shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX, and (I) in the case of the Engaged Capital Investors, shall include a reply certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 6.1, the Company shall deliver the shares of

Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date; and in the case of an exchange by the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding the foregoing, in the case of any shares of Preferred Stock subject to the Rights Plan Exchange Cap, the Optional Exchange Date may be no sooner than sixty-one days following the Optional Exchange Notice Date and no shares of Parent Common Shares will be delivered in respect of such Preferred Stock at any time prior to sixty-one days following the Optional Exchange Notice Date. Notwithstanding the foregoing, the Engaged Capital Investors may not deliver an Optional Exchange Notice under this Section 6.1, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.1, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.2   To the extent of any shares of Preferred Stock that could be exchanged for Parent Common Shares pursuant to a Holder Exchange Right where, as a result, such Holder would be deemed to be the Beneficial Owner of in excess of 19.99% of the number of Parent Common Shares or any other shares in the capital stock of the Parent entitled to vote generally for the election of directors ("**Voting Shares**") outstanding immediately after giving effect to such exchange under the terms of the Shareholder Rights Plan (such limit, the "**Rights Plan Exchange Cap**"), the Holder may not become the Beneficial Owner of such Parent Common Shares until the lapse of sixty-one days following the date of the exercise of a Holder Exchange Right for such shares of Preferred Stock. For the purposes of this Section 6.2, the determination of percentage ownership of Voting Shares Beneficially Owned by any Holder shall be made in accordance with the terms and conditions of the Shareholder Rights Plan.

6.3   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap and the Rights Plan Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.3, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 6.3 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or

(ii) above), (F) the surrender locations specified in Section 6.4 and (G) in the case of the Engaged Capital Investors, shall include a certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap and the Rights Plan Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date, and in the case of the Engaged Capital Investors, such first notice shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 6.3, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date, and in the case of an exchange with respect to the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding anything to the contrary in this Section 6.3, a Holder may exercise an Optional Parent Put Right after receipt of a Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 6.3 unless the Parent Common Shares delivered to the Holders under this Section 6.3 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap or the Rights Plan Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 6.3, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap or the Rights Plan Exchange Cap, as applicable, no longer prevents such delivery, provided that if after 90 days the Exchange Cap or the Rights Plan Exchange Cap, as applicable, still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder. Notwithstanding the foregoing, the Company may not deliver a Forced Exchange Notice under this Section 6.3 to the Engaged Capital Investors, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.3, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.4   Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or

its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 6.10.

6.5   Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap or the Rights Plan Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 10 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 6.4 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

6.6   The Exchange Price shall be subject to the following adjustments (except as provided in Section 6.7):

6.6.1. If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1 = the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

6.6.2. If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

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$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

6.6.3. If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

6.6.4. Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

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$$EP2 = EP1\frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

6.6.5. In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as

soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 6.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 6.6.1 to 6.6.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

6.6.6. Notwithstanding anything herein to the contrary, no adjustment under this Section 6.6 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

6.6.7. Notwithstanding any other provisions of this Section 6.6, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 6.6 (and no adjustment to the Exchange Price under this Section 6.6 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 6.6.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 6.6 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

6.6.8. The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

6.7   Notwithstanding anything to the contrary in Section 6.6, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 6.6.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 6.6.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 6.6.2 or Section 6.6.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

6.8   If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

6.9   Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

6.10   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or

Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

6.11   Exchange Caps

6.11.1. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder shall include, in addition to Common Shares beneficially owned, the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible or exchangeable into Parent Common Shares beneficially owned by such Holder (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.11.1, beneficial ownership shall be calculated in accordance with Rule 13d-3 (without giving any effect to paragraph (b) of Rule 13d-3) and Rule 13d-5 under the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap.

6.11.2. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would become the Beneficial Owner of the number of Voting Shares in excess of the Rights Plan Exchange Cap.

6.11.3. If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

6.11.4. If any shares of Preferred Stock are redeemed pursuant to Section 8.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 6.1 or Section 6.3, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**").

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6.12   Any shares of Parent Common Shares delivered pursuant to this Section 6 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

7.   Redemption.

7.1   On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 7 shall be subject to compliance with the provisions of the Senior Debt Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 7.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

7.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 3.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

7.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 7 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

7.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise make available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will

terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

8.   Change of Control.

8.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

8.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Senior Debt Agreements (as such senior debt agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock and for so long as such restrictive terms continue or have not been waived by the applicable lenders or holders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 8, the loans and other debt obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, to the extent required to be repaid prior to such redemption of the Preferred Stock, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock and the restrictions on the redemption of the shares of Preferred Stock and the obligations of the Company under the Second Lien Indenture will apply,

including, without limitation, any Change of Control Offer (as defined in the Second Lien Indenture) required by the terms of the Second Lien Indenture. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

8.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 8 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

8.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

8.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

9.   Events of Noncompliance.

9.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as

contemplated by this Section 9.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

9.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

10.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

11.   Uncertificated Shares; Certificated Shares.

11.1   Uncertificated Shares.

11.1.1. Form. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

11.1.2. Transfer. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

11.1.3. Legends.

(A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit D hereto.

(B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

"THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD,

ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

11.2   Certificated Shares.

11.2.1. Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit D, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

11.2.2. Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

11.2.3. Transfer and Exchange. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B) is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I) if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit F hereto; or

(II) if such Certificated Preferred Stock is being transferred to the Company or to a "qualified institutional buyer" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit F hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 11.2.4.

11.2.4. <u>Legends</u>.

(A) Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit D hereto.

(B) Each certificate evidencing Parent Common Shares delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

(C) Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

11.2.5. <u>Replacement Certificates</u>. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of

and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

11.2.6. Cancellation. In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

11.3 Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock.

11.3.1. To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 11.

11.3.2. All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

11.3.3. Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

11.3.4. No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

11.3.5. No Obligation of the Transfer Agent. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to

examine the same to determine substantial compliance as to form with the express requirements hereof.

12. <u>Miscellaneous</u>.

12.1   With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

12.2   Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

12.3   The shares of Preferred Stock shall be issuable only in whole shares.

12.4   All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

12.5   Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

12.6   Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

12.7   Except as set forth in Section 4.2.2 and in the Engaged Capital Investor Rights Agreement and the Oaktree Amended and Restated Investor Rights Agreement, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

D.   SERIES B-2 PREFERRED STOCK

Of the preferred stock authorized and unissued by the Certificate of Incorporation, 30,000 shares shall be designated Series B-2 Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part D of this Article Fourth refer to sections and

subsections of Part D of this Article Fourth and references to "Preferred Stock" refer to the Series B-2 Preferred Stock as defined in Section 2.72 of this Part D of this Article Fourth.

1. General. The Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Company, ranks: (i) senior to all Junior Stock; (ii) on parity with all Parity Stock; (iii) junior to all Senior Stock; (iv) junior to existing and future indebtedness of the Company; and (v) structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries (if any) and any capital stock of the Company's Subsidiaries not held by the Company, in each case as provided more fully herein.

2. Definitions. For purposes of this Part D of this Article Fourth, the following definitions shall apply:

2.1 "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020), by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.2 "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 3.1, less any dividends paid in cash pursuant to Section 3.1 or 3.2 or dividends added to the Liquidation Preference pursuant to Sections 3.2, 3.5 or 3.6, from the Issue Date up to, but not including, such date;

2.3 "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 3.3 and 3.6 as reduced by the payment of dividends out of such amount pursuant to Section 3.4;

2.4 "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 3.2, 3.5, and 3.6;

2.5 "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

2.6 "**Average VWAP**" per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

2.7 "**Beneficially Own**" or "**Beneficial Owner**" shall have the meaning given that term by the Shareholder Rights Plan.

2.8   "**Beneficial Ownership Exchange Cap**" shall have the meaning set forth in Section 6.11.1;

2.9   "**Board of Directors**" shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

2.10   "**Business Day**" shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

2.11   "**Capital Reorganization**" shall have the meaning set forth in Section 6.6;

2.12   "**Cash Dividends**" shall have the meaning set forth in Section 3.1;

2.13   "**Certificated Preferred Stock**" shall have the meaning set forth in Section 11.2.1;

2.14   "**Change of Control**" shall mean the occurrence of any of the following:

(a)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b)   the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c)   a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

(d)   Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

2.15   "**Change of Control Redemption Date**" shall have the meaning set forth in Section 8.2;

2.16 **"Change of Control Redemption Notice"** shall have the meaning set forth in Section 8.4;

2.17 **"Change of Control Redemption Premium"** shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Date and subject to Section 6.11.1, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

2.18 **"Change of Control Redemption Price"** shall have the meaning set forth in Section 8.3;

2.19 **"Closing Sale Price"** of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

2.20 **"Common Stock"** shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

2.21 **"Company"** shall mean SunOpta Foods Inc., a Delaware corporation;

2.22 **"Dividend Change Date"** shall mean the first day following the end of the Company's third fiscal quarter in the year 2029;

2.23 **"Dividend Payment Date"** shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

2.24 **"Dividend Rate"** shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 10.0% per annum thereafter, subject in each case to adjustment as provided in Section 9;

2.25 **"Dividend Record Date"** shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

2.26 **"Engaged Capital Investor"** shall mean one or more Affiliates of Engaged Capital, LLC;

2.27 **"Engaged Capital Investor Rights Agreement"** shall mean the Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Engaged Capital Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.28 **"Event of Noncompliance"** shall mean:

(a) the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 7.1 and 8.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b) the Company fails to deliver the required number of Parent Common Shares contemplated by Section 6.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 6.6, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 6.7 and 6.11; or

(c) Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) and 2.1(f) of the Oaktree Investor Rights Agreement or Sections 2.1(a), 2.1(b) and 2.1(e) of the Engaged Investor Rights Agreement or Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d) the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

2.29 "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

2.30 "**Exchange Agreement**" shall mean the Exchange and Support Agreement, dated as of [●], 2020, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

2.31 "**Exchange Cap**" shall have the meaning set forth in Section 6.11;

2.32 "**Exchange Date**" shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

2.33 "**Exchange Price**" shall mean 130% of the Average VWAP during a 15 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of the Series B-2 Sale Option Notice (as defined in the Subscription Agreement); provided that (i) if such amount is greater than $3.50, the Exchange Price shall be $3.50, (ii) if such amount is less than $2.00, the Exchange Price shall be $2.00, and (iii) if such amount is less than the Exchange Price Floor, the Exchange Price shall be the Exchange Price Floor; as may be adjusted from time to time in the manner set forth herein;

2.34 "**Exchange Price Floor**" means $[●], which represents the lower of (i) the Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) on the Trading Day immediately prior to the Subscription Date ($[●]) and (ii) the average Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) for the five Trading Days immediately prior to the Subscription Date ($[●]), as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

2.35 "**Exchange Rate**" shall have the meaning set forth in Section 6.1;

2.36 "**Excluded Issuances**" shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Part D of this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), (v) triggering an adjustment under any provision of Section 6.6 other than 6.6.4, and (vi) in whole or in part to one or more Holders, solely to the extent of such Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares sold or issued to such Holders;

2.37 "**Ex-Date**" means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

2.38 **"Forced Exchange Date"** shall have the meaning set forth in Section 6.3;

2.39 **"Forced Exchange Notice"** shall have the meaning set forth in Section 6.3;

2.40 **"Forced Exchange Notice Date"** shall have the meaning set forth in Section 6.3;

2.41 **"Holder"** and, unless the context requires otherwise, **"holder"** shall each mean a holder of record of a share of Preferred Stock;

2.42 **"Holder Exchange Right"** shall have the meaning set forth in Section 6.1;

2.43 **"Investor"** shall mean the Oaktree Investor and the Engaged Capital Investor;

2.44 **"Issue Date"** shall mean the original date of issuance of the Preferred Stock;

2.45 **"Issued Amount"** shall mean meaning given in Section 6.11.1;

2.46 **"Junior Stock"** shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.47 **"Liquidation Preference"** shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 3.2, 3.5 and 3.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

2.48 **"Make Whole Issuable Maximum"** means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

2.49 **"Market Value"** shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

2.50 **"Non-Cash Dividend Election"** shall have the meaning set forth in Section 3.2;

2.51 **"Oaktree Investor"** shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

2.52 **"Oaktree Amended and Restated Investor Rights Agreement"** shall mean the Amended and Restated Investor Rights Agreement, dated [●], 2020, by and among the

Parent, the Company and the Oaktree Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.53   "**Officer**" shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

2.54   "**opening of business**" shall mean 9:00 a.m. (Toronto time);

2.55   "**Optional Exchange Date**" shall have the meaning set forth in Section 6.1;

2.56   "**Optional Exchange Notice**" shall have the meaning set forth in Section 6.1;

2.57   "**Optional Exchange Notice Date**" shall have the meaning set forth in Section 6.1;

2.58   "**Optional Parent Put Exchange Date**" shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

2.59   "**Optional Parent Put Right**" shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

2.60   "**Optional Redemption Date**" shall have the meaning set forth in Section 7.1;

2.61   "**Optional Redemption Notice**" shall have the meaning set forth in Section 7.3;

2.62   "**Optional Redemption Price**" shall have the meaning set forth in Section 7.2;

2.63   "**OSA**" shall mean the *Securities Act* (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

2.64   "**Ownership Notice**" shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit H;

2.65   "**Parent**" shall mean SunOpta Inc., a company amalgamated under the *Business Corporations Act* (Canada);

2.66   "**Parent Common Shares**" shall mean the common shares of the Parent;

2.67 **"Parity Stock"** shall mean the Series A Preferred Stock, Series B-1 Preferred Stock and any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.68 **"Paying Agent"** shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

2.69 **"Person"** shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

2.70 **"PIF"** means a personal information form in accordance with the requirements of the TSX;

2.71 **"Post CoC Exchange Cap"** shall have the meaning set forth in Section 6.11.4;

2.72 **"Preferred Stock"** shall mean the Series B-2 Preferred Stock of the Company authorized pursuant to this Part D of this Article Fourth;

2.73 **"Prospective Debt Financing"** shall mean the debt financing to be entered into on or about [●], 2020 in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

2.74 **"Redeeming Party"** shall have the meaning set forth in Section 8.2;

2.75 **"Reference Property"** shall have the meaning set forth in Section 6.6;

2.76 **"Rights Plan Exchange Cap"** shall have the meaning set forth in Section 6.2;

2.77 **"SEC"** shall mean the Securities and Exchange Commission;

2.78 **"Second Lien Indenture"** shall mean that certain indenture, dated as of October 20, 2016, among the Company, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, relating to the 9.5% Senior Secured Second Lien Notes due 2022 of the Company, as amended, supplemented, restated, converted, exchanged, replaced or modified from time to time;

2.79 **"Securities Act"** shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

2.80 **"Securities Exchange"** shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

2.81   "**Securities Representations**" shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

2.82   "**Senior Debt Agreements**" shall mean the Second Lien Indenture, the ABL Agreement and the Prospective Debt Financing;

2.83   "**Senior Stock**" shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.84   "**Series A Preferred Stock**" shall mean the Series A Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.85   "**Series B-1 Preferred Stock**" shall mean the Series B-1 Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.86   "**Shareholder Rights Plan**" means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016 as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

2.87   "**Shelf Registration Statement**" shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

2.88   "**Subscription Agreement**" shall mean the securities subscription agreement dated as of [●], 2020 between the Oaktree Investor, the Engaged Capital Investor, the Parent and the Company;

2.89   "**Subscription Date**" shall mean the date the parties entered into the Subscription Agreement;

2.90   "**Subsidiary**" shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes.   For the avoidance of doubt, for purposes of this

Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

2.91 "**Trading Day**" shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, "**Trading Day**" shall mean a Business Day;

2.92 "**Transfer Agent**" shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

2.93 "**Transfer Restricted Securities**" shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

2.94 "**Trigger Event**" shall have the meaning set forth in Section 6.6.7;

2.95 "**TSX**" shall mean the Toronto Stock Exchange or any successor thereto;

2.96 "**Voting Shares**" shall have the meaning set forth in Section 6.2;

2.97 "**VWAP**" per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

3.   Dividends.

3.1 Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of

twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 3.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 3.2, 3.5 or 3.6.

3.2   Notwithstanding anything to the contrary in Section 3.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added, for each share of Preferred Stock, to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made, for each share of Preferred Stock, a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

3.3   If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

3.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

3.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

3.5.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be

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paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

3.5.2. in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3.6 Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with this this Part D of this Article Fourth during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date.

3.6.1. in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

3.6.2. in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

4. Voting and Protective Provisions.

4.1 Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 4 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

4.2 So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

4.2.1. any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock;

4.2.2. any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

4.2.3. any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 6; or

4.2.4. any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

4.3   Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

4.3.1. to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

4.3.2. to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

4.3.3. to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

4.4   Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

4.5   In exercising the voting rights set forth in Section 4.2, each share of Preferred Stock shall be entitled to one vote.

4.6   The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

5.   Liquidation Rights.

5.1   In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, after satisfaction of liabilities to holders of shares of Senior Stock, if any, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

5.2   In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 6.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

5.3   Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 5.

5.4   After the payment in full to the Holders of the amounts provided for in this Section 5, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

5.5   In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5.1 and 5.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

6.   Exchange.

6.1   The Holders shall have the right (the "**Holder Exchange Right**"), subject to the Exchange Cap and the Rights Plan Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each

Tor#: 9470239.18

share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap or the Rights Plan Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date, (G) the Securities Representations, (H) in the case of the Engaged Capital Investors, shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX, and (I) in the case of the Engaged Capital Investors, shall include a reply certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement has been cleared by the TSX. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 6.1, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date, and in the case of an exchange by the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding the foregoing, in the case of any shares of Preferred Stock subject to the Rights Plan Exchange Cap, the Optional Exchange Date may be no sooner than sixty-one days following the Optional Exchange Notice Date and no shares of Parent Common Shares will be delivered in respect of such Preferred Stock at any time prior to sixty-one days following the Optional Exchange Notice Date. Notwithstanding the foregoing, the Engaged Capital Investors may not deliver an Optional Exchange Notice under this Section 6.1, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.1, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.2   To the extent of any shares of Preferred Stock that could be exchanged for Parent Common Shares pursuant to a Holder Exchange Right where, as a result, such Holder would be deemed to be the Beneficial Owner of in excess of 19.99% of the number of Parent Common Shares or any other shares in the capital stock of the Parent entitled to vote generally

for the election of directors ("**Voting Shares**") outstanding immediately after giving effect to such exchange under the terms of the Shareholder Rights Plan (such limit, the "**Rights Plan Exchange Cap**"), the Holder may not become the Beneficial Owner of such Parent Common Shares until the lapse of sixty-one days following the date of the exercise of a Holder Exchange Right for such shares of Preferred Stock. For the purposes of this Section 6.2, the determination of percentage ownership of Voting Shares Beneficially Owned by any Holder shall be made in accordance with the terms and conditions of the Shareholder Rights Plan.

6.3   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap and the Rights Plan Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.3, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 6.3 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or (ii) above), (F) the surrender locations specified in Section 6.4 and (G) in the case of the Engaged Capital Investors, shall include a certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap and the Rights Plan Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date, and in the case of the Engaged Capital Investors, such first notice shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 6.3, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date, and in the case of an exchange with respect to the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding anything to the contrary in this Section 6.3, a Holder may exercise an Optional Parent Put Right after receipt of a

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Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 6.3 unless the Parent Common Shares delivered to the Holders under this Section 6.3 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap or the Rights Plan Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 6.3, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap or the Rights Plan Exchange Cap, as applicable, no longer prevents such delivery, provided that if after 90 days the Exchange Cap or the Rights Plan Exchange Cap, as applicable, still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder. Notwithstanding the foregoing, the Company may not deliver a Forced Exchange Notice under this Section 6.3 to the Engaged Capital Investors, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.3, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.4   Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 6.10.

6.5   Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap or the Rights Plan Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 10 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 6.4 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

6.6 The Exchange Price shall be subject to the following adjustments (except as provided in Section 6.7):

6.6.1. If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1 = the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

6.6.2. If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only

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exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

6.6.3. If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

6.6.4. Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

$$EP2 = EP1\frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

6.6.5. In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 6.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 6.6.1 to 6.6.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

6.6.6. Notwithstanding anything herein to the contrary, no adjustment under this Section 6.6 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

6.6.7. Notwithstanding any other provisions of this Section 6.6, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are

deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 6.6 (and no adjustment to the Exchange Price under this Section 6.6 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 6.6.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 6.6 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

6.6.8. The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

6.7   Notwithstanding anything to the contrary in Section 6.6, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 6.6.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 6.6.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 6.6.2 or Section 6.6.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such

number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

6.8   If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

6.9   Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

6.10   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

6.11   Exchange Caps

6.11.1. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder shall include, in addition to Common Shares beneficially owned, the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible

or exchangeable into Parent Common Shares beneficially owned by such Holder (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.11.1, beneficial ownership shall be calculated in accordance with Rule 13d-3 (without giving any effect to paragraph (b) of Rule 13d-3) and Rule 13d-5 under the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap.

6.11.2. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would become the Beneficial Owner of the number of Voting Shares in excess of the Rights Plan Exchange Cap.

6.11.3. If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

6.11.4. If any shares of Preferred Stock are redeemed pursuant to Section 8.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 6.1 or Section 6.3, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**").

6.12 Any shares of Parent Common Shares delivered pursuant to this Section 6 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

7. Redemption.

7.1 On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 7 shall be subject to compliance with the provisions of the Senior Debt Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 7.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business

Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

7.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 3.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

7.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 7 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

7.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise make available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

8.   Change of Control.

8.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the

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option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

8.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Senior Debt Agreements (as such senior debt agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock and for so long as such restrictive terms continue or have not been waived by the applicable lenders or holders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 8, the loans and other debt obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, to the extent required to be repaid prior to such redemption of the Preferred Stock, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock and the restrictions on the redemption of the shares of Preferred Stock and the obligations of the Company under the Second Lien Indenture will apply, including, without limitation, any Change of Control Offer (as defined in the Second Lien Indenture) required by the terms of the Second Lien Indenture. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

8.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 8 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

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8.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

8.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

9.   Events of Noncompliance.

9.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as contemplated by this Section 9.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

9.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

10.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

11. Uncertificated Shares; Certificated Shares.

11.1 Uncertificated Shares.

11.1.1. Form. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

11.1.2. Transfer. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

11.1.3. Legends.

(A) Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit G hereto.

(B) Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

"THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

11.2 Certificated Shares.

11.2.1. Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit G, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

11.2.2. Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

11.2.3. <u>Transfer and Exchange</u>. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B) is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I) if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit I hereto; or

(II) if such Certificated Preferred Stock is being transferred to the Company or to a "qualified institutional buyer" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit I hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 11.2.4.

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11.2.4. <u>Legends</u>.

(A) Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit G hereto.

(B) Each certificate evidencing Parent Common Shares delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

(C) Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

11.2.5. <u>Replacement Certificates</u>. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

11.2.6. <u>Cancellation</u>. In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

11.3 <u>Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock</u>.

11.3.1. To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 11.

89

11.3.2. All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

11.3.3. Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

11.3.4. No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

11.3.5. No Obligation of the Transfer Agent. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

12.   Miscellaneous.

12.1   With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

12.2   Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

12.3   The shares of Preferred Stock shall be issuable only in whole shares.

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12.4   All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

12.5   Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

12.6   Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

12.7   Except as set forth in Section 4.2.2 and in the Engaged Capital Investor Rights Agreement and the Oaktree Amended and Restated Investor Rights Agreement, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

FIFTH: Subject to any additional vote required by the certificate of incorporation or bylaws of the Company, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the Company.

SIXTH: Subject to the certificate of incorporation of the Company, the number of directors of the Company shall be determined in the manner set forth in the bylaws of the Company.

SEVENTH: Elections of directors need not be by written ballot unless the bylaws of the Company shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the Company may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Company.

NINTH: To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Company shall not adversely affect any right or protection of a director of the

Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1.   Right to Indemnification of Directors and Officers.   The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding.   Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Company shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2.   Prepayment of Expenses of Directors and Officers.   The Company shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3.   Claims by Directors and Officers.   If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Company, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim.   In any such action the Company shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4.   Indemnification of Employees and Agents.   The Company may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Company or, while an employee or agent of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding.   The ultimate

determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Company shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5.   <u>Advancement of Expenses of Employees and Agents</u>. The Company may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6.   <u>Non-Exclusivity of Rights</u>. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Company's certificate of incorporation, the Company's bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

7.   <u>Other Indemnification</u>. The Company's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Company, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Company, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.   <u>Insurance</u>. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Company's expense insurance: (a) to indemnify the Company for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Company under the provisions of this Article Tenth.

9.   <u>Amendment or Repeal</u>. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

*   *   *

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3. That the foregoing amendment and restatement was approved by the sole stockholder of the corporation entitled to vote on such action, representing all of the outstanding shares of the corporation voting in favor of the amendment, in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Company's certificate of incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature page follows]

Tor#: 9470239.18

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Company on this ___day of April, 2020.


By:_____

Name: _____

Title: _____


EXHIBIT A

FORM OF PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

96

Tor#: 9470239.18

Series A Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series A Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as the same may be amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2016.

SUNOPTA FOODS INC.

By: _____
      Name: ■
      Title: ■

By: _____
      Name: ■
      Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By   _____

Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

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and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:■

Signature:■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

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EXHIBIT B

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by   <u>   </u>

            Authorized Signatory

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EXHIBIT C

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series A Preferred Stock (the "**Preferred Stock**") of SunOpta Foods Inc. (the "**Company**") This Certificate relates to shares of Preferred Stock held by (the "**Transferor**") in*:

☐   book entry form; or

☐   definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the "**Securities Act**") because *:

☐   such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐   such Preferred Stock is being transferred to the Company;

☐   such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐   such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■
_____

*   Please check applicable box.

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EXHIBIT D

FORM OF SERIES B-1 PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**"), AS AMENDED (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Tor#: 9470239.18

Series B-1 Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series B-1 Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as amended, as the same may be further amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2020.

SUNOPTA FOODS INC.

By: _____
    Name: ■
    Title: ■

By: _____
    Name: ■
    Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By   _____

Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

105

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date: ■

Signature: ■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

Tor#: 9470239.18

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE **"SECURITIES ACT"**), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF SUNOPTA FOODS INC. (THE **"COMPANY"**) (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE **"CHARTER"**), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by   _____
                   Authorized Signatory

EXHIBIT F

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series B-1 Preferred Stock (the **"Preferred Stock"**) of SunOpta Foods Inc. (the **"Company"**) This Certificate relates to shares of Preferred Stock held by (the **"Transferor"**) in*:

☐   book entry form; or

☐   definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the **"Securities Act"**) because *:

☐   such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐   such Preferred Stock is being transferred to the Company;

☐   such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐   such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■

_____

*   Please check applicable box.

EXHIBIT G

FORM OF SERIES B-2 PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**"), AS AMENDED (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

110

Tor#: 9470239.18

Series B-2 Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series B-2 Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as amended, as the same may be further amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2020.

SUNOPTA FOODS INC.

By: _____
      Name: ■
      Title: ■

By: _____
      Name: ■
      Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By   _____

                 Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

112

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:■

Signature:■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

Tor#: 9470239.18

EXHIBIT H

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by _____
   Authorized Signatory

EXHIBIT I

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series B-2 Preferred Stock (the **"Preferred Stock"**) of SunOpta Foods Inc. (the **"Company"**) This Certificate relates to shares of Preferred Stock held by (the **"Transferor"**) in*:

☐   book entry form; or

☐   definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the **"Securities Act"**) because *:

☐   such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐   such Preferred Stock is being transferred to the Company;

☐   such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐   such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).


[INSERT NAME OF TRANSFEROR]

By: _____


Date: ■
_____

*   Please check applicable box.

EXHIBIT C

EXCHANGE AGREEMENT

See attached.

<u>Exhibit C</u>

EXCHANGE AND SUPPORT AGREEMENT

SUNOPTA INC.

and

SUNOPTA FOODS INC.

and

OAKTREE ORGANICS, L.P.

and

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.

and

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

and

ENGAGED CAPITAL, LLC

and

ENGAGED CAPITAL CO-INVEST IV-A, LP

and

ANY PERSON THAT BECOMES A HOLDER OF PREFERRED SHARES

[●], 2020

TABLE OF CONTENTS

Tor#: 9462659.12

EXCHANGE AND SUPPORT AGREEMENT

THIS AGREEMENT made the [●]th day of [●], 2020,

BETWEEN:

OAKTREE ORGANICS, L.P., a limited partnership existing under the laws of the State of Delaware,

- and -

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P., a limited partnership existing under the laws of the State of Delaware,

- and -

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP, an exempted limited partnership existing under the laws of the Cayman Islands,

- and -

ENGAGED CAPITAL, LLC, a limited liability company existing under the laws of the State of Delaware,

- and -

ENGAGED CAPITAL CO-INVEST IV-A, LP, a limited partnership existing under the laws of the State of Delaware,

(collectively, hereinafter referred to as the "**Investors**" and each an "**Investor**"),

- and -

SUNOPTA INC., a corporation existing under the federal laws of Canada,

(hereinafter referred to as the "**Parent**"),

- and -

SUNOPTA FOODS INC., a corporation existing under the laws of the State of Delaware,

(hereinafter referred to as the "**Issuer**"),

- and -

Any other Holder of Preferred Shares, from time to time.

WHEREAS the Parent, the Issuer and the Investors have entered into a securities subscription agreement dated as of ■ (the "**Subscription Agreement**") pursuant to which the Investors subscribed for the Series B-1 Preferred Shares and agreed to subscribe for, only if and to the extent the Parent exercises the Series B-2 Sale Option, the Series B-2 Preferred Shares (each as defined below);

WHEREAS the Investors are the beneficial holders of an aggregate of 30,000 Series B-1 Preferred Shares (as defined herein);

AND WHEREAS the Parent and the Issuer have agreed to enter into this Agreement so as to recognize and provide for, inter alia, the right of an Investor to acquire Exchange Common Shares (as defined herein) in exchange for Preferred Shares held by an Investor or a Holder (as defined herein), all in accordance with the terms and conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE I
INTERPRETATION

1.1   Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings.

"**Beneficially Own**" or "**Beneficial Owner**" shall have the meaning given to that term in the Shareholder Rights Plan.

"**Business Day**" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York and (b) a day on which banks are generally closed in the Province of Ontario or the State of New York;

"**Canadian Securities Commissions**" means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

"**Common Shares**" means the common shares in the capital of the Parent;

"**Engaged Capital Investors**" means collectively, Engaged Capital Flagship Master Fund, LP, Engaged Capital, LLC and Engaged Capital Co-Invest IV-A, LP;

"**Engaged Investor Rights Agreement**" means the investor rights agreement entered into between the Engaged Investors, the Parent and the Issuer on the date hereof;

"**Exchange Common Shares**" has the meaning given to that term in Section 2.1(a);

"**Exchanged Preferred Shares**" has the meaning given to that term in Section 2.2(b);

"**Governmental Entity**" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

"**Holder**" means a holder of Preferred Shares from time to time and, on the date hereof, includes the Investors;

"**Holder Exchange Date**" has the meaning given to that term in Section 2.2(b);

"**Holder Exchange Notice**" has the meaning given to that term in Section 2.2(a);

"**Holder Exchange Right**" has the meaning given to that term in Section 2.1(a);

"**Investors**" has meaning given to that term in the recitals hereto;

"**Issuer**" has the meaning given to that term in the recitals hereto;

"**Liquidation Event**" means the liquidation, winding-up or dissolution of the Parent or the Issuer, whether voluntary or involuntary;

"**NASDAQ**" means the NASDAQ stock market or any successor thereto;

"**Oaktree Investor Rights Agreement**" means the investor rights agreement entered into between the Oaktree Investors, the Parent and the Issuer on the date hereof;

"**Oaktree Investors**" means collectively, Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P.;

"**Parent**" has the meaning given to that term in the recitals hereto;

"**Person**" means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

"**PIF**" means personal information form in accordance with the requirements of the TSX;

"**Preferred Shares**" means the Series B-1 Preferred Shares and the Series B-2 Preferred Shares;

"**Subscription Agreement**" has the meaning given to that term in the recitals hereto;

3

"**Regulatory Approval**" means that (a) the applicable waiting period under the *Hart-Scott-Rodino Antitrust Improvement Act* shall have expired or been terminated or (b) the applicable waiting period under section 123 of the *Competition Act* (Canada) shall have expired or been terminated or waived or the obligation to comply with Part IX of the *Competition Act* (Canada) will have been waived in accordance with subsection 113(c) of the *Competition Act* (Canada);

"**SEC**" means the United States Securities and Exchange Commission;

"**Series A Preferred Shares**" means the shares of Series A Preferred Stock in the capital stock of the Parent;

"**Series B-1 Preferred Share Terms**" means the terms of the Series B-1 Preferred Stock as set out in Part C of Article Fourth in Schedule 1.1;

"**Series B-1 Preferred Shares**" means the shares of Series B-1 Preferred Stock in the capital of the Issuer, subscribed for by the Investors pursuant to the Subscription Agreement;

"**Series B-2 Preferred Share Terms**" means the terms of the Series B-2 Preferred Stock as set out in Part D of Article Fourth in Schedule 1.1;

"**Series B-2 Preferred Shares**" means the shares of Series B-2 Preferred Stock in the capital of the Issuer, solely if and to the extent issued to the Investors pursuant to the Subscription Agreement;

"**Series B-2 Sale Option**" means the right of the Parent to require the Investors to purchase Series B-2 Preferred Shares, as further described in the Subscription Agreement;

"**Shareholder Rights Plan**" means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016, as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

"**TSX**" means the Toronto Stock Exchange or any successor thereto; and

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced.

1.2   Defined Terms in the Preferred Share Terms

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Series B-1 Preferred Share Terms and the Series B-2 Preferred Share Terms, as applicable.

1.3   Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

4

(a) the terms "Agreement", "this Agreement", "the Agreement" , "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b) references to an "Article" or "Section" followed by a number or letter refer to the specified Article or Section to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word "including" is deemed to mean "including without limitation";

(f) the terms "party" and "the parties" refer to a party or the parties to this Agreement;

(g) any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i) all dollar amounts refer to currency of the United States;

(j) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.4 Entire Agreement

This Agreement and the Series B-1 Preferred Share Terms and the Series B-2 Preferred Share Terms constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement and the Series B-1 Preferred Share Terms and the Series B-2 Preferred Share Terms.

1.5 Time of Essence

Time shall be of the essence of this Agreement.

1.6   Governing Law and Submission to Jurisdiction

(a)   This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b)   Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.7   Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.8   Schedules

The following Schedules are attached to and form an integral part of this Agreement:

Schedule 1.1 - Series B-1 Preferred Share Terms and Series B-2 Preferred Share Terms


ARTICLE II
EXCHANGE PROCEDURES


2.1   Holder Exchange Right

(a)   Subject to Section 2.1(b), the Parent hereby grants to each Holder, as long as the Holder is an "accredited investor" as defined in Rule 501 under the U.S. Securities Act, the right (the "**Holder Exchange Right**") to acquire from the Parent, in exchange for the Holder delivering as consideration all or any part of the Series B-1 Preferred Shares and Series B-2 Preferred Shares held from time to time by such Holder, that number of fully paid and non-assessable Common Shares equal to (i) in respect of any Series B-1 Preferred Shares, the number of Series B-1 Preferred Shares exchanged by the Holder multiplied by the Exchange Rate of the Series B-1 Preferred Shares (as adjusted pursuant to the Series B-1 Preferred Share Terms) and (ii) in respect of any Series B-2 Preferred Shares, the number of Series B-2 Preferred Shares exchanged by the Holder multiplied by the Exchange Rate of the Series B-2 Preferred Shares (as

6

adjusted pursuant to the Series B-2 Preferred Share Terms) (in each case, the "**Exchange Common Shares**") on the Holder Exchange Date.

(b) The exercise of the Holder Exchange Right in respect of each of the Series B-1 Preferred Shares and the Series B-2 Preferred Shares is subject to the Exchange Cap and the Rights Plan Exchange Cap applicable to the Series B-1 Preferred Shares and the Series B-2 Preferred Shares, respectively, such that the Holder Exchange Right may not be exercised in respect of Exchange Common Shares which the Holder would not be entitled to receive pursuant to Section 6 of the Series B-1 Preferred Shares Terms and Section 6 of the Series B-2 Preferred Share Terms, respectively, and for greater certainty, in each case, having regard to Sections 6.11.1, 6.11.2 and 6.11.4 of the Series B-1 Preferred Share Terms and Series B-2 Preferred Share Terms, as applicable. No fractional Common Shares shall be due on the exchange of Preferred Shares.

(c) With respect to each of the Series B-1 Preferred Shares and the Series B-2 Preferred Shares, to the extent of any Series B-1 Preferred Shares or Series B-2 Preferred Shares that could be exchanged for Exchange Common Shares pursuant to a Holder Exchange Right where, as a result, such Holder would become the Beneficial Owner of in excess of 19.99% of the number of Common Shares or any other shares in the capital stock of the Parent entitled to vote generally for the election of directors ("**Voting Shares**") outstanding immediately after giving effect to such exchange under the terms of the Shareholder Rights Plan (such limit, the "**Rights Plan Exchange Cap**"), the Holder may not become the Beneficial Owner of such Exchange Common Shares until the lapse of sixty-one days following the date of the exercise of a Holder Exchange Right for such Series B-1 Preferred Shares or Series B-2 Preferred Shares. For the purposes of this Section 2.1(c), the determination of percentage ownership of Voting Shares Beneficially Owned by any Holder shall be made in accordance with the terms and conditions of the Shareholder Rights Plan. For greater certainty, in the event a Holder exercises its Holder Exchange Right in respect of both Series B-1 Preferred Shares and Series B-2 Preferred Shares, the Rights Plan Exchange Cap shall apply individually to each of the Series B-1 Preferred Shares and the Series B-2 Preferred Shares.

(d) With respect to each of the Series B-1 Preferred Shares and the Series B-2 Preferred Shares, notwithstanding the exercise by the Issuer of its rights to force exchange pursuant to Section 6.3 or its redemption rights pursuant to Section 7.1 of the Series B-1 Preferred Share Terms and Series B-2 Preferred Share Terms, respectively, each Holder shall be entitled to exercise the Holder Exchange Right after receipt of a Forced Exchange Notice or Optional Redemption Notice; provided the Holder Exchange Date precedes the Forced Exchange Date or Optional Redemption Date by at least five (5) Business Days or three (3) Business Days respectively, subject to the limitations set forth in Section 2.1(c) herein. Upon the exchange of the Series B-1 Preferred Shares and Series B-2 Preferred Shares pursuant to such Holder Exchange Right, such Forced Exchange Notice or Optional Redemption Notice, as applicable, shall be rendered void in respect of such Series B-1 Preferred Shares and Series B-2 Preferred Shares. Notwithstanding the requirement to specify a Holder Exchange Date in the Holder Exchange Notice, a Holder may exercise the Holder Exchange Right with respect to each of the Series B-1 Preferred Shares and the Series B-2 Preferred Shares immediately prior to a Liquidation Event or Capital Reorganization, subject to the limitations set forth in Section 2.1(c) herein.

2.2   Holder Exchange Notice

(a)   Subject to the limitations set forth in Section 2.1(c) herein and in accordance with Section 6.4 of the Series B-1 Preferred Share Terms and Section 6.4 of the Series B-2 Preferred Share Terms, respectively, the Holder Exchange Right may be exercised by a Holder by delivery of a notice in writing (the "**Holder Exchange Notice**"), together with a representation that the Holder is an "accredited investor" as defined in Rule 501 under the U.S. Securities Act and the certificate or certificates representing the Series B-1 Preferred Shares and/or Series B-2 Preferred Shares in respect of which the Holder wishes to exercise its Holder Exchange Right, to the Secretary of the Parent and the Issuer at the principal office of each or such location as each may designate.

(b)   The Holder Exchange Notice (i) shall be signed and dated by such Holder or by its duly authorized attorney or agent, (ii) shall specify the number of Series B-1 Preferred Shares and/or Series B-2 Preferred Shares which the Holder desires to have exchanged (the "**Exchanged Preferred Shares**"); (iii) shall include the other required information set out in Section 6.1 of the Series B-1 Preferred Share Terms and Section 6.1 of the Series B-2 Preferred Share Terms, as applicable; (iv) in the case of the Engaged Capital Investors, shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX; (v) in the case of the Engaged Capital Investors, shall include a reply certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX; and (vi) shall specify the date of the exchange (the "**Holder Exchange Date**"), which date must be, in respect of any Exchanged Preferred Shares subject to the Rights Plan Exchange Cap, a Business Day not less than sixty-one calendar days following the date of the Holder Exchange Notice, or in respect of any Preferred Shares that are not subject to the Rights Plan Exchange Cap, a Business Day and must not be less than three Business Days or more than five Business Days after the date upon which the Holder Exchange Notice is received by the Parent and the Issuer. If no such Business Day is specified in the Holder Exchange Notice, the Holder Exchange Date shall be deemed to be the fifth Business Day after the date on which the Holder Exchange Notice is received by the Parent and the Issuer; provided that for any Exchanged Preferred Shares that are subject to the Rights Plan Exchange Cap, the Holder Exchange Date shall be a Business Day not less than sixty-one calendar days following the date of the Holder Exchange Notice.

2.3   Exchange Procedure

(a)   As soon as reasonably practicable and in any event by the Holder Exchange Date (and no earlier than sixty-one calendar days following the date of the Holder Exchange Notice in the event of Exchanged Preferred Shares that are subject to the Rights Plan Exchange Cap):

(i)   in the case of an exchange by the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX;

(ii) the Parent shall issue and deliver to the Holder the Exchange Common Shares due upon exchange of the Exchanged Preferred Shares in exchange therefor;

(iii) if a fraction of a Common Share would otherwise be due on exchange of one or more Exchanged Preferred Shares, the Parent shall pay to the Holder an amount in cash (computed to the nearest cent) or round up to the nearest whole Common Share, determined in accordance with Section 10 of the Series B-1 Preferred Shares Terms and the Series B-2 Preferred Shares Terms, as applicable, on the Business Day next preceding the Holder Exchange Date;

(iv) with respect to each of the Series B-1 Preferred Shares and the Series B-2 Preferred Shares subject to the Holder Exchange Right, if the amount of Accumulated Cash Dividends in respect of the Exchanged Preferred Shares is greater than zero, the Parent shall pay or cause the Issuer to pay an amount in cash equal to the Accumulated Cash Dividends; and

(v) if less than all the Series B-1 Preferred Shares or Series B-2 Preferred Shares represented by a certificate or certificates are to be exchanged, the Parent shall cause to be delivered to the Holder, at the expense of the Parent, a new certificate representing the Series B-1 Preferred Shares or Series B-2 Preferred Shares, as applicable, represented by the surrendered certificate or certificates that are not to be exchanged.

2.4   Representations of the Parent

The Parent hereby represents, warrants and covenants in favour of the Holders as follows:

(a) any Common Shares deliverable upon exchange of the Series B-1 Preferred Shares and/or Series B-2 Preferred Shares, as applicable, pursuant to the Series B-1 Preferred Share Terms and/or Series B-2 Preferred Shares Terms, as applicable, and the terms hereof will be duly authorized and validly issued as fully paid and non-assessable, free and clear of any liens, claims, rights or encumbrances, other than those arising under law as a result of the Holders thereof;

(b) it has reserved for issuance and will, at all times while any Preferred Shares are outstanding, keep available, free from pre-emptive and other rights granted by the Parent, such number of Common Shares as are deliverable upon exchange of the outstanding Preferred Shares pursuant to the Series B-1 Preferred Share Terms and the Series B-2 Preferred Share Terms and the terms hereof; and

(c) it will make such filings and take such other reasonable commercial steps as may be necessary in order that the Common Shares deliverable upon exchange of the Preferred

9

Shares will be approved for listing and posted for trading on the TSX, NASDAQ or any stock exchange or market on which the Common Shares then trade, on the date of issuance of such Common Shares.

2.5 Holders' Acknowledgements

The Holders each acknowledge that, unless permitted under applicable securities legislation, the Holders may not transfer or assign the Holder Exchange Right in respect of the Series B-1 Preferred Shares before [●], 2020[1] and may not assign the Holder Exchange Right in respect of the Series B-2 Preferred Shares before that date that is four months and one day following the Subsequent Closing Date (as such term is defined in the Subscription Agreement).

2.6 Personal Information Form Clearance

Notwithstanding any other provision of this Agreement, the Engaged Capital Investors may not deliver a Holder Exchange Notice under Section 2.2, and the Parent shall not issue Exchange Common Shares to the Engaged Capital Investors under Section 2.3, prior to such date on which the TSX has confirmed to the Parent, the Issuer and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

ARTICLE III
COVENANTS OF THE PARENT AND THE HOLDERS

3.1 Information Rights

If the Parent is not required to file with the Canadian Securities Commissions, the SEC, the TSX, or NASDAQ (or any other stock exchange on which the Common Shares are then listed and/or traded), interim financial statements, management discussions and analyses, annual information forms, management information circulars, annual reports, Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K, proxy statement on Form DEF 14A and similar filings pursuant to applicable securities law, the Parent shall furnish to the Holders (a) unaudited financial statements within 60 days after the end of each of the Parent's fiscal quarters (except year-end), and (b) audited financial statements within 90 days after the Parent's fiscal year-end.

3.2 Support Obligations

The Parent covenants and agrees with the Holders that, for so long as any Preferred Shares remain outstanding:

(a)   it will provide the Issuer with sufficient cash to ensure that the Issuer is able to pay to each Holder all amounts to which such Holder is entitled in accordance with the Series B-1 Preferred Share Terms and the Series B-2 Preferred Share Terms and it will take such action

---

[1]   NTD. Insert the date that is four months and a day following the Closing Date.

10

as is necessary to enable the Issuer to comply with its obligations under the Series B-1 Preferred Share Terms and Series B-2 Preferred Share Terms;

(b)   it will, upon direction by the Issuer, cause the issuance and delivery to the Holders of such number of Common Shares necessary to satisfy the Issuer's obligations upon an exchange of Preferred Shares pursuant to the Series B-1 Preferred Share Terms and Series B-2 Preferred Share Terms and in accordance with the terms hereof;

(c)   it will not vote or otherwise take any action to cause a Liquidation Event;

(d)   it will remain the direct or indirect beneficial owner of all the outstanding shares or other equity securities of the Issuer, other than (i) the Preferred Shares and the Series A Preferred Shares, (ii) such other securities that the Issuer is permitted to create without the approval of the Holders and (iii) any other securities that the Issuer creates with the requisite approval of the Holders pursuant to the Series B-1 Preferred Share Terms and Series B-2 Preferred Share Terms;

(e)   for so long as at least 10% of the Preferred Shares remain outstanding, it will use commercially reasonable efforts to maintain the listing of the Common Shares on the NASDAQ or another stock exchange registered with the SEC under 6(a) of the Exchange Act, other than in connection with a Change of Control;

(f)   it will not exercise any voting or consent rights which may be exercisable by the Holders of Preferred Shares in accordance with the Series B-1 Preferred Shares Terms and Series B-2 Preferred Shares Terms or pursuant to applicable law with respect to any Preferred Shares held by the Parent, and will cause its Affiliates not to exercise any such voting or consent rights with respect to any Preferred Shares held by such Affiliates;

(g)   in the event that it holds any Preferred Shares, it will take such action as is necessary such that such Preferred Shares will no longer remain outstanding; and

(h)   it will not declare any dividends on any of its issued and outstanding share capital at any time after the Dividend Change Date if the amount of Accumulated Cash Dividends in respect of either the Series B-1 Preferred Shares or the Series B-2 Preferred Shares is greater than zero.

3.3   Regulatory Approvals

(a)   The Parent and the Holders agree that, at the request of the other party, from time to time, they shall cooperate with and assist each other to determine whether a Regulatory Approval is or would be required in connection with any proposed or potential exchange of the Preferred Shares pursuant to this Agreement or the Series B-1 Preferred Share Terms or Series B-2 Preferred Share Terms, as applicable, including cooperation from the Parent and the Holders in providing each other with such financial and other information as is required to assess whether the

11

size of the transaction, size of the parties or other thresholds applicable to the determination of whether a Regulatory Approval are attained.

(b) The Parent and the Holders agree that, at the request of the other party, from time to time, they shall cooperate with and assist each other to obtain any Regulatory Approval that is determined by the Holders or the Parent, each acting reasonably and on the advice of counsel, to be required in connection with the exchange of the Preferred Shares pursuant to this Agreement or the Series B-1 Preferred Share Terms or Series B-2 Preferred Share Terms, as applicable, or in connection with the exercise of voting rights or Beneficiary Votes as contemplated in Section 6.2 of the Engaged Investor Rights Agreement and the Oaktree Investor Rights Agreement. Such mutual cooperation shall include:

(i) using commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable under applicable Law to obtain any such Regulatory Approval as promptly as practicable following the request of the other party, including: (i) the preparation and filing of all forms, registrations and notifications required to be filed in connection with such Regulatory Approvals; (ii) satisfaction of any conditions required to obtain such Regulatory Approval; and (iii) obtaining (and cooperating with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, order or approval of, waiver or any exemption by, any Governmental Entity required to be obtained or made by the parties in connection with such Regulatory Approval; and

(ii) keeping each other fully informed as to the status of and the processes and proceedings relating to obtaining any such Regulatory Approval and promptly notifying each other of any material communication from any Governmental Entity in respect of any Regulatory Approval and, to the extent not precluded by such Governmental Entity, giving the other parties the opportunity to review drafts of, and provides final copies of, any submissions, correspondence or filings, and to attend and participate in any communications or meetings.

ARTICLE IV
MISCELLANEOUS

4.1 **Notices**

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i) in the case of the Parent or the Issuer:

7301 Ohms Lane, Suite 600
Edina, Minnesota 55439
Attention: Chief Administrative Officer

12

Facsimile: 952.835.1991
E-mail: jill.barnett@sunopta.com

with a copy to:
Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7
Attention: Patricia Olasker
Facsimile: 416.863.0871
email: polasker@dwpv.com

(ii)   in the case of the Oaktree Investors:

c/o Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071
Attention: David Smolens
Facsimile: 213.830.6293
email: dsmolens@oaktreecapital.com

with a copy to:
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Attention: Dennis M. Myers and Hamed Meshki
Facsimile: 312.862.2200 and 312.808.8145
email: dennis.myers@kirkland.com and
               hamed.meshki@kirkland.com

Stikeman Elliott LLP
1155 Rene-Levesque West, 40th Floor
Montreal, QC H3B 3V2
Attention: John W. Leopold and David Masse
Facsimile: 514.397.3222
E-mail: jleopold@stikeman.com and
               dmasse@stikeman.com

(iii)   in the case of the Engaged Capital investors:

Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
Attention: Glenn W. Welling
E-mail: glenn@engagedcapital.com

with a copy to:

13

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Steve Wolosky and Ryan Nebel
Facsimile: 212.451.2222
E-mail: swolosky@olshanlaw.com and
               rnebel@olshanlaw.com

and

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7
Attention: Jon Feldman and Michael Partridge
Facsimile: 416.979.1234
E-mail:jonfeldman@goodmans.ca and mpartridge@goodmans.ca

(iv)   in the case of any other Holder, to the address of the Holder contained on the register of Holders maintained by the Issuer.

(b)   Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)   Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 4.1.

4.2   **Amendments and Waivers**

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. Each Investor may amend or waive a provision of this Agreement as to itself without the action or consent of any other Investor; provided that, (i) in the case of an amendment or waiver by an Oaktree Investor, the prior written consent of the Engaged Capital Investors will be required to the extent such amendment or waiver grants material additional rights and benefits to such Oaktree Investor or its Affiliates or is materially adverse to any Engaged Capital Investor and (ii) in the case of an amendment or waiver by an Engaged Capital Investor, the prior written consent of the Oaktree Investors will be required to the extent such amendment or waiver grants material additional rights and benefits to such Engaged Capital Investor or its Affiliates or is materially adverse to any Oaktree Investor. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver

Tor#: 9462659.12

of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

4.3   Successor

The Parent shall not effect a Capital Reorganization unless, as applicable, (i) the resulting Person or continuing corporation (herein called the "**Parent Successor**"), by operation of law, shall become, without more, bound by the terms and provisions of this Agreement, (ii) if not so bound, the Parent Successor shall execute, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) to evidence the assumption by the Parent Successor of the obligations of the Parent under this Agreement, or (iii) the parties amend this Agreement, as reasonably necessary, in order that this Agreement shall apply with full force and effect, mutatis mutandis, to all new securities into which Common Shares are changed as a result of such Capital Reorganization.

4.4   Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party. Notwithstanding the foregoing, each Holder may assign and transfer all of its rights under this Agreement, without the consent of the Parent or the Issuer, in connection with the sale or other disposition of any Series B-1 Preferred Shares and Series B-2 Preferred Shares permitted hereunder, under the Series B-1 Preferred Share Terms and the Series B-1 Preferred Share Terms or pursuant to any other written agreement between the Investors and the Parent.

4.5   Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

4.6   Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

4.7   Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[The remainder of this page has been intentionally left blank.]

Tor#: 9462659.12

SCHEDULE 1.1

SERIES B-1 PREFERRED SHARE TERMS AND SERIES B-2 PREFERRED SHARE TERMS

See attached.

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SUNOPTA FOODS INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

SunOpta Foods Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is SunOpta Foods Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 30, 2003 under the name SunOpta Holdings Inc.

2.   That the board of directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the certificate of incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its sole stockholder. The resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the certificate of incorporation of this corporation and all amendments thereto be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is SunOpta Foods Inc. (the "**Company**").

SECOND: The address of the registered office of the Company in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Zip Code 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Company shall have authority to issue is 147,000 consisting of (i) 2,000 shares of common stock, no par value per share ("**Common Stock**") and (ii) 145,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**"), of which 85,000 are hereby designated Series A Preferred Stock ("**Series A Preferred Stock**"), 30,000 are hereby designated Series B-1 Preferred Stock ("**Series B-1 Preferred Stock**") and 30,000 are hereby designated Series B-2 Preferred Stock ("**Series B-2 Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Company.

A.   COMMON STOCK

    1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

    2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law.

B.   SERIES A PREFERRED STOCK

    Of the Preferred Stock authorized and unissued by the Certificate of Incorporation, 85,000 shares shall be designated Series A Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

    1.   Definitions. For purposes of this Part B of this Article Fourth, the following definitions shall apply:

    1.1   "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016, by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

    1.2   "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 2.1, less any dividends paid in cash pursuant to Section 2.1 or 2.2 or dividends added to the Liquidation Preference pursuant to Sections 2.2, 2.5 or 2.6, from the Issue Date up to, but not including, such date;

    1.3   "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 2.3 and 2.6 as reduced by the payment of dividends out of such amount pursuant to Section 2.4;

    1.4   "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 2.2, 2.5, and 2.6;

    1.5   "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "**control**" when used with respect to any Person,

2

means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

1.6 **"Average VWAP"** per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

1.7 **"Beneficial Ownership Exchange Cap"** shall have the meaning set forth in Section 5.10.1;

1.8 **"Board of Directors"** shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

1.9 **"Business Day"** shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

1.10 **"Capital Reorganization"** shall have the meaning set forth in Section 5.5;

1.11 **"Cash Dividends"** shall have the meaning set forth in Section 2.1;

1.12 **"Certificate of Incorporation"** shall mean the Certificate of Incorporation of the Company, as it may be amended or restated from time to time.

1.13 **"Certificated Preferred Stock"** shall have the meaning set forth in Section 10.2.1;

1.14 **"Change of Control"** shall mean the occurrence of any of the following:

(a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b) the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c) a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

Tor#: 9470239.18

(d)   Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

1.15   "**Change of Control Redemption Date**" shall have the meaning set forth in Section 7.2;

1.16   "**Change of Control Redemption Notice**" shall have the meaning set forth in Section 7.4;

1.17   "**Change of Control Redemption Premium**" shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Price and subject to Section 5.10.2, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

1.18   "**Change of Control Redemption Price**" shall have the meaning set forth in Section 7.3;

1.19   "**Closing Sale Price**" of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

1.20   "**Common Stock**" shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

1.21   "**Company**" shall mean SunOpta Foods Inc., a Delaware corporation;

1.22   "**Credit Agreements**" shall mean the Second Lien Loan Agreement and the ABL Agreement;

1.23   "**Dividend Change Date**" shall mean the first day following the end of the Company's third fiscal quarter in the year 2025;

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1.24   "**Dividend Payment Date**" shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

1.25   "**Dividend Rate**" shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 12.5% per annum thereafter, subject in each case to adjustment as provided in Section 8;

1.26   "**Dividend Record Date**" shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

1.27   "**Event of Noncompliance**" shall mean:

(a)   the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 6.1 and 7.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b)   the Company fails to deliver the required number of Parent Common Shares contemplated by Section 5.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 5.5, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 5.6 and 5.10; or

(c)   Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) 2.1(f), 6.1(a) and 6.1(b) of the Investor Rights Agreement or of Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d)   the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

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1.28 **"Exchange Act"** shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

1.29 **"Exchange Agreement"** shall mean the Exchange and Support Agreement, dated as of October 7, 2016, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

1.30 **"Exchange Cap"** shall have the meaning set forth in Section 5.10;

1.31 **"Exchange Date"** shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

1.32 **"Exchange Price"** shall mean $7.50, as may be adjusted from time to time in the manner set forth herein;

1.33 **"Exchange Price Floor"** means the consolidated closing bid price for the Parent Common Shares as of 4 PM Eastern time on the Trading Day immediately prior to the Issue Date, as reported by The NASDAQ Global Select Market, as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

1.34 **"Exchange Rate"** shall have the meaning set forth in Section 5.1;

1.35 **"Excluded Issuances"** shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), and (v) triggering an adjustment under any provision of Section 5.5 other than 5.5.4;

1.36 **"Ex-Date"** means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

1.37 **"Forced Exchange Date"** shall have the meaning set forth in Section 5.2;

1.38 **"Forced Exchange Notice"** shall have the meaning set forth in Section 5.2;

1.39 **"Forced Exchange Notice Date"** shall have the meaning set forth in Section 5.2;

1.40 **"Holder"** and, unless the context requires otherwise, **"holder"** shall each mean a holder of record of a share of Preferred Stock;

1.41 **"Investor"** shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

1.42 **"Investor Rights Agreement"** shall mean the Investor Rights Agreement, dated October 7, 2016, by and among the Parent, the Company and the Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

1.43 **"Issue Date"** shall mean the original date of issuance of the Preferred Stock;

1.44 **"Issued Amount"** shall mean meaning given in Section 5.10.2;

1.45 **"Junior Stock"** shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.46 **"Liquidation Preference"** shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 2.2, 2.5 and 2.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

1.47 **"Make Whole Issuable Maximum"** means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

1.48 **"Market Value"** shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

1.49 **"Non-Cash Dividend Election"** shall have the meaning set forth in Section 2.2;

1.50 **"Officer"** shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

1.51 **"opening of business"** shall mean 9:00 a.m. (Toronto time);

1.52 **"Optional Exchange Date"** shall have the meaning set forth in Section 5.1;

1.53   "**Optional Exchange Notice**" shall have the meaning set forth in Section 5.1;

1.54   "**Optional Exchange Notice Date**" shall have the meaning set forth in Section 5.1;

1.55   "**Optional Parent Put Exchange Date**" shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

1.56   "**Optional Parent Put Right**" shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

1.57   "**Optional Redemption Date**" shall have the meaning set forth in Section 6.1;

1.58   "**Optional Redemption Notice**" shall have the meaning set forth in Section 6.3;

1.59   "**Optional Redemption Price**" shall have the meaning set forth in Section 6.2;

1.60   "**OSA**" shall mean the Securities Act (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

1.61   "**Ownership Notice**" shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit A;

1.62   "**Parent**" shall mean SunOpta Inc., a company amalgamated under the Business Corporations Act (Canada);

1.63   "**Parent Common Shares**" shall mean the common shares of the Parent;

1.64   "**Parity Stock**" shall mean any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.65   "**Paying Agent**" shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

1.66   "**Person**" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

1.67 **"Post CoC Exchange Cap"** shall have the meaning set forth in Section 5.10.3;

1.68 **"Preferred Stock"** shall mean the Series A Preferred Stock of the Company authorized pursuant to Article Fourth of the Certificate of Incorporation;

1.69 **"Redeeming Party"** shall have the meaning set forth in Section 7.2;

1.70 **"Reference Property"** shall have the meaning set forth in Section 5.5;

1.71 **"SEC"** shall mean the Securities and Exchange Commission;

1.72 **"Second Lien Loan Agreement"** shall mean that certain second lien loan agreement, dated October 9, 2015, by and among the Parent, the Company, Bank of Montreal, as administrative agent and collateral agent, the various lenders thereto, and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time, including for the avoidance of doubt the Exchange Note Indenture, and the Senior Take-out Notes Indenture (in both cases as defined in the Second Lien Loan Agreement);

1.73 **"Securities Act"** shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

1.74 **"Securities Exchange"** shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

1.75 **"Securities Representations"** shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

1.76 **"Senior Stock"** shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.77 **"Shelf Registration Statement"** shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

1.78 **"Subsidiary"** shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one

or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes. For the avoidance of doubt, for purposes of this Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

1.79 **"Trading Day"** shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, **"Trading Day"** shall mean a Business Day;

1.80 **"Transfer Agent"** shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

1.81 **"Transfer Restricted Securities"** shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

1.82 **"Trigger Event"** shall have the meaning set forth in Section 5.5.7;

1.83 **"VWAP"** per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

2. Dividends.

2.1 Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so

declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 2.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 2.2, 2.5 or 2.6.

2.2   Notwithstanding anything to the contrary in Section 2.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

2.3   If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

2.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

2.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

2.5.1   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

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2.5.2 in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

2.6 Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with the Certificate of Incorporation during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date,

2.6.1 in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

2.6.2 in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3. Voting and Protective Provisions.

3.1 Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 3 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

3.2 So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

3.2.1 any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock;

3.2.2 any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

3.2.3 any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 5; or

3.2.4 any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

3.3 Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

3.3.1 to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

3.3.2 to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

3.3.3 to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

3.4 Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

3.5 In exercising the voting rights set forth in Section 3.2, each share of Preferred Stock shall be entitled to one vote.

3.6 The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

4. Liquidation Rights.

4.1 In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each

share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

4.2   In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 5.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

4.3   Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 4.

4.4   After the payment in full to the Holders of the amounts provided for in this Section 4, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

4.5   In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 4.1 and 4.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

5.   Exchange.

5.1   The Holders shall have the right, subject to the Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 5.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized

attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date and (G) the Securities Representations. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 5.1, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date.

5.2   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 5.2, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 5.2 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or (ii) above) and (F) the surrender locations specified in Section 5.3. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 5.2, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date. Notwithstanding anything to the contrary in this Section 5.2, a Holder may exercise an Optional Parent Put Right after receipt of a Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 5.2 unless the Parent Common Shares delivered to the

Holders under this Section 5.2 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 5.2, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap no longer prevents such delivery, provided that if after 90 days the Exchange Cap still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder.

5.3   Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 5.9.

5.4   Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 9 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 5.3 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

5.5   The Exchange Price shall be subject to the following adjustments (except as provided in Section 5.6):

5.5.1   If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1 = the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

5.5.2 If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

5.5.3 If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

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where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

5.5.4   Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

$$EP2 = EP1 \ \frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

5.5.5   In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common

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Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 5.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 5.5.1 to 5.5.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

5.5.6 Notwithstanding anything herein to the contrary, no adjustment under this Section 5.5 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

5.5.7 Notwithstanding any other provisions of this Section 5.5, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 5.5 (and no adjustment to the Exchange Price under this Section 5.5 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 5.5.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 5.5 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all

holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

5.5.8 The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

5.6 Notwithstanding anything to the contrary in Section 5.5, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 5.5.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 5.5.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 5.5.2 or Section 5.5.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

5.7 If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

5.8 Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer,

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setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

5.9   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

5.10   Exchange Caps

5.10.1 No shares of Preferred Stock may be exchanged pursuant to Section 5.1 or Section 5.2 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder and its Affiliates shall include the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and its Affiliates and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible or exchangeable into Parent Common Shares beneficially owned by such Holder and its Affiliates (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 5.10.1, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap. This Section 5.10.1 shall cease to be operative and shall be of no further force and effect in the event the shareholders of Parent approve a resolution in accordance with the applicable stockholder approval rules of the Securities Exchange on which the Parent Common Shares are then listed to remove the Beneficial Ownership Exchange Cap.

5.10.2 If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation

and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

5.10.3 If any shares of Preferred Stock are redeemed pursuant to Section 7.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 5.1 or Section 5.2, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**"). For the avoidance of doubt, the Post CoC Exchange Cap may not be removed with shareholder approval.

5.11 Any shares of Parent Common Shares delivered pursuant to this Section 5 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

6.   Redemption.

6.1   On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 6 shall be subject to compliance with the provisions of the Credit Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 6.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

6.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 6 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 2.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

6.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 6 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are

to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

6.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise involve available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

7.   Change of Control.

7.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

7.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding

anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Credit Agreements (as such credit agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock, and for so long as such restrictive terms continue or have not been waived by the applicable lenders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 7, the loans and other loan obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

7.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

7.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

7.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

8.   Events of Noncompliance.

8.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as contemplated by this Section 8.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

8.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

9.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

10.   Uncertificated Shares; Certificated Shares.

10.1   Uncertificated Shares.

10.1.1 Form. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

10.1.2 Transfer. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

10.1.3 Legends.

(A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit A hereto.

(B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

> "THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

10.2   Certificated Shares.

10.2.1 Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit A, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

10.2.2 Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

10.2.3 <u>Transfer and Exchange</u>. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B) is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I) if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit C hereto; or

(II) if such Certificated Preferred Stock is being transferred to the Company or to a "**qualified institutional buyer**" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit C hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 10.2.4.

10.2.4 <u>Legends</u>.

(A) Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit A hereto.

(B) Each certification evidencing Common Stock delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
(THE "SECURITIES ACT"), OR ANY STATE SECURITIES
LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST
OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD,
ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR
OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH

Tor#: 9470239.18

REGISTRATION OR UNLESS THE COMPANY RECEIVES
EVIDENCE REASONABLY ACCEPTABLE TO IT THAT
SUCH TRANSACTION IS EXEMPT FROM, OR NOT
SUBJECT TO, REGISTRATION."

(C)   Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

10.2.5 <u>Replacement Certificates</u>. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

10.2.6 <u>Cancellation</u>.   In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

10.3   <u>Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock</u>.

10.3.1 To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 10.

10.3.2 All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

10.3.3 Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

Tor#: 9470239.18

10.3.4 No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

10.4   No Obligation of the Transfer Agent. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

11.   Miscellaneous.

11.1   With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

11.2   Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

11.3   The shares of Preferred Stock shall be issuable only in whole shares.

11.4   All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

11.5   Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

11.6   Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

11.7   Except as set forth in Section 3.2.2, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

C.   SERIES B-1 PREFERRED STOCK

Of the preferred stock authorized and unissued by the Certificate of Incorporation, 30,000 shares shall be designated Series B-1 Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part C of this Article Fourth refer to sections and subsections of Part C of this Article Fourth and references to "Preferred Stock" refer to the Series B-1 Preferred Stock as defined in Section 2.72 of this Part C of this Article Fourth.

1.   General. The Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Company, ranks: (i) senior to all Junior Stock; (ii) on parity with all Parity Stock; (iii) junior to all Senior Stock; (iv) junior to existing and future indebtedness of the Company; and (v) structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries (if any) and any capital stock of the Company's Subsidiaries not held by the Company, in each case as provided more fully herein.

2.   Definitions. For purposes of this Part C of this Article Fourth, the following definitions shall apply:

2.1   "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020), by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.2   "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 3.1, less any dividends paid in cash pursuant to Section 3.1 or 3.2 or dividends added to the Liquidation Preference pursuant to Sections 3.2, 3.5 or 3.6, from the Issue Date up to, but not including, such date;

2.3   "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 3.3 and 3.6 as reduced by the payment of dividends out of such amount pursuant to Section 3.4;

2.4   "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 3.2, 3.5, and 3.6;

2.5   "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

2.6   "**Average VWAP**" per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

2.7   "**Beneficially Own**" or "**Beneficial Owner**" shall have the meaning given that term by the Shareholder Rights Plan.

2.8   "**Beneficial Ownership Exchange Cap**" shall have the meaning set forth in Section 6.11.1;

2.9   "**Board of Directors**" shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

2.10   "**Business Day**" shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

2.11   "**Capital Reorganization**" shall have the meaning set forth in Section 6.6;

2.12   "**Cash Dividends**" shall have the meaning set forth in Section 3.1;

2.13   "**Certificated Preferred Stock**" shall have the meaning set forth in Section 11.2.1;

2.14   "**Change of Control**" shall mean the occurrence of any of the following:

(a)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b)   the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than

31

50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c)   a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

(d)   Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

2.15   "**Change of Control Redemption Date**" shall have the meaning set forth in Section 8.2;

2.16   "**Change of Control Redemption Notice**" shall have the meaning set forth in Section 8.4;

2.17   "**Change of Control Redemption Premium**" shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Date and subject to Section 6.11.1, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

2.18   "**Change of Control Redemption Price**" shall have the meaning set forth in Section 8.3;

2.19   "**Closing Sale Price**" of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

2.20   "**Common Stock**" shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

2.21 "**Company**" shall mean SunOpta Foods Inc., a Delaware corporation;

2.22 "**Dividend Change Date**" shall mean the first day following the end of the Company's third fiscal quarter in the year 2029;

2.23 "**Dividend Payment Date**" shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

2.24 "**Dividend Rate**" shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 10.0% per annum thereafter, subject in each case to adjustment as provided in Section 9;

2.25 "**Dividend Record Date**" shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

2.26 "**Engaged Capital Investor**" shall mean one or more Affiliates of Engaged Capital, LLC;

2.27 "**Engaged Capital Investor Rights Agreement**" shall mean the Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Engaged Capital Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.28 "**Event of Noncompliance**" shall mean:

(a) the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 7.1 and 8.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b) the Company fails to deliver the required number of Parent Common Shares contemplated by Section 6.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 6.6, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 6.7 and 6.11; or

(c) Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) and 2.1(f) of the Oaktree Investor Rights Agreement or Sections 2.1(a), 2.1(b) and 2.1(e) of the Engaged Investor Rights Agreement or Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

33

(d)   the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

2.29   "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

2.30   "**Exchange Agreement**" shall mean the Exchange and Support Agreement, dated as of [●], 2020, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

2.31   "**Exchange Cap**" shall have the meaning set forth in Section 6.11;

2.32   "**Exchange Date**" shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

2.33   "**Exchange Price**" shall mean $2.50 as may be adjusted from time to time in the manner set forth herein;

2.34   "**Exchange Price Floor**" means $[●], which represents the lower of (i) the Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) on the Trading Day immediately prior to the Subscription Date ($[●]) and (ii) the average Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) for the five Trading Days immediately prior to the Subscription Date ($[●]), as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

2.35   "**Exchange Rate**" shall have the meaning set forth in Section 6.1;

2.36   "**Excluded Issuances**" shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Part C of this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint

venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), (v) triggering an adjustment under any provision of Section 6.6 other than 6.6.4, (vi) in connection with the issuance of Series B-2 Preferred Stock pursuant to the Subscription Agreement and (vii) in whole or in part to one or more Holders, solely to the extent of such Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares sold or issued to such Holders;

2.37   "**Ex-Date**" means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

2.38   "**Forced Exchange Date**" shall have the meaning set forth in Section 6.3;

2.39   "**Forced Exchange Notice**" shall have the meaning set forth in Section 6.3;

2.40   "**Forced Exchange Notice Date**" shall have the meaning set forth in Section 6.3;

2.41   "**Holder**" and, unless the context requires otherwise, "**holder**" shall each mean a holder of record of a share of Preferred Stock;

2.42   "**Holder Exchange Right**" shall have the meaning set forth in Section 6.1;

2.43   "**Investor**" shall mean the Oaktree Investor and the Engaged Capital Investor;

2.44   "**Issue Date**" shall mean the original date of issuance of the Preferred Stock;

2.45   "**Issued Amount**" shall mean meaning given in Section 6.11.1;

2.46   "**Junior Stock**" shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.47   "**Liquidation Preference**" shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 3.2, 3.5 and 3.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

2.48   "**Make Whole Issuable Maximum**" means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as

such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

2.49 "**Market Value**" shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

2.50 "**Non-Cash Dividend Election**" shall have the meaning set forth in Section 3.2;

2.51 "**Oaktree Investor**" shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

2.52 "**Oaktree Amended and Restated Investor Rights Agreement**" shall mean the Amended and Restated Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Oaktree Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.53 "**Officer**" shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

2.54 "**opening of business**" shall mean 9:00 a.m. (Toronto time);

2.55 "**Optional Exchange Date**" shall have the meaning set forth in Section 6.1;

2.56 "**Optional Exchange Notice**" shall have the meaning set forth in Section 6.1;

2.57 "**Optional Exchange Notice Date**" shall have the meaning set forth in Section 6.1;

2.58 "**Optional Parent Put Exchange Date**" shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

2.59 "**Optional Parent Put Right**" shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

2.60 "**Optional Redemption Date**" shall have the meaning set forth in Section 7.1;

2.61 "**Optional Redemption Notice**" shall have the meaning set forth in Section 7.3;

2.62   "**Optional Redemption Price**" shall have the meaning set forth in Section 7.2;

2.63   "**OSA**" shall mean the *Securities Act* (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

2.64   "**Ownership Notice**" shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit E;

2.65   "**Parent**" shall mean SunOpta Inc., a company amalgamated under the *Business Corporations Act* (Canada);

2.66   "**Parent Common Shares**" shall mean the common shares of the Parent;

2.67   "**Parity Stock**" shall mean the Series A Preferred Stock, Series B-2 Preferred Stock and any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.68   "**Paying Agent**" shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

2.69   "**Person**" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

2.70   "**PIF**" means a personal information form in accordance with the requirements of the TSX;

2.71   "**Post CoC Exchange Cap**" shall have the meaning set forth in Section 6.11.4;

2.72   "**Preferred Stock**" shall mean the Series B-1 Preferred Stock of the Company authorized pursuant to this Part C of this Article Fourth;

2.73   "**Prospective Debt Financing**" shall mean the debt financing to be entered into on or about [●], 2020 in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

2.74   "**Redeeming Party**" shall have the meaning set forth in Section 8.2;

2.75   "**Reference Property**" shall have the meaning set forth in Section 6.6;

2.76　**"Rights Plan Exchange Cap"** shall have the meaning set forth in Section 6.2;

2.77　**"SEC"** shall mean the Securities and Exchange Commission;

2.78　**"Second Lien Indenture"** shall mean that certain indenture, dated as of October 20, 2016, among the Company, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, relating to the 9.5% Senior Secured Second Lien Notes due 2022 of the Company, as amended, supplemented, restated, converted, exchanged, replaced or modified from time to time;

2.79　**"Securities Act"** shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

2.80　**"Securities Exchange"** shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

2.81　**"Securities Representations"** shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

2.82　**"Senior Debt Agreements"** shall mean the Second Lien Indenture, the ABL Agreement and the Prospective Debt Financing;

2.83　**"Senior Stock"** shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.84　**"Series A Preferred Stock"** shall mean the Series A Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.85　**"Series B-2 Preferred Stock"** shall mean the Series B-2 Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.86　**"Shareholder Rights Plan"** means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016 as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

2.87　**"Shelf Registration Statement"** shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

2.88 **"Subscription Agreement"** shall mean the securities subscription agreement dated as of [●], 2020 between the Oaktree Investor, the Engaged Capital Investor, the Parent and the Company;

2.89 **"Subscription Date"** shall mean the date the parties entered into the Subscription Agreement;

2.90 **"Subsidiary"** shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes. For the avoidance of doubt, for purposes of this Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

2.91 **"Trading Day"** shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, **"Trading Day"** shall mean a Business Day;

2.92 **"Transfer Agent"** shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

2.93 **"Transfer Restricted Securities"** shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

2.94 **"Trigger Event"** shall have the meaning set forth in Section 6.6.7;

2.95 **"TSX"** shall mean the Toronto Stock Exchange or any successor thereto;

Tor#: 9470239.18

2.96   "**Voting Shares**" shall have the meaning set forth in Section 6.2;

2.97   "**VWAP**" per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

3.   Dividends.

3.1   Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 3.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 3.2, 3.5 or 3.6.

3.2   Notwithstanding anything to the contrary in Section 3.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added, for each share of Preferred Stock, to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made, for each share of Preferred Stock, a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

3.3   If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such

quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

3.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

3.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

3.5.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

3.5.2.   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3.6   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with this this Part C of this Article Fourth during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date.

3.6.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

3.6.2.   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the

41

close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

4. Voting and Protective Provisions.

4.1 Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 4 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

4.2 So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

4.2.1. any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock, including the issuance of any Series B-2 Preferred Stock other than pursuant to the terms of the Subscription Agreement;

4.2.2. any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

4.2.3. any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 6; or

4.2.4. any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

4.3 Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

4.3.1. to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

4.3.2. to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

4.3.3. to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

4.4   Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

4.5   In exercising the voting rights set forth in Section 4.2, each share of Preferred Stock shall be entitled to one vote.

4.6   The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

5.   Liquidation Rights.

5.1   In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, after satisfaction of liabilities to holders of shares of Senior Stock, if any, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

5.2   In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 6.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

5.3   Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be

deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 5.

5.4   After the payment in full to the Holders of the amounts provided for in this Section 5, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

5.5   In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5.1 and 5.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

6.   Exchange.

6.1   The Holders shall have the right (the "**Holder Exchange Right**"), subject to the Exchange Cap and the Rights Plan Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap or the Rights Plan Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date, (G) the Securities Representations, (H) in the case of the Engaged Capital Investors, shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX, and (I) in the case of the Engaged Capital Investors, shall include a reply certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 6.1, the Company shall deliver the shares of

Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date; and in the case of an exchange by the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding the foregoing, in the case of any shares of Preferred Stock subject to the Rights Plan Exchange Cap, the Optional Exchange Date may be no sooner than sixty-one days following the Optional Exchange Notice Date and no shares of Parent Common Shares will be delivered in respect of such Preferred Stock at any time prior to sixty-one days following the Optional Exchange Notice Date. Notwithstanding the foregoing, the Engaged Capital Investors may not deliver an Optional Exchange Notice under this Section 6.1, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.1, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.2   To the extent of any shares of Preferred Stock that could be exchanged for Parent Common Shares pursuant to a Holder Exchange Right where, as a result, such Holder would be deemed to be the Beneficial Owner of in excess of 19.99% of the number of Parent Common Shares or any other shares in the capital stock of the Parent entitled to vote generally for the election of directors ("**Voting Shares**") outstanding immediately after giving effect to such exchange under the terms of the Shareholder Rights Plan (such limit, the "**Rights Plan Exchange Cap**"), the Holder may not become the Beneficial Owner of such Parent Common Shares until the lapse of sixty-one days following the date of the exercise of a Holder Exchange Right for such shares of Preferred Stock. For the purposes of this Section 6.2, the determination of percentage ownership of Voting Shares Beneficially Owned by any Holder shall be made in accordance with the terms and conditions of the Shareholder Rights Plan.

6.3   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap and the Rights Plan Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.3, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 6.3 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or

(ii) above), (F) the surrender locations specified in Section 6.4 and (G) in the case of the Engaged Capital Investors, shall include a certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap and the Rights Plan Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date, and in the case of the Engaged Capital Investors, such first notice shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 6.3, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date, and in the case of an exchange with respect to the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding anything to the contrary in this Section 6.3, a Holder may exercise an Optional Parent Put Right after receipt of a Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 6.3 unless the Parent Common Shares delivered to the Holders under this Section 6.3 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap or the Rights Plan Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 6.3, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap or the Rights Plan Exchange Cap, as applicable, no longer prevents such delivery, provided that if after 90 days the Exchange Cap or the Rights Plan Exchange Cap, as applicable, still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder. Notwithstanding the foregoing, the Company may not deliver a Forced Exchange Notice under this Section 6.3 to the Engaged Capital Investors, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.3, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.4   Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or

its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 6.10.

6.5   Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap or the Rights Plan Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 10 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 6.4 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

6.6   The Exchange Price shall be subject to the following adjustments (except as provided in Section 6.7):

6.6.1. If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0   =   the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1   =   the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

6.6.2. If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

6.6.3. If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

6.6.4. Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

48

$$EP2 = EP1\frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

6.6.5. In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as

soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 6.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 6.6.1 to 6.6.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

6.6.6. Notwithstanding anything herein to the contrary, no adjustment under this Section 6.6 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

6.6.7. Notwithstanding any other provisions of this Section 6.6, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 6.6 (and no adjustment to the Exchange Price under this Section 6.6 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 6.6.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 6.6 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

6.6.8. The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

6.7 Notwithstanding anything to the contrary in Section 6.6, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 6.6.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 6.6.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 6.6.2 or Section 6.6.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

6.8 If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

6.9 Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

6.10 The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or

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Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

6.11 Exchange Caps

6.11.1. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder shall include, in addition to Common Shares beneficially owned, the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible or exchangeable into Parent Common Shares beneficially owned by such Holder (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.11.1, beneficial ownership shall be calculated in accordance with Rule 13d-3 (without giving any effect to paragraph (b) of Rule 13d-3) and Rule 13d-5 under the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap.

6.11.2. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would become the Beneficial Owner of the number of Voting Shares in excess of the Rights Plan Exchange Cap.

6.11.3. If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

6.11.4. If any shares of Preferred Stock are redeemed pursuant to Section 8.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 6.1 or Section 6.3, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**").

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6.12   Any shares of Parent Common Shares delivered pursuant to this Section 6 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

7.   Redemption.

7.1   On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 7 shall be subject to compliance with the provisions of the Senior Debt Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 7.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

7.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 3.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

7.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 7 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

7.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise make available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will

terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

8.   Change of Control.

8.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

8.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Senior Debt Agreements (as such senior debt agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock and for so long as such restrictive terms continue or have not been waived by the applicable lenders or holders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 8, the loans and other debt obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, to the extent required to be repaid prior to such redemption of the Preferred Stock, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock and the restrictions on the redemption of the shares of Preferred Stock and the obligations of the Company under the Second Lien Indenture will apply,

including, without limitation, any Change of Control Offer (as defined in the Second Lien Indenture) required by the terms of the Second Lien Indenture. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

8.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 8 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

8.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

8.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

9.   Events of Noncompliance.

9.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as

contemplated by this Section 9.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

9.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

10.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

11.   Uncertificated Shares; Certificated Shares.

11.1   Uncertificated Shares.

11.1.1. Form. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

11.1.2. Transfer. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

11.1.3. Legends.

(A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit D hereto.

(B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

"THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD,

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ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

11.2   Certificated Shares.

11.2.1. Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit D, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

11.2.2. Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

11.2.3. Transfer and Exchange. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A)   shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B)   is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I)   if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit F hereto; or

(II)   if such Certificated Preferred Stock is being transferred to the Company or to a "qualified institutional buyer" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit F hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 11.2.4.

11.2.4. <u>Legends</u>.

(A)   Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit D hereto.

(B)   Each certificate evidencing Parent Common Shares delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

(C)   Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

11.2.5. <u>Replacement Certificates</u>. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of

and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

11.2.6. Cancellation. In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

11.3 Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock.

11.3.1. To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 11.

11.3.2. All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

11.3.3. Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

11.3.4. No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

11.3.5. No Obligation of the Transfer Agent. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to

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examine the same to determine substantial compliance as to form with the express requirements hereof.

12. <u>Miscellaneous</u>.

12.1 With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

12.2 Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

12.3 The shares of Preferred Stock shall be issuable only in whole shares.

12.4 All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

12.5 Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

12.6 Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

12.7 Except as set forth in Section 4.2.2 and in the Engaged Capital Investor Rights Agreement and the Oaktree Amended and Restated Investor Rights Agreement, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

D. SERIES B-2 PREFERRED STOCK

Of the preferred stock authorized and unissued by the Certificate of Incorporation, 30,000 shares shall be designated Series B-2 Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part D of this Article Fourth refer to sections and

subsections of Part D of this Article Fourth and references to "Preferred Stock" refer to the Series B-2 Preferred Stock as defined in Section 2.72 of this Part D of this Article Fourth.

1. General. The Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Company, ranks: (i) senior to all Junior Stock; (ii) on parity with all Parity Stock; (iii) junior to all Senior Stock; (iv) junior to existing and future indebtedness of the Company; and (v) structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries (if any) and any capital stock of the Company's Subsidiaries not held by the Company, in each case as provided more fully herein.

2. Definitions. For purposes of this Part D of this Article Fourth, the following definitions shall apply:

2.1 "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020), by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.2 "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 3.1, less any dividends paid in cash pursuant to Section 3.1 or 3.2 or dividends added to the Liquidation Preference pursuant to Sections 3.2, 3.5 or 3.6, from the Issue Date up to, but not including, such date;

2.3 "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 3.3 and 3.6 as reduced by the payment of dividends out of such amount pursuant to Section 3.4;

2.4 "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 3.2, 3.5, and 3.6;

2.5 "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

2.6 "**Average VWAP**" per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

2.7 "**Beneficially Own**" or "**Beneficial Owner**" shall have the meaning given that term by the Shareholder Rights Plan.

2.8   **"Beneficial Ownership Exchange Cap"** shall have the meaning set forth in Section 6.11.1;

2.9   **"Board of Directors"** shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

2.10   **"Business Day"** shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

2.11   **"Capital Reorganization"** shall have the meaning set forth in Section 6.6;

2.12   **"Cash Dividends"** shall have the meaning set forth in Section 3.1;

2.13   **"Certificated Preferred Stock"** shall have the meaning set forth in Section 11.2.1;

2.14   **"Change of Control"** shall mean the occurrence of any of the following:

(a)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b)   the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c)   a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

(d)   Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

2.15   **"Change of Control Redemption Date"** shall have the meaning set forth in Section 8.2;

2.16   **"Change of Control Redemption Notice"** shall have the meaning set forth in Section 8.4;

2.17   **"Change of Control Redemption Premium"** shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Date and subject to Section 6.11.1, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

2.18   **"Change of Control Redemption Price"** shall have the meaning set forth in Section 8.3;

2.19   **"Closing Sale Price"** of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

2.20   **"Common Stock"** shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

2.21   **"Company"** shall mean SunOpta Foods Inc., a Delaware corporation;

2.22   **"Dividend Change Date"** shall mean the first day following the end of the Company's third fiscal quarter in the year 2029;

2.23   **"Dividend Payment Date"** shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

2.24   **"Dividend Rate"** shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 10.0% per annum thereafter, subject in each case to adjustment as provided in Section 9;

2.25   **"Dividend Record Date"** shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

2.26 "**Engaged Capital Investor**" shall mean one or more Affiliates of Engaged Capital, LLC;

2.27 "**Engaged Capital Investor Rights Agreement**" shall mean the Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Engaged Capital Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.28 "**Event of Noncompliance**" shall mean:

(a) the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 7.1 and 8.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b) the Company fails to deliver the required number of Parent Common Shares contemplated by Section 6.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 6.6, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 6.7 and 6.11; or

(c) Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) and 2.1(f) of the Oaktree Investor Rights Agreement or Sections 2.1(a), 2.1(b) and 2.1(e) of the Engaged Investor Rights Agreement or Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d) the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

2.29 "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

2.30 "**Exchange Agreement**" shall mean the Exchange and Support Agreement, dated as of [●], 2020, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

2.31 "**Exchange Cap**" shall have the meaning set forth in Section 6.11;

2.32 "**Exchange Date**" shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

2.33 "**Exchange Price**" shall mean 130% of the Average VWAP during a 15 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of the Series B-2 Sale Option Notice (as defined in the Subscription Agreement); provided that (i) if such amount is greater than $3.50, the Exchange Price shall be $3.50, (ii) if such amount is less than $2.00, the Exchange Price shall be $2.00, and (iii) if such amount is less than the Exchange Price Floor, the Exchange Price shall be the Exchange Price Floor; as may be adjusted from time to time in the manner set forth herein;

2.34 "**Exchange Price Floor**" means $[●], which represents the lower of (i) the Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) on the Trading Day immediately prior to the Subscription Date ($[●]) and (ii) the average Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) for the five Trading Days immediately prior to the Subscription Date ($[●]), as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

2.35 "**Exchange Rate**" shall have the meaning set forth in Section 6.1;

2.36 "**Excluded Issuances**" shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Part D of this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), (v) triggering an adjustment under any provision of Section 6.6 other than 6.6.4, and (vi) in whole or in part to one or more Holders, solely to the extent of such Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares sold or issued to such Holders;

2.37 "**Ex-Date**" means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

2.38   "**Forced Exchange Date**" shall have the meaning set forth in Section 6.3;

2.39   "**Forced Exchange Notice**" shall have the meaning set forth in Section 6.3;

2.40   "**Forced Exchange Notice Date**" shall have the meaning set forth in Section 6.3;

2.41   "**Holder**" and, unless the context requires otherwise, "**holder**" shall each mean a holder of record of a share of Preferred Stock;

2.42   "**Holder Exchange Right**" shall have the meaning set forth in Section 6.1;

2.43   "**Investor**" shall mean the Oaktree Investor and the Engaged Capital Investor;

2.44   "**Issue Date**" shall mean the original date of issuance of the Preferred Stock;

2.45   "**Issued Amount**" shall mean meaning given in Section 6.11.1;

2.46   "**Junior Stock**" shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.47   "**Liquidation Preference**" shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 3.2, 3.5 and 3.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

2.48   "**Make Whole Issuable Maximum**" means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

2.49   "**Market Value**" shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

2.50   "**Non-Cash Dividend Election**" shall have the meaning set forth in Section 3.2;

2.51   "**Oaktree Investor**" shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

2.52   "**Oaktree Amended and Restated Investor Rights Agreement**" shall mean the Amended and Restated Investor Rights Agreement, dated [●], 2020, by and among the

Parent, the Company and the Oaktree Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.53 "**Officer**" shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

2.54 "**opening of business**" shall mean 9:00 a.m. (Toronto time);

2.55 "**Optional Exchange Date**" shall have the meaning set forth in Section 6.1;

2.56 "**Optional Exchange Notice**" shall have the meaning set forth in Section 6.1;

2.57 "**Optional Exchange Notice Date**" shall have the meaning set forth in Section 6.1;

2.58 "**Optional Parent Put Exchange Date**" shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

2.59 "**Optional Parent Put Right**" shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

2.60 "**Optional Redemption Date**" shall have the meaning set forth in Section 7.1;

2.61 "**Optional Redemption Notice**" shall have the meaning set forth in Section 7.3;

2.62 "**Optional Redemption Price**" shall have the meaning set forth in Section 7.2;

2.63 "**OSA**" shall mean the *Securities Act* (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

2.64 "**Ownership Notice**" shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit H;

2.65 "**Parent**" shall mean SunOpta Inc., a company amalgamated under the *Business Corporations Act* (Canada);

2.66 "**Parent Common Shares**" shall mean the common shares of the Parent;

2.67   "**Parity Stock**" shall mean the Series A Preferred Stock, Series B-1 Preferred Stock and any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.68   "**Paying Agent**" shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

2.69   "**Person**" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

2.70   "**PIF**" means a personal information form in accordance with the requirements of the TSX;

2.71   "**Post CoC Exchange Cap**" shall have the meaning set forth in Section 6.11.4;

2.72   "**Preferred Stock**" shall mean the Series B-2 Preferred Stock of the Company authorized pursuant to this Part D of this Article Fourth;

2.73   "**Prospective Debt Financing**" shall mean the debt financing to be entered into on or about [●], 2020 in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

2.74   "**Redeeming Party**" shall have the meaning set forth in Section 8.2;

2.75   "**Reference Property**" shall have the meaning set forth in Section 6.6;

2.76   "**Rights Plan Exchange Cap**" shall have the meaning set forth in Section 6.2;

2.77   "**SEC**" shall mean the Securities and Exchange Commission;

2.78   "**Second Lien Indenture**" shall mean that certain indenture, dated as of October 20, 2016, among the Company, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, relating to the 9.5% Senior Secured Second Lien Notes due 2022 of the Company, as amended, supplemented, restated, converted, exchanged, replaced or modified from time to time;

2.79   "**Securities Act**" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

2.80   "**Securities Exchange**" shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

2.81 **"Securities Representations"** shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

2.82 **"Senior Debt Agreements"** shall mean the Second Lien Indenture, the ABL Agreement and the Prospective Debt Financing;

2.83 **"Senior Stock"** shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.84 **"Series A Preferred Stock"** shall mean the Series A Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.85 **"Series B-1 Preferred Stock"** shall mean the Series B-1 Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.86 **"Shareholder Rights Plan"** means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016 as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

2.87 **"Shelf Registration Statement"** shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

2.88 **"Subscription Agreement"** shall mean the securities subscription agreement dated as of [●], 2020 between the Oaktree Investor, the Engaged Capital Investor, the Parent and the Company;

2.89 **"Subscription Date"** shall mean the date the parties entered into the Subscription Agreement;

2.90 **"Subsidiary"** shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes. For the avoidance of doubt, for purposes of this

Tor#: 9470239.18

Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

2.91 "**Trading Day**" shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, "**Trading Day**" shall mean a Business Day;

2.92 "**Transfer Agent**" shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

2.93 "**Transfer Restricted Securities**" shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

2.94 "**Trigger Event**" shall have the meaning set forth in Section 6.6.7;

2.95 "**TSX**" shall mean the Toronto Stock Exchange or any successor thereto;

2.96 "**Voting Shares**" shall have the meaning set forth in Section 6.2;

2.97 "**VWAP**" per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

3. Dividends.

3.1 Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of

twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 3.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 3.2, 3.5 or 3.6.

3.2   Notwithstanding anything to the contrary in Section 3.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added, for each share of Preferred Stock, to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made, for each share of Preferred Stock, a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

3.3   If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

3.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

3.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

3.5.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be

paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

3.5.2. in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3.6   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with this this Part D of this Article Fourth during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date.

3.6.1. in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

3.6.2. in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

4.   Voting and Protective Provisions.

4.1   Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 4 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

4.2   So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

4.2.1. any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock;

4.2.2. any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

4.2.3. any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 6; or

4.2.4. any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

4.3 Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

4.3.1. to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

4.3.2. to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

4.3.3. to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

4.4 Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

4.5 In exercising the voting rights set forth in Section 4.2, each share of Preferred Stock shall be entitled to one vote.

4.6 The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

5.   Liquidation Rights.

5.1   In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, after satisfaction of liabilities to holders of shares of Senior Stock, if any, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

5.2   In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 6.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

5.3   Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 5.

5.4   After the payment in full to the Holders of the amounts provided for in this Section 5, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

5.5   In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5.1 and 5.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

6.   Exchange.

6.1   The Holders shall have the right (the "**Holder Exchange Right**"), subject to the Exchange Cap and the Rights Plan Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each

share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap or the Rights Plan Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date, (G) the Securities Representations, (H) in the case of the Engaged Capital Investors, shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX, and (I) in the case of the Engaged Capital Investors, shall include a reply certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement has been cleared by the TSX. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 6.1, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date, and in the case of an exchange by the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding the foregoing, in the case of any shares of Preferred Stock subject to the Rights Plan Exchange Cap, the Optional Exchange Date may be no sooner than sixty-one days following the Optional Exchange Notice Date and no shares of Parent Common Shares will be delivered in respect of such Preferred Stock at any time prior to sixty-one days following the Optional Exchange Notice Date. Notwithstanding the foregoing, the Engaged Capital Investors may not deliver an Optional Exchange Notice under this Section 6.1, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.1, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.2 To the extent of any shares of Preferred Stock that could be exchanged for Parent Common Shares pursuant to a Holder Exchange Right where, as a result, such Holder would be deemed to be the Beneficial Owner of in excess of 19.99% of the number of Parent Common Shares or any other shares in the capital stock of the Parent entitled to vote generally

for the election of directors ("**Voting Shares**") outstanding immediately after giving effect to such exchange under the terms of the Shareholder Rights Plan (such limit, the "**Rights Plan Exchange Cap**"), the Holder may not become the Beneficial Owner of such Parent Common Shares until the lapse of sixty-one days following the date of the exercise of a Holder Exchange Right for such shares of Preferred Stock. For the purposes of this Section 6.2, the determination of percentage ownership of Voting Shares Beneficially Owned by any Holder shall be made in accordance with the terms and conditions of the Shareholder Rights Plan.

        6.3   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap and the Rights Plan Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.3, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 6.3 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or (ii) above), (F) the surrender locations specified in Section 6.4 and (G) in the case of the Engaged Capital Investors, shall include a certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap and the Rights Plan Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date, and in the case of the Engaged Capital Investors, such first notice shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 6.3, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date, and in the case of an exchange with respect to the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding anything to the contrary in this Section 6.3, a Holder may exercise an Optional Parent Put Right after receipt of a

Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 6.3 unless the Parent Common Shares delivered to the Holders under this Section 6.3 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap or the Rights Plan Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 6.3, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap or the Rights Plan Exchange Cap, as applicable, no longer prevents such delivery, provided that if after 90 days the Exchange Cap or the Rights Plan Exchange Cap, as applicable, still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder. Notwithstanding the foregoing, the Company may not deliver a Forced Exchange Notice under this Section 6.3 to the Engaged Capital Investors, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.3, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.4 Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 6.10.

6.5 Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap or the Rights Plan Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 10 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 6.4 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

Tor#: 9470239.18

6.6   The Exchange Price shall be subject to the following adjustments (except as provided in Section 6.7):

6.6.1. If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0   =   the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1   =   the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

6.6.2. If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0   =   the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X   =   the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y   =   the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered.   If such rights, options or warrants are only

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exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

6.6.3. If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

6.6.4. Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

$$EP2 = EP1\frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

6.6.5. In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 6.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 6.6.1 to 6.6.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

6.6.6. Notwithstanding anything herein to the contrary, no adjustment under this Section 6.6 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

6.6.7. Notwithstanding any other provisions of this Section 6.6, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are

deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 6.6 (and no adjustment to the Exchange Price under this Section 6.6 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 6.6.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 6.6 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

6.6.8. The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

6.7 Notwithstanding anything to the contrary in Section 6.6, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 6.6.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 6.6.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 6.6.2 or Section 6.6.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such

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number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

6.8   If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

6.9   Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

6.10   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

6.11   Exchange Caps

6.11.1. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder shall include, in addition to Common Shares beneficially owned, the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible

or exchangeable into Parent Common Shares beneficially owned by such Holder (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.11.1, beneficial ownership shall be calculated in accordance with Rule 13d-3 (without giving any effect to paragraph (b) of Rule 13d-3) and Rule 13d-5 under the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap.

6.11.2. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would become the Beneficial Owner of the number of Voting Shares in excess of the Rights Plan Exchange Cap.

6.11.3. If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

6.11.4. If any shares of Preferred Stock are redeemed pursuant to Section 8.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 6.1 or Section 6.3, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**").

6.12   Any shares of Parent Common Shares delivered pursuant to this Section 6 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

7.   Redemption.

7.1   On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 7 shall be subject to compliance with the provisions of the Senior Debt Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 7.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business

Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

7.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 3.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

7.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 7 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

7.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise make available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

8.   Change of Control.

8.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the

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option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

8.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Senior Debt Agreements (as such senior debt agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock and for so long as such restrictive terms continue or have not been waived by the applicable lenders or holders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 8, the loans and other debt obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, to the extent required to be repaid prior to such redemption of the Preferred Stock, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock and the restrictions on the redemption of the shares of Preferred Stock and the obligations of the Company under the Second Lien Indenture will apply, including, without limitation, any Change of Control Offer (as defined in the Second Lien Indenture) required by the terms of the Second Lien Indenture. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

8.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 8 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

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8.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

8.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

9.   Events of Noncompliance.

9.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as contemplated by this Section 9.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

9.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

10.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

11. Uncertificated Shares; Certificated Shares.

    11.1   Uncertificated Shares.

        11.1.1. Form. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

        11.1.2. Transfer. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

        11.1.3. Legends.

        (A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit G hereto.

        (B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

    "THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

    11.2   Certificated Shares.

        11.2.1. Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit G, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

        11.2.2. Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

11.2.3. <u>Transfer and Exchange</u>. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B) is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I) if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit I hereto; or

(II) if such Certificated Preferred Stock is being transferred to the Company or to a "qualified institutional buyer" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit I hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 11.2.4.

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11.2.4. Legends.

(A)   Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit G hereto.

(B)   Each certificate evidencing Parent Common Shares delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

(C)   Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

11.2.5. Replacement Certificates. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

11.2.6. Cancellation. In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

11.3   Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock.

11.3.1. To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 11.

11.3.2. All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

11.3.3. Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

11.3.4. No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

11.3.5. <u>No Obligation of the Transfer Agent</u>. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

12. <u>Miscellaneous</u>.

12.1   With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

12.2   Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

12.3   The shares of Preferred Stock shall be issuable only in whole shares.

12.4   All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

12.5   Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

12.6   Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

12.7   Except as set forth in Section 4.2.2 and in the Engaged Capital Investor Rights Agreement and the Oaktree Amended and Restated Investor Rights Agreement, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

FIFTH: Subject to any additional vote required by the certificate of incorporation or bylaws of the Company, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the Company.

SIXTH: Subject to the certificate of incorporation of the Company, the number of directors of the Company shall be determined in the manner set forth in the bylaws of the Company.

SEVENTH: Elections of directors need not be by written ballot unless the bylaws of the Company shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the Company may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Company.

NINTH: To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Company shall not adversely affect any right or protection of a director of the

Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1.   Right to Indemnification of Directors and Officers.   The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding.   Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Company shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2.   Prepayment of Expenses of Directors and Officers.   The Company shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3.   Claims by Directors and Officers.   If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Company, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4.   Indemnification of Employees and Agents.   The Company may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Company or, while an employee or agent of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding.   The ultimate

determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Company shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5.   <u>Advancement of Expenses of Employees and Agents</u>. The Company may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6.   <u>Non-Exclusivity of Rights</u>. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Company's certificate of incorporation, the Company's bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

7.   <u>Other Indemnification</u>. The Company's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Company, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Company, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.   <u>Insurance</u>. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Company's expense insurance: (a) to indemnify the Company for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Company under the provisions of this Article Tenth.

9.   <u>Amendment or Repeal</u>. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

*   *   *

3. That the foregoing amendment and restatement was approved by the sole stockholder of the corporation entitled to vote on such action, representing all of the outstanding shares of the corporation voting in favor of the amendment, in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Company's certificate of incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature page follows]

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Company on this ___day of April, 2020.

By:_____

Name: _____

Title: _____

EXHIBIT A

FORM OF PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Tor#: 9470239.18

Series A Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series A Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as the same may be amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2016.

SUNOPTA FOODS INC.

By: _____
       Name: ■
       Title: ■

By: _____
       Name: ■
       Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By _____

Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

Tor#: 9470239.18

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date: ■

Signature: ■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

EXHIBIT B

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by   _____

          Authorized Signatory

EXHIBIT C

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series A Preferred Stock (the "**Preferred Stock**") of SunOpta Foods Inc. (the "**Company**") This Certificate relates to shares of Preferred Stock held by (the "**Transferor**") in*:

☐   book entry form; or

☐   definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the "**Securities Act**") because *:

☐   such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐   such Preferred Stock is being transferred to the Company;

☐   such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐   such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■
_____

*   Please check applicable box.

Tor#: 9470239.18

EXHIBIT D

FORM OF SERIES B-1 PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**"), AS AMENDED (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Tor#: 9470239.18

Series B-1 Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series B-1 Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as amended, as the same may be further amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2020.

SUNOPTA FOODS INC.

By: _____
      Name: ■
      Title: ■

By: _____
      Name: ■
      Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By _____

Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

105

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:■

Signature:■

    (Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

EXHIBIT E

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by   _____
            Authorized Signatory

Tor#: 9470239.18

EXHIBIT F

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series B-1 Preferred Stock (the **"Preferred Stock"**) of SunOpta Foods Inc. (the **"Company"**) This Certificate relates to shares of Preferred Stock held by (the **"Transferor"**) in*:

☐   book entry form; or

☐   definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the **"Securities Act"**) because *:

☐   such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐   such Preferred Stock is being transferred to the Company;

☐   such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐   such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■

_____

*   Please check applicable box.

EXHIBIT G

FORM OF SERIES B-2 PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**"), AS AMENDED (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Series B-2 Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series B-2 Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as amended, as the same may be further amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2020.

SUNOPTA FOODS INC.

By: _____
     Name: ■
     Title: ■

By: _____
     Name: ■
     Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By _____

Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

112

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:■

Signature:■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

EXHIBIT H

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by   _____
            Authorized Signatory

EXHIBIT I

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series B-2 Preferred Stock (the **"Preferred Stock"**) of SunOpta Foods Inc. (the **"Company"**) This Certificate relates to shares of Preferred Stock held by (the **"Transferor"**) in*:

☐   book entry form; or

☐   definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the **"Securities Act"**) because *:

☐   such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐   such Preferred Stock is being transferred to the Company;

☐   such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐   such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■
_____

*   Please check applicable box.

EXHIBIT D

OAKTREE INVESTOR RIGHTS AGREEMENT

See attached.

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

OAKTREE ORGANICS, L.P.

and

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.

and

SUNOPTA INC.

and

SUNOPTA FOODS INC.

[●], 2020

TABLE OF CONTENTS

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT made the [●]th day of [●], 2020,

BETWEEN:

> **OAKTREE ORGANICS, L.P.**, a limited partnership existing under the laws of the State of Delaware,

> - and -

> **OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.**, a limited partnership existing under the laws of the State of Delaware,

> (collectively, hereinafter referred to as the "**Investors** " and each an "**Investor**"),

> - and -

> **SUNOPTA INC.**, a corporation existing under the federal laws of Canada,

> (hereinafter referred to as the "**Parent**"),

> - and -

> **SUNOPTA FOODS INC.**, a corporation existing under the laws of the State of Delaware,

> (hereinafter referred to as the "**Issuer**"),

WHEREAS the Parent, the Issuer and the Investors have entered into that certain Investor Rights Agreement, dated October 7, 2016, in connection with the purchase and sale by the Investors and the Issuer of 85,000 shares of Series A Preferred Shares (the "**Original Agreement**");

AND WHEREAS, in accordance with Section 6.5(c)(viii) of the Original Agreement, between the dates of March 3, 2017 and March 6, 2017, the Investors acquired 3,000,000 Common Shares in the aggregate through the facilities of the NASDAQ;

AND WHEREAS on May 6, 2017 the Parent granted a limited waiver of Section 6.5(a)(i) of the Original Agreement, which permits the Investors to purchase, on or before May 6, 2020, up to that number of additional Common Shares equal to the lesser of (the "**Waiver Allocation**") (i) 5,125,036 and (ii) that number of Common Shares that would ensure that the Investors' "beneficial ownership" of voting or equity securities of the Parent within the meaning of applicable Securities Laws and the Shareholder Rights Plan does not exceed 19.99% of the outstanding Common Shares on a partially-diluted as-exchanged basis at the time of such purchase;

AND WHEREAS the Investors acquired (i) 1,392,699 Common Shares on May 12, 2017 and (ii) 3,700,000 Common Shares on December 15, 2017 (collectively, the "**Previously Acquired Waiver Shares**"), in each case through the facilities of the NASDAQ;

AND WHEREAS the Parent, the Issuer and the Investors have entered into a securities subscription agreement dated the date hereof (the "**Subscription Agreement**") pursuant to which the Investors subscribed for the Purchased Series B-1 Preferred Shares and agreed to subscribe for, only if and to the extent the Parent exercises the Series B-2 Sale Option, the Purchased Series B-2 Preferred Shares (each as defined below);

AND WHEREAS in connection with the Investors' subscription pursuant to the Subscription Agreement, the Parent and the Issuer have agreed to grant certain rights set out herein to the Investors, on the terms and subject to the conditions set out herein;

AND WHEREAS the parties wish to enter into this Agreement in order to amend and restate the Original Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE I
INTERPRETATION

1.1   Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"**ABL Loan Agreement**" means the asset-based revolving credit facility dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020 and as may be amended on or about the date hereof in respect of the Prospective Debt Financing) between the Parent, the Issuer and The Organic Corporation B.V., as borrower, and certain other subsidiaries of the Parent, as borrowers and guarantors, Bank of America, N.A., Bank of America, N.A. (acting through its Canada branch), Bank of America, N.A. (acting through its London branch), Rabobank Nederland, Canadian branch, Bank of Montreal, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association and Wells Fargo Capital Finance Corporation Canada, and the ABL Lenders, as lenders, as the same may be restated, amended or amended and restated from time to time;

"**Act**" means the *Canada Business Corporations Act*;

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"**Additional Market Shares**" means that number of Common Shares by which the Waiver Allocation exceeds the Previously Acquired Waiver Shares;

"**Affiliate**" means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

"**Approved Change of Control Transaction**" means a Change of Control Transaction which has been approved by a majority of the independent members of, and publicly recommended for acceptance by shareholders of the Parent by, the Board of Directors;

"**As-Exchanged Ownership of the Investors**" means, as at any date, the aggregate interest of the Investors and their Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Purchased Series B Preferred Shares and the Series A Preferred Shares beneficially owned or controlled by the Investors and their Affiliates at the relevant date are exchangeable (without giving effect to any applicable Exchange Cap or Rights Plan Exchange Cap) plus (ii) the number of Common Shares beneficially owned or controlled by the Investors and their Affiliates as a result of the exchange of the Purchased Series B Preferred Shares or the Series A Preferred Shares or exercise of the Participation Right, at the relevant date plus (iii) the number of Additional Market Shares beneficially owned or controlled by the Investors and their Affiliates at the relevant date, and (b) the denominator of which shall be the number of Common Shares outstanding as at such relevant date, calculated on a partially diluted basis assuming the issuance or delivery of Exchange Common Shares issuable or deliverable upon exercise of the Purchased Series B Preferred Shares and the Series A Preferred Shares (without giving effect to any applicable Exchange Cap or Rights Plan Exchange Cap);

"**Board Observer**" has the meaning given to such term in Section 2.3(a);

"**Board of Directors**" means the board of directors of the Parent;

"**Business Day**" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York and (b) a day on which banks are generally closed in the Province of Ontario or the State of New York;

"**Canadian Securities Acts**" means the applicable securities legislation of each of the provinces of Canada and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

"**Canadian Securities Commissions**" means the securities commissions or similar securities regulatory authorities in each of the provinces of Canada;

"**Capitalized Lease Obligations**" shall mean, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP (as defined in the Second Lien Indenture);

"**Change of Control Transaction**" shall mean the occurrence of any of the following:

(a)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned subsidiary);

(b)   the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the U.S. Exchange Act), directly or indirectly, of more than 50% of the voting power of the Parent; *provided*, however, solely for purposes of this subsection (b), a "Person" shall include a "group" within the meaning of Section 13(d) of the U.S. Exchange Act; or

(c)   a plan or scheme of arrangement, merger, amalgamation, consolidation, share sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction;

"**Closing Date Debt Agreements**" means, collectively, any current or future Capitalized Lease Obligations of the Parent or its subsidiaries and the credit facilities made available to the Parent or its subsidiaries under the ABL Loan Agreement, the Second Lien Indenture and the Prospective Debt Financing, as applicable;

"**Closing Date Indebtedness**" means $490.7 million, being the aggregate amount outstanding as of December 28, 2019 in respect of "Bank Indebtedness and Long-Term Debt" as shown on Note 14 of the Parent's Annual Report on Form 10-K for the fiscal year ended December 28, 2019, plus the amount if any of the Prospective Debt Financing, plus any future Capitalized Lease Obligations of the Parent or its subsidiaries;

"**Common Shares**" means the common shares in the capital of the Parent;

"**Confidential Information**" means any and all information, in any form or medium, written or oral, whether concerning or relating to the Parent, its Affiliates, its and their officers and employees or any third party, (whether prepared by the Parent or on behalf of the Parent or otherwise, and irrespective of the form or means of communication and whether it is labeled or otherwise identified as confidential) that is furnished to or on behalf of the Investors or their Representatives by or on behalf of the Parent at any time, whether before, upon or after the execution of this Agreement, including all oral and written information relating to financial statements, projections, evaluations, plans, programs, customers, suppliers, facilities, equipment and other assets, products, processes, manufacturing, marketing, research and development, trade secrets, know-how, patent applications that that have not been published, technology and other confidential information and intellectual property of the Parent and its Affiliates. "Confidential Information" shall be deemed to include all notes, analyses, studies, interpretations, memoranda and other documents, material or reports (in any form or medium) prepared by the Investors and their Representatives that contain, reflect or are based upon, in whole or part, the information furnished to or on behalf of the Parent;

"**Confidentiality Agreement**" means the confidentiality agreement dated July 5, 2016 between the Parent and Oaktree Principal Fund VI, L.P.;

"**Demand Registration**" has the meaning given to such term in Section 5.2(a);

"**Demand Registration Request**" has the meaning given to such term in Section 5.2(a);

"**Engaged Capital Investors**" means Engaged Capital, LLC and certain of its Affiliates;

"**Engaged Capital Investor Rights Agreement**" means the investor rights agreement entered into between the Engaged Capital Investors, the Parent and the Issuer on the date hereof;

"**Engaged Capital Pro Rata Percentage**" means the percentage amount of the quotient of (i) the number of shares of Series B-1 Preferred Shares and Series B-2 Preferred Shares purchased by the Engaged Capital Investors on the date hereof and purchased by the Engaged Capital Investors on the exercise of the Series B-2 Sale Option, respectively, (ii) the number of Purchased Series B Preferred Shares;

"**Engaged Capital Series B Demand Shares**" has the meaning given to such term of Section 5.2(a);

"**Exchange Agreement**" means the exchange and support agreement entered into between the Investors, the Parent and the Issuer on the date hereof;

"**Exchange Cap**" has the meaning given to such term in Article Fourth of the Issuer's Amended and Restated Certificate of Incorporation with respect to the Series A Preferred Shares, and the meaning given to such term in the Series B-1 Preferred Share Terms and the Series B-2 Preferred Share Terms, as applicable;

"**Exchange Common Shares**" means the Common Shares issuable or deliverable to the Investors upon exchange of the Purchased Series B Preferred Shares or the Series A Preferred Shares, as applicable;

"**Exempt Issuance**" means the issuance by the Parent of Common Shares or Subject Securities: (a) pursuant to any merger, business combination or similar transaction, tender offer, exchange offer, formal take-over bid, statutory amalgamation, statutory arrangement or other statutory procedure, reorganization, asset purchase or other acquisition of assets or shares of a third party; (b) pursuant to a rights offering by the Parent to all of its holders of Common Shares and Preferred Shares (on an as-exchanged basis); (c) upon the exercise or conversion of any exchangeable or convertible Subject Securities; (d) pursuant to employee, advisor, director or advisory board compensation arrangements, including stock option plans; (e) as a result of the consolidation or subdivision of any securities of the Parent or its subsidiaries, or as special distributions, stock dividends or payments in kind or similar transactions; and (f) to any of the Investors or any of their Affiliates;

"**Exercise Notice**" has the meaning given to such term in Section 4.1(c);

"**Exercise Notice Period**" has the meaning given to such term in Section 4.1(c);

"**Governmental Entity**" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange including the TSX, the NASDAQ and any other exchange on which the securities of the Parent are listed or posted for trading;

"**Investor Allocation**" has the meaning given to such term in Section 4.1(c);

"**Investor Nominee**" has the meaning given to such term in Section 2.1(a);

"**Investor Series B Demand Shares**" has the meaning given to such term in Section 5.2(a);

"**Investors**" means collectively, Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P.;

"**Issuer**" has the meaning given to such term in the recitals hereto;

"**Laws**" means any and all federal, state, provincial, regional, local, municipal or other laws, statutes, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws;

"**NASDAQ**" means the NASDAQ stock market or any successor thereto;

"**New Indebtedness**" means any Indebtedness (as defined in the Second Lien Indenture) other than the Closing Date Indebtedness;

"**Nominee Confidentiality Agreement**" means a confidentiality agreement between the Investor Nominee, the Investor and the Parent entered into on the date hereof;

"**Observer Agreement**" means the observer governance and confidentiality agreement in the form attached hereto as Schedule 1.1(a);

"**Order**" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

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"**Original Agreement**" has the meaning given to such term in the recitals hereto;

"**Ownership Certificate**" has the meaning given to such term in Section 6.8(a);

"**Ownership of the Investors**" means, as of any date, the aggregate interest of the Investors and their Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares beneficially owned or controlled at such date by the Investors and their Affiliates, plus (ii) the number of Exchange Common Shares that are issuable on exchange of Purchased Series B Preferred Shares and the Series A Preferred Shares beneficially owned or controlled at such date by the Investors and their Affiliates (without giving effect to any applicable Exchange Cap or Rights Plan Exchange Cap), and (b) the denominator of which shall be the sum of (i) the total number of Exchange Common Shares issued on exchange of the Purchased Series B Preferred Shares and the Series A Preferred Shares as of such date, plus (ii) the number of Exchange Common Shares that remain issuable as of such date upon any future exchange of the Purchased Series B Preferred Shares and the Series A Preferred Shares (without giving effect to any applicable Exchange Cap or Rights Plan Exchange Cap);

"**Parent**" has the meaning given to such term in the recitals hereto;

"**Participation Right**" has the meaning given to such term in Section 4.1(b);

"**Person**" means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

"**Piggyback Notice**" has the meaning given to such term in Section 5.4(a);

"**Piggyback Registration**" has the meaning given to such term in Section 5.4(a);

"**Piggyback Request**" has the meaning given to such term in Section 5.4(a);

"**PMO**" has the meaning given to such term in Section 3.3(a);

"**PMO Representatives**" has the meaning given to such term in Section 3.3(a);

"**Preferred Shares**" means the Series A Preferred Shares, Series B-1 Preferred Shares, and the Series B-2 Preferred Shares;

"**Previously Acquired Waiver Shares**" has the meaning given to such term in the recitals hereto;

"**Prospective Debt Financing**" means the debt financing to be entered into on or about the date hereof in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

"**Purchased Series B Preferred Shares**" means the Purchased Series B-1 Preferred Shares and the Purchased Series B-2 Preferred Shares, and for certainty shall not include the Purchased Series B-2 Preferred Shares except to the extent issued to the Investors in accordance with the Series B-2 Sale Option;

"**Purchased Series B-1 Preferred Shares**" means 15,000 Series B-1 Preferred Shares issued to the Investors pursuant to the Subscription Agreement;

"**Purchased Series B-2 Preferred Shares**" means up to 15,000 Series B-2 Preferred Shares solely if and to the extent issued to the Investors pursuant to the Subscription Agreement;

"**Registrable Shares**" means any (i) Common Shares that the Investors have acquired or have the right to acquire upon exchange or conversion of the Purchased Series B Preferred Shares, Series A Preferred Shares or Subject Securities or that have been acquired by the Investors or their Affiliates by way of market or private purchases prior to the date hereof or (ii) any Additional Market Shares, provided, further that all Common Shares directly or indirectly issued or issuable with respect to the securities referred to in clauses (i) or (ii) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization shall also be deemed Registrable Shares;

"**Registration**" means the qualification under any of the Canadian Securities Acts of the distribution of Registrable Shares to the public in any or all of the provinces and territories of Canada pursuant to a prospectus and/or the registration under the U.S. Securities Act of the distribution of Registrable Shares to the public in the United States pursuant to a registration statement, as applicable;

"**Registration Expenses**" means all expenses incurred in connection with a Registration, including, without limiting the generality of the foregoing, the following:

(a)   all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent and the fees and disbursements of counsel to any underwriter, investment bank, manager or agent in connection with the Registration;

(b)   all fees, disbursements and expenses of counsel and auditors to the Parent (including as applicable, the expenses of any comfort letter);

(c)   all expenses incurred in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus, registration statement or any other offering document and any amendments and supplements thereto and in connection with the mailing and delivering of copies thereof to any underwriters and dealers;

(d)   all filing fees and registration and qualification expenses of any Canadian Securities Commission, the SEC or the Financial Industry Regulatory Authority, as applicable;

(e)   as applicable, all reasonable fees and expenses incurred in connection with compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel for the Investors in connection with blue sky registration of Registrable Shares);

(f)   all transfer agents', depositaries' and registrars' fees and the fees of any other agent appointed by the Parent in connection with a Registration;

(g)   all fees and expenses payable in connection with the listing of any Registrable Shares on each securities exchange or over the counter market on which the Common Shares are then listed;

(h)   all reasonable and actual expenses incurred by the Investors in connection with the Registration, including all reasonable fees, disbursements and expenses of the Investors' counsel; and

(i)   all costs and expenses of the Parent associated with the conduct of any "road show" related to such Registration;

"**registration statement**" means any registration statement of the Parent filed under the U.S. Securities Act (including a shelf registration statement) that covers the resale of any of the Registrable Shares pursuant to the provisions of this Agreement, any amendments and supplements to such registration statement, all exhibits thereto and all material incorporated by reference into such registration statement;

"**Regulatory Approval**" means that the applicable waiting period under section 123 of the *Competition Act* (Canada) shall have expired or been terminated or waived or the obligation to comply with Part IX of the *Competition Act* (Canada) will have been waived in accordance with subsection 113(c) of the *Competition Act* (Canada);

"**Representatives**" means with respect to the Investors, the directors, officers, partners, managers, members, employees, advisors, agents, Affiliates, and other representatives of the Investors, including attorneys, accountants, consultants and financial advisors of the Investors and any Board Observer or PMO Representative;

"**SEC**" means the United States Securities and Exchange Commission;

"**Second Lien Indenture**" means certain indenture, dated as of October 20, 2016, among the Issuer, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, relating to the 9.5% Senior Secured Second Lien Notes due 2022 of the Issuer;

"**Securities Laws**" means the Canadian Securities Acts, the U.S. Securities Act and the U.S. Exchange Act;

"**Series A Preferred Shares**" means shares of Series A Preferred Stock, par value $0.001 per share, in the capital stock of the Issuer, issued by the Issuer to the Investors pursuant to that certain subscription agreement, dated October 7, 2016 by and among the Parent, the Issuer and the Investors, having the terms set forth in Article Fourth of the Issuer's Amended and Restated Certificate of Incorporation;

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"**Series B Exchange Common Shares**" means the Common Shares issuable or deliverable to the Investors upon exchange of the Purchased Series B Preferred Shares;

"**Series B Preferred Shares**" means the Series B-1 Preferred Shares and the Series B-2 Preferred Shares;

"**Series B-1 Preferred Shares**" means shares of Series B-1 Preferred Stock in the capital stock of the Issuer;

"**Series B-1 Preferred Share Terms**" means the terms of the Series B-1 Preferred Shares as set out in Part C of Article Fourth of Schedule 1.1(b);

"**Series B-2 Preferred Shares**" means shares of Series B-2 Preferred Stock in the capital stock of the Issuer;

"**Series B-2 Preferred Share Terms**" means the terms of the Series B-2 Preferred Shares as set out in Part D of Article Fourth of Schedule 1.1(b);

"**Series B-2 Sale Option**" means the right of the Parent to require the Investors to purchase all or a portion of the Purchased Series B-2 Preferred Shares, as further described in the Subscription Agreement;

"**Series 1 Special Voting Shares**" means the Special Shares, Series 1 in the capital of the Parent;

"**Series 2 Special Voting Shares**" means the Special Shares, Series 2 in the capital of the Parent;

"**Shareholder Rights Plan**" means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016, as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

"**Standstill Period**" means the period beginning on the date hereof and terminating on the latest to occur of: (a) the date that is 24 months after the date hereof; and (b) the date that is six months following the later of: (i) the date on which no Investor Nominee serves on the Board of Directors; and (ii) the date on which the rights granted to the Investors under Article II and Article III terminate;

"**Subject Securities**" has the meaning given to such term in Section 4.1(a);

"**Subscription Agreement**" has the meaning given to such term in the recitals hereto;

"**Subsequent Offering**" has the meaning given to such term in Section 4.1(a);

"**Subsequent Offering Notice**" has the meaning given to such term in Section 4.1(a);

"**subsidiary**" has the meaning ascribed to such term in the Act;

"**Transaction Agreements**" means this Agreement, the Subscription Agreement, the Exchange Agreement and the Voting Trust Agreement;

"**Transfer**" has the meaning given to such term in Section 6.4;

"**TSX**" means the Toronto Stock Exchange or any successor thereto;

"**United States**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"**U.S. Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced;

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced;

"**Voting Trust Agreement**" means the voting trust agreement entered into between the Investors, the trustee named therein, the Parent and the Issuer on the date hereof in respect of the Series 2 Special Voting Shares; and

"**Waiver Allocation Shares**" has the meaning given to such term in the recitals hereto.

1.2   Defined Terms in the Series B Preferred Share Terms

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Series B-1 Preferred Share Terms or the Series B-2 Preferred Share Terms, as applicable.

1.3   Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)   the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b)   references to an "Article" or "Section" followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)   the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

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(d)   words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)   the word "including" is deemed to mean "including without limitation";

(f)   the terms "party" and "the parties" refer to a party or the parties to this Agreement;

(g)   any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)   any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)   all dollar amounts refer to currency of the United States;

(j)   any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)   whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.4   Amendment and Restatement

This Agreement amends and restates the Original Agreement. Without affecting the validity of any action taken in accordance with the Original Agreement prior to the date hereof, this Agreement replaces and supersedes the Original Agreement with respect to all matters arising after the date hereof.

1.5   Entire Agreement

The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, including the Confidentiality Agreement. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this the Transaction Agreements.

1.6   Time of Essence

Time shall be of the essence of this Agreement.

1.7   Governing Law and Submission to Jurisdiction

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(a)   This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b)   Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.8   Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.9   Take-over Bid Terminology

For the purposes of this Agreement, the term "take-over bid" shall include a tender offer conducted pursuant to applicable U.S. Securities Laws and the term "take-over bid circular" shall include a tender offer statement.

1.10   Schedules

The following Schedules are attached to and form an integral part of this Agreement:

Schedule 1.1(a)   –   Observer Agreement
Schedule 1.1(b)   –   Series B-1 Preferred Share Terms and Series B-2 Preferred Share Terms
Schedule 5.6   –   Registration Procedures

ARTICLE II
BOARD NOMINATION AND OBSERVER RIGHTS

2.1   Board of Directors Nominees

(a)   Subject to Section 2.4, the Investors shall be entitled collectively to designate (i) two nominees (each an "**Investor Nominee**") for election to the Board of Directors, for so long as the As-Exchanged Ownership of the Investors is not less than 11.1% and (ii) one Investor Nominee for election to the Board of Directors, for so long as the As-Exchanged Ownership of the Investors is less than 11.1% but greater than 5%. Each Investor Nominee must

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be an individual acceptable to the Parent, acting reasonably, and eligible to serve as a director of the Parent pursuant to applicable Law.

(b)   The Parent shall use commercially reasonable efforts to ensure that the Investor Nominees are elected to the Board of Directors, including soliciting proxies in support of their election and taking the same actions taken by the Parent to ensure the election of the other nominees selected by the Board of Directors for election to the Board of Directors.

(c)   So long as the Investors are entitled collectively pursuant to Section 2.4 to designate Investor Nominees to the Board of Directors, the size of the Board of Directors shall not exceed nine directors.

(d)   The Investors shall advise the Parent of the identity of an Investor Nominee at least 60 days prior to any meeting of shareholders at which directors of the Parent are to be elected or within 10 days of being notified of the record date for such a meeting. If the Investors do not advise the Parent of the identity of an Investor Nominee prior to such deadline, then the Investors will be deemed to have nominated their incumbent nominee.

(e)   The parties acknowledge that the initial Investor Nominees are: (i) Dean Hollis and (ii) Albert D. Bolles, and have been appointed to the Board of Directors as of the date hereof.

(f)   In the event that an Investor Nominee shall cease to serve as a director of the Parent, whether due to such Investor Nominee's death, disability, resignation or removal, the Parent shall cause the Board of Directors to promptly appoint a replacement Investor Nominee (who shall be a different person) designated by the Investors to fill the vacancy created by such death, disability, resignation or removal, provided that the Investors remain eligible to designate an Investor Nominee and that the replacement Investor Nominee is acceptable to the Parent, acting reasonably, and is an individual eligible to serve as a director pursuant to applicable Law.

(g)   Each Investor Nominee shall be compensated for his or her service and reimbursed for expenses related to such service consistent with the Parent's policies for director compensation and reimbursement; provided that an Investor Nominee that is a full-time employee of the Investors are not entitled to such compensation but are entitled to such expense reimbursement.

(h)   The Parent shall indemnify an Investor Nominee and provide the Investor Nominee with director and officer insurance to the same extent it indemnifies and provides insurance for the members of the Board of Directors pursuant to its organizational documents, applicable Law or otherwise.

2.2   Board Committees

So long as the Investors are collectively entitled pursuant to Section 2.4 to designate Investor Nominees, each Investor Nominee shall be eligible to serve on the committees of the Board of Directors and the Parent shall use reasonably commercial efforts to cause the Board of Directors to appoint one or both of the Investor Nominees, if applicable, to each such committee to ensure that the Investors have a proportionate representation on each such committee, provided

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that the Investor Nominees satisfy the eligibility criteria for such committee, including any requirements under applicable Laws, as determined by the Board of Directors.

2.3 Board Observer

(a) Subject to Section 2.4, the Investors shall be entitled collectively to designate one individual (who may be an employee of the Investors or their Affiliates) who is acceptable to the Parent, acting reasonably, (the "**Board Observer**") to attend meetings of the Board of Directors, committee meetings of the Board of Directors and any executive sessions, as a non-voting observer. Notwithstanding the foregoing, each of the following committees of the Board of Directors shall be entitled to exclude the Board Observer from attending any meeting, or portion thereof, of such committee in its discretion: the Audit Committee, the Corporate Governance Committee and the Compensation Committee. The Board Observer shall not have the right to vote at any meeting of the Board of Directors or be counted towards determining whether there is quorum for such meeting, but shall be entitled to participate in the discussions of the Board of Directors, committee meetings of the Board of Directors and any executive sessions.

(b) Subject to Section 2.3(e), the Parent shall:

(i) provide the Board Observer with notice, if any, of each meeting of the Board of Directors (telephonic or otherwise), in the same manner and at the same time as provided to the Board of Directors;

(ii) provide to the Board Observer copies of all materials provided to the Board of Directors, in the same manner and at the same time as provided to the Board of Directors;

(iii) provide to the Board Observer drafts of all resolutions proposed for signature by the Board of Directors (in lieu of a meeting) before such resolutions are so signed, in the same manner and at the same time as provided to the Board of Directors; and

(iv) permit the Board Observer to attend each meeting of the Board of Directors (telephonic or otherwise), including, without limitation, any committee meeting of the Board of Directors or executive sessions, as an observer,

except with respect to materials or resolutions, or attendance at such portions of any such meeting, in which (A) the subject matter relates to a transaction, proceeding or matter in which the Investors or their Affiliates or investee entities (other than the Parent) are or may be interested parties, and where the participation in such portion of any such meeting by the Board Observer or access to Confidential Information relating to the Parent would, upon the advice of counsel, give rise to a conflict of interest between the Investors and the Parent, as determined by the Board of Directors in its sole discretion, (B) the Board of Directors determines, upon the advice of counsel, that such exclusion is reasonably necessary to preserve solicitor-client privilege or (C) the Board of Directors determines, upon the advice of counsel, that such exclusion is reasonably necessary for the Parent or its subsidiaries to comply with their respective confidentiality obligations.

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(c)   The Investors shall advise the Parent of the identity of the Board Observer that it has designated, from time to time. The parties acknowledge that the initial Board Observer is: Zachary Serebrenik.

(d)   From the date on which the Parent provides notice to the Investors or the Board Observer of a bona fide claim or possible claim for a breach or threatened breach by the Board Observer of the Observer Agreement, the Parent shall not be required to comply with Section 2.3(b) unless and until such claim is abandoned or resolved substantially in the Board Observer's favour.

(e)   The Board Observer will be required to execute the Observer Agreement before being permitted to attend any meetings of the Board of Directors and/or being provided with any materials provided to the Board of Directors.

(f)   The Investors shall be entitled to designate one alternate Board Observer, who shall be acceptable to the Parent, acting reasonably, to attend meetings of the Board of Directors, committee meetings of the Board of Directors and any executive session, in the place of the Board Observer, provided that (i) the Investors provide written notice of the identity of such alternate Board Observer to the Board of Directors as soon as practicable prior to the meeting at which such alternate Board Observer will attend, and (ii) such alternate Board Observer shall have executed an Observer Agreement before being permitted to attend any meetings of the Board of Directors and/or being provided with any materials provided to the Board of Directors. For greater certainty, the Parent shall not be required to comply with the timing requirements of Section 2.3(b).

(g)   The Parent shall not be required to (i) pay any compensation to the Board Observer or any alternate Board Observer or (ii) provide any indemnification, or maintain coverage under any policies of directors' and officers' insurance, in favour of the Board Observer or any alternate Board Observer; provided, however, that the Parent shall reimburse any reasonable costs or expenses incurred by the Board Observer or any alternate Board Observer in connection with his or her attendance at meetings of the Board of Directors, committee meetings of the Board of Directors or any executive sessions.

2.4   Expiry of Board Nomination and Observer Rights

The rights granted to the Investors and the obligations of the Parent under this Article II shall terminate and be of no further force or effect on the earlier of:

(a)   the first day following the date on which the As-Exchanged Ownership of the Investors is less than 5%; and

(b)   the day that is 30 days following the delivery of a written notice from the Investors to the Parent terminating all of the rights granted to the Investors and the obligations of the Parent under this Article II, which written notice shall be deemed to constitute notice of the termination of the rights granted to the Investors and the obligations of the Parent under Article III in accordance with the requirements of Section 3.4(b).

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ARTICLE III
GOVERNANCE AND PMO RIGHTS

3.1   Governance Rights

Subject to Section 3.4, the Parent shall not, and shall ensure that its subsidiaries shall not, as applicable, without the prior written consent of the Investors:

(a)   so long as more than 10% of the Series A Preferred Shares remain outstanding, create (by reclassification or otherwise) any new class or series of shares of the Parent having rights, preferences or privileges senior to or on parity with the Series A Preferred Shares assuming that such Series A Preferred Shares had been issued at the level of the Parent;

(b)   so long as more than 10% of the Purchased Series B Preferred Shares remain outstanding, create (by reclassification or otherwise) any new class or series of shares of the Parent having rights, preferences or privileges senior to or on parity with the Purchased Series B Preferred Shares assuming that such Purchased Series B Preferred Shares had been issued at the level of the Parent;

(c)   amend its articles to increase or decrease any maximum number of authorized Series 1 Special Voting Shares or the Series 2 Special Voting Shares, or to increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Series 1 Special Voting Shares or the Series 2 Special Voting Shares;

(d)   amend its articles to effect an exchange, reclassification or cancellation of all or part of the Series 1 Special Voting Shares or the Series 2 Special Voting Shares;

(e)   create a new class or series of shares having rights equal or superior to the Series 1 Special Voting Shares or the Series 2 Special Voting Shares;

(f)   increase the size of the Board of Directors;

(g)   declare or pay any dividends on any capital stock of the Parent, other than regular quarterly dividends;

(h)   redeem, acquire, purchase or otherwise retire for value (except for repurchases of Common Shares issued under the Parent's stock incentive programs upon termination of employment to the extent permitted by the terms of the indebtedness of Parent and its subsidiaries) any shares of capital stock of the Parent;

(i)   create, incur, guarantee, assume or issue any New Indebtedness in excess of $50 million, except for (i) refinancing of the Indebtedness (as defined in the applicable Closing Date Debt Agreement) outstanding under any Closing Date Debt Agreement or (ii) incurrence of any Indebtedness (as defined in the applicable Closing Date Debt Agreement) permitted under any Closing Date Debt Agreement, including for certainty any Indebtedness in respect of any Revolving Commitment Increase (as defined in the ABL Loan Agreement);

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(j)   at any time prior to the third anniversary of the date hereof, acquire or divest or agree to acquire or divest in one or more series of transactions the stock or other equity interest in, or assets of, any Person for consideration in excess of $100 million, whether payable in cash, securities or otherwise;

(k)   enter into any contract, agreement, commitment or transaction that would prohibit or restrict the ability of the Parent or the Issuer, as applicable, to perform any of their respective obligations with respect to the Purchased Series B Preferred Shares, the Series A Preferred Shares, the Series 1 Special Voting Shares or the Series 2 Special Voting Shares in any material respect; and

(l)   effect any voluntary liquidation, dissolution or winding up of the Parent or the Issuer.

3.2   **Additional Governance Right**

Notwithstanding Section 3.4, for so long as the Investors and their Affiliates hold any Purchased Series B Preferred Shares or Series A Preferred Shares, the Parent shall not, and shall ensure that its subsidiaries shall not, as applicable, without the prior written consent of the Investors, enter into or effect any transaction, other than a Change of Control Transaction, if such transaction would result in the Common Shares no longer being listed on any Securities Exchange.

3.3   **PMO Representatives**

(a)   Subject to Section 3.4, the Investors shall be entitled to designate up to two representatives of the Investors (the "**PMO Representatives**") who will (i) receive such financial and other information relating to the operations of the Parent and its subsidiaries as may be reasonably requested by such PMO Representatives and (ii) be provided with reasonable access to senior management of the Parent and the Board of Directors for the purposes of developing and implementing a structured project management office (the "**PMO**") and value creation program for the benefit of the Parent and its subsidiaries.

(b)   The Investors shall advise the Parent of the identity of the PMO Representatives who it has designated, from time to time.

(c)   All PMO Representatives will be required to execute non-disclosure agreements in a form reasonably acceptable to the Parent before being provided with any information and/or access contemplated by Section 3.3(a).

3.4   **Expiry of Governance and PMO Rights**

The rights granted to the Investors and the obligations of the Parent under this Article III shall terminate and be of no further force or effect on the earlier of:

(a)   the first day following the date on which the Ownership of the Investors is less than 50%; and

(b)   the day that is 30 days following the delivery of a written notice from the Investors to the Parent terminating all of the rights granted to the Investors and the obligations of the Parent under this Article III, which written notice shall be deemed to constitute notice of the termination of the rights granted to the Investors and the obligations of the Parent under Article II in accordance with the requirements of Section 2.4(b).

ARTICLE IV
PARTICIPATION RIGHT

4.1   Participation Right

(a)   Subject to Section 4.2, the Parent agrees that if the Parent issues for cash consideration any Common Shares or other securities that are convertible into or exchangeable for Common Shares (such securities other than Common Shares, collectively, "**Subject Securities**"), other than pursuant to an Exempt Issuance (any such issuance, a "**Subsequent Offering**"), then the Parent shall, promptly following the announcement of such Subsequent Offering, provide a written notice (the "**Subsequent Offering Notice**") to the Investors setting out: (i) the number of Common Shares or Subject Securities issued or to be issued; (ii) the material terms and conditions of any Subject Securities issued or to be issued; (iii) the subscription price per Common Share or Subject Security issued or to be issued by the Parent under such Subsequent Offering, as applicable; and (iv) the proposed closing date for the issuance of Common Shares or Subject Securities to the Investors, assuming exercise of the Participation Right by the Investors, which closing date shall be at least 10 days following the date of such notice, or such other date as the Parent and the Investors may agree.

(b)   Subject to Section 4.1(c) and the receipt of all required regulatory approvals and compliance with applicable Laws, the Parent agrees that the Investors have the right (the "**Participation Right**"), upon receipt of a Subsequent Offering Notice, to subscribe for and to be issued, on a private placement basis, and substantially on the terms and conditions of such Subsequent Offering:

(i)   in the case of a Subsequent Offering of Common Shares, such number of Common Shares that will allow the Investors to maintain the As-Exchanged Ownership of the Investors immediately prior to completion of the Subsequent Offering; and

(ii)   in the case of a Subsequent Offering of Subject Securities, such number of Subject Securities that will (assuming conversion or exchange of all of the convertible or exchangeable Subject Securities issued in connection with the Subsequent Offering and the convertible or exchangeable Subject Securities issuable pursuant to this Section 4.1) allow the Investors to maintain the As-Exchanged Ownership of the Investors immediately prior to the completion of the Subsequent Offering,

(iii)   in each case, for greater certainty, after giving effect to any Common Shares or Subject Securities acquired by the Investors or any

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Affiliate thereof as part of the Subsequent Offering, other than pursuant to the exercise of the Participation Right.

(c)   If the Investors wish to exercise the Participation Right in respect of a particular Subsequent Offering, the Investors shall give written notice to the Parent (the "**Exercise Notice**") of the exercise of such right and of the number of Common Shares or Subject Securities, as applicable, that the Investors wishes to purchase (subject to the limits prescribed by Section 4.1(b)), within five days after the date of receipt of the Subsequent Offering Notice (the "**Exercise Notice Period**"), failing which the Investors will not be entitled to exercise the Participation Right in respect of such Subsequent Offering. Each Exercise Notice of the Investors shall set forth the aggregate number of each class of securities of the Parent owned or controlled by each Investor as of the date of such Exercise Notice. The Investors shall be entitled to allocate the Common Shares or Subject Securities to be acquired pursuant to this Section 4.1 among the Investors as specified by the Investors in the Exercise Notice (the "**Investor Allocation**").

(d)   If the Parent receives a valid Exercise Notice from the Investors within the Exercise Notice Period, then the Parent shall issue to the Investors in accordance with the Investor Allocation against payment of the subscription price payable in respect thereof, that number of Common Shares or Subject Securities, as applicable, set forth in the Exercise Notice, subject to the receipt and continued effectiveness of all required regulatory and other approvals on terms and conditions satisfactory to the Parent, acting reasonably, which approvals the Parent shall use reasonable commercial efforts to obtain, and subject to compliance with applicable Laws and to the limits prescribed by Section 4.1(b) and provided that such issuance can be legally effected without the requirement to file any additional prospectus or registration statement under applicable Securities Laws.

(e)   The closing of the exercise of the Participation Right by the Investors will take place on the date set out in the Subsequent Offering Notice. If the closing of the exercise of the Participation Right has not been completed by the end of the applicable period (or such earlier or later date as the parties may agree), provided that the Parent has used its reasonable commercial efforts to obtain all required regulatory and other approvals, then the Exercise Notice will be deemed to have been irrevocably withdrawn and the Parent will have no obligation to issue any Common Shares or Subject Securities, as applicable, pursuant to such exercise of the Participation Right.

(f)   If the Parent is paying the costs and expenses incurred by purchasers of Common Shares or Subject Securities (other than the Investors) in connection with any Subsequent Offering, the Parent shall a proportionate amount of the costs and expenses incurred by the Investors in connection with such Subsequent Offering, on substantially similar terms.

4.2   Expiry of Participation Right

The Participation Right and the obligations of the Parent under this Article IV shall terminate and be of no further force or effect on the first day following the date on which the Ownership of the Investors is less than 50%.

ARTICLE V
REGISTRATION RIGHTS

5.1 Meaning of "Investors"

For purposes of this Article V, "Investors" shall mean the Investors and their permitted assigns of the Registrable Shares pursuant to Section 7.4(b) and any Demand Registration Request or Piggyback Request shall only be accepted by the Parent if such Demand Registration Request or Piggyback Request has been provided on behalf of holders of at least a majority of the Registrable Shares. To the extent that the Engaged Capital Investors elect to include shares in a Demand Registration hereunder, the Parent's and the Engaged Capital Investors' respective obligations, rights and remedies with respect to any such registration with respect to each other (including with respect to indemnification and contribution) will be governed by the applicable provisions of the Engaged Capital Investor Rights Agreement, to the extent such provisions are not in conflict or inconsistent with the corresponding provisions herein.

5.2 Demand Registrations

(a)   The Investors may request the Parent to use commercially reasonable efforts to effect a Registration of all or part of their Registrable Shares (such Registration being hereinafter referred to as a "**Demand Registration**") by filing a registration statement under the U.S. Securities Act and a prospectus under Canadian Securities Acts (including, if eligible, a shelf registration statement under Rule 415 of the U.S. Securities Act and a shelf prospectus under National Instrument 44-102 – *Shelf Distributions*). Any such request shall be made by notice in writing (a "**Demand Registration Request**") to the Parent. To the extent such Demand Registration Request seeks to register Common Shares that the Investors have acquired or have the right to acquire upon exchange or conversion of the Purchased Series B Preferred Shares (such Common Shares, "**Investor Series B Demand Shares**"), within five (5) Business Days after receipt of such Demand Registration Request, the Parent will give written notice of such request to the Engaged Capital Investors and, subject to Section 5.2(b), will include in such registration all Common Shares that the Engaged Capital Investors have acquired or have the right to acquire upon exchange or conversion of the Series B-1 Preferred Shares and Series B-2 Preferred Shares purchased by the Engaged Capital Investors on the date hereof and purchased by the Engaged Capital Investors on the exercise of the Series B-2 Sale Option, respectively, that have not been registered pursuant to a registration statement under the U.S. Securities Act (such Common Shares, the "**Engaged Capital Series B Demand Shares**") with respect to which the Parent has received from the Engaged Capital Investors written requests for inclusion within ten (10) Business Days after delivery of the Parent's notice to the Engaged Capital Investors, specifying the number of Engaged Capital Series B Demand Shares intended to be registered, provided that such number requested to be registered by the Engaged Capital Investors may not exceed the Engaged Capital Pro Rata Percentage of the number of Investor Series B Demand Shares requested to be registered by the Investors in the Demand Registration Request. Subject to Section 5.2(b), the Parent shall be entitled to include for sale in any prospectus or registration statement filed pursuant to a Demand Registration any securities of the Parent to be sold by the Parent for its own account.

(b)   If the lead underwriter or underwriters in any underwritten Demand Registration advise the Parent in writing that the inclusion of all the securities requested to be

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included in a Demand Registration, including securities offered by the Parent for its own account, as applicable, may have a material adverse effect on the distribution or sales price of the securities being offered by the Parent unless the number of such securities is reduced (such reduced offering size, the "**Maximum Offering Size**"), the Parent will include in such registration, in the priority listed below, in the aggregate up to the Maximum Offering Size: first, all Registrable Shares requested to be registered in the Demand Registration by the Investors, second, the Engaged Capital Series B Demand Shares requested to be registered by the Engaged Capital Investors, and third, securities offered by the Parent for its own account. The Parent shall as soon as practical, and in any event within 65 days, in the case of a registration statement to be filed on Form S-1, and 45 days, in the case of a registration statement to be filed on Form S-3 or a prospectus to be filed under Canadian Securities Acts, of receipt of a Demand Registration Request, file a registration statement covering all of the Registrable Shares that the Investors requested to be registered and, as applicable, the Engaged Capital Series B Demand Shares requested to be registered, and, as applicable, any securities offered by the Parent for its own account, and use its commercially reasonable efforts to cause such registration statement to become effective as soon as practicable.

(c)   The Parent shall not be obliged to effect:

(i)   more than an aggregate of two Demand Registrations in any one 12-month period (provided, however, that a registration shall not be deemed "effected" for purposes of this section until such time as the applicable registration statement has been declared effective by the SEC and the applicable final prospectus has been receipted by the relevant Canadian Securities Commission);

(ii)   a Demand Registration in the event the Parent determines in good faith that either (A) the effect of the filing of a prospectus or registration statement could impede the ability of the Parent to consummate a significant transaction (including, without limitation, a financing, an acquisition, a restructuring or a merger) or proceed with negotiations or discussions in relation thereto, or (B) there exists at the time material non-public information relating to the Parent or its subsidiaries the disclosure of which the Parent believes would be materially adverse to the Parent and its subsidiaries, taken as a whole; in which case the Parent's obligations under this Section 5.2 shall be deferred for a period of not more than 90 days from the date of receipt of the Demand Registration Request of the Investors, provided that the Parent shall not be permitted to defer the filing of a prospectus under this Section 5.2 more than two times in any 12-month period;

(iii)   a Demand Registration in respect of a number of Registrable Shares that is expected to result in gross proceeds of less than $20 million; or

(iv) a Demand Registration before the 90th day following the date on which (A) a receipt was issued to the Parent with respect to any final prospectus filed by the Parent or (B) a registration statement filed by the Parent became effective.

(d) The Investors may request the Parent to use commercially reasonable efforts to effect a shelf registration statement or file and obtain a receipt for a shelf prospectus, which registration statement or prospectus contemplates sales or distributions of Registrable Shares, provided that any such request shall not constitute a Demand Registration, unless accompanied by a Demand Registration Request.

(e) The lead underwriter or underwriters for any offering in connection with a Demand Registration shall be selected by the Investors and shall be reasonably acceptable to the Parent.

5.3   **Demand Registration Request**

Any Demand Registration Request delivered by the Investors pursuant to Section 5.2 hereof shall:

(a) specify the number of Registrable Shares which they intend to offer and sell;

(b) express the intention of the Investors to offer or cause the offering of such Registrable Shares;

(c) describe the nature or methods of the proposed offer and sale thereof and whether the Registration is to be effected in Canada and/or the United States;

(d) contain the undertaking of the Investors and any applicable Affiliate thereof to provide all such information regarding their Common Share holdings and the proposed manner of distribution thereof, as may be required in order to permit the Parent to comply with all Securities Laws; and

(e) specify whether such offer and sale shall be made by an underwritten public offering.

5.4   **Piggyback Registrations**

(a) If the Parent proceeds with the preparation and filing of a prospectus in Canada or a registration statement in the United States in connection with a proposed distribution by Parent of any of its securities for its own account, or for the account of any other securityholder whether pursuant to the exercise of registration rights by such other securityholder or otherwise, the Parent shall give written notice thereof to the Investors as soon as practicable (the "**Piggyback Notice**"). In such event, the Investors shall be entitled, by notice (the "**Piggyback Request**") in writing given to the Parent within three Business Days after the receipt of the Piggyback Notice, to request that the Parent cause any or all of the Registrable Shares held by the Investors to be included in such prospectus or registration statement (such qualification being hereinafter referred

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to as a "**Piggyback Registration**"). The Investors shall specify in the Piggyback Request the number of Registrable Shares which the Investors intend to offer and sell and include the undertaking of the Investors and any applicable Affiliate thereof to provide all such information regarding their Common Share holdings and the proposed manner of distribution of the Registrable Shares, as may be required in order to permit the Parent to comply with all Securities Laws.

(b)   The Parent shall include in each such Piggyback Registration all such Registrable Shares as directed by the Investors. Notwithstanding the foregoing, the Parent shall not be required to include all such Registrable Shares in (i) any such distribution by the Parent for its own account if the Parent is advised in writing by its lead underwriter or underwriters that the inclusion of all such Registrable Shares and securities of any other securityholder may have a material adverse effect on the distribution or sales price of the securities being offered by the Parent, in which case, the number of Registrable Shares and the securities of the other securityholder to be included in such registration statement or prospectus shall each be reduced, as necessary, on a *pro rata* basis, or (ii) any such distribution by any other securityholders, if the other securityholders are advised by their lead underwriter or underwriters that the inclusion of all such Registrable Shares may have a material adverse effect on the distribution or sales price of the securities being offered by such other securityholders, in which case, the number of Registrable Shares and securities of any other securityholders shall be reduced, as necessary, on a *pro rata* basis.

(c)   The Parent may, at any time prior to the issuance of a receipt for a final prospectus or the effectiveness of any registration statement in connection with a Piggyback Registration, at its sole discretion and without the consent of the Investors, withdraw such prospectus and registration statement, as applicable, and abandon the proposed distribution in which the Investors have requested to participate pursuant to the Piggyback Request.

5.5   Registration Expenses

All Registration Expenses incurred in connection with any Demand Registration or Piggyback Registration, and the offering of Registrable Shares related thereto, shall be paid by the Parent; provided, however, that the Investors shall pay all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent and the fees and disbursements of counsel to any underwriter, investment bank, manager or agent in connection with the distribution of the Registrable Shares of the Investors to the extent that such fees and disbursements of counsel to any underwriter, investment bank, manager or agent are not assumed by such underwriter, investment bank, manager or agent in connection with such distribution. For the avoidance of doubt, all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent and the fees and disbursements of counsel to any underwriter, investment bank, manager or agent in connection with the distribution of the Registrable Shares of the Investors shall be paid by the Investors and the Parent *pro rata* according to the dollar value of Registrable Shares, on the one hand, and other securities, on the other hand, is of the total dollar value of the securities that are registered or qualified for distribution.

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5.6 **Registration Procedures**

The procedures in Schedule 5.6 shall apply to each Demand Registration and Piggyback Registration, as applicable.

5.7 **Indemnification**

(a) <u>By the Parent</u>. Parent agrees to indemnify and hold harmless, to the maximum extent permitted by law, each holder of Registrable Shares, such holder's officers and directors, employees, agents and representatives, and each Person who controls such holder (within the meaning of the U.S. Securities Act) (collectively, the "**Investor Indemnified Parties**") against all losses (other than loss of profit in connection with the distribution of the Registrable Shares), claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations by the Parent: (i) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, in respect of a Demand Registration or Piggyback Registration, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) any violation or alleged violation by the Parent of the Securities Laws or any rule or regulation promulgated thereunder applicable to the Parent and relating to action or inaction required of the Parent in connection with any such registration, qualification or compliance. In addition, the Parent will reimburse such Investor Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the Parent shall not be liable in any such case to the extent that any such losses result from, arise out of, are based upon, or relate to an untrue statement or alleged untrue statement, or omission or alleged omission, made in such registration statement, any such prospectus, preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished in writing to the Parent by such Investor Indemnified Party expressly for use therein or by such Investor Indemnified Party's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Parent has furnished such Investor Indemnified Party with a sufficient number of copies of the same.

(b) <u>By the Investors</u>. In connection with any registration statement or prospectus in which an Investor is participating, each such Investor shall furnish to the Parent in writing such information as the Parent reasonably requests for use in connection with any such registration statement or prospectus. Each Investor agrees to indemnify and hold harmless, to the maximum extent permitted by law, the Parent, its directors and officers, employees, agents and representatives and each Person who controls the Parent (within the meaning of the U.S. Securities Act) (collectively, the "**Parent Indemnified Parties**") against all losses (other than loss of profit in connection with the distribution of the Registrable Shares), claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations by the Investors: (i) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or any

25

omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Investor; or (ii) any violation or alleged violation by the Investor of the Securities Laws or any rule or regulation promulgated thereunder applicable to the Investor and relating to action or inaction required of the Investor in connection with any such registration, qualification or compliance. In addition, the Investors will reimburse such Parent Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the obligation of the Investors to indemnify shall be individual, not joint and several, for each Investor and shall be limited to the net amount of proceeds received by such Investor from the sale of Registrable Shares pursuant to such registration statement.

(c)   Claim Procedure. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder only to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the opinion of outside counsel to any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the holders of a majority of the Registrable Shares included in the registration if such holders are indemnified parties, at the expense of the indemnifying party.

(d)   Non-exclusive Remedy; Survival. The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification or contribution that any indemnified party may have pursuant to law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Shares and the termination or expiration of this Agreement.

(e)   Contribution. The Parent and the Investors also agree to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Parent's or the Investors', as applicable, indemnification is unavailable for any reason. Such provisions shall provide that the liability amongst the various Persons shall be allocated in such proportion as is appropriate to reflect the relative fault of such Persons in connection with the statements or omissions which resulted in losses (the relative fault being determined by reference to, among other things, which Person supplied the information giving rise to the untrue statement or omission and each Person's relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission) and, only if

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such allocation is not respected at law, would other equitable considerations, such as the relative benefit received by each Person from the sale of the securities, be taken into consideration. Notwithstanding the foregoing, (i) no Investor shall be required to contribute any amount in excess of the proceeds received by such Investor in the transaction at issue and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f)   Release. No indemnifying party shall, except with the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

5.8   Expiry of Registration Rights

The Demand Registration rights and Piggyback Registration rights granted to the Investors pursuant to this Article V shall terminate and be of no further force or effect on the first day following the date on which the As-Exchanged Ownership of the Investors is less than 5%.

5.9   Grant of Registration Rights to Others

The Parent covenants and agrees that, so long as the Demand Registration rights and Piggyback Registration rights granted to the Investors pursuant to this Article V have not expired, the Parent will not grant to any Person rights of registration that are on terms and conditions, taken as a whole, more favourable than the Demand Registration rights and Piggyback Registration rights granted to the Investors pursuant to this Article V, taken as a whole, unless the Parent offers such rights of registration to the Investors. Parent, the Issuer and the Investors acknowledge that Parent's and Issuer's entry into the Engaged Capital Investor Rights Agreement is not prohibited by this Section 5.9.

ARTICLE VI
COVENANTS OF THE PARTIES

6.1   Excluded Matters

During the Standstill Period, each Investor covenants and agrees with the Parent that it shall not exercise any voting rights attached to Common Shares beneficially owned or controlled by the Investors and its Affiliates in connection with any proposal submitted to the shareholders of the Parent in respect of any amendment, waiver, renewal or replacement of the Parent's Shareholder Rights Plan.

6.2   Regulatory Approval

The Parent and the Investors agree that, at the request of the other party, from time to time, they shall cooperate with and assist each other to determine whether a Regulatory Approval is applicable or would be required in connection with the exercise of voting rights pursuant to the Series 2 Special Voting Shares or the exercise of Beneficiary Votes (as defined in the Voting Trust Agreement) by the Investors and their Affiliates pursuant to the Voting Trust

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Agreement, and whether the exercise of such voting rights must be limited in accordance with the terms of the Voting Trust Agreement pending receipt of such Regulatory Approval, including in each case cooperation from the Parent and the Investors in providing each other with such financial and other information as is required to assess whether the size of the transaction, size of the parties or other thresholds applicable to the determination of whether a Regulatory Approval is required are attained. Notwithstanding the foregoing, it is agreed by the parties that the Investors and their Affiliates shall not be required to apply for a Regulatory Approval in connection with the exercise of Beneficiary Votes if such Beneficiary Votes are limited to the Regulatory Voting Cap (as defined in the Voting Trust Agreement).

6.3   **Standstill**

(a)   During the Standstill Period, each Investor covenants and agrees with the Parent that (A) the Investor shall not, (B) none of the Investor's Affiliates shall, (C) the Investor shall not permit any of its Affiliates to, and (D) neither the Investor nor any of its Affiliates shall authorize, permit, assist or encourage any of the directors, officers or employees of the Investor or its Affiliates to, in each case, directly or indirectly, alone or acting jointly or in concert with any other Person to:

(i)   acquire, agree to acquire, or offer or propose to acquire, whether by means of a purchase, tender or exchange offer, merger, business combination or in any other manner, beneficial ownership as defined in Rule 13d-3 under the U.S. Exchange Act of any securities of the Parent or its Affiliates, or ownership of any indebtedness of the Parent or its Affiliates, including any rights or options to acquire such ownership (including from any third party);

(ii)   offer or propose, or seek to effect, any merger, consolidation, acquisition of stock or assets, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to or involving the Parent or its Affiliates;

(iii)   initiate, or induce or attempt to induce any other person or "group" (as defined in Section 13(d)(3) of the U.S. Exchange Act) to initiate, any shareholder proposal or tender offer for any securities of the Parent or its Affiliates, any change of control of the Parent or its Affiliates or the convening of a shareholders' meeting of the Parent or its Affiliates for any purpose;

(iv)   propose or seek to influence, change or control the management, the board of directors, governing instruments or policies or affairs of the Parent or its Affiliates, or seek or obtain representation on the board of directors of the Parent or its Affiliates, other than through Investor Nominees acting in such capacity in the bona fide best interests of the Parent or in connection with PMO initiatives, including in each case, without limitation, by means of a "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 of Regulation 14A

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promulgated pursuant to Section 14 of the U.S. Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)), contacting any Person relating to any of the matters set forth in this clause (iv) or seeking to influence, advise or direct the vote of any holder of voting securities of the Parent or its Affiliates or publicly making a request of the Parent or its Affiliates; or

(v)   knowingly advise, assist or encourage any other Person in connection with any of the matters set forth in this Section 6.3(a).

(b)   Notwithstanding the foregoing, each Investor and its Affiliates shall not be limited in any way from acquiring or offering to acquire, directly or indirectly, any company or business unit thereof that beneficially owns securities of the Parent or its Affiliates so long as (i) such entity's prior acquisition of such securities was not made directly or indirectly on behalf of the Investor and (ii) such entity's ownership of such securities was not a primary factor in the decision to consummate such transaction.

(c)   Notwithstanding the foregoing but subject to the Shareholder Rights Plan, the Investors and their Affiliates shall not be restricted from (i) acquiring securities with the prior written consent of the Parent, (ii) acquiring securities in accordance with the Series B-1 Preferred Share Terms, the Series B-2 Preferred Share Terms or the Series A Preferred Shares or pursuant to Section 4.1, (iii) participating in rights offerings conducted by the Parent, (iv) receiving stock dividends or similar distributions made by the Parent, (v) pursuant to an agreement with the Parent and with the consent of the Board of Directors, acquiring Common Shares pursuant to a formal tender offer or take-over bid in accordance with applicable Laws and the requirements of the Shareholder Rights Plan for additional Common Shares which when aggregated with the Common Shares and existing Exchange Common Shares beneficially held and controlled by the Investors (including the number of Exchange Common Shares deliverable upon exchange of the Purchased Series B Preferred Shares and the Series A Preferred Shares at such time plus the number of Exchange Common Shares that may become deliverable upon exchange from such time until [●], 2029 (assuming all dividends are paid until [●], 2029 in kind and using the Exchange Rate with respect to the Purchased Series B Preferred Shares and the Series A Preferred Shares in effect on the date of such agreement with the Parent, but without giving effect to any applicable Exchange Cap or Rights Plan Exchange Cap) does not exceed 27% of the outstanding Common Shares (on a partially diluted basis after taking into account the number of Exchange Common Shares deliverable upon exchange of the Purchased Series B Preferred Shares and the Series A Preferred Shares at such time plus the number of Exchange Common Shares that may become deliverable upon exchange from such time until [●], 2029 (assuming all dividends are paid until [●], 2029 in kind and using the Exchange Rate with respect to the Purchased Series B Preferred Shares and the Series A Preferred Shares in effect on the date of such agreement with the Parent)], (vi) tendering Common Shares to a formal take-over bid for the Common Shares that the Board of Directors has affirmatively recommended that holders of Common Shares accept, (vii) disposing of Common Shares by operation of a statutory amalgamation, statutory arrangement or other statutory procedure involving the Parent, or (viii) acquiring any Additional Market Shares on or before the date that is 12-months following the date hereof.

6.4 Lock-Up

The Investors will not, and will not permit any Affiliate to, directly or indirectly transfer, sell, assign, gift, pledge, encumber, hypothecate, mortgage, or otherwise dispose of (collectively, "**Transfer**") (including through the sale or purchase of options or other derivative instruments with respect to any Series B Preferred Shares or Series B Exchange Common Shares or otherwise) all or any portion of any Purchased Series B Preferred Shares and Series B Exchange Common Shares, beneficially owned or controlled by them, prior to the date that is 18 months from the date hereof, except:

(a)   to an Affiliate and in accordance with Section 7.4 hereof;

(b)   pursuant to a formal take-over bid (that the Board of Directors has affirmatively recommended that holders of Common Shares accept), formal issuer bid, statutory amalgamation, statutory arrangement or other statutory procedure involving the Parent;

(c)   in accordance with the Series B-1 Preferred Share Terms, the Series B-2 Preferred Share Terms and/or the Exchange Agreement; or

(d)   with the Parent's consent, which consent may be withheld in its sole discretion.

6.5 Prohibition on Joint Actions

Neither the Investors nor any of their Affiliates shall, together with the Engaged Capital Investors, act jointly or in concert (as contemplated in Securities Laws), or as part of a "group" (as defined in Section 13(d)(3) of the U.S. Exchange Act), in relation to a Change of Control Transaction or the voting or acquisition of equity securities or other securities convertible, exchangeable or exercisable for equity securities of the Parent or its subsidiaries (other than a group consisting solely of the Investors and their Affiliates), or act as a person or company in a combination of persons or companies referred to in paragraph (b) of the definition of "control person" in the OSA in relation to the Parent; *provided*, however, the foregoing shall not restrict the Investors or their Affiliates from (i) discussing the business of, or any transaction involving, the Parent or its subsidiaries, or any matter proposed by the Parent to be voted on by its voting shareholders, with any other holder of the securities of the Parent or its subsidiaries, including, without limitation, the Engaged Capital Investors, or (ii) taking any other action approved by a majority of the independent directors of the Parent.

6.6 Prohibition on Tendering or Locking-up

Unless and until an Investor and its Affiliates beneficially own (as defined in Rule 13d-3 and Rule 13d-5 under the U.S. Exchange Act) less than 5% of the outstanding Common Shares (including any Common Shares issuable on an as-exchanged basis to such Investor and its Affiliates), neither such Investor nor any of its Affiliates shall enter into or offer to enter into or otherwise agree to be bound by a lockup, voting, support or other similar agreement with respect to any Common Shares (or any right or option to acquire Common Shares (whether upon the exchange of the Preferred Shares or pursuant to the terms of a convertible, exchangeable or exercisable security or otherwise)) beneficially owned by such Investor or Affiliate, or over which

30

it exercises control or direction, or tender or vote in favour any such securities, in connection with any Change of Control Transaction unless such Change of Control Transaction is an Approved Change of Control Transaction.

6.7 Prohibition on Private Sale of Control

In event the Shareholder Rights Plan has been terminated and no similar Shareholder Rights Plan is in force and effect, no Investor shall directly or indirectly (including by way of the Transfer of securities of any holding company or other Affiliate of such Investor), Transfer any Common Shares (or any right or option to acquire Common Shares (whether upon the exchange of the Preferred Shares or pursuant to the terms of a convertible, exchangeable or exercisable security or otherwise)) to or for the benefit of any Person where that other Person would, immediately following such Transfer and based on the written representations to such effect made by such Person, which the Investors reasonably believe are true, either alone or together with other Persons acting jointly or in concert with such Person, beneficially own (as defined in Rule 13d-3 and Rule 13d-5 under the U.S. Exchange Act), or exercise control or direction over, 20% or more of the issued and outstanding Common Shares on the date of such Transfer (or, if such information is not publicly available, the number of issued and outstanding Common Shares determined based on the information most recently provided by the Parent in a material change report or its management's discussion and analysis immediately preceding the date of such Transfer), unless such Transfer is approved by a majority of the independent directors of the Parent or is in connection with an Approved Change of Control Transaction.

6.8 Ownership Certificate

(a) The Investors agree to deliver to the Parent a written certificate signed by a senior officer of each Investor (the "**Ownership Certificate**"), certifying the Ownership of the Investors, as at the date of such certificate, such Ownership Certificate to be delivered to the Parent as reasonably requested from time to time.

(b) The Investors shall promptly notify the Parent in writing if the Ownership of the Investors is less than 50%, if the As-Exchanged Ownership of the Investors is less than 11.1% and if the As-Exchanged Ownership of the Investors is less than 5%.

6.9 Reporting Covenant

As long as the Investors own Registrable Shares, the Parent, at all times while it shall be reporting under the U.S. Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Parent pursuant to Sections 13(a) or 15(d) of the U.S. Exchange Act.

6.10 Confidentiality

(a) The Investors will, and will cause their Representatives to, keep confidential and will treat confidentially all Confidential Information. Each of the Investors agrees that it will, and will cause their Representatives to, not disclose or use, for itself or for the benefit of any other Person, any Confidential Information. Notwithstanding the preceding sentence, during the

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Standstill Period, the Investors shall be permitted to disclose Confidential Information to their Representatives for the purpose of allowing the Investors to provide advice and assistance to the Parent and its subsidiaries in respect of the operations of the Parent and its subsidiaries and for no other purpose. During the period that Investor Nominees serve on the Board of Directors, the Investor Nominees shall be permitted to disclose Confidential Information to the Investors solely for the purpose of allowing the Investors and their Representatives to advise the Investor Nominees in their capacity as directors of the Parent for the purpose of advancing the best interests of the Parent and for no other purpose, provided that the Investors and the Investor Nominees shall first be required to execute a confidentiality agreement with the Parent, substantially in the form of the Nominee Confidentiality Agreement.

(b)   As a condition to the furnishing of Confidential Information to a Representative of the Investors, the Investors shall advise such Representative of the confidential nature of the information disclosed and ensure that the Representative is bound by an obligation of confidentiality sufficient to ensure compliance with the terms of this Agreement. The Investors agree that they will be fully responsible for any breach or non-compliance of any of the provisions of this Agreement by their Representatives. In addition, the Investors will take all commercially reasonable steps including the obtaining of suitable undertakings, to ensure that Confidential Information is not disclosed to any other Person or used in a manner contrary to this Agreement, and promptly notify the Parent of any unauthorized disclosure of Confidential Information or breach of this Agreement.

(c)   The Investors hereby acknowledge that Securities Laws impose restrictions on their ability to purchase, sell, trade or otherwise transfer securities of the Parent until such time as material, non-public information received by the Investors becomes publicly available or is no longer material and the Investors further hereby agree to comply with all such restrictions and to inform those of its Representatives provided with any Confidential Information of such restrictions.

(d)   The term Confidential Information shall exclude: (i) any information that was generally available to the public prior to the date hereof, and (ii) any information that becomes generally available to the public (through no violation hereof by the Investors, their Representatives or by any other Person of its obligations to keep confidential any Confidential Information); provided that a combination of information shall not be considered public merely because individual elements thereof are in the public domain, unless the actual combination of all the elements is in the public domain.

(e)   Nothing in this Section 6.10 is to be construed as granting the Investors any title, ownership, license or other right of interest with respect to the Confidential Information. The Parent retains all right, title and interest in and to the Confidential Information.

(f)   If the Investors are requested or required to disclose any Confidential Information in connection with any legal or administrative proceeding or investigation, or are required by Law to disclose any Confidential Information, the Investors will provide the Parent with prompt written notice of any such request or requirement, unless prohibited by Law, so that the Parent has an opportunity to seek a protective Order or other appropriate remedy or waive compliance with the provisions of this Section 6.10. If timely notice cannot be given, the Investors agree to make reasonable efforts to seek a protective Order or confidential treatment from the applicable Governmental Entity for such information. If the Parent waives compliance with the provisions of this Section 6.10 with respect to a specific request or requirement, the Investors shall disclose only that portion of the Confidential Information that is covered by such waiver and which is necessary to disclose in order to comply with such request or requirement. If (in the absence of a waiver by the Parent) the Parent has not secured a protective Order or other appropriate remedy, and the Investors are nonetheless then legally compelled to disclose any Confidential Information, the Investors may, without liability hereunder, disclose only that portion of the Confidential Information that is necessary to be disclosed.

(g)   At any time upon written request by the Parent, the Investors shall, and shall cause their Representatives to, promptly return to the Parent or promptly destroy all Confidential Information (including, electronic copies) supplied by the Parent to the Investors and their Representatives, without retaining any copy thereof, other than pursuant to standard back-up and emergency recovery procedures, and the Investors shall promptly destroy all Confidential Information prepared by or on behalf of the Investors or their Representatives, together with copies thereof (including, without limitation, electronic copies), except that the Investors shall be entitled to retain copies of the Confidential Information as necessary to comply with applicable Law or with standard back-up or emergency recovery procedures.

(h)   Notwithstanding the return or destruction of the Confidential Information as contemplated hereby or the termination of this Agreement, the Investors will continue to be bound by the terms of this Section 6.10 with respect thereto, including all obligations of confidentiality.

ARTICLE VII
MISCELLANEOUS

7.1   One Voice Rule

Oaktree Organics, L.P. shall be the sole representative of the Investors for all purposes of this Agreement. The Parent shall be entitled to deal with Oaktree Organics, L.P. as the sole representative of the Investors and Oaktree Organics, L.P. shall have the unconditional and exclusive power and authority to exercise all of the rights and powers granted by the Parent to the Investors pursuant to this Agreement.

7.2   Notices

(a)   Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)   in the case of the Investors:

c/o Oaktree Principal Fund VI (Delaware), L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, California 90017

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Attention: David Smolens
Facsimile: 213.830.6293
E-mail: dsmolens@oaktree.com

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60601
Attention: Dennis M. Myers and Hamed Meshki
Facsimile: 312.862.2200 and 213.808.8145
E-mail: dennis.myers@kirkland.com and
hmeshki@kirkland.com

and

Stikeman Elliott LLP
1155 Rene-Levesque West, 40th Floor
Montreal, Quebec
H3B 3V2
Attention: John W. Leopold and David Masse
Facsimile: 514.397.3222
E-mail: jleopold@stikeman.com and
dmasse@stikeman.com

(ii)   in the case of the Parent or the Issuer:

7301 Ohms Lane, Suite 600
Edina, Minnesota 55439
Attention: Chief Administrative Officer
Facsimile: 952.835.1991
E-mail: jill.barnett@sunopta.com

with a copy to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7
Attention: Patricia Olasker
Facsimile: 416.863.0871
E-mail: polasker@dwpv.com

(b)   Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or

34

within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)   Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 7.2.

7.3   Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party, provided that the prior written consent of the Engaged Capital Investors will be required to the extent such amendment or waiver materially adversely affects any Engaged Capital Investor's rights as a holder of Series B-1 Preferred Shares or Series B-2 Preferred Shares (other than amendments or waivers to Section 6.3 and Section 6.4, as to which the Engaged Capital Investors' consent will not be required). No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

7.4   Assignment

(a)   No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party. Notwithstanding the foregoing, each Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Parent, to an Affiliate of the Investor, provided that (a) any such assignee shall, prior to any such transfer, agree to be bound by all of the covenants of the Investor contained herein and comply with the provisions of this Agreement, and shall deliver to the Parent a duly executed undertaking to such effect in form and substance satisfactory to the Parent, acting reasonably, and (b) where any rights of the Investors under this Agreement have been assigned, such rights shall only be exercised on behalf of all assignees and the Investors as provided for herein. For greater certainty, no assignment by an Investor or any assignee (each, an "**Assignee**") of its rights hereunder shall relieve such Assignee of its obligations hereunder.

(b)   The rights of the Investors pursuant to Article V may be transferred or assigned by an Investor to one or more transferees or assignees of Registrable Shares, subject to the transfer restrictions contained in Section 6.4 and Section 6.7, provided however that (i) the Parent is provided written notice prior to any said transfer or assignment, stating the name and address of each transferee or assignee and identifying the Registrable Shares with respect to which such registration rights are being transferred or assigned and (ii) each such transferee or assignee assumes in writing responsibility for its portion of the obligations of the Investor under Article V.

7.5   Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal Personal representatives, and permitted assigns.

7.6 Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

7.7 Other Registration Rights; Engagement Letters

(a) The Parent represents and warrants that, other than pursuant to the Engaged Capital Investor Rights Agreement, no person, other than holders of Registrable Shares, has any rights to require the Parent to register any securities of the Parent for sale or to include such securities of the Parent in any Registration filed by the Parent for the sale of securities for its own account or for the account of any other person.

(b) The Parent represents and warrants that it has not entered into any engagement letter or arrangement providing any underwriter with the right to participate in offering of equity securities of the Parent, including the Registrations contemplated by this Agreement.

7.8 Right to Injunctive Relief

Each of the parties hereby acknowledges and agrees that in the event of a breach or threatened breach of any of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to such party, the Investors (in respect of any breach of this Agreement by the Parent or the Issuer) and the Parent and the Issuer (in respect of any breach of this Agreement by an Investor) shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and each of the parties hereby agrees not to plead sufficiency of damages as a defence in such circumstances. From the date on which the Parent provides notice to the Investors of a claim or possible claim for a material breach or threatened material breach hereunder, the Investors shall have no further rights under Section 3.1 unless and until such claim is abandoned or resolved substantially in the Investors' favour.

7.9 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

SCHEDULE 1.1(a)

OBSERVER AGREEMENT

See attached.

AMENDED AND RESTATED
OBSERVER GOVERNANCE AND CONFIDENTIALITY AGREEMENT

ZACHARY SEREBRENIK

and

SUNOPTA INC.

_____

[●], 2020

_____

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
OBSERVER RIGHTS

ARTICLE 3
OBSERVER OBLIGATIONS

ARTICLE 4
STANDSTILL

ARTICLE 5
CONFIDENTIALITY

ARTICLE 6
MISCELLANEOUS

AMENDED AND RESTATED
OBSERVER GOVERNANCE AND CONFIDENTIALITY AGREEMENT

THIS AGREEMENT made the [●]th day of [●], 2020,

BETWEEN:

> **ZACHARY SEREBRENIK**,
> (hereinafter referred to as the **"Observer"**),
>
> - and -
>
> **SUNOPTA INC.**, a corporation existing under the
> federal laws of Canada,
>
> (hereinafter referred to as the **"Parent"**),

WHEREAS the parties entered into an observer governance and confidentiality agreement on October 7, 2016 (the **"Original Agreement"**);

AND WHEREAS the parties wish to enter into this Agreement in order to amend and restate the Original Agreement;

AND WHEREAS the Parent and the Investors (as hereinafter defined) have entered into an amended and restated investor rights agreement dated the date hereof (the **"Investor Rights Agreement"**), pursuant to which the Investors are entitled to appoint and replace from time to time a nominee, acceptable to the Parent, as an observer (the **"Designated Observer"**) to attend meetings of the board of directors of the Parent (the **"Board of Directors"**) in accordance with the terms and conditions hereof and of the Investor Rights Agreement;

AND WHEREAS, pursuant to the Original Agreement, the Investors designated the Observer as the first Designated Observer;

AND WHEREAS the Investors wish for the Observer to continue to act as the first Designated Observer under this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1   **Defined Terms**

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"**Act**" means the *Canada Business Corporations Act*;

"**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

"**Appointment Notice**" has the meaning given to such term in Section 2.1(b);

"**Board of Directors**" has the meaning given to such term in the recitals;

"**Business Day**" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York and (b) a day on which banks are generally closed in the Province of Ontario or the State of New York;

"**Canadian Securities Acts**" means the applicable securities legislation of each of the provinces of Canada and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

"**Common Shares**" means the common shares in the capital of the Parent;

"**Confidential Information**" means any and all information, in any form or medium, written or oral, whether concerning or relating to the Parent, its Affiliates, its and their officers and employees or any third party, (whether prepared by the Parent or on behalf of the Parent or otherwise, and irrespective of the form or means of communication and whether it is labeled or otherwise identified as confidential) that is furnished to or on behalf of the Observer by or on behalf of the Parent at any time, whether before, upon or after the execution of this Agreement, including all oral and written information relating to financial statements, projections, evaluations, plans, programs, customers, suppliers, facilities, equipment and other assets, products, processes, manufacturing, marketing, research and development, trade secrets, know-how, patent applications that that have not been published, technology and other confidential information and intellectual property of the Parent and its Affiliates and all matters and information discussed or reviewed at meetings of the Board of Directors or any committee thereof. "Confidential Information" shall be deemed to include all notes, analyses, studies, interpretations, memoranda and other documents, material or reports (in any form or medium) prepared by the Observer and his/her Affiliates that contain, reflect or are based upon, in whole or part, the information furnished to or on behalf of the Parent;

"**Designated Observer**" has the meaning given to such term in the recitals;

"**Governmental Entity**" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange such as the TSX, NASDAQ and any other stock exchange on which the Common Shares or listed or posted for trading;

"**Investor Rights Agreement**" means the amended and restated investor rights agreement dated the date hereof between the Parent, SunOpta Foods Inc. and the Investors, as the same may be further amended and restated, amended, modified, replaced or supplemented from time to time;

"**Investors**" means collectively, Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P.;

"**Laws**" means any and all federal, state, provincial, regional, local, municipal or other laws, statutes, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws;

"**NASDAQ**" means the NASDAQ stock market or any successor thereto;

"**Observer**" has the meaning given to such term in the recitals;

"**Order**" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

"**Original Agreement**" has the meaning given to such term in the recitals hereto;

"**Parent**" has the meaning given to such term in the recitals hereto;

"**Parent Internal Policies**" means those internal policies of the Parent listed on Schedule 1.1 hereto;

"**Person**" means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

"Representatives" means with respect to the Investors, the directors, officers, partners, managers, members, employees, advisors, agents, Affiliates, and other representatives of the Investors, including attorneys, accountants, consultants and financial advisors of the Investors;

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means the Canadian Securities Acts, the U.S. Securities Act and the U.S. Exchange Act;

"Shareholder Rights Plan" means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as the same may be amended, restated or replaced from time to time;

"Standstill Period" means the date that is 12 months following the date on which the Observer resigns or is removed as the Designated Observer;

"subsidiary" has the meaning ascribed to such term in the Act;

"Term" means the term of the Observer as a Designated Observer, which term shall commence on the date hereof and terminate on the earlier of (a) the day on which the Investors deliver an Appointment Notice to the Parent, in accordance with Section 2.1(b), removing the Observer as a Designated Observer and (b) the day on which the Investors' right to nominate a Designated Observer has terminated in accordance with the terms of the Investor Rights Agreement;

"TSX" means the Toronto Stock Exchange or any successor thereto;

"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States *Securities Exchange Act of 1934*, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced; and

"U.S. Securities Act" means the United States *Securities Act of 1933*, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced.

1.2   **Rules of Construction**

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)   the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b)   references to an "Article" or "Section" followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)   the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)   words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)   the word "including" is deemed to mean "including without limitation";

(f)   the terms "party" and "the parties" refer to a party or the parties to this Agreement;

(g)   any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)   any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)   all dollar amounts refer to currency of the United States;

(j)   any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)   whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3   **Amendment and Restatement**

This Agreement amends and restates the Original Agreement. Without affecting the validity of any action taken in accordance with the Original Agreement prior to the date hereof, this Agreement replaces and supersedes the Original Agreement with respect to all matters arising after the date hereof.

1.4   **Entire Agreement**

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.

1.5   **Time of Essence**

Time shall be of the essence of this Agreement.

1.6   **Governing Law and Submission to Jurisdiction**

(a)   This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b)   Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.7   **Severability**

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.8   **Schedules**

The following Schedule is attached to and forms an integral part of this Agreement:

Schedule 1.1   -   Parent Internal Policies

ARTICLE 2
OBSERVER RIGHTS

2.1   **Appointment of Observer**

(a)   The Parent hereby acknowledges that the Observer has been designated by the Investors as the first Designated Observer under the Original Agreement and shall continue to act as the first Designated Observer under this Agreement.

(b)   The Observer acknowledges that the Investors shall have the right, subject to the terms and conditions of the Investor Rights Agreement, to appoint, and by notice in writing to the Observer and the Parent (the **"Appointment Notice"**) replace, from time to time a Designated Observer.

2.2   **Observer Rights**

(a)   During the Term, the Parent shall:

(i)   provide the Observer with notice, if any, of each meeting of the Board of Directors (telephonic or otherwise), in the same manner and at the same time as provided to the Board of Directors;

(ii)   provide to the Observer copies of all materials provided to the Board of Directors, in the same manner and at the same time as provided to the Board of Directors;

(iii)   provide to the Observer drafts of all resolutions proposed for signature by the Board of Directors (in lieu of a meeting) before such resolutions are so signed, in the same manner and at the same time as provided to the Board of Directors; and

(iv)   permit the Observer to attend each meeting of the Board of Directors (telephonic or otherwise), including, without limitation, any committee meeting of the Board of Directors or executive sessions, as an observer,

except with respect to materials or resolutions, or attendance at such portions of any such meeting, in which (A) the subject matter relates to a transaction, proceeding or matter in which the Investors or their Affiliates or investee entities (other than the Parent) are or may be interested parties, and where the participation in such portion of any such meeting by the Board Observer or access to Confidential Information relating to the Parent would, upon the advice of counsel, give rise to a conflict of interest between the Investors and the Parent, as determined by the Board of Directors in its sole discretion, (B) the Board of Directors determines, upon the advice of counsel, that such exclusion is reasonably necessary to preserve solicitor-client privilege, or (C) the Board of Directors determines, upon the advice of counsel, that such exclusion is reasonably necessary for the Parent or its subsidiaries to comply with any of their respective confidentiality obligations. Notwithstanding the foregoing, each of the following committees of the Board of Directors shall be entitled to exclude the Observer from attending any meeting, or portion thereof, of such committee in its discretion: the Audit Committee, the Corporate Governance Committee and the Compensation Committee.

(b)   The Parent shall not be required to (i) pay any compensation to the Observer or (ii) provide any indemnification, or maintain coverage under any policies of directors' and officers' insurance, in favour of the Observer; provided, however, that the Parent shall reimburse any reasonable costs or expenses incurred by the Observer in connection with his or her attendance at meetings of the Board of Directors, committee meetings of the Board of Directors and any executive sessions.

(c)   The Observer shall not have the right to vote at any meeting of the Board of Directors or be counted towards determining whether there is quorum for such meeting, but shall be entitled to participate in the discussions of the Board of Directors.

ARTICLE 3
OBSERVER OBLIGATIONS

3.1 General Duty to Comply with Director's Obligations

The Observer shall comply with the fiduciary obligations (whether in common law or pursuant to statute) that would be applicable to such Observer if he/she were a director of the Parent, including, the obligation to disclose conflicts of interest set forth in Section 3.2, the obligation not to appropriate corporate opportunities of the Parent or any subsidiary, as applicable, and the confidentiality obligations set forth in Article 5.

3.2 Disclosure of Conflicts of Interest

(a)   The Observer shall comply in all respects with the obligations imposed upon a director of the Parent by Section 120 of the Act with respect to any interest that he/she has in any material contract or material transaction with either the Parent or any subsidiary, whether made or proposed, and shall provide prompt and full disclosure thereof in writing to both the Board of the Directors and the Parent.

(b)   If the Observer reasonably believes that a matter being considered or to be considered by the Board of Directors may relate to a transaction, proceeding or other matter in which the Investors or their Affiliates or investee entities are or may be interested parties, the Observer shall provide prompt and full disclosure thereof in writing to both the Board of Directors and the Parent.

(c)   Contemporaneously with his/her appointment as a Designated Observer on the date hereof, the Observer shall have provided to the Parent on a confidential basis, a list of any Persons in which the Observer has an interest or is a director or officer or acts in a similar capacity of or for any such Person, to the extent such interest of the Observer in such other Person would be likely to constitute a conflict of interest with the Observer's functions as a Designated Observer pursuant to this Agreement.

3.3 Securities Laws Restrictions

The Observer hereby acknowledges that Securities Laws impose restrictions on his/her ability to purchase, sell, trade or otherwise transfer securities of the Parent until such time as material, non-public information received by the Observer becomes publicly available or is no longer material and the Observer further hereby agrees to comply with all such restrictions.

3.4 Parent Internal Policies

The Observer acknowledges receipt of a copy of each of the Parent Internal Policies and agrees to abide by such Parent Internal Policies, as the same may be amended from time to time, as if the Observer was a director of the Parent.

ARTICLE 4
STANDSTILL

4.1   Standstill

(a)   During the Standstill Period, the Observer covenants and agrees with the Parent that (A) it shall not, (B) none of his/her Affiliates shall, (C) it shall not permit any of his/her Affiliates to, and (D) neither it nor any of his/her Affiliates shall authorize, permit, assist or encourage any of the directors, officers or employees of the Observer or his/her Affiliates to, in each case, directly or indirectly, alone or acting jointly or in concert with any other Person to:

(i)   acquire, agree to acquire, or offer or propose to acquire, whether by means of a purchase, tender or exchange offer, merger, business combination or in any other manner, beneficial ownership as defined in Rule 13d-3 under the U.S. Exchange Act of any securities of the Parent or its Affiliates, or ownership of any indebtedness of the Parent or its Affiliates, including any rights or options to acquire such ownership (including from any third Person);

(ii)   offer or propose, or seek to effect, any merger, consolidation, acquisition of stock or assets, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to or involving the Parent or its Affiliates;

(iii)   initiate, or induce or attempt to induce any other Person or "group" (as defined in Section 13(d)(3) of the U.S. Exchange Act) to initiate, any shareholder proposal or tender offer for any securities of the Parent or its Affiliates, any change of control of the Parent or its Affiliates or the convening of a shareholders' meeting of the Parent or its Affiliates for any purpose;

(iv)   propose or seek to influence, change or control the management, the board of directors, governing instruments or policies or affairs of the Parent or its Affiliates, or seek or obtain representation on the board of directors of the Parent or its Affiliates, including in each case, without limitation, by means of a "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 of Regulation 14A promulgated pursuant to Section 14 of the U.S. Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)), contacting any Person relating to any of the matters set forth in this clause (d) or seeking to influence, advise or direct the vote of any holder of voting securities of the Parent or its Affiliates or publicly making a request of the Parent or its Affiliates; or

(v)   knowingly advise, assist or encourage any other Person in connection with any of the matters set forth in this Section 4.1(a).

(b)   The foregoing provisions shall not limit an Investor or its Affiliates in any way from acquiring or offering to acquire, directly or indirectly, any company or business unit thereof that beneficially owns securities of the Parent or its Affiliates so long as (i) such entity's prior acquisition of such securities was not made directly or indirectly on the Investor's or such Affiliate's behalf and (ii) such entity's ownership of such securities was not a primary factor in the decision to consummate such transaction.

(c)   Notwithstanding the foregoing but subject to the Shareholder Rights Plan, the Observer and his/her Affiliates shall not be restricted from (i) acquiring securities of the Parent with the prior written consent of the Parent, (ii) participating in rights offerings conducted by the Parent, (iii) receiving stock dividends or similar distributions made by the Parent, (iv) tendering Common Shares to a take-over bid for the Common Shares with the consent of the Board of Directors, or (v) disposing of Common Shares by operation of a statutory amalgamation, statutory arrangement or other statutory procedure involving the Parent.

(d)   For certainty, nothing in this Section 4.1 shall limit the Investors and their Affiliates from exercising their right under the Investor Rights Agreement to (i) designate Investor Nominees and Board Observers (each as defined in the Investor Rights Agreement), (ii) designate PMO Representatives to develop and implement PMO initiatives (each as defined in the Investor Rights Agreement) and (iii) acquire any Additional Market Shares (as defined in the Investor Rights Agreement) on or before the date that is 12-months following the date hereof.

(e)   Notwithstanding anything herein to the contrary, none of the provisions of this Section 4.1 shall apply to the Investors or their Affiliates, which, for certainty, are subject to the restrictions set out in Section 6.3 [*Standstill*] of the Investor Rights Agreement.

ARTICLE 5
CONFIDENTIALITY

5.1   Obligation to Keep Confidential

The Observer will keep confidential and will treat confidentially all Confidential Information.

5.2   Permitted Use

The Observer agrees that he/she will not disclose or use, for himself/herself or for the benefit of any other Person, any Confidential Information. Notwithstanding the preceding sentence, during the Term the Observer shall be permitted to disclose Confidential Information to the Investors and their Representatives for the purpose of allowing the Investors to provide advice and assistance to the Parent and its subsidiaries in respect of the operations of the Parent and its subsidiaries and for no other purpose, provided that such Investors and their Representatives are bound by a confidentiality agreement with the Parent.

5.3   Exclusions

The term Confidential Information shall exclude: (a) any information that was generally available to the public prior to the date hereof, and (b) any information that becomes generally available to the public (through no violation hereof by the Observer or by any other Person of its obligations to keep confidential any Confidential Information); provided that a combination of information shall not be considered public merely because individual elements thereof are in the public domain, unless the actual combination of all the elements is in the public domain.

5.4   Ownership

Nothing in this Agreement is to be construed as granting the Observer any title, ownership, license or other right of interest with respect to the Confidential Information. The Parent retains all right, title and interest in and to the Confidential Information.

5.5   Disclosures by Legal Process

If the Observer is requested or required to disclose any Confidential Information in connection with any legal or administrative proceeding or investigation, or is required by Law to disclose any Confidential Information, the Observer will provide the Parent with prompt written notice of any such request or requirement, unless prohibited by Law, so that the Parent has an opportunity to seek a protective Order or other appropriate remedy or waive compliance with the provisions of this Agreement. If timely notice cannot be given, the Observer agrees to make reasonable efforts to seek a protective Order or confidential treatment from the applicable Governmental Entity for such information. If the Parent waives compliance with the provisions of this Agreement with respect to a specific request or requirement, the Observer shall disclose only that portion of the Confidential Information that is covered by such waiver and which is necessary to disclose in order to comply with such request or requirement. If (in the absence of a waiver by the Parent) the Parent has not secured a protective Order or other appropriate remedy, and the Observer is nonetheless then legally compelled to disclose any Confidential Information, the Observer may, without liability hereunder, disclose only that portion of the Confidential Information that is necessary to be disclosed.

5.6   Return and Destruction of Confidential Information

At the end of the Term or at any time upon written request by the Parent, the Observer shall promptly return to the Parent or promptly destroy all Confidential Information (including, electronic copies) supplied by the Parent to the Observer, without retaining any copy thereof, and the Observer shall promptly destroy all Confidential Information prepared by or on behalf of him or her, together with copies thereof (including, without limitation, electronic copies), except that the Observer shall be entitled to retain copies of the Confidential Information as necessary to comply with applicable Law.

5.7   Survival

Notwithstanding the return or destruction of the Confidential Information as contemplated hereby or the termination of the Term, the Observer will continue to be bound by the terms of this Agreement with respect thereto, including all obligations of confidentiality.

ARTICLE 6
MISCELLANEOUS

6.1   **Notices**

(a)   Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)   in the case of the Observer:

c/o Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

Attention: David Smolens
Facsimile: 213.830.6293
E-mail: dsmolens@oaktree.com

with a copy to (other than in respect of any notice contemplated by Section 2.2):

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60601

Attention: Dennis M. Myers and Hamed Meshki
Facsimile: 312.862.2200 and 213.808.8145
E-mail: dennis.myers@kirkland.com and hmeshki@kirkland.com

(ii)   in the case of the Parent:

2233 Argentia Drive, Suite 301
Mississauga, ON L5N 2X7

Attention: General Counsel
Facsimile: 952.835.1991
E-mail: jill.barnett@sunopta.com

(b)   Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)   Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 6.1.

6.2   Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

6.3   Assignment

The Observer may not assign any of his/her rights or benefits under this Agreement, or delegate any of his/her duties or obligations, except with the prior written consent of the Parent, which consent may be unreasonably withheld.

6.4   Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal Personal representatives, and permitted assigns.

6.5   Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

6.6   Right to Injunctive Relief

The Observer hereby acknowledges and agrees that in the event of a breach or threatened breach of any of his/her covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to the Parent, the Parent shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and the Observer hereby agrees not to plead sufficiency of damages as a defence in such circumstances. From the date on which the Parent provides notice to the Observer of a *bona fide* claim or possible claim for a breach or threatened breach hereunder, the Parent shall have no further obligations to the Observer under Section 2.2 hereof unless and until such claim is abandoned or resolved substantially in the Observer's favour.

6.7   <u>Counterparts</u>

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

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SCHEDULE 1.1

PARENT INTERNAL POLICIES

SunOpta's Corporate Policy Manual, which includes the following policies:

(a) Business Ethics & Code of Conduct

(b) Communications Policy

(c) Insider Trading Policy

(d) Procedures and Guidelines Governing Insider Trading and Tipping

(e) Employee Confidentiality & Inventions Agreement

(f) Hiring & Promotion Policy

(g) Harassment and Discrimination Policy

(h) Ethics Reporting Policy

(i) Information Technology Policy

(j) Document Retention Policy

(k) Social Media Policy & Guidelines

(l) Travel Expense Guidelines

SCHEDULE 1.1(b)

PREFERRED SHARE TERMS

See attached.

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SUNOPTA FOODS INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

SunOpta Foods Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is SunOpta Foods Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 30, 2003 under the name SunOpta Holdings Inc.

2.   That the board of directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the certificate of incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its sole stockholder. The resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the certificate of incorporation of this corporation and all amendments thereto be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is SunOpta Foods Inc. (the "**Company**").

SECOND: The address of the registered office of the Company in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Zip Code 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Company shall have authority to issue is 147,000 consisting of (i) 2,000 shares of common stock, no par value per share ("**Common Stock**") and (ii) 145,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**"), of which 85,000 are hereby designated Series A Preferred Stock ("**Series A Preferred Stock**"), 30,000 are hereby designated Series B-1 Preferred Stock ("**Series B-1 Preferred Stock**") and 30,000 are hereby designated Series B-2 Preferred Stock ("**Series B-2 Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Company.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); <u>provided</u>, <u>however</u>, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law.

B.   SERIES A PREFERRED STOCK

Of the Preferred Stock authorized and unissued by the Certificate of Incorporation, 85,000 shares shall be designated Series A Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   <u>Definitions</u>. For purposes of this Part B of this Article Fourth, the following definitions shall apply:

1.1   "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016, by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

1.2   "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 2.1, less any dividends paid in cash pursuant to Section 2.1 or 2.2 or dividends added to the Liquidation Preference pursuant to Sections 2.2, 2.5 or 2.6, from the Issue Date up to, but not including, such date;

1.3   "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 2.3 and 2.6 as reduced by the payment of dividends out of such amount pursuant to Section 2.4;

1.4   "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 2.2, 2.5, and 2.6;

1.5   "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "**control**" when used with respect to any Person,

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means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

1.6 "**Average VWAP**" per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

1.7 "**Beneficial Ownership Exchange Cap**" shall have the meaning set forth in Section 5.10.1;

1.8 "**Board of Directors**" shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

1.9 "**Business Day**" shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

1.10 "**Capital Reorganization**" shall have the meaning set forth in Section 5.5;

1.11 "**Cash Dividends**" shall have the meaning set forth in Section 2.1;

1.12 "**Certificate of Incorporation**" shall mean the Certificate of Incorporation of the Company, as it may be amended or restated from time to time.

1.13 "**Certificated Preferred Stock**" shall have the meaning set forth in Section 10.2.1;

1.14 "**Change of Control**" shall mean the occurrence of any of the following:

(a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b) the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c) a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

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(d)   Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

1.15   **"Change of Control Redemption Date"** shall have the meaning set forth in Section 7.2;

1.16   **"Change of Control Redemption Notice"** shall have the meaning set forth in Section 7.4;

1.17   **"Change of Control Redemption Premium"** shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Price and subject to Section 5.10.2, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

1.18   **"Change of Control Redemption Price"** shall have the meaning set forth in Section 7.3;

1.19   **"Closing Sale Price"** of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

1.20   **"Common Stock"** shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

1.21   **"Company"** shall mean SunOpta Foods Inc., a Delaware corporation;

1.22   **"Credit Agreements"** shall mean the Second Lien Loan Agreement and the ABL Agreement;

1.23   **"Dividend Change Date"** shall mean the first day following the end of the Company's third fiscal quarter in the year 2025;

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1.24 "**Dividend Payment Date**" shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

1.25 "**Dividend Rate**" shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 12.5% per annum thereafter, subject in each case to adjustment as provided in Section 8;

1.26 "**Dividend Record Date**" shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

1.27 "**Event of Noncompliance**" shall mean:

(a) the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 6.1 and 7.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b) the Company fails to deliver the required number of Parent Common Shares contemplated by Section 5.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 5.5, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 5.6 and 5.10; or

(c) Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) 2.1(f), 6.1(a) and 6.1(b) of the Investor Rights Agreement or of Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d) the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

1.28   **"Exchange Act"** shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

1.29   **"Exchange Agreement"** shall mean the Exchange and Support Agreement, dated as of October 7, 2016, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

1.30   **"Exchange Cap"** shall have the meaning set forth in Section 5.10;

1.31   **"Exchange Date"** shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

1.32   **"Exchange Price"** shall mean $7.50, as may be adjusted from time to time in the manner set forth herein;

1.33   **"Exchange Price Floor"** means the consolidated closing bid price for the Parent Common Shares as of 4 PM Eastern time on the Trading Day immediately prior to the Issue Date, as reported by The NASDAQ Global Select Market, as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

1.34   **"Exchange Rate"** shall have the meaning set forth in Section 5.1;

1.35   **"Excluded Issuances"** shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), and (v) triggering an adjustment under any provision of Section 5.5 other than 5.5.4;

1.36   **"Ex-Date"** means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

1.37   **"Forced Exchange Date"** shall have the meaning set forth in Section 5.2;

1.38   **"Forced Exchange Notice"** shall have the meaning set forth in Section 5.2;

1.39   **"Forced Exchange Notice Date"** shall have the meaning set forth in Section 5.2;

1.40 **"Holder"** and, unless the context requires otherwise, **"holder"** shall each mean a holder of record of a share of Preferred Stock;

1.41 **"Investor"** shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

1.42 **"Investor Rights Agreement"** shall mean the Investor Rights Agreement, dated October 7, 2016, by and among the Parent, the Company and the Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

1.43 **"Issue Date"** shall mean the original date of issuance of the Preferred Stock;

1.44 **"Issued Amount"** shall mean meaning given in Section 5.10.2;

1.45 **"Junior Stock"** shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.46 **"Liquidation Preference"** shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 2.2, 2.5 and 2.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

1.47 **"Make Whole Issuable Maximum"** means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

1.48 **"Market Value"** shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

1.49 **"Non-Cash Dividend Election"** shall have the meaning set forth in Section 2.2;

1.50 **"Officer"** shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

1.51 **"opening of business"** shall mean 9:00 a.m. (Toronto time);

1.52 **"Optional Exchange Date"** shall have the meaning set forth in Section 5.1;

1.53   **"Optional Exchange Notice"** shall have the meaning set forth in Section 5.1;

1.54   **"Optional Exchange Notice Date"** shall have the meaning set forth in Section 5.1;

1.55   **"Optional Parent Put Exchange Date"** shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

1.56   **"Optional Parent Put Right"** shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

1.57   **"Optional Redemption Date"** shall have the meaning set forth in Section 6.1;

1.58   **"Optional Redemption Notice"** shall have the meaning set forth in Section 6.3;

1.59   **"Optional Redemption Price"** shall have the meaning set forth in Section 6.2;

1.60   **"OSA"** shall mean the Securities Act (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

1.61   **"Ownership Notice"** shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit A;

1.62   **"Parent"** shall mean SunOpta Inc., a company amalgamated under the Business Corporations Act (Canada);

1.63   **"Parent Common Shares"** shall mean the common shares of the Parent;

1.64   **"Parity Stock"** shall mean any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.65   **"Paying Agent"** shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

1.66   **"Person"** shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

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1.67 **"Post CoC Exchange Cap"** shall have the meaning set forth in Section 5.10.3;

1.68 **"Preferred Stock"** shall mean the Series A Preferred Stock of the Company authorized pursuant to Article Fourth of the Certificate of Incorporation;

1.69 **"Redeeming Party"** shall have the meaning set forth in Section 7.2;

1.70 **"Reference Property"** shall have the meaning set forth in Section 5.5;

1.71 **"SEC"** shall mean the Securities and Exchange Commission;

1.72 **"Second Lien Loan Agreement"** shall mean that certain second lien loan agreement, dated October 9, 2015, by and among the Parent, the Company, Bank of Montreal, as administrative agent and collateral agent, the various lenders thereto, and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time, including for the avoidance of doubt the Exchange Note Indenture, and the Senior Take-out Notes Indenture (in both cases as defined in the Second Lien Loan Agreement);

1.73 **"Securities Act"** shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

1.74 **"Securities Exchange"** shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

1.75 **"Securities Representations"** shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

1.76 **"Senior Stock"** shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.77 **"Shelf Registration Statement"** shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

1.78 **"Subsidiary"** shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one

or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes. For the avoidance of doubt, for purposes of this Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

1.79 **"Trading Day"** shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, **"Trading Day"** shall mean a Business Day;

1.80 **"Transfer Agent"** shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

1.81 **"Transfer Restricted Securities"** shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

1.82 **"Trigger Event"** shall have the meaning set forth in Section 5.5.7;

1.83 **"VWAP"** per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

2. Dividends.

2.1 Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so

declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 2.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 2.2, 2.5 or 2.6.

2.2   Notwithstanding anything to the contrary in Section 2.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

2.3   If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

2.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

2.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

2.5.1   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

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2.5.2 in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

2.6 Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with the Certificate of Incorporation during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date,

2.6.1 in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

2.6.2 in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3. Voting and Protective Provisions.

3.1 Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 3 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

3.2 So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

3.2.1 any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock;

3.2.2   any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

3.2.3   any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 5; or

3.2.4   any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

3.3   Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

3.3.1   to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

3.3.2   to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

3.3.3   to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

3.4   Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

3.5   In exercising the voting rights set forth in Section 3.2, each share of Preferred Stock shall be entitled to one vote.

3.6   The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

4.   Liquidation Rights.

4.1   In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each

share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

4.2   In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 5.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

4.3   Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 4.

4.4   After the payment in full to the Holders of the amounts provided for in this Section 4, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

4.5   In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 4.1 and 4.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

5.   Exchange.

5.1   The Holders shall have the right, subject to the Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 5.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized

attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date and (G) the Securities Representations. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 5.1, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date.

5.2   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 5.2, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 5.2 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or (ii) above) and (F) the surrender locations specified in Section 5.3. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 5.2, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date. Notwithstanding anything to the contrary in this Section 5.2, a Holder may exercise an Optional Parent Put Right after receipt of a Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 5.2 unless the Parent Common Shares delivered to the

Tor#: 9470239.18

Holders under this Section 5.2 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 5.2, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap no longer prevents such delivery, provided that if after 90 days the Exchange Cap still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder.

5.3   Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 5.9.

5.4   Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 9 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 5.3 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

5.5   The Exchange Price shall be subject to the following adjustments (except as provided in Section 5.6):

5.5.1   If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1 = the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

5.5.2 If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

5.5.3 If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

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where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

5.5.4   Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

$$EP2 = EP1 \ \frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

5.5.5   In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common

Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 5.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 5.5.1 to 5.5.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

5.5.6 Notwithstanding anything herein to the contrary, no adjustment under this Section 5.5 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

5.5.7 Notwithstanding any other provisions of this Section 5.5, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 5.5 (and no adjustment to the Exchange Price under this Section 5.5 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 5.5.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 5.5 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all

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holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

5.5.8   The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

5.6   Notwithstanding anything to the contrary in Section 5.5, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 5.5.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 5.5.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 5.5.2 or Section 5.5.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

5.7   If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

5.8   Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer,

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setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

5.9   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

5.10   Exchange Caps

5.10.1 No shares of Preferred Stock may be exchanged pursuant to Section 5.1 or Section 5.2 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder and its Affiliates shall include the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and its Affiliates and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible or exchangeable into Parent Common Shares beneficially owned by such Holder and its Affiliates (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein.   Except as set forth in the preceding sentence, for purposes of this Section 5.10.1, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap. This Section 5.10.1 shall cease to be operative and shall be of no further force and effect in the event the shareholders of Parent approve a resolution in accordance with the applicable stockholder approval rules of the Securities Exchange on which the Parent Common Shares are then listed to remove the Beneficial Ownership Exchange Cap.

5.10.2 If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation

and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

5.10.3 If any shares of Preferred Stock are redeemed pursuant to Section 7.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 5.1 or Section 5.2, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**"). For the avoidance of doubt, the Post CoC Exchange Cap may not be removed with shareholder approval.

5.11 Any shares of Parent Common Shares delivered pursuant to this Section 5 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

6. <u>Redemption</u>.

6.1 On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 6 shall be subject to compliance with the provisions of the Credit Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 6.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

6.2 Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 6 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 2.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

6.3 The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 6 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are

to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

6.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise involve available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

7.   Change of Control.

7.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

7.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding

anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Credit Agreements (as such credit agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock, and for so long as such restrictive terms continue or have not been waived by the applicable lenders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 7, the loans and other loan obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

7.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

7.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

7.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

8.   Events of Noncompliance.

8.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as contemplated by this Section 8.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

8.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

9.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

10.   Uncertificated Shares; Certificated Shares.

10.1   Uncertificated Shares.

10.1.1 Form. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

10.1.2 Transfer. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

10.1.3 Legends.

(A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit A hereto.

(B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

> "THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

10.2   Certificated Shares.

10.2.1 Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("Certificated Preferred Stock"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit A, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

10.2.2 Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

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The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

10.2.3 <u>Transfer and Exchange</u>. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A)   shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B)   is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I)   if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit C hereto; or

(II)   if such Certificated Preferred Stock is being transferred to the Company or to a "**qualified institutional buyer**" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit C hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 10.2.4.

10.2.4 <u>Legends</u>.

(A)   Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit A hereto.

(B)   Each certification evidencing Common Stock delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
(THE "SECURITIES ACT"), OR ANY STATE SECURITIES
LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST
OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD,
ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR
OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH

REGISTRATION OR UNLESS THE COMPANY RECEIVES
EVIDENCE REASONABLY ACCEPTABLE TO IT THAT
SUCH TRANSACTION IS EXEMPT FROM, OR NOT
SUBJECT TO, REGISTRATION."

(C)   Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

10.2.5 <u>Replacement Certificates</u>. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

10.2.6 <u>Cancellation</u>.   In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

10.3   <u>Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock</u>.

10.3.1 To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 10.

10.3.2 All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

10.3.3 Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

10.3.4 No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

10.4 <u>No Obligation of the Transfer Agent</u>. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

11. <u>Miscellaneous</u>.

11.1 With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

11.2 Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

11.3 The shares of Preferred Stock shall be issuable only in whole shares.

11.4 All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

11.5 Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

11.6   Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

11.7   Except as set forth in Section 3.2.2, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

C.   SERIES B-1 PREFERRED STOCK

Of the preferred stock authorized and unissued by the Certificate of Incorporation, 30,000 shares shall be designated Series B-1 Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part C of this Article Fourth refer to sections and subsections of Part C of this Article Fourth and references to "Preferred Stock" refer to the Series B-1 Preferred Stock as defined in Section 2.72 of this Part C of this Article Fourth.

1.   General. The Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Company, ranks: (i) senior to all Junior Stock; (ii) on parity with all Parity Stock; (iii) junior to all Senior Stock; (iv) junior to existing and future indebtedness of the Company; and (v) structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries (if any) and any capital stock of the Company's Subsidiaries not held by the Company, in each case as provided more fully herein.

2.   Definitions. For purposes of this Part C of this Article Fourth, the following definitions shall apply:

2.1   "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020), by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.2   "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 3.1, less any dividends paid in cash pursuant to Section 3.1 or 3.2 or dividends added to the Liquidation Preference pursuant to Sections 3.2, 3.5 or 3.6, from the Issue Date up to, but not including, such date;

2.3   "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 3.3 and 3.6 as reduced by the payment of dividends out of such amount pursuant to Section 3.4;

2.4   "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 3.2, 3.5, and 3.6;

2.5   "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

2.6   "**Average VWAP**" per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

2.7   "**Beneficially Own**" or "**Beneficial Owner**" shall have the meaning given that term by the Shareholder Rights Plan.

2.8   "**Beneficial Ownership Exchange Cap**" shall have the meaning set forth in Section 6.11.1;

2.9   "**Board of Directors**" shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

2.10   "**Business Day**" shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

2.11   "**Capital Reorganization**" shall have the meaning set forth in Section 6.6;

2.12   "**Cash Dividends**" shall have the meaning set forth in Section 3.1;

2.13   "**Certificated Preferred Stock**" shall have the meaning set forth in Section 11.2.1;

2.14   "**Change of Control**" shall mean the occurrence of any of the following:

(a)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b)   the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than

50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c)   a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

(d)   Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

2.15   "**Change of Control Redemption Date**" shall have the meaning set forth in Section 8.2;

2.16   "**Change of Control Redemption Notice**" shall have the meaning set forth in Section 8.4;

2.17   "**Change of Control Redemption Premium**" shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Date and subject to Section 6.11.1, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

2.18   "**Change of Control Redemption Price**" shall have the meaning set forth in Section 8.3;

2.19   "**Closing Sale Price**" of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

2.20   "**Common Stock**" shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

2.21   "**Company**" shall mean SunOpta Foods Inc., a Delaware corporation;

2.22   "**Dividend Change Date**" shall mean the first day following the end of the Company's third fiscal quarter in the year 2029;

2.23   "**Dividend Payment Date**" shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

2.24   "**Dividend Rate**" shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 10.0% per annum thereafter, subject in each case to adjustment as provided in Section 9;

2.25   "**Dividend Record Date**" shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

2.26   "**Engaged Capital Investor**" shall mean one or more Affiliates of Engaged Capital, LLC;

2.27   "**Engaged Capital Investor Rights Agreement**" shall mean the Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Engaged Capital Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.28   "**Event of Noncompliance**" shall mean:

(a)   the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 7.1 and 8.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b)   the Company fails to deliver the required number of Parent Common Shares contemplated by Section 6.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 6.6, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 6.7 and 6.11; or

(c)   Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) and 2.1(f) of the Oaktree Investor Rights Agreement or Sections 2.1(a), 2.1(b) and 2.1(e) of the Engaged Investor Rights Agreement or Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d)   the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

2.29   "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

2.30   "**Exchange Agreement**" shall mean the Exchange and Support Agreement, dated as of [●], 2020, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

2.31   "**Exchange Cap**" shall have the meaning set forth in Section 6.11;

2.32   "**Exchange Date**" shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

2.33   "**Exchange Price**" shall mean $2.50 as may be adjusted from time to time in the manner set forth herein;

2.34   "**Exchange Price Floor**" means $[●], which represents the lower of (i) the Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) on the Trading Day immediately prior to the Subscription Date ($[●]) and (ii) the average Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) for the five Trading Days immediately prior to the Subscription Date ($[●]), as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

2.35   "**Exchange Rate**" shall have the meaning set forth in Section 6.1;

2.36   "**Excluded Issuances**" shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Part C of this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint

34

venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), (v) triggering an adjustment under any provision of Section 6.6 other than 6.6.4, (vi) in connection with the issuance of Series B-2 Preferred Stock pursuant to the Subscription Agreement and (vii) in whole or in part to one or more Holders, solely to the extent of such Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares sold or issued to such Holders;

2.37   "**Ex-Date**" means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

2.38   "**Forced Exchange Date**" shall have the meaning set forth in Section 6.3;

2.39   "**Forced Exchange Notice**" shall have the meaning set forth in Section 6.3;

2.40   "**Forced Exchange Notice Date**" shall have the meaning set forth in Section 6.3;

2.41   "**Holder**" and, unless the context requires otherwise, "**holder**" shall each mean a holder of record of a share of Preferred Stock;

2.42   "**Holder Exchange Right**" shall have the meaning set forth in Section 6.1;

2.43   "**Investor**" shall mean the Oaktree Investor and the Engaged Capital Investor;

2.44   "**Issue Date**" shall mean the original date of issuance of the Preferred Stock;

2.45   "**Issued Amount**" shall mean meaning given in Section 6.11.1;

2.46   "**Junior Stock**" shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.47   "**Liquidation Preference**" shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 3.2, 3.5 and 3.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

2.48   "**Make Whole Issuable Maximum**" means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as

such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

2.49 "**Market Value**" shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

2.50 "**Non-Cash Dividend Election**" shall have the meaning set forth in Section 3.2;

2.51 "**Oaktree Investor**" shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

2.52 "**Oaktree Amended and Restated Investor Rights Agreement**" shall mean the Amended and Restated Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Oaktree Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.53 "**Officer**" shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

2.54 "**opening of business**" shall mean 9:00 a.m. (Toronto time);

2.55 "**Optional Exchange Date**" shall have the meaning set forth in Section 6.1;

2.56 "**Optional Exchange Notice**" shall have the meaning set forth in Section 6.1;

2.57 "**Optional Exchange Notice Date**" shall have the meaning set forth in Section 6.1;

2.58 "**Optional Parent Put Exchange Date**" shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

2.59 "**Optional Parent Put Right**" shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

2.60 "**Optional Redemption Date**" shall have the meaning set forth in Section 7.1;

2.61 "**Optional Redemption Notice**" shall have the meaning set forth in Section 7.3;

2.62   "**Optional Redemption Price**" shall have the meaning set forth in Section 7.2;

2.63   "**OSA**" shall mean the *Securities Act* (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

2.64   "**Ownership Notice**" shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit E;

2.65   "**Parent**" shall mean SunOpta Inc., a company amalgamated under the *Business Corporations Act* (Canada);

2.66   "**Parent Common Shares**" shall mean the common shares of the Parent;

2.67   "**Parity Stock**" shall mean the Series A Preferred Stock, Series B-2 Preferred Stock and any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.68   "**Paying Agent**" shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

2.69   "**Person**" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

2.70   "**PIF**" means a personal information form in accordance with the requirements of the TSX;

2.71   "**Post CoC Exchange Cap**" shall have the meaning set forth in Section 6.11.4;

2.72   "**Preferred Stock**" shall mean the Series B-1 Preferred Stock of the Company authorized pursuant to this Part C of this Article Fourth;

2.73   "**Prospective Debt Financing**" shall mean the debt financing to be entered into on or about [●], 2020 in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

2.74   "**Redeeming Party**" shall have the meaning set forth in Section 8.2;

2.75   "**Reference Property**" shall have the meaning set forth in Section 6.6;

2.76 **"Rights Plan Exchange Cap"** shall have the meaning set forth in Section 6.2;

2.77 **"SEC"** shall mean the Securities and Exchange Commission;

2.78 **"Second Lien Indenture"** shall mean that certain indenture, dated as of October 20, 2016, among the Company, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, relating to the 9.5% Senior Secured Second Lien Notes due 2022 of the Company, as amended, supplemented, restated, converted, exchanged, replaced or modified from time to time;

2.79 **"Securities Act"** shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

2.80 **"Securities Exchange"** shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

2.81 **"Securities Representations"** shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

2.82 **"Senior Debt Agreements"** shall mean the Second Lien Indenture, the ABL Agreement and the Prospective Debt Financing;

2.83 **"Senior Stock"** shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.84 **"Series A Preferred Stock"** shall mean the Series A Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.85 **"Series B-2 Preferred Stock"** shall mean the Series B-2 Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.86 **"Shareholder Rights Plan"** means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016 as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

2.87 **"Shelf Registration Statement"** shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

2.88 "**Subscription Agreement**" shall mean the securities subscription agreement dated as of [●], 2020 between the Oaktree Investor, the Engaged Capital Investor, the Parent and the Company;

2.89 "**Subscription Date**" shall mean the date the parties entered into the Subscription Agreement;

2.90 "**Subsidiary**" shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes. For the avoidance of doubt, for purposes of this Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

2.91 "**Trading Day**" shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, "**Trading Day**" shall mean a Business Day;

2.92 "**Transfer Agent**" shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

2.93 "**Transfer Restricted Securities**" shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

2.94 "**Trigger Event**" shall have the meaning set forth in Section 6.6.7;

2.95 "**TSX**" shall mean the Toronto Stock Exchange or any successor thereto;

2.96 "**Voting Shares**" shall have the meaning set forth in Section 6.2;

2.97 "**VWAP**" per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

3. Dividends.

3.1 Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 3.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 3.2, 3.5 or 3.6.

3.2 Notwithstanding anything to the contrary in Section 3.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added, for each share of Preferred Stock, to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made, for each share of Preferred Stock, a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

3.3 If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such

40

quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

3.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

3.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

3.5.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

3.5.2.   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date.   The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3.6   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with this this Part C of this Article Fourth during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date.

3.6.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

3.6.2.   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable.   The Holders at the

Tor#: 9470239.18

close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

4. Voting and Protective Provisions.

4.1 Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 4 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

4.2 So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

4.2.1. any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock, including the issuance of any Series B-2 Preferred Stock other than pursuant to the terms of the Subscription Agreement;

4.2.2. any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

4.2.3. any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 6; or

4.2.4. any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

4.3 Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

4.3.1. to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

4.3.2. to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

4.3.3. to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

4.4   Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

4.5   In exercising the voting rights set forth in Section 4.2, each share of Preferred Stock shall be entitled to one vote.

4.6   The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

5.   Liquidation Rights.

5.1   In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, after satisfaction of liabilities to holders of shares of Senior Stock, if any, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

5.2   In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 6.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

5.3   Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be

deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 5.

5.4   After the payment in full to the Holders of the amounts provided for in this Section 5, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

5.5   In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5.1 and 5.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

6.   Exchange.

6.1   The Holders shall have the right (the "**Holder Exchange Right**"), subject to the Exchange Cap and the Rights Plan Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap or the Rights Plan Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date, (G) the Securities Representations, (H) in the case of the Engaged Capital Investors, shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX, and (I) in the case of the Engaged Capital Investors, shall include a reply certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 6.1, the Company shall deliver the shares of

Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date; and in the case of an exchange by the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding the foregoing, in the case of any shares of Preferred Stock subject to the Rights Plan Exchange Cap, the Optional Exchange Date may be no sooner than sixty-one days following the Optional Exchange Notice Date and no shares of Parent Common Shares will be delivered in respect of such Preferred Stock at any time prior to sixty-one days following the Optional Exchange Notice Date. Notwithstanding the foregoing, the Engaged Capital Investors may not deliver an Optional Exchange Notice under this Section 6.1, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.1, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.2   To the extent of any shares of Preferred Stock that could be exchanged for Parent Common Shares pursuant to a Holder Exchange Right where, as a result, such Holder would be deemed to be the Beneficial Owner of in excess of 19.99% of the number of Parent Common Shares or any other shares in the capital stock of the Parent entitled to vote generally for the election of directors ("**Voting Shares**") outstanding immediately after giving effect to such exchange under the terms of the Shareholder Rights Plan (such limit, the "**Rights Plan Exchange Cap**"), the Holder may not become the Beneficial Owner of such Parent Common Shares until the lapse of sixty-one days following the date of the exercise of a Holder Exchange Right for such shares of Preferred Stock. For the purposes of this Section 6.2, the determination of percentage ownership of Voting Shares Beneficially Owned by any Holder shall be made in accordance with the terms and conditions of the Shareholder Rights Plan.

6.3   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap and the Rights Plan Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.3, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 6.3 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or

(ii) above), (F) the surrender locations specified in Section 6.4 and (G) in the case of the Engaged Capital Investors, shall include a certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap and the Rights Plan Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date, and in the case of the Engaged Capital Investors, such first notice shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 6.3, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date, and in the case of an exchange with respect to the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding anything to the contrary in this Section 6.3, a Holder may exercise an Optional Parent Put Right after receipt of a Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 6.3 unless the Parent Common Shares delivered to the Holders under this Section 6.3 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap or the Rights Plan Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 6.3, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap or the Rights Plan Exchange Cap, as applicable, no longer prevents such delivery, provided that if after 90 days the Exchange Cap or the Rights Plan Exchange Cap, as applicable, still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder. Notwithstanding the foregoing, the Company may not deliver a Forced Exchange Notice under this Section 6.3 to the Engaged Capital Investors, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.3, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.4   Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or

its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 6.10.

6.5   Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap or the Rights Plan Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 10 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 6.4 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

6.6   The Exchange Price shall be subject to the following adjustments (except as provided in Section 6.7):

6.6.1. If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0   =   the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1   =   the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

6.6.2. If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

6.6.3. If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

6.6.4. Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

$$EP2 = EP1\frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

6.6.5. In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as

soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 6.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 6.6.1 to 6.6.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

6.6.6. Notwithstanding anything herein to the contrary, no adjustment under this Section 6.6 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

6.6.7. Notwithstanding any other provisions of this Section 6.6, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 6.6 (and no adjustment to the Exchange Price under this Section 6.6 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 6.6.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 6.6 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

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6.6.8. The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

6.7   Notwithstanding anything to the contrary in Section 6.6, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 6.6.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 6.6.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 6.6.2 or Section 6.6.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

6.8   If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

6.9   Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

6.10   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or

Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

6.11 Exchange Caps

6.11.1. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder shall include, in addition to Common Shares beneficially owned, the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible or exchangeable into Parent Common Shares beneficially owned by such Holder (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.11.1, beneficial ownership shall be calculated in accordance with Rule 13d-3 (without giving any effect to paragraph (b) of Rule 13d-3) and Rule 13d-5 under the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap.

6.11.2. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would become the Beneficial Owner of the number of Voting Shares in excess of the Rights Plan Exchange Cap.

6.11.3. If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

6.11.4. If any shares of Preferred Stock are redeemed pursuant to Section 8.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 6.1 or Section 6.3, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**").

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6.12   Any shares of Parent Common Shares delivered pursuant to this Section 6 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

7.   Redemption.

7.1   On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 7 shall be subject to compliance with the provisions of the Senior Debt Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 7.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

7.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 3.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

7.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 7 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

7.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise make available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will

terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

8.   Change of Control.

8.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

8.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Senior Debt Agreements (as such senior debt agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock and for so long as such restrictive terms continue or have not been waived by the applicable lenders or holders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 8, the loans and other debt obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, to the extent required to be repaid prior to such redemption of the Preferred Stock, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock and the restrictions on the redemption of the shares of Preferred Stock and the obligations of the Company under the Second Lien Indenture will apply,

54

including, without limitation, any Change of Control Offer (as defined in the Second Lien Indenture) required by the terms of the Second Lien Indenture. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

8.3 Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 8 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

8.4 The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

8.5 If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

9. <u>Events of Noncompliance</u>.

9.1 If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as

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contemplated by this Section 9.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

9.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

10.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

11.   Uncertificated Shares; Certificated Shares.

11.1   Uncertificated Shares.

11.1.1. Form. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

11.1.2. Transfer. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

11.1.3. Legends.

(A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit D hereto.

(B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

"THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD,

ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

     11.2   Certificated Shares.

     11.2.1. Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit D, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

     11.2.2. Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

     11.2.3. Transfer and Exchange. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A)   shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B)   is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I)   if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit F hereto; or

(II)   if such Certificated Preferred Stock is being transferred to the Company or to a "qualified institutional buyer" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit F hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 11.2.4.

11.2.4. <u>Legends</u>.

(A)   Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit D hereto.

(B)   Each certificate evidencing Parent Common Shares delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

(C)   Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

11.2.5. <u>Replacement Certificates</u>. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of

and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

11.2.6. Cancellation. In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

11.3   Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock.

11.3.1. To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 11.

11.3.2. All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

11.3.3. Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

11.3.4. No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

11.3.5. No Obligation of the Transfer Agent. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to

examine the same to determine substantial compliance as to form with the express requirements hereof.

12. <u>Miscellaneous</u>.

12.1 With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

12.2 Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

12.3 The shares of Preferred Stock shall be issuable only in whole shares.

12.4 All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

12.5 Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

12.6 Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

12.7 Except as set forth in Section 4.2.2 and in the Engaged Capital Investor Rights Agreement and the Oaktree Amended and Restated Investor Rights Agreement, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

D. SERIES B-2 PREFERRED STOCK

Of the preferred stock authorized and unissued by the Certificate of Incorporation, 30,000 shares shall be designated Series B-2 Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part D of this Article Fourth refer to sections and

subsections of Part D of this Article Fourth and references to "Preferred Stock" refer to the Series B-2 Preferred Stock as defined in Section 2.72 of this Part D of this Article Fourth.

1.   General. The Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Company, ranks: (i) senior to all Junior Stock; (ii) on parity with all Parity Stock; (iii) junior to all Senior Stock; (iv) junior to existing and future indebtedness of the Company; and (v) structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries (if any) and any capital stock of the Company's Subsidiaries not held by the Company, in each case as provided more fully herein.

2.   Definitions. For purposes of this Part D of this Article Fourth, the following definitions shall apply:

2.1   "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020), by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.2   "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 3.1, less any dividends paid in cash pursuant to Section 3.1 or 3.2 or dividends added to the Liquidation Preference pursuant to Sections 3.2, 3.5 or 3.6, from the Issue Date up to, but not including, such date;

2.3   "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 3.3 and 3.6 as reduced by the payment of dividends out of such amount pursuant to Section 3.4;

2.4   "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 3.2, 3.5, and 3.6;

2.5   "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

2.6   "**Average VWAP**" per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

2.7   "**Beneficially Own**" or "**Beneficial Owner**" shall have the meaning given that term by the Shareholder Rights Plan.

2.8 **"Beneficial Ownership Exchange Cap"** shall have the meaning set forth in Section 6.11.1;

2.9 **"Board of Directors"** shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

2.10 **"Business Day"** shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

2.11 **"Capital Reorganization"** shall have the meaning set forth in Section 6.6;

2.12 **"Cash Dividends"** shall have the meaning set forth in Section 3.1;

2.13 **"Certificated Preferred Stock"** shall have the meaning set forth in Section 11.2.1;

2.14 **"Change of Control"** shall mean the occurrence of any of the following:

(a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b) the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c) a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

(d) Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

2.15 **"Change of Control Redemption Date"** shall have the meaning set forth in Section 8.2;

2.16 **"Change of Control Redemption Notice"** shall have the meaning set forth in Section 8.4;

2.17 **"Change of Control Redemption Premium"** shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Date and subject to Section 6.11.1, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

2.18 **"Change of Control Redemption Price"** shall have the meaning set forth in Section 8.3;

2.19 **"Closing Sale Price"** of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

2.20 **"Common Stock"** shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

2.21 **"Company"** shall mean SunOpta Foods Inc., a Delaware corporation;

2.22 **"Dividend Change Date"** shall mean the first day following the end of the Company's third fiscal quarter in the year 2029;

2.23 **"Dividend Payment Date"** shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

2.24 **"Dividend Rate"** shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 10.0% per annum thereafter, subject in each case to adjustment as provided in Section 9;

2.25 **"Dividend Record Date"** shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

2.26 **"Engaged Capital Investor"** shall mean one or more Affiliates of Engaged Capital, LLC;

2.27 **"Engaged Capital Investor Rights Agreement"** shall mean the Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Engaged Capital Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.28 **"Event of Noncompliance"** shall mean:

(a) the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 7.1 and 8.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b) the Company fails to deliver the required number of Parent Common Shares contemplated by Section 6.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 6.6, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 6.7 and 6.11; or

(c) Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) and 2.1(f) of the Oaktree Investor Rights Agreement or Sections 2.1(a), 2.1(b) and 2.1(e) of the Engaged Investor Rights Agreement or Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d) the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

2.29 "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

2.30 "**Exchange Agreement**" shall mean the Exchange and Support Agreement, dated as of [●], 2020, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

2.31 "**Exchange Cap**" shall have the meaning set forth in Section 6.11;

2.32 "**Exchange Date**" shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

2.33 "**Exchange Price**" shall mean 130% of the Average VWAP during a 15 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of the Series B-2 Sale Option Notice (as defined in the Subscription Agreement); provided that (i) if such amount is greater than $3.50, the Exchange Price shall be $3.50, (ii) if such amount is less than $2.00, the Exchange Price shall be $2.00, and (iii) if such amount is less than the Exchange Price Floor, the Exchange Price shall be the Exchange Price Floor; as may be adjusted from time to time in the manner set forth herein;

2.34 "**Exchange Price Floor**" means $[●], which represents the lower of (i) the Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) on the Trading Day immediately prior to the Subscription Date ($[●]) and (ii) the average Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) for the five Trading Days immediately prior to the Subscription Date ($[●]), as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

2.35 "**Exchange Rate**" shall have the meaning set forth in Section 6.1;

2.36 "**Excluded Issuances**" shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Part D of this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), (v) triggering an adjustment under any provision of Section 6.6 other than 6.6.4, and (vi) in whole or in part to one or more Holders, solely to the extent of such Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares sold or issued to such Holders;

2.37 "**Ex-Date**" means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

2.38   "**Forced Exchange Date**" shall have the meaning set forth in Section 6.3;

2.39   "**Forced Exchange Notice**" shall have the meaning set forth in Section 6.3;

2.40   "**Forced Exchange Notice Date**" shall have the meaning set forth in Section 6.3;

2.41   "**Holder**" and, unless the context requires otherwise, "**holder**" shall each mean a holder of record of a share of Preferred Stock;

2.42   "**Holder Exchange Right**" shall have the meaning set forth in Section 6.1;

2.43   "**Investor**" shall mean the Oaktree Investor and the Engaged Capital Investor;

2.44   "**Issue Date**" shall mean the original date of issuance of the Preferred Stock;

2.45   "**Issued Amount**" shall mean meaning given in Section 6.11.1;

2.46   "**Junior Stock**" shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.47   "**Liquidation Preference**" shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 3.2, 3.5 and 3.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

2.48   "**Make Whole Issuable Maximum**" means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

2.49   "**Market Value**" shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

2.50   "**Non-Cash Dividend Election**" shall have the meaning set forth in Section 3.2;

2.51   "**Oaktree Investor**" shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

2.52   "**Oaktree Amended and Restated Investor Rights Agreement**" shall mean the Amended and Restated Investor Rights Agreement, dated [●], 2020, by and among the

Parent, the Company and the Oaktree Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.53   "**Officer**" shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

2.54   "**opening of business**" shall mean 9:00 a.m. (Toronto time);

2.55   "**Optional Exchange Date**" shall have the meaning set forth in Section 6.1;

2.56   "**Optional Exchange Notice**" shall have the meaning set forth in Section 6.1;

2.57   "**Optional Exchange Notice Date**" shall have the meaning set forth in Section 6.1;

2.58   "**Optional Parent Put Exchange Date**" shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

2.59   "**Optional Parent Put Right**" shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

2.60   "**Optional Redemption Date**" shall have the meaning set forth in Section 7.1;

2.61   "**Optional Redemption Notice**" shall have the meaning set forth in Section 7.3;

2.62   "**Optional Redemption Price**" shall have the meaning set forth in Section 7.2;

2.63   "**OSA**" shall mean the *Securities Act* (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

2.64   "**Ownership Notice**" shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit H;

2.65   "**Parent**" shall mean SunOpta Inc., a company amalgamated under the *Business Corporations Act* (Canada);

2.66   "**Parent Common Shares**" shall mean the common shares of the Parent;

2.67 "**Parity Stock**" shall mean the Series A Preferred Stock, Series B-1 Preferred Stock and any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.68 "**Paying Agent**" shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

2.69 "**Person**" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

2.70 "**PIF**" means a personal information form in accordance with the requirements of the TSX;

2.71 "**Post CoC Exchange Cap**" shall have the meaning set forth in Section 6.11.4;

2.72 "**Preferred Stock**" shall mean the Series B-2 Preferred Stock of the Company authorized pursuant to this Part D of this Article Fourth;

2.73 "**Prospective Debt Financing**" shall mean the debt financing to be entered into on or about [●], 2020 in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

2.74 "**Redeeming Party**" shall have the meaning set forth in Section 8.2;

2.75 "**Reference Property**" shall have the meaning set forth in Section 6.6;

2.76 "**Rights Plan Exchange Cap**" shall have the meaning set forth in Section 6.2;

2.77 "**SEC**" shall mean the Securities and Exchange Commission;

2.78 "**Second Lien Indenture**" shall mean that certain indenture, dated as of October 20, 2016, among the Company, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, relating to the 9.5% Senior Secured Second Lien Notes due 2022 of the Company, as amended, supplemented, restated, converted, exchanged, replaced or modified from time to time;

2.79 "**Securities Act**" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

2.80 "**Securities Exchange**" shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

Tor#: 9470239.18

2.81   "**Securities Representations**" shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

2.82   "**Senior Debt Agreements**" shall mean the Second Lien Indenture, the ABL Agreement and the Prospective Debt Financing;

2.83   "**Senior Stock**" shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.84   "**Series A Preferred Stock**" shall mean the Series A Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.85   "**Series B-1 Preferred Stock**" shall mean the Series B-1 Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.86   "**Shareholder Rights Plan**" means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016 as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

2.87   "**Shelf Registration Statement**" shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

2.88   "**Subscription Agreement**" shall mean the securities subscription agreement dated as of [●], 2020 between the Oaktree Investor, the Engaged Capital Investor, the Parent and the Company;

2.89   "**Subscription Date**" shall mean the date the parties entered into the Subscription Agreement;

2.90   "**Subsidiary**" shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes.   For the avoidance of doubt, for purposes of this

Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

2.91 "**Trading Day**" shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, "**Trading Day**" shall mean a Business Day;

2.92 "**Transfer Agent**" shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

2.93 "**Transfer Restricted Securities**" shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

2.94 "**Trigger Event**" shall have the meaning set forth in Section 6.6.7;

2.95 "**TSX**" shall mean the Toronto Stock Exchange or any successor thereto;

2.96 "**Voting Shares**" shall have the meaning set forth in Section 6.2;

2.97 "**VWAP**" per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

3. Dividends.

3.1 Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of

twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 3.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 3.2, 3.5 or 3.6.

3.2   Notwithstanding anything to the contrary in Section 3.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added, for each share of Preferred Stock, to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made, for each share of Preferred Stock, a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

3.3   If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

3.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

3.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

3.5.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be

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paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

3.5.2.   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date.   The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3.6   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with this this Part D of this Article Fourth during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date.

3.6.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

3.6.2.   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable.   The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

4.   Voting and Protective Provisions.

4.1   Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 4 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

4.2   So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

4.2.1. any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock;

4.2.2. any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

4.2.3. any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 6; or

4.2.4. any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

4.3   Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

4.3.1. to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

4.3.2. to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

4.3.3. to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

4.4   Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

4.5   In exercising the voting rights set forth in Section 4.2, each share of Preferred Stock shall be entitled to one vote.

4.6   The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

5. Liquidation Rights.

5.1 In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, after satisfaction of liabilities to holders of shares of Senior Stock, if any, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

5.2 In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 6.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

5.3 Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 5.

5.4 After the payment in full to the Holders of the amounts provided for in this Section 5, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

5.5 In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5.1 and 5.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

6. Exchange.

6.1 The Holders shall have the right (the "**Holder Exchange Right**"), subject to the Exchange Cap and the Rights Plan Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each

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share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap or the Rights Plan Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date, (G) the Securities Representations, (H) in the case of the Engaged Capital Investors, shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX, and (I) in the case of the Engaged Capital Investors, shall include a reply certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement has been cleared by the TSX. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 6.1, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date, and in the case of an exchange by the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding the foregoing, in the case of any shares of Preferred Stock subject to the Rights Plan Exchange Cap, the Optional Exchange Date may be no sooner than sixty-one days following the Optional Exchange Notice Date and no shares of Parent Common Shares will be delivered in respect of such Preferred Stock at any time prior to sixty-one days following the Optional Exchange Notice Date. Notwithstanding the foregoing, the Engaged Capital Investors may not deliver an Optional Exchange Notice under this Section 6.1, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.1, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.2   To the extent of any shares of Preferred Stock that could be exchanged for Parent Common Shares pursuant to a Holder Exchange Right where, as a result, such Holder would be deemed to be the Beneficial Owner of in excess of 19.99% of the number of Parent Common Shares or any other shares in the capital stock of the Parent entitled to vote generally

for the election of directors ("**Voting Shares**") outstanding immediately after giving effect to such exchange under the terms of the Shareholder Rights Plan (such limit, the "**Rights Plan Exchange Cap**"), the Holder may not become the Beneficial Owner of such Parent Common Shares until the lapse of sixty-one days following the date of the exercise of a Holder Exchange Right for such shares of Preferred Stock. For the purposes of this Section 6.2, the determination of percentage ownership of Voting Shares Beneficially Owned by any Holder shall be made in accordance with the terms and conditions of the Shareholder Rights Plan.

6.3   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap and the Rights Plan Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.3, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 6.3 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or (ii) above), (F) the surrender locations specified in Section 6.4 and (G) in the case of the Engaged Capital Investors, shall include a certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap and the Rights Plan Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date, and in the case of the Engaged Capital Investors, such first notice shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 6.3, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date, and in the case of an exchange with respect to the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding anything to the contrary in this Section 6.3, a Holder may exercise an Optional Parent Put Right after receipt of a

Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 6.3 unless the Parent Common Shares delivered to the Holders under this Section 6.3 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap or the Rights Plan Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 6.3, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap or the Rights Plan Exchange Cap, as applicable, no longer prevents such delivery, provided that if after 90 days the Exchange Cap or the Rights Plan Exchange Cap, as applicable, still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder. Notwithstanding the foregoing, the Company may not deliver a Forced Exchange Notice under this Section 6.3 to the Engaged Capital Investors, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.3, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.4   Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 6.10.

6.5   Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap or the Rights Plan Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 10 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 6.4 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

6.6   The Exchange Price shall be subject to the following adjustments (except as provided in Section 6.7):

6.6.1. If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1 = the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

6.6.2. If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X   = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y   = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only

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exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

6.6.3. If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

6.6.4. Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

$$EP2 = EP1\frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

6.6.5. In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 6.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 6.6.1 to 6.6.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

6.6.6. Notwithstanding anything herein to the contrary, no adjustment under this Section 6.6 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

6.6.7. Notwithstanding any other provisions of this Section 6.6, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are

Tor#: 9470239.18

deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 6.6 (and no adjustment to the Exchange Price under this Section 6.6 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 6.6.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 6.6 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

6.6.8. The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

6.7   Notwithstanding anything to the contrary in Section 6.6, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 6.6.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 6.6.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 6.6.2 or Section 6.6.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such

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number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

6.8   If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

6.9   Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

6.10   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

6.11   Exchange Caps

6.11.1. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder shall include, in addition to Common Shares beneficially owned, the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible

or exchangeable into Parent Common Shares beneficially owned by such Holder (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.11.1, beneficial ownership shall be calculated in accordance with Rule 13d-3 (without giving any effect to paragraph (b) of Rule 13d-3) and Rule 13d-5 under the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap.

6.11.2. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would become the Beneficial Owner of the number of Voting Shares in excess of the Rights Plan Exchange Cap.

6.11.3. If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

6.11.4. If any shares of Preferred Stock are redeemed pursuant to Section 8.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 6.1 or Section 6.3, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**").

6.12 Any shares of Parent Common Shares delivered pursuant to this Section 6 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

7.   Redemption.

7.1   On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 7 shall be subject to compliance with the provisions of the Senior Debt Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 7.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business

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Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

7.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 3.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

7.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 7 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

7.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise make available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

8.   Change of Control.

8.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the

option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

8.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Senior Debt Agreements (as such senior debt agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock and for so long as such restrictive terms continue or have not been waived by the applicable lenders or holders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 8, the loans and other debt obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, to the extent required to be repaid prior to such redemption of the Preferred Stock, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock and the restrictions on the redemption of the shares of Preferred Stock and the obligations of the Company under the Second Lien Indenture will apply, including, without limitation, any Change of Control Offer (as defined in the Second Lien Indenture) required by the terms of the Second Lien Indenture. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

8.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 8 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

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8.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

8.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

9.   Events of Noncompliance.

9.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as contemplated by this Section 9.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

9.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

10.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

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11. <u>Uncertificated Shares; Certificated Shares</u>.

    11.1   <u>Uncertificated Shares</u>.

    11.1.1. <u>Form</u>. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

    11.1.2. <u>Transfer</u>. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

    11.1.3. <u>Legends</u>.

    (A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit G hereto.

    (B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

"THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

    11.2   <u>Certificated Shares</u>.

    11.2.1. <u>Form and Dating</u>. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit G, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

    11.2.2. <u>Execution and Authentication</u>. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

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If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

11.2.3. <u>Transfer and Exchange</u>. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B) is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I) if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit I hereto; or

(II) if such Certificated Preferred Stock is being transferred to the Company or to a "qualified institutional buyer" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit I hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 11.2.4.

11.2.4. Legends.

(A)   Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit G hereto.

(B)   Each certificate evidencing Parent Common Shares delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS.   NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

(C)   Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

11.2.5. Replacement Certificates. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

11.2.6. Cancellation. In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

11.3   Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock.

11.3.1. To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 11.

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11.3.2. All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

11.3.3. Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

11.3.4. No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

11.3.5. No Obligation of the Transfer Agent. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

12.   Miscellaneous.

12.1   With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

12.2   Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

12.3   The shares of Preferred Stock shall be issuable only in whole shares.

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12.4   All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

12.5   Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

12.6   Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

12.7   Except as set forth in Section 4.2.2 and in the Engaged Capital Investor Rights Agreement and the Oaktree Amended and Restated Investor Rights Agreement, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

FIFTH: Subject to any additional vote required by the certificate of incorporation or bylaws of the Company, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the Company.

SIXTH: Subject to the certificate of incorporation of the Company, the number of directors of the Company shall be determined in the manner set forth in the bylaws of the Company.

SEVENTH: Elections of directors need not be by written ballot unless the bylaws of the Company shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the Company may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Company.

NINTH: To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Company shall not adversely affect any right or protection of a director of the

Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1.   Right to Indemnification of Directors and Officers.   The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding.   Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Company shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2.   Prepayment of Expenses of Directors and Officers.   The Company shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3.   Claims by Directors and Officers.   If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Company, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4.   Indemnification of Employees and Agents.   The Company may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Company or, while an employee or agent of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding.   The ultimate

Tor#: 9470239.18

determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Company shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5.   Advancement of Expenses of Employees and Agents. The Company may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6.   Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Company's certificate of incorporation, the Company's bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

7.   Other Indemnification. The Company's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Company, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Company, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.   Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Company's expense insurance: (a) to indemnify the Company for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Company under the provisions of this Article Tenth.

9.   Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

*   *   *

3. That the foregoing amendment and restatement was approved by the sole stockholder of the corporation entitled to vote on such action, representing all of the outstanding shares of the corporation voting in favor of the amendment, in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Company's certificate of incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature page follows]

Tor#: 9470239.18

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Company on this ___ day of April, 2020.

By: _____

Name: _____

Title: _____

EXHIBIT A

FORM OF PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

96

Tor#: 9470239.18

Series A Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series A Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as the same may be amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2016.

SUNOPTA FOODS INC.

By: _____
    Name: ■
    Title: ■

By: _____
    Name: ■
    Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By   _____
             Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

98

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date: ■

Signature: ■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

Tor#: 9470239.18

EXHIBIT B

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by   _____
          Authorized Signatory

EXHIBIT C

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series A Preferred Stock (the "**Preferred Stock**") of SunOpta Foods Inc. (the "**Company**") This Certificate relates to shares of Preferred Stock held by (the "**Transferor**") in*:

☐ book entry form; or

☐ definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the "**Securities Act**") because *:

☐ such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐ such Preferred Stock is being transferred to the Company;

☐ such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐ such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■
_____

* Please check applicable box.

Tor#: 9470239.18

EXHIBIT D

FORM OF SERIES B-1 PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**"), AS AMENDED (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Tor#: 9470239.18

Series B-1 Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series B-1 Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as amended, as the same may be further amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2020.

SUNOPTA FOODS INC.

By: _____
    Name: ■
    Title: ■

By: _____
    Name: ■
    Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By _____
Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

105

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:■

Signature:■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

Tor#: 9470239.18

EXHIBIT E

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE **"SECURITIES ACT"**), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF SUNOPTA FOODS INC. (THE **"COMPANY"**) (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE **"CHARTER"**), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by   _____

            Authorized Signatory

EXHIBIT F

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series B-1 Preferred Stock (the **"Preferred Stock"**) of SunOpta Foods Inc. (the **"Company"**) This Certificate relates to shares of Preferred Stock held by (the **"Transferor"**) in*:

☐ book entry form; or

☐ definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the **"Securities Act"**) because *:

☐ such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐ such Preferred Stock is being transferred to the Company;

☐ such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐ such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■

_____

* Please check applicable box.

EXHIBIT G

FORM OF SERIES B-2 PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE **"SECURITIES ACT"**), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE **"COMPANY"**), AS AMENDED (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE **"CHARTER"**), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Series B-2 Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series B-2 Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as amended, as the same may be further amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2020.

SUNOPTA FOODS INC.

By: _____
      Name: ■
      Title: ■

By: _____
      Name: ■
      Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By _____
Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

112

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:■

Signature:■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

Tor#: 9470239.18

EXHIBIT H

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by _____
   Authorized Signatory

Tor#: 9470239.18

EXHIBIT I

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series B-2 Preferred Stock (the **"Preferred Stock"**) of SunOpta Foods Inc. (the **"Company"**) This Certificate relates to shares of Preferred Stock held by (the **"Transferor"**) in*:

☐   book entry form; or

☐   definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the **"Securities Act"**) because *:

☐   such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐   such Preferred Stock is being transferred to the Company;

☐   such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐   such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■

_____

*   Please check applicable box.

SCHEDULE 5.6

REGISTRATION PROCEDURES

1.   Procedures

If, and to the extent, Engaged Capital Series B Demand Shares are to be registered, the term "Registrable Shares" shall be deemed to include such Engaged Capital Series B Demand Shares and the term "Investors" shall be deemed to include the Engaged Capital Investors, but only to the extent such terms are used in Article V or this Schedule 5.6.

Upon receipt of a Demand Registration Request or a Piggyback Request from the Investors pursuant to Article V, the Parent shall:

(a)   promptly prepare and file a preliminary prospectus, prospectus supplement or registration statement, as applicable, under and in compliance with the Securities Laws in each jurisdiction in which the Registration is to be effected and such other related documents as may be necessary to be filed in connection with such preliminary prospectus, prospectus supplement or registration statement and shall, (i) with respect to a Registration in Canada, promptly prepare and file a prospectus and use its commercially reasonable efforts to cause a receipt to be issued for such prospectus as soon as practicable and shall take all other steps and proceedings that may be required in order to qualify the securities being sold pursuant to such Registration, and/or (ii) with respect to a Registration in the United States, use its commercially reasonable efforts to promptly cause such registration statement to be declared or become effective in order to register the offer and sale of the securities being offered pursuant such Registration (provided that, before filing all such documents referred to in this Section, the Parent shall furnish to the counsel to the Investors copies thereof), which documents shall be subject to the review and comment of such counsel);

(b)   promptly prepare and file such amendments and supplements to such preliminary prospectus and prospectus or registration statement, as applicable, as may be necessary to comply with the provisions of applicable Securities Laws with respect to the distribution of the Registrable Shares, and to take such steps as are reasonably necessary to maintain the qualification of such prospectus or the effectiveness of such registration statement until the time at which the distribution of the Registrable Shares sought to be sold is completed;

(c)   use its commercially reasonable efforts to register or qualify such Registrable Shares under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests (provided that the Parent shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process in any such jurisdiction or (iv) register or qualify any Registrable Shares in any jurisdiction outside of Canada and the United States);

(d)   cause to be furnished to the Investors, the underwriter or underwriters of any offering such number of copies of such preliminary prospectus, prospectus, registration statement and any amendments and supplements thereto and such other customary opinions, certificates, comfort letters and closing documents as the underwriters or the Investors may reasonably request;

(e)   immediately notify the Investors and underwriters of the occurrence of any event as a result of which the preliminary prospectus, prospectus supplement, prospectus or registration statement, as then in effect, might include an untrue statement of material fact or might omit any fact that is required to be stated or that is necessary to make any statement therein not misleading in light of the circumstances in which it was made (other than facts or statements provided by the Investors or underwriters);

(f)   promptly notify the Investors (i) of receipt of any comment letters received from the SEC or the Canadian Securities Commission with respect to a registration statement, prospectus or any documents incorporated therein and (ii) any other request by the SEC, the Canadian Securities Commission or any state securities authority for amendments or supplements to a registration statement or prospectus or for additional information with respect to the registration statement and prospectus;

(g)   comply with Securities Laws and the rules, regulations and policies of the TSX, NASDAQ and of any other stock exchange or over the counter market on which the Common Shares are then listed and/or traded;

(h)   use its commercially reasonable efforts to provide such information as is required for any filings required to be made with the Financial Industry Regulatory Authority; and

(i)   in respect of any Demand Registration, enter into an underwriting agreement with the underwriters for the offering containing such representations and warranties by the Parent and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions.

2.   Due Diligence

In connection with the preparation and filing of any preliminary prospectus, prospectus supplement, prospectus or registration statement as herein contemplated, the Parent shall give the Investors, the underwriters, and their respective counsel and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto. The Parent shall give the Investors and the underwriters such reasonable and customary access to the books and records of the Parent and its subsidiaries and such reasonable and customary opportunities to discuss the business of the Parent with its officers and auditors as shall be necessary in the reasonable opinion of the Investors, such underwriters and their respective counsel without undue disruption to the business of the Parent. The Parent shall cooperate with the Investors and the underwriters in the conduct of all reasonable and customary due diligence which the Investors, such underwriters and their respective counsel may require.

3.   Indemnification

In connection with any Demand Registration or Piggyback Registration, the Parent and the Investors shall negotiate, in good faith, indemnification and contribution terms as are customarily contained in underwriting agreements relating to public offerings of securities by a selling shareholder, it being understood that as amongst the Parent and the Investors, such indemnification and contribution terms shall be as provided for in Section 5.7

EXHIBIT E

OAKTREE VOTING TRUST AGREEMENT

See attached.

VOTING TRUST AGREEMENT

SUNOPTA INC.

and

SUNOPTA FOODS INC.

and

OAKTREE ORGANICS, L.P.

and

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.

and

OCM SUNOPTA TRUSTEE, LLC

and

ANY AFFILIATE OF AN INVESTOR
THAT BECOMES A HOLDER OF SERIES B PREFERRED SHARES

———————————

[●], 2020

———————————

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
VOTING TRUST

ARTICLE 3
INITIAL VOTING TRUST

ARTICLE 4
EXERCISE OF VOTING RIGHTS

ARTICLE 5
EXERCISE OF STATUTORY RIGHTS

ARTICLE 6
CONCERNING THE TRUSTEE

Tor#: 9462671.15

ARTICLE 7
MISCELLANEOUS

Tor#: 9462671.15

VOTING TRUST AGREEMENT

THIS AGREEMENT made the [●] day of [●], 2020,

BETWEEN:

OAKTREE ORGANICS, L.P., a limited partnership existing under the laws of the State of Delaware,

- and -

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P., a limited partnership existing under the laws of the State of Delaware,

(collectively, hereinafter referred to as the **"Investors "** and each and **"Investor"**),

- and -

SUNOPTA INC., a corporation existing under the federal laws of Canada,

(hereinafter referred to as the **"Parent"**,

- and -

SUNOPTA FOODS INC., a corporation existing under the laws of the State of Delaware,

(hereinafter referred to as the **"Issuer"**),

- and –

OCM SUNOPTA TRUSTEE LLC, a company existing under the laws of the State of Delaware in its capacity as the trustee of the Trust hereunder, the **"Trustee"**),

- and -

Any other Holder of Series B Preferred Shares, from time to time.

WHEREAS the Parent, the Issuer and the Investors have entered into a securities subscription agreement dated [●], 2020 (the "**Subscription Agreement**") pursuant to which the Investors subscribed for the Series B-1 Preferred Shares and agreed to subscribe for, only if and to the extent the Parent exercises the Series B-2 Sale Option, the Series B-2 Preferred Shares (each as defined below);

WHEREAS the Investors are the beneficial holders of an aggregate of 15,000 Series B-1 Preferred Shares (as defined herein);

AND WHEREAS the Parent, the Issuer, the Trustee and the Investors have agreed to enter into this Agreement so as to recognize and provide for the right of the Trustee to exercise the Voting Rights (as defined herein), for and on behalf of the Beneficiaries (as defined herein);

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Parties), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1   **Defined Terms**

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings.

"**Act**" means the *Canada Business Corporations Act*;

"**Affiliate**" means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

"**Beneficially Owned**" has the meaning give to that term in the Shareholder Rights Plan;

"**Beneficiaries**" means the Holders of Series B Preferred Shares from time to time;

"**Beneficiary Votes**" has the meaning given to that term in Section 4.3;

"**Business Day**" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York and (b) a day on which banks are generally closed in the Province of Ontario or the State of New York;

"**Common Shares**" means the common shares in the capital of the Parent;

"**Common Share Entitlement on Exchange**" means, in respect of a Beneficiary at a particular time, a number equal to the maximum number of Common Shares that such Beneficiary would be entitled to receive upon exchange of its Series B-1 Preferred Shares pursuant to Section 6.1 of the Series B-1 Preferred Share Terms at such time and its Series B-2 Preferred Shares pursuant to Section 6.1 of the Series B-2 Preferred Share Terms at such time, and for greater certainty, in each case, having regard to Sections 6.11.1, 6.11.2 and 6.11.4 of the Series B-1 Preferred Share Terms and Series B-2 Preferred Shares Terms, as applicable;

"**Change of Control**" has the meaning given to that term in the Series B-1 Preferred Share Terms and the Series B-2 Preferred Share Terms;

"**Exchange Agreement**" means the exchange and support agreement dated as of the date hereof between the Investors, the Parent and the Issuer;

"**Excluded Matter**" has the meaning given to that term in Section 4.2;

"**Governmental Entity**" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

"**Holder**" means a holder of Series B Preferred Shares from time to time that is an Investor or an Affiliate of the Investors;

"**Investor Rights Agreement**" means that certain amended and restated investor rights agreement entered into between the Investors, the Parent and the Issuer on the date hereof;

"**Investors**" means collectively, Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P.;

"**Issuer**" has the meaning given to that term in the recitals hereto;

"**NASDAQ**" means the NASDAQ stock market or any successor thereto;

"**Parent**" has the meaning given to that term in the recitals hereto;

"**Parent Consent**" has the meaning given to that term in Section 4.3;

"**Parent Meeting**" has the meaning given to that term in Section 4.3;

"**Parties**" means the Parent, the Issuer, the Investors and the Holders who may become a Party to this Agreement from time to time, and "**Party**" means any one of them;

"**Person**" means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

"**Permanent Voting Cap**" has the meaning given to that term in Section 4.3(c);

"**Proportionate Share**" means, with respect to each Beneficiary, the percentage equal to the quotient of (a) the Common Share Entitlement on Exchange of such Beneficiary divided by (b) the aggregate Common Share Entitlement on Exchange of all Beneficiaries;

"**Record Date**" means the record date established by the Parent or by the Act for purposes of determining shareholders entitled to vote at a Parent Meeting;

"**Regulatory Approval**" means that the applicable waiting period under section 123 of the *Competition Act* (Canada) shall have expired or been terminated or waived or the obligation to comply with Part IX of the *Competition Act* (Canada) will have been waived in accordance with subsection 113(c) of the *Competition Act* (Canada) in each case in order for a Beneficiary (and its "affiliates" for the purposes of the *Competition Act* (Canada)) to be entitled to exercise the Beneficiary Votes contemplated in this Agreement;

"**Regulatory Voting Cap**" has the meaning given to that term in Section 4.3(d);

"**Special Share, Series 2**" means each Special Share, Series 2 in the capital of the Parent which entitles the holder of record to one vote per share at a Parent Meeting;

"**Series 2 Special Voting Share**" means each Special Share, Series 2 held in the Trust pursuant to the terms of this Agreement;

"**Series B Preferred Shares**" means the Series B-1 Preferred Shares subscribed for by the Investors pursuant to the Subscription Agreement and the Series B-2 Preferred Shares solely if and to the extent issued to the Investors pursuant to the Subscription Agreement;

"**Series B-1 Preferred Share Terms**" means the terms of the Series B-1 Preferred Shares as set out in Section C of Article Fourth in Schedule 1.1;

"**Series B-1 Preferred Shares**" means shares of Series B Preferred Stock, par value $0.001 per share, in the capital of the Issuer;

"**Series B-2 Preferred Share Terms**" means the terms of the Series B-2 Preferred Shares as set out in Section D of Article Fourth in Schedule 1.1;

"**Series B-2 Preferred Shares**" means shares of Series B-2 Preferred Stock, par value $0.001 per share, in the capital of the Issuer;

"**Series B-2 Sale Option**" means the right of the Parent to require the Investors to purchase Series B-2 Preferred Shares, as further described in the Subscription Agreement;

"**Shareholder Rights Plan**" means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016 as amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

"**Statutory Rights**" means the right of a shareholder of the Parent pursuant to sections 21, 103(5), 120(6.1), 137, 138(4), 143, 144, 145, 157(2), 167, 168(2), 175, 211, 214, 229, 239 and 241 of the Act;

"**Subscription Agreement**" has the meaning given to such term in the recitals hereto;

"**Transaction Agreements**" means this Agreement, the Investor Rights Agreement and the Exchange Agreement;

"**Trust**" means the trust created by this Agreement under the laws of the Province of Ontario;

"**Trust Estate**" means the Series 2 Special Voting Shares, any other securities and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trustee**" has the meaning given to that term in the recitals hereto and, subject to the provisions of Section 6.4, includes any successor trustee or permitted assigns; and

"**Voting Rights**" means the aggregate voting rights attached to all of the Series 2 Special Voting Shares.

1.2 Defined Terms in the Series B Preferred Share Terms

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Series B-1 Preferred Share Terms and Series B-2 Preferred Share Terms, as applicable.

1.3 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)   the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b)   references to an "Article" or "Section" followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)   the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)   words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)   the word "including" is deemed to mean "including without limitation";

(f)   any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(g)   any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(h)   all dollar amounts refer to currency of the United States;

(i)   any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j)   whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.4   Entire Agreement

The Transaction Agreements and the terms of the Series 2 Special Voting Shares constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral.   There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements and the terms of the Series 2 Special Voting Shares.

1.5   Time of Essence

Time shall be of the essence of this Agreement.

1.6   Governing Law and Submission to Jurisdiction

(a)   This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b)   Each of the Parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.7 **Severability**

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Parties hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

ARTICLE 2
VOTING TRUST

2.1 **Establishment of Trust**

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided and agree on the terms upon which Series 2 Special Voting Shares shall be issued or redeemed from time to time in accordance with this Agreement. The Trustee shall hold the Series 2 Special Voting Shares in order to enable the Trustee to exercise the Voting Rights and the Statutory Rights, in each case, as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
INITIAL VOTING TRUST

3.1 **Initial Issuance of the Series 2 Special Voting Shares**

Immediately following the execution of this Agreement, ■ Series 2 Special Voting Shares shall be issued and deposited with the Trustee (and the certificate representing such shares shall be delivered to the Trustee) to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries in accordance with the provisions of this Agreement. The Parent hereby acknowledges receipt of US$■ and other good and valuable consideration (and the adequacy thereof) from the Trustee for the issuance of the ■ Series 2 Special Voting Shares and the Trustee hereby acknowledges receipt of a share certificate representing ■ Series 2 Special Voting Shares.

3.2 **Ongoing Issuances or Redemptions of the Series 2 Special Voting Shares**

(a) Subject to the restrictions and limitations set out herein, the number of Series 2 Special Voting Shares outstanding at any time shall be equal to the aggregate of (i) the number of outstanding Series B-1 Preferred Shares held by the Holders at such time multiplied by the quotient obtained by dividing the Liquidation Preference of such Series B-1 Preferred Shares at such time by the Exchange Price of the Series B-1 Preferred Shares, in effect at such time and (ii) the number of outstanding Series B-2 Preferred Shares held by the Holders at such time multiplied by the quotient obtained by dividing the Liquidation Preference of such Series B-2 Preferred Shares at such time by the Exchange Price of the Series B-2 Preferred Shares in effect at such time.

(b)   Within five Business Days of any adjustment or change to the Liquidation Preference or Exchange Price of the Series B-1 Preferred Shares or the Series B-2 Preferred Shares, as the case may be, the number of outstanding Series B-1 Preferred Shares or Series B-2 Preferred Shares held by the Holders, as the case may be, or the number of Common Shares or other voting securities held by or over which voting or dispositive control or direction is exercised by the Holders, and immediately upon the issuance of any Series B-2 Preferred Shares to the Investors on the Subsequent Closing Date (as defined in the Subscription Agreement), if any, the Parent shall issue and deposit with the Trustee or redeem such number of outstanding Series 2 Special Voting Shares as is necessary to ensure that the aggregate number of Series 2 Special Voting Shares issued and deposited with the Trustee under this Agreement is equal to the number of Series 2 Special Voting Shares calculated in accordance with Section 3.2(a) and Section 3.2(d). Any Series 2 Special Voting Shares so issued shall thereafter be held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries in accordance with the provisions of this Agreement.

(c)   The Parties hereby acknowledge and agree that each Series 2 Special Voting Share issued or redeemed in accordance with the terms of Section 3.2(b) shall be issued or redeemed, as applicable, at a price of $0.00001 per share.

(d)   Notwithstanding Section 3.2(a), no additional Series 2 Special Voting Shares shall be issued, and Series 2 Special Voting Shares shall be redeemed, under Section 3.2(b) as necessary to ensure that no Beneficiary has Beneficiary Votes in an amount in excess of such Beneficiary's Common Share Entitlement on Exchange. Upon an increase or decrease in such Beneficiary's Common Share Entitlement on Exchange, a corresponding number of Series 2 Special Voting Shares shall be issued or redeemed in accordance with Section 3.2(b) within five Business Days following the date that is 45 days after the fiscal quarter end immediately following such increase.

3.3   <u>Ownership of the Series 2 Special Voting Shares</u>

During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall have control and the exclusive administration of the Series 2 Special Voting Shares and shall be entitled to exercise all of the rights and powers of an owner with respect to the Series 2 Special Voting Shares provided that the Trustee shall:

(a)   hold the Series 2 Special Voting Shares and all the rights related thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b)   except as specifically authorized by this Agreement, including any transfers to Affiliates authorized under Section 7.4, have no power or authority to sell, transfer, vote or otherwise deal in or with the Series 2 Special Voting Shares, and the Series 2 Special Voting Shares shall not be used or disposed of by the Trustee for any purpose (including for exercising dissent or appraisal rights relating to the Series 2 Special Voting Shares) other than the purposes for which this Trust is created pursuant to this Agreement.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1   **Voting Rights**

Subject to Sections 4.2 and 4.3, the Trustee, as the holder of record of the Series 2 Special Voting Shares, shall be entitled to all of the Voting Rights, including the right to vote the Series 2 Special Voting Shares in person or by proxy on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of the Parent at a Parent Meeting, subject to the terms of the Series 2 Special Voting Shares and the right to consent in connection with a Parent Consent; provided, that neither the Trustee nor any representative of the Trustee shall be required to attend any Parent Meeting in person in order to exercise the Trustee's Voting Rights hereunder. The Voting Rights shall be and remain vested in and exercised by the Trustee. The Trustee:

(a)   shall exercise the Voting Rights only on the basis of instructions received from Beneficiaries entitled to instruct the Trustee as to the voting thereof pursuant to this Agreement in connection with each Parent Meeting or Parent Consent; and

(b)   to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, shall not exercise or permit the exercise of such Voting Rights.

4.2   **Excluded Matters**

Notwithstanding Section 4.1, the Trustee shall not be entitled to exercise any Voting Rights in connection with any proposal submitted to the shareholders of the Parent at a Parent Meeting (each, an **"Excluded Matter"**):

(a)   where the Investors would be restricted from voting by applicable law, including the requirements, if applicable, of Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*; or

(b)   in respect of any amendment, waiver, renewal or replacement of the Parent's Shareholder Rights Plan.

4.3   **Number of Votes**

(a)   With respect to all meetings of shareholders of the Parent at which holders of Common Shares are entitled to vote (each, a **"Parent Meeting"**) and with respect to all written consents sought from holders of Common Shares (each a **"Parent Consent"**), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, that number of votes equal to its Proportionate Share of the Series 2 Special Voting Shares outstanding on the Record Date (the **"Beneficiary Votes"**), in respect of each matter, question, proposal or proposition to be voted on at such Parent Meeting or in connection with such Parent Consent, (other than any Excluded Matters).

(b)   Notwithstanding Section 4.3(a), the maximum number of Beneficiary Votes with respect to which the Holders may provide instructions to the Trustee shall be limited such that the aggregate of the Beneficiary Votes and the total number of votes attributable to Common Shares and all other voting securities of the Parent held by or over which voting or dispositive control or direction is exercised by the Holders and their Affiliates does not exceed 19.99% of the votes eligible to be cast by all security holders of the Parent (the "**Floating Voting Cap**"), and each Holder shall be entitled to a number of Beneficiary Votes equal to its Proportionate Share of such Floating Voting Cap.

(c)   Notwithstanding Section 4.3(a), no Beneficiary shall exercise any Beneficiary Votes in an amount in excess of such Beneficiary's Common Share Entitlement on Exchange (the "**Permanent Voting Cap**").

(d)   Notwithstanding Section 4.3(a), until all necessary Regulatory Approvals, if any, have been obtained, the maximum number of Beneficiary Votes with respect to which a Beneficiary may provide instructions to the Trustee shall be limited such that the number of Beneficiary Votes with respect to which such Beneficiary (and its "affiliates" for the purposes of the *Competition Act* (Canada)) may provide instructions to the Trustee does not exceed the number of votes which such Beneficiary (and its "affiliates" for the purposes of the *Competition Act* (Canada)) is allowed to cast at any Parent Meeting prior to obtaining all necessary Regulatory Approvals, if any (the "**Regulatory Voting Cap**").

(e)   Notwithstanding Sections 4.3(a) and 4.3(d), if (i) any necessary Regulatory Approvals have not been obtained and (ii) a Beneficiary (and its "affiliates" for the purposes of the *Competition Act* (Canada)) beneficially owns or controls any Common Shares or any other shares of capital stock in the Corporation entitled to vote at a Parent Meeting, then such Beneficiary shall ensure that (x) the aggregate number of Beneficiary Votes exercised by such Beneficiary (and its "affiliates" for the purposes of the *Competition Act* (Canada)) in respect of such Parent Meeting combined with (y) the aggregate number of votes attached to such Common Shares or any other shares of capital stock in the Corporation entitled to vote at a Parent Meeting that are exercised in respect of such Parent Meeting, do not exceed the Regulatory Voting Cap.

4.4   <u>Copies of Shareholder Information and Other Materials</u>

(a)   The Parent will mail or cause to be mailed or otherwise communicate to the Trustee (in the same manner and at the same time as such deliveries or communications are made to the holders of Common Shares):

    (i)   copies of all proxy materials (including notices of Parent Meetings but excluding proxies to vote Common Shares), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of Common Shares; and

    (ii)   with respect to each Parent Meeting at which, or each Parent Consent with respect to which, the Beneficiaries are entitled to exercise Beneficiary

Votes, a form of direction whereby the Beneficiary may direct and instruct the Trustee as contemplated herein.

(b)   As soon as reasonably practicable after receipt by the Parent or shareholders of the Parent (if such receipt is known by the Parent) of any material sent or given by or on behalf of a third party to holders of Common Shares generally, including dissident proxy and information circulars (and related information and material) and take-over bid, issuer bid, tender and exchange offer circulars (and related information and material), the Parent shall use its reasonable commercial efforts to obtain and deliver to the Beneficiaries copies thereof (unless the same has been provided directly to the Beneficiaries by such third party).

4.5   Entitlement to Direct Votes or Attend Meeting

With respect to any Parent Meeting or Parent Consent, each Beneficiary will be entitled to instruct the Trustee with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled. With respect to any Parent Meeting, each Beneficiary will be entitled to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled. Any Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the Parent Meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote by way of a show of hands in respect of any matter, question or proposition.

ARTICLE 5
EXERCISE OF STATUTORY RIGHTS

5.1   Statutory Rights

Subject to the restrictions set forth in Section 6.3 of the Investor Rights Agreement, wherever and to the extent that the Act confers a Statutory Right, the Parent acknowledges and agrees that the Beneficiaries are entitled to the benefit of such Statutory Right through the Trustee, as the holder of record of the Series 2 Special Voting Shares.

5.2   Entitlement to Direct Exercise of Statutory Rights

Upon the written request of a Beneficiary delivered to the Trustee, the Parent and the Trustee shall cooperate to facilitate the exercise of such Statutory Right on behalf of the Beneficiary entitled to instruct the Trustee as to the exercise thereof, such exercise of the Statutory Right to be treated, to the maximum extent possible, on the basis that such Beneficiary was the registered owner of a number of Common Shares equal to its Proportionate Share of the outstanding Series 2 Special Voting Shares.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1   **Powers and Duties of the Trustee**

(a)   The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(i)   receipt and deposit of the Series 2 Special Voting Shares as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(ii)   granting proxies to Beneficiaries as provided in this Agreement;

(iii)   voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(iv)   exercising the Statutory Rights in accordance with the provisions of this Agreement;

(v)   holding title to the Trust Estate;

(vi)   investing any monies forming, from time to time, a part of the Trust Estate as provided in this Agreement; and

(vii)   taking such other actions and doing such other things as are specifically provided in this Agreement.

(b)   The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(c)   In the exercise of such rights, powers, duties and authorities, the Trustee is granted by the Investors such incidental and additional rights, powers, duties and authority not in conflict with any of its obligations hereunder or the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary or appropriate to effect the purpose of the Trust.

6.2   **Acceptance of Trust**

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Holders who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

6.3   **Income Tax Returns**

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law, the whole at the cost and expense of the Parent. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Parent). If requested by the Trustee, the Parent shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.4   **Change of Trustee**

(a)   Subject to Section 7.4, the Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the Parent, the Issuer and the Holders provided that such resignation shall not take effect until the date of the appointment of a successor trustee by the Parties, each acting reasonably, and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the Parties shall promptly appoint a successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the Parties to this Agreement.

(b)   Upon acceptance of appointment by a successor trustee as provided herein, the Trustee shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary.

6.5   **Termination of Trust**

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)   no outstanding Series B Preferred Shares are held by any Holder; and

(b)   21 years after the death of the last surviving issue of Her Majesty Queen Elizabeth II alive on the date of the creation of the Trust.


ARTICLE 7
MISCELLANEOUS


7.1   **Notices**

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)   in the case of the Parent or the Issuer:

7301 Ohms Lane, Suite 600
Edina, Minnesota 55439

Attention: Chief Administrative Officer
Facsimile: 952.835.1991
E-mail: jill.barnett@sunopta.com

with a copy to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, Ontario M5V 3J7

Attention: Patricia Olasker
Facsimile: 416.863.0871
E-mail: polasker@dwpv.com

(ii)   in the case of the Investors:

c/o Oaktree Principal Fund VI (Delaware), L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, California 90017

Attention: David Smolens
Facsimile: 213.830.6299
E-mail: dsmolens@oaktree.com

with a copy to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60601

Attention: Dennis M. Myers and Hamed Meshki
Facsimile: 312.862.2200 and 213.808.8145
E-mail: dennis.myers@kirkland.com and hmeshki@kirland.com

and

Stikeman Elliott LLP
1155 Rene-Levesque West, 40th Floor
Montreal, Quebec
H3B 3V2

Attention: John W. Leopold and David Masse
Facsimile: 514.397.3222
E-mail: jleopold@stikeman.com and dmasse@stikeman.com

(iii)   in the case of any other Holder, to the address of the Holder contained on the register of Holders maintained by the Issuer.

(b)   Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)   Any Parties may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 7.1.

7.2   Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any Parties unless consented to in writing by such Parties. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

7.3   Successor

The Parent shall not effect a Capital Reorganization, other than a Change of Control, unless as applicable, (i) the resulting Person or continuing corporation (herein called the **"Parent Successor"**), by operation of law, shall become, without more, bound by the terms and provisions of this Agreement and issue Series 2 Special Voting Shares to the Trustee in accordance with the terms and provisions of this Agreement, (ii) if not so bound, the Parent Successor shall execute, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) to evidence the assumption by the Parent Successor of the obligations of the Parent under this Agreement, including the issuance of Series 2 Special Voting Shares to the Trustee in accordance with the terms and conditions of this Agreement, or (iii) the parties amend this Agreement, as reasonably necessary, in order that this Agreement shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Common Shares are changed as a result of such Capital Reorganization.

7.4   Assignment

No Parties may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties. Notwithstanding the foregoing (a) each Holder may assign and transfer all of its rights under this Agreement, without the consent of the other Parties, to an Affiliate in connection with the sale or other disposition of any Series B-1 Preferred Shares or Series B-2 Preferred Shares to such Affiliate, in accordance with the Series B-1 Preferred Share Terms and the Series B-2 Preferred Share Terms and the Investor Rights Agreement, and (b) the Trustee may assign and transfer the

Series 2 Special Voting Shares, together with all of its rights, duties and obligations under this Agreement to an Affiliate of the Trustee, without the consent of the other Parties.

7.5   **Successors and Assigns**

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

7.6   **Further Assurances**

Each of the Parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

7.7   **Counterparts**

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all Parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

SCHEDULE 1.1

SERIES B-1 PREFERRED SHARE TERMS AND
SERIES B-2 PREFERRED SHARE TERMS

See attached.

**SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SUNOPTA FOODS INC.**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

SunOpta Foods Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is SunOpta Foods Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 30, 2003 under the name SunOpta Holdings Inc.

2. That the board of directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the certificate of incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its sole stockholder. The resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the certificate of incorporation of this corporation and all amendments thereto be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is SunOpta Foods Inc. (the "**Company**").

SECOND: The address of the registered office of the Company in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Zip Code 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Company shall have authority to issue is 147,000 consisting of (i) 2,000 shares of common stock, no par value per share ("**Common Stock**") and (ii) 145,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**"), of which 85,000 are hereby designated Series A Preferred Stock ("**Series A Preferred Stock**"), 30,000 are hereby designated Series B-1 Preferred Stock ("**Series B-1 Preferred Stock**") and 30,000 are hereby designated Series B-2 Preferred Stock ("**Series B-2 Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Company.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law.

B.   SERIES A PREFERRED STOCK

Of the Preferred Stock authorized and unissued by the Certificate of Incorporation, 85,000 shares shall be designated Series A Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Definitions. For purposes of this Part B of this Article Fourth, the following definitions shall apply:

1.1   "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016, by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

1.2   "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 2.1, less any dividends paid in cash pursuant to Section 2.1 or 2.2 or dividends added to the Liquidation Preference pursuant to Sections 2.2, 2.5 or 2.6, from the Issue Date up to, but not including, such date;

1.3   "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 2.3 and 2.6 as reduced by the payment of dividends out of such amount pursuant to Section 2.4;

1.4   "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 2.2, 2.5, and 2.6;

1.5   "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "**control**" when used with respect to any Person,

means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

1.6   **"Average VWAP"** per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

1.7   **"Beneficial Ownership Exchange Cap"** shall have the meaning set forth in Section 5.10.1;

1.8   **"Board of Directors"** shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

1.9   **"Business Day"** shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

1.10   **"Capital Reorganization"** shall have the meaning set forth in Section 5.5;

1.11   **"Cash Dividends"** shall have the meaning set forth in Section 2.1;

1.12   **"Certificate of Incorporation"** shall mean the Certificate of Incorporation of the Company, as it may be amended or restated from time to time.

1.13   **"Certificated Preferred Stock"** shall have the meaning set forth in Section 10.2.1;

1.14   **"Change of Control"** shall mean the occurrence of any of the following:

(a)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b)   the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c)   a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

(d)   Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

1.15   **"Change of Control Redemption Date"** shall have the meaning set forth in Section 7.2;

1.16   **"Change of Control Redemption Notice"** shall have the meaning set forth in Section 7.4;

1.17   **"Change of Control Redemption Premium"** shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Price and subject to Section 5.10.2, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

1.18   **"Change of Control Redemption Price"** shall have the meaning set forth in Section 7.3;

1.19   **"Closing Sale Price"** of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

1.20   **"Common Stock"** shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

1.21   **"Company"** shall mean SunOpta Foods Inc., a Delaware corporation;

1.22   **"Credit Agreements"** shall mean the Second Lien Loan Agreement and the ABL Agreement;

1.23   **"Dividend Change Date"** shall mean the first day following the end of the Company's third fiscal quarter in the year 2025;

4

1.24 **"Dividend Payment Date"** shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

1.25 **"Dividend Rate"** shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 12.5% per annum thereafter, subject in each case to adjustment as provided in Section 8;

1.26 **"Dividend Record Date"** shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

1.27 **"Event of Noncompliance"** shall mean:

(a) the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 6.1 and 7.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b) the Company fails to deliver the required number of Parent Common Shares contemplated by Section 5.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 5.5, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 5.6 and 5.10; or

(c) Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) 2.1(f), 6.1(a) and 6.1(b) of the Investor Rights Agreement or of Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d) the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

1.28 **"Exchange Act"** shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

1.29 **"Exchange Agreement"** shall mean the Exchange and Support Agreement, dated as of October 7, 2016, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

1.30 **"Exchange Cap"** shall have the meaning set forth in Section 5.10;

1.31 **"Exchange Date"** shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

1.32 **"Exchange Price"** shall mean $7.50, as may be adjusted from time to time in the manner set forth herein;

1.33 **"Exchange Price Floor"** means the consolidated closing bid price for the Parent Common Shares as of 4 PM Eastern time on the Trading Day immediately prior to the Issue Date, as reported by The NASDAQ Global Select Market, as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

1.34 **"Exchange Rate"** shall have the meaning set forth in Section 5.1;

1.35 **"Excluded Issuances"** shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), and (v) triggering an adjustment under any provision of Section 5.5 other than 5.5.4;

1.36 **"Ex-Date"** means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

1.37 **"Forced Exchange Date"** shall have the meaning set forth in Section 5.2;

1.38 **"Forced Exchange Notice"** shall have the meaning set forth in Section 5.2;

1.39 **"Forced Exchange Notice Date"** shall have the meaning set forth in Section 5.2;

6

1.40 **"Holder"** and, unless the context requires otherwise, **"holder"** shall each mean a holder of record of a share of Preferred Stock;

1.41 **"Investor"** shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

1.42 **"Investor Rights Agreement"** shall mean the Investor Rights Agreement, dated October 7, 2016, by and among the Parent, the Company and the Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

1.43 **"Issue Date"** shall mean the original date of issuance of the Preferred Stock;

1.44 **"Issued Amount"** shall mean meaning given in Section 5.10.2;

1.45 **"Junior Stock"** shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.46 **"Liquidation Preference"** shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 2.2, 2.5 and 2.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

1.47 **"Make Whole Issuable Maximum"** means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

1.48 **"Market Value"** shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

1.49 **"Non-Cash Dividend Election"** shall have the meaning set forth in Section 2.2;

1.50 **"Officer"** shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

1.51 **"opening of business"** shall mean 9:00 a.m. (Toronto time);

1.52 **"Optional Exchange Date"** shall have the meaning set forth in Section 5.1;

1.53 **"Optional Exchange Notice"** shall have the meaning set forth in Section 5.1;

1.54 **"Optional Exchange Notice Date"** shall have the meaning set forth in Section 5.1;

1.55 **"Optional Parent Put Exchange Date"** shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

1.56 **"Optional Parent Put Right"** shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

1.57 **"Optional Redemption Date"** shall have the meaning set forth in Section 6.1;

1.58 **"Optional Redemption Notice"** shall have the meaning set forth in Section 6.3;

1.59 **"Optional Redemption Price"** shall have the meaning set forth in Section 6.2;

1.60 **"OSA"** shall mean the Securities Act (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

1.61 **"Ownership Notice"** shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit A;

1.62 **"Parent"** shall mean SunOpta Inc., a company amalgamated under the Business Corporations Act (Canada);

1.63 **"Parent Common Shares"** shall mean the common shares of the Parent;

1.64 **"Parity Stock"** shall mean any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.65 **"Paying Agent"** shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

1.66 **"Person"** shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

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1.67   "**Post CoC Exchange Cap**" shall have the meaning set forth in Section 5.10.3;

1.68   "**Preferred Stock**" shall mean the Series A Preferred Stock of the Company authorized pursuant to Article Fourth of the Certificate of Incorporation;

1.69   "**Redeeming Party**" shall have the meaning set forth in Section 7.2;

1.70   "**Reference Property**" shall have the meaning set forth in Section 5.5;

1.71   "**SEC**" shall mean the Securities and Exchange Commission;

1.72   "**Second Lien Loan Agreement**" shall mean that certain second lien loan agreement, dated October 9, 2015, by and among the Parent, the Company, Bank of Montreal, as administrative agent and collateral agent, the various lenders thereto, and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time, including for the avoidance of doubt the Exchange Note Indenture, and the Senior Take-out Notes Indenture (in both cases as defined in the Second Lien Loan Agreement);

1.73   "**Securities Act**" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

1.74   "**Securities Exchange**" shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

1.75   "**Securities Representations**" shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

1.76   "**Senior Stock**" shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

1.77   "**Shelf Registration Statement**" shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

1.78   "**Subsidiary**" shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one

or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes. For the avoidance of doubt, for purposes of this Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

1.79 **"Trading Day"** shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, **"Trading Day"** shall mean a Business Day;

1.80 **"Transfer Agent"** shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

1.81 **"Transfer Restricted Securities"** shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

1.82 **"Trigger Event"** shall have the meaning set forth in Section 5.5.7;

1.83 **"VWAP"** per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

2. Dividends.

2.1 Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so

declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 2.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 2.2, 2.5 or 2.6.

2.2   Notwithstanding anything to the contrary in Section 2.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

2.3   If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

2.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

2.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

2.5.1   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

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2.5.2 in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

2.6 Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with the Certificate of Incorporation during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date,

2.6.1 in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

2.6.2 in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3. Voting and Protective Provisions.

3.1 Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 3 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

3.2 So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

3.2.1 any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock;

Tor#: 9470239.18

3.2.2 any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

3.2.3 any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 5; or

3.2.4 any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

3.3 Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

3.3.1 to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

3.3.2 to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

3.3.3 to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

3.4 Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

3.5 In exercising the voting rights set forth in Section 3.2, each share of Preferred Stock shall be entitled to one vote.

3.6 The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

4. Liquidation Rights.

4.1 In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each

share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

4.2   In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 5.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

4.3   Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 4.

4.4   After the payment in full to the Holders of the amounts provided for in this Section 4, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

4.5   In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 4.1 and 4.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

5.   Exchange.

5.1   The Holders shall have the right, subject to the Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 5.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized

attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date and (G) the Securities Representations. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 5.1, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date.

5.2   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 5.2, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 5.2 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or (ii) above) and (F) the surrender locations specified in Section 5.3. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 5.2, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date. Notwithstanding anything to the contrary in this Section 5.2, a Holder may exercise an Optional Parent Put Right after receipt of a Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 5.2 unless the Parent Common Shares delivered to the

Holders under this Section 5.2 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 5.2, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap no longer prevents such delivery, provided that if after 90 days the Exchange Cap still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder.

5.3   Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 5.9.

5.4   Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 9). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 9 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 5.3 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

5.5   The Exchange Price shall be subject to the following adjustments (except as provided in Section 5.6):

5.5.1   If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1 = the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

5.5.2   If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered.   If such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur.   In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

5.5.3   If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

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where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

5.5.4 Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

$$EP2 = EP1 \; \frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

5.5.5 In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common

Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 5.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 5.5.1 to 5.5.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

5.5.6 Notwithstanding anything herein to the contrary, no adjustment under this Section 5.5 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

5.5.7 Notwithstanding any other provisions of this Section 5.5, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 5.5 (and no adjustment to the Exchange Price under this Section 5.5 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 5.5.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 5.5 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all

19

holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

     5.5.8 The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

     5.6 Notwithstanding anything to the contrary in Section 5.5, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 5.5.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 5.5.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 5.5.2 or Section 5.5.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

     5.7 If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

     5.8 Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer,

setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

5.9   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

5.10   Exchange Caps

5.10.1 No shares of Preferred Stock may be exchanged pursuant to Section 5.1 or Section 5.2 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder and its Affiliates shall include the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and its Affiliates and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible or exchangeable into Parent Common Shares beneficially owned by such Holder and its Affiliates (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein.   Except as set forth in the preceding sentence, for purposes of this Section 5.10.1, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap. This Section 5.10.1 shall cease to be operative and shall be of no further force and effect in the event the shareholders of Parent approve a resolution in accordance with the applicable stockholder approval rules of the Securities Exchange on which the Parent Common Shares are then listed to remove the Beneficial Ownership Exchange Cap.

5.10.2 If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation

and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

5.10.3 If any shares of Preferred Stock are redeemed pursuant to Section 7.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 5.1 or Section 5.2, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**"). For the avoidance of doubt, the Post CoC Exchange Cap may not be removed with shareholder approval.

5.11 Any shares of Parent Common Shares delivered pursuant to this Section 5 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

6.   Redemption.

6.1   On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 6 shall be subject to compliance with the provisions of the Credit Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 6.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

6.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 6 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 2.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

6.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 6 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are

to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

6.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise involve available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

7.   Change of Control.

7.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

7.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding

anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Credit Agreements (as such credit agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock, and for so long as such restrictive terms continue or have not been waived by the applicable lenders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 7, the loans and other loan obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

7.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

7.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

7.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

8.   Events of Noncompliance.

Tor#: 9470239.18

8.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby).   Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as contemplated by this Section 8.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

8.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

9.   No Fractional Shares.   No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

10.   Uncertificated Shares; Certificated Shares.

10.1   Uncertificated Shares.

10.1.1 Form.   The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

10.1.2 Transfer.   Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

10.1.3 Legends.

(A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit A hereto.

(B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

> "THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

10.2   Certificated Shares.

10.2.1 Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit A, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

10.2.2 Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

10.2.3 <u>Transfer and Exchange</u>. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A)   shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B)   is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I)   if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit C hereto; or

(II)   if such Certificated Preferred Stock is being transferred to the Company or to a "**qualified institutional buyer**" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit C hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 10.2.4.

10.2.4 <u>Legends</u>.

(A)   Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit A hereto.

(B)   Each certification evidencing Common Stock delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
(THE "SECURITIES ACT"), OR ANY STATE SECURITIES
LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST
OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD,
ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR
OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH

REGISTRATION OR UNLESS THE COMPANY RECEIVES
EVIDENCE REASONABLY ACCEPTABLE TO IT THAT
SUCH TRANSACTION IS EXEMPT FROM, OR NOT
SUBJECT TO, REGISTRATION."

(C)   Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

10.2.5 <u>Replacement Certificates</u>. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

10.2.6 <u>Cancellation</u>. In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

10.3   <u>Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock</u>.

10.3.1 To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 10.

10.3.2 All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

10.3.3 Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

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10.3.4 No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

10.4   No Obligation of the Transfer Agent. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

11.   Miscellaneous.

11.1   With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

11.2   Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

11.3   The shares of Preferred Stock shall be issuable only in whole shares.

11.4   All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

11.5   Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

11.6   Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

11.7   Except as set forth in Section 3.2.2, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

C.   SERIES B-1 PREFERRED STOCK

Of the preferred stock authorized and unissued by the Certificate of Incorporation, 30,000 shares shall be designated Series B-1 Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part C of this Article Fourth refer to sections and subsections of Part C of this Article Fourth and references to "Preferred Stock" refer to the Series B-1 Preferred Stock as defined in Section 2.72 of this Part C of this Article Fourth.

1.   General. The Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Company, ranks: (i) senior to all Junior Stock; (ii) on parity with all Parity Stock; (iii) junior to all Senior Stock; (iv) junior to existing and future indebtedness of the Company; and (v) structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries (if any) and any capital stock of the Company's Subsidiaries not held by the Company, in each case as provided more fully herein.

2.   Definitions. For purposes of this Part C of this Article Fourth, the following definitions shall apply:

2.1   "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020), by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.2   "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 3.1, less any dividends paid in cash pursuant to Section 3.1 or 3.2 or dividends added to the Liquidation Preference pursuant to Sections 3.2, 3.5 or 3.6, from the Issue Date up to, but not including, such date;

2.3   "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 3.3 and 3.6 as reduced by the payment of dividends out of such amount pursuant to Section 3.4;

2.4 **"Accumulated PIK Dividends"** shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 3.2, 3.5, and 3.6;

2.5 **"Affiliate"** means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

2.6 **"Average VWAP"** per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

2.7 **"Beneficially Own"** or **"Beneficial Owner"** shall have the meaning given that term by the Shareholder Rights Plan.

2.8 **"Beneficial Ownership Exchange Cap"** shall have the meaning set forth in Section 6.11.1;

2.9 **"Board of Directors"** shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

2.10 **"Business Day"** shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

2.11 **"Capital Reorganization"** shall have the meaning set forth in Section 6.6;

2.12 **"Cash Dividends"** shall have the meaning set forth in Section 3.1;

2.13 **"Certificated Preferred Stock"** shall have the meaning set forth in Section 11.2.1;

2.14 **"Change of Control"** shall mean the occurrence of any of the following:

(a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b) the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than

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50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c) a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

(d) Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

2.15 "**Change of Control Redemption Date**" shall have the meaning set forth in Section 8.2;

2.16 "**Change of Control Redemption Notice**" shall have the meaning set forth in Section 8.4;

2.17 "**Change of Control Redemption Premium**" shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Date and subject to Section 6.11.1, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

2.18 "**Change of Control Redemption Price**" shall have the meaning set forth in Section 8.3;

2.19 "**Closing Sale Price**" of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

2.20 "**Common Stock**" shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

2.21   "**Company**" shall mean SunOpta Foods Inc., a Delaware corporation;

2.22   "**Dividend Change Date**" shall mean the first day following the end of the Company's third fiscal quarter in the year 2029;

2.23   "**Dividend Payment Date**" shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

2.24   "**Dividend Rate**" shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 10.0% per annum thereafter, subject in each case to adjustment as provided in Section 9;

2.25   "**Dividend Record Date**" shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

2.26   "**Engaged Capital Investor**" shall mean one or more Affiliates of Engaged Capital, LLC;

2.27   "**Engaged Capital Investor Rights Agreement**" shall mean the Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Engaged Capital Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.28   "**Event of Noncompliance**" shall mean:

(a)   the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 7.1 and 8.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b)   the Company fails to deliver the required number of Parent Common Shares contemplated by Section 6.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 6.6, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 6.7 and 6.11; or

(c)   Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) and 2.1(f) of the Oaktree Investor Rights Agreement or Sections 2.1(a), 2.1(b) and 2.1(e) of the Engaged Investor Rights Agreement or Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d)   the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

2.29   "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

2.30   "**Exchange Agreement**" shall mean the Exchange and Support Agreement, dated as of [●], 2020, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

2.31   "**Exchange Cap**" shall have the meaning set forth in Section 6.11;

2.32   "**Exchange Date**" shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

2.33   "**Exchange Price**" shall mean $2.50 as may be adjusted from time to time in the manner set forth herein;

2.34   "**Exchange Price Floor**" means $[●], which represents the lower of (i) the Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) on the Trading Day immediately prior to the Subscription Date ($[●]) and (ii) the average Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) for the five Trading Days immediately prior to the Subscription Date ($[●]), as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

2.35   "**Exchange Rate**" shall have the meaning set forth in Section 6.1;

2.36   "**Excluded Issuances**" shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Part C of this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint

venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), (v) triggering an adjustment under any provision of Section 6.6 other than 6.6.4, (vi) in connection with the issuance of Series B-2 Preferred Stock pursuant to the Subscription Agreement and (vii) in whole or in part to one or more Holders, solely to the extent of such Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares sold or issued to such Holders;

2.37 "**Ex-Date**" means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

2.38 "**Forced Exchange Date**" shall have the meaning set forth in Section 6.3;

2.39 "**Forced Exchange Notice**" shall have the meaning set forth in Section 6.3;

2.40 "**Forced Exchange Notice Date**" shall have the meaning set forth in Section 6.3;

2.41 "**Holder**" and, unless the context requires otherwise, "**holder**" shall each mean a holder of record of a share of Preferred Stock;

2.42 "**Holder Exchange Right**" shall have the meaning set forth in Section 6.1;

2.43 "**Investor**" shall mean the Oaktree Investor and the Engaged Capital Investor;

2.44 "**Issue Date**" shall mean the original date of issuance of the Preferred Stock;

2.45 "**Issued Amount**" shall mean meaning given in Section 6.11.1;

2.46 "**Junior Stock**" shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.47 "**Liquidation Preference**" shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 3.2, 3.5 and 3.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

2.48 "**Make Whole Issuable Maximum**" means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as

such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

2.49 "**Market Value**" shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

2.50 "**Non-Cash Dividend Election**" shall have the meaning set forth in Section 3.2;

2.51 "**Oaktree Investor**" shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

2.52 "**Oaktree Amended and Restated Investor Rights Agreement**" shall mean the Amended and Restated Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Oaktree Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.53 "**Officer**" shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

2.54 "**opening of business**" shall mean 9:00 a.m. (Toronto time);

2.55 "**Optional Exchange Date**" shall have the meaning set forth in Section 6.1;

2.56 "**Optional Exchange Notice**" shall have the meaning set forth in Section 6.1;

2.57 "**Optional Exchange Notice Date**" shall have the meaning set forth in Section 6.1;

2.58 "**Optional Parent Put Exchange Date**" shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

2.59 "**Optional Parent Put Right**" shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

2.60 "**Optional Redemption Date**" shall have the meaning set forth in Section 7.1;

2.61 "**Optional Redemption Notice**" shall have the meaning set forth in Section 7.3;

2.62   **"Optional Redemption Price"** shall have the meaning set forth in Section 7.2;

2.63   **"OSA"** shall mean the *Securities Act* (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

2.64   **"Ownership Notice"** shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit E;

2.65   **"Parent"** shall mean SunOpta Inc., a company amalgamated under the *Business Corporations Act* (Canada);

2.66   **"Parent Common Shares"** shall mean the common shares of the Parent;

2.67   **"Parity Stock"** shall mean the Series A Preferred Stock, Series B-2 Preferred Stock and any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.68   **"Paying Agent"** shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

2.69   **"Person"** shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

2.70   **"PIF"** means a personal information form in accordance with the requirements of the TSX;

2.71   **"Post CoC Exchange Cap"** shall have the meaning set forth in Section 6.11.4;

2.72   **"Preferred Stock"** shall mean the Series B-1 Preferred Stock of the Company authorized pursuant to this Part C of this Article Fourth;

2.73   **"Prospective Debt Financing"** shall mean the debt financing to be entered into on or about [●], 2020 in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

2.74   **"Redeeming Party"** shall have the meaning set forth in Section 8.2;

2.75   **"Reference Property"** shall have the meaning set forth in Section 6.6;

2.76 **"Rights Plan Exchange Cap"** shall have the meaning set forth in Section 6.2;

2.77 **"SEC"** shall mean the Securities and Exchange Commission;

2.78 **"Second Lien Indenture"** shall mean that certain indenture, dated as of October 20, 2016, among the Company, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, relating to the 9.5% Senior Secured Second Lien Notes due 2022 of the Company, as amended, supplemented, restated, converted, exchanged, replaced or modified from time to time;

2.79 **"Securities Act"** shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

2.80 **"Securities Exchange"** shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

2.81 **"Securities Representations"** shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

2.82 **"Senior Debt Agreements"** shall mean the Second Lien Indenture, the ABL Agreement and the Prospective Debt Financing;

2.83 **"Senior Stock"** shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.84 **"Series A Preferred Stock"** shall mean the Series A Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.85 **"Series B-2 Preferred Stock"** shall mean the Series B-2 Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.86 **"Shareholder Rights Plan"** means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016 as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

2.87 **"Shelf Registration Statement"** shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

2.88 **"Subscription Agreement"** shall mean the securities subscription agreement dated as of [●], 2020 between the Oaktree Investor, the Engaged Capital Investor, the Parent and the Company;

2.89 **"Subscription Date"** shall mean the date the parties entered into the Subscription Agreement;

2.90 **"Subsidiary"** shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes. For the avoidance of doubt, for purposes of this Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

2.91 **"Trading Day"** shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, **"Trading Day"** shall mean a Business Day;

2.92 **"Transfer Agent"** shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

2.93 **"Transfer Restricted Securities"** shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

2.94 **"Trigger Event"** shall have the meaning set forth in Section 6.6.7;

2.95 **"TSX"** shall mean the Toronto Stock Exchange or any successor thereto;

2.96   "**Voting Shares**" shall have the meaning set forth in Section 6.2;

2.97   "**VWAP**" per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

3.   Dividends.

3.1   Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 3.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 3.2, 3.5 or 3.6.

3.2   Notwithstanding anything to the contrary in Section 3.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added, for each share of Preferred Stock, to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made, for each share of Preferred Stock, a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

3.3   If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such

quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

3.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

3.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

3.5.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

3.5.2.   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3.6   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with this this Part C of this Article Fourth during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date.

3.6.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

3.6.2.   in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the

close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

4. Voting and Protective Provisions.

4.1 Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 4 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

4.2 So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

4.2.1. any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock, including the issuance of any Series B-2 Preferred Stock other than pursuant to the terms of the Subscription Agreement;

4.2.2. any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

4.2.3. any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 6; or

4.2.4. any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

4.3 Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

4.3.1. to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

4.3.2. to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

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4.3.3. to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

4.4 Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

4.5 In exercising the voting rights set forth in Section 4.2, each share of Preferred Stock shall be entitled to one vote.

4.6 The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

5. Liquidation Rights.

5.1 In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, after satisfaction of liabilities to holders of shares of Senior Stock, if any, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

5.2 In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 6.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

5.3 Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be

deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 5.

5.4   After the payment in full to the Holders of the amounts provided for in this Section 5, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

5.5   In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5.1 and 5.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

6.   Exchange.

6.1   The Holders shall have the right (the "**Holder Exchange Right**"), subject to the Exchange Cap and the Rights Plan Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap or the Rights Plan Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date, (G) the Securities Representations, (H) in the case of the Engaged Capital Investors, shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX, and (I) in the case of the Engaged Capital Investors, shall include a reply certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 6.1, the Company shall deliver the shares of

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Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date; and in the case of an exchange by the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding the foregoing, in the case of any shares of Preferred Stock subject to the Rights Plan Exchange Cap, the Optional Exchange Date may be no sooner than sixty-one days following the Optional Exchange Notice Date and no shares of Parent Common Shares will be delivered in respect of such Preferred Stock at any time prior to sixty-one days following the Optional Exchange Notice Date. Notwithstanding the foregoing, the Engaged Capital Investors may not deliver an Optional Exchange Notice under this Section 6.1, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.1, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.2   To the extent of any shares of Preferred Stock that could be exchanged for Parent Common Shares pursuant to a Holder Exchange Right where, as a result, such Holder would be deemed to be the Beneficial Owner of in excess of 19.99% of the number of Parent Common Shares or any other shares in the capital stock of the Parent entitled to vote generally for the election of directors ("**Voting Shares**") outstanding immediately after giving effect to such exchange under the terms of the Shareholder Rights Plan (such limit, the "**Rights Plan Exchange Cap**"), the Holder may not become the Beneficial Owner of such Parent Common Shares until the lapse of sixty-one days following the date of the exercise of a Holder Exchange Right for such shares of Preferred Stock. For the purposes of this Section 6.2, the determination of percentage ownership of Voting Shares Beneficially Owned by any Holder shall be made in accordance with the terms and conditions of the Shareholder Rights Plan.

6.3   The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap and the Rights Plan Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.3, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 6.3 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or

(ii) above), (F) the surrender locations specified in Section 6.4 and (G) in the case of the Engaged Capital Investors, shall include a certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap and the Rights Plan Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date, and in the case of the Engaged Capital Investors, such first notice shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 6.3, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date, and in the case of an exchange with respect to the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding anything to the contrary in this Section 6.3, a Holder may exercise an Optional Parent Put Right after receipt of a Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 6.3 unless the Parent Common Shares delivered to the Holders under this Section 6.3 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap or the Rights Plan Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 6.3, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap or the Rights Plan Exchange Cap, as applicable, no longer prevents such delivery, provided that if after 90 days the Exchange Cap or the Rights Plan Exchange Cap, as applicable, still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder. Notwithstanding the foregoing, the Company may not deliver a Forced Exchange Notice under this Section 6.3 to the Engaged Capital Investors, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.3, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.4   Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or

its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 6.10.

6.5   Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap or the Rights Plan Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 10 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 6.4 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

6.6   The Exchange Price shall be subject to the following adjustments (except as provided in Section 6.7):

6.6.1. If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0   =   the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1   =   the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

6.6.2. If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

6.6.3. If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

6.6.4. Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

$$EP2 = EP1\frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

6.6.5. In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as

49

soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 6.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 6.6.1 to 6.6.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

6.6.6. Notwithstanding anything herein to the contrary, no adjustment under this Section 6.6 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

6.6.7. Notwithstanding any other provisions of this Section 6.6, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 6.6 (and no adjustment to the Exchange Price under this Section 6.6 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 6.6.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 6.6 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

6.6.8. The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

6.7   Notwithstanding anything to the contrary in Section 6.6, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 6.6.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 6.6.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 6.6.2 or Section 6.6.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

6.8   If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

6.9   Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

6.10   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or

51

Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

6.11　Exchange Caps

6.11.1. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder shall include, in addition to Common Shares beneficially owned, the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible or exchangeable into Parent Common Shares beneficially owned by such Holder (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.11.1, beneficial ownership shall be calculated in accordance with Rule 13d-3 (without giving any effect to paragraph (b) of Rule 13d-3) and Rule 13d-5 under the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap.

6.11.2. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would become the Beneficial Owner of the number of Voting Shares in excess of the Rights Plan Exchange Cap.

6.11.3. If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

6.11.4. If any shares of Preferred Stock are redeemed pursuant to Section 8.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 6.1 or Section 6.3, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**").

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6.12   Any shares of Parent Common Shares delivered pursuant to this Section 6 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

7.   Redemption.

7.1   On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 7 shall be subject to compliance with the provisions of the Senior Debt Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 7.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

7.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 3.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

7.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 7 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

7.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise make available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will

terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

8.   Change of Control.

8.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

8.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Senior Debt Agreements (as such senior debt agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock and for so long as such restrictive terms continue or have not been waived by the applicable lenders or holders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 8, the loans and other debt obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, to the extent required to be repaid prior to such redemption of the Preferred Stock, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock and the restrictions on the redemption of the shares of Preferred Stock and the obligations of the Company under the Second Lien Indenture will apply,

including, without limitation, any Change of Control Offer (as defined in the Second Lien Indenture) required by the terms of the Second Lien Indenture. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

8.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 8 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

8.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

8.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

9.   Events of Noncompliance.

9.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as

contemplated by this Section 9.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

9.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

10.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

11.   Uncertificated Shares; Certificated Shares.

11.1   Uncertificated Shares.

11.1.1. Form. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

11.1.2. Transfer. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

11.1.3. Legends.

(A)   Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit D hereto.

(B)   Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

"THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD,

ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

11.2   Certificated Shares.

11.2.1. Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit D, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

11.2.2. Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

11.2.3. Transfer and Exchange. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A)   shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B)   is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I)   if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit F hereto; or

(II)   if such Certificated Preferred Stock is being transferred to the Company or to a "qualified institutional buyer" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit F hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 11.2.4.

11.2.4. <u>Legends</u>.

(A)   Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit D hereto.

(B)   Each certificate evidencing Parent Common Shares delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

(C)   Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

11.2.5. <u>Replacement Certificates</u>. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of

and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

11.2.6. <u>Cancellation</u>. In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

11.3 <u>Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock</u>.

11.3.1. To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 11.

11.3.2. All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

11.3.3. Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

11.3.4. No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

11.3.5. <u>No Obligation of the Transfer Agent</u>. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to

examine the same to determine substantial compliance as to form with the express requirements hereof.

12. <u>Miscellaneous</u>.

12.1 With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

12.2 Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

12.3 The shares of Preferred Stock shall be issuable only in whole shares.

12.4 All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

12.5 Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

12.6 Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

12.7 Except as set forth in Section 4.2.2 and in the Engaged Capital Investor Rights Agreement and the Oaktree Amended and Restated Investor Rights Agreement, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

D. SERIES B-2 PREFERRED STOCK

Of the preferred stock authorized and unissued by the Certificate of Incorporation, 30,000 shares shall be designated Series B-2 Preferred Stock with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part D of this Article Fourth refer to sections and

subsections of Part D of this Article Fourth and references to "Preferred Stock" refer to the Series B-2 Preferred Stock as defined in Section 2.72 of this Part D of this Article Fourth.

1.   <u>General</u>. The Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Company, ranks: (i) senior to all Junior Stock; (ii) on parity with all Parity Stock; (iii) junior to all Senior Stock; (iv) junior to existing and future indebtedness of the Company; and (v) structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries (if any) and any capital stock of the Company's Subsidiaries not held by the Company, in each case as provided more fully herein.

2.   <u>Definitions</u>. For purposes of this Part D of this Article Fourth, the following definitions shall apply:

2.1   "**ABL Agreement**" shall mean that certain credit agreement, dated as of February 11, 2016 (as amended by the First Amendment, dated as of October 7, 2016, the Second Amendment and Joinder, dated as of September 19, 2017 and as further amended by the Third Amendment and Joinder, dated as of October 22, 2018 and as restated by the Restatement Agreement, dated January 28, 2020), by and among the Parent, the Company, The Organic Corporation B.V., and the other parties signatory thereto, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.2   "**Accrued Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the dividends that have accrued on such share pursuant to Section 3.1, less any dividends paid in cash pursuant to Section 3.1 or 3.2 or dividends added to the Liquidation Preference pursuant to Sections 3.2, 3.5 or 3.6, from the Issue Date up to, but not including, such date;

2.3   "**Accumulated Cash Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends that have been deemed Accumulated Cash Dividends in accordance with Sections 3.3 and 3.6 as reduced by the payment of dividends out of such amount pursuant to Section 3.4;

2.4   "**Accumulated PIK Dividends**" shall mean, with respect to any share of Preferred Stock, as of any date, the aggregate amount of accrued and unpaid dividends added to the Liquidation Preference in accordance with Sections 3.2, 3.5, and 3.6;

2.5   "**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

2.6   "**Average VWAP**" per share over a certain period shall mean the arithmetic average of the VWAP per share for each Trading Day in such period;

2.7   "**Beneficially Own**" or "**Beneficial Owner**" shall have the meaning given that term by the Shareholder Rights Plan.

2.8 **"Beneficial Ownership Exchange Cap"** shall have the meaning set forth in Section 6.11.1;

2.9 **"Board of Directors"** shall mean the Board of Directors of the Company or, with respect to any action to be taken by the Board of Directors, any committee of the Board of Directors duly authorized to take such action;

2.10 **"Business Day"** shall mean Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America, Canada, the State of New York or the Province of Ontario shall not be regarded as a Business Day;

2.11 **"Capital Reorganization"** shall have the meaning set forth in Section 6.6;

2.12 **"Cash Dividends"** shall have the meaning set forth in Section 3.1;

2.13 **"Certificated Preferred Stock"** shall have the meaning set forth in Section 11.2.1;

2.14 **"Change of Control"** shall mean the occurrence of any of the following:

(a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of a merger, amalgamation or consolidation, which are covered by subsections (b) and (c) below), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Subsidiaries, taken as a whole, to any Person (other than to the Parent or to any wholly-owned Subsidiary);

(b) the consummation of any transaction (including, without limitation, pursuant to a merger, amalgamation or consolidation), the result of which is that any Person (other than the Investor) becomes the "beneficial owner" (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Parent; provided, however, solely for purposes of this subsection (ii), a "Person" shall include a "group" within the meaning of Section 13(d) of the Exchange Act; or

(c) a plan or scheme of arrangement, merger, amalgamation, consolidation, stock sale or other transaction that would result in the Parent's pre-transaction shareholders ceasing to hold a majority of the outstanding Parent Common Shares or outstanding common equity securities of the surviving entity immediately following the completion of such transaction; or

(d) Parent ceasing to own, either directly or indirectly, all of the outstanding capital stock of the Company (other than the Preferred Stock, such other securities that the Company is permitted to create without approval of the Holders and any other securities that the Company creates with the requisite approval of the Holders);

2.15 **"Change of Control Redemption Date"** shall have the meaning set forth in Section 8.2;

2.16 "**Change of Control Redemption Notice**" shall have the meaning set forth in Section 8.4;

2.17 "**Change of Control Redemption Premium**" shall mean, as to each share of Preferred Stock at the time of a Change of Control Redemption Date and subject to Section 6.11.1, the amount, assuming such dividends were paid as Cash Dividends and are not compounding, of incremental dividends that would have accrued had such a Preferred Stock remained outstanding from such time until and including the fifth anniversary of its issuance date provided that if the Issued Amount exceeds the Make Whole Issuable Maximum prior to the Change of Control Redemption Date, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00); after such fifth anniversary, the Change of Control Redemption Premium as to such Preferred Stock shall be zero;

2.18 "**Change of Control Redemption Price**" shall have the meaning set forth in Section 8.3;

2.19 "**Closing Sale Price**" of the Parent Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded, or, if the Parent Common Shares are not so traded, then in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be an amount determined by the Board of Directors to be the fair market value of a Parent Common Share;

2.20 "**Common Stock**" shall mean the common stock, no par value of the Company or any other capital stock of the Company into which such Common Stock shall be reclassified or changed;

2.21 "**Company**" shall mean SunOpta Foods Inc., a Delaware corporation;

2.22 "**Dividend Change Date**" shall mean the first day following the end of the Company's third fiscal quarter in the year 2029;

2.23 "**Dividend Payment Date**" shall mean the date that is forty-five (45) days after the end of each fiscal quarter of the Company, unless the Board of Directors designates an earlier date;

2.24 "**Dividend Rate**" shall mean, (i) the rate of 8.0% per annum for the period from the Issue Date through to the Dividend Change Date, and (ii) 10.0% per annum thereafter, subject in each case to adjustment as provided in Section 9;

2.25 "**Dividend Record Date**" shall mean, with respect to any fiscal quarter and applicable Dividend Payment Date, the record date (which shall be a Business Day) set by the Board of Directors for holders eligible to receive any dividend declared for such fiscal quarter;

2.26 **"Engaged Capital Investor"** shall mean one or more Affiliates of Engaged Capital, LLC;

2.27 **"Engaged Capital Investor Rights Agreement"** shall mean the Investor Rights Agreement, dated [●], 2020, by and among the Parent, the Company and the Engaged Capital Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.28 **"Event of Noncompliance"** shall mean:

(a)   the Company fails to make any payment (other than Cash Dividends for fiscal quarters ending prior to the Dividend Change Date) with respect to Preferred Stock which it is required to make hereunder, or fails to pay Cash Dividends for any quarter ending after the Dividend Change Date, whether or not such payment or dividend is legally permissible or is prohibited by any agreement to which the Company is subject, including payments pursuant to Sections 7.1 and 8.3 and the payment of any Accumulated Cash Dividends on any Optional Exchange Date, Optional Parent Put Exchange Date or Forced Exchange Date;

(b)   the Company fails to deliver the required number of Parent Common Shares contemplated by Section 6.1 on an Optional Exchange Date, the Parent fails to deliver the required number of Parent Common Shares as contemplated by an Optional Parent Put Right on an Optional Parent Put Exchange Date, or the Company fails to make adjustments to the Exchange Rate as required pursuant to Section 6.6, in each case as, if and when due and applicable, and except as provided elsewhere herein, including Sections 6.7 and 6.11; or

(c)   Parent or the Company, as applicable, fails to comply with any of Sections 2.1(a), 2.1(b), 2.1(c) and 2.1(f) of the Oaktree Investor Rights Agreement or Sections 2.1(a), 2.1(b) and 2.1(e) of the Engaged Investor Rights Agreement or Sections 2.1, 2.4, 3.1 and 3.2(e) of the Exchange Agreement; or

(d)   the Company or Parent makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company or Parent bankrupt or insolvent; or any order for relief with respect to the Company or Parent is entered under the Federal Bankruptcy Code; or the Company or Parent petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or Parent, or of any substantial part of the assets of the Company or Parent, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary of Company) relating to the Company or Parent under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company or Parent and either (A) the Company or Parent by any act reasonably indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within sixty (60) days;

2.29 **"Exchange Act"** shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

2.30 **"Exchange Agreement"** shall mean the Exchange and Support Agreement, dated as of [●], 2020, by and among Parent, the Company and the Holders, as amended, supplemented, restated, exchanged or replaced from time to time;

2.31 **"Exchange Cap"** shall have the meaning set forth in Section 6.11;

2.32 **"Exchange Date"** shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable;

2.33 **"Exchange Price"** shall mean 130% of the Average VWAP during a 15 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of the Series B-2 Sale Option Notice (as defined in the Subscription Agreement); provided that (i) if such amount is greater than $3.50, the Exchange Price shall be $3.50, (ii) if such amount is less than $2.00, the Exchange Price shall be $2.00, and (iii) if such amount is less than the Exchange Price Floor, the Exchange Price shall be the Exchange Price Floor; as may be adjusted from time to time in the manner set forth herein;

2.34 **"Exchange Price Floor"** means $[●], which represents the lower of (i) the Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) on the Trading Day immediately prior to the Subscription Date ($[●]) and (ii) the average Nasdaq Official Closing Price for the Parent Common Shares (as reflected on Nasdaq.com) for the five Trading Days immediately prior to the Subscription Date ($[●]), as such price may be adjusted to account for subsequent share dividend, share split, share combination, reclassification or similar transaction;

2.35 **"Exchange Rate"** shall have the meaning set forth in Section 6.1;

2.36 **"Excluded Issuances"** shall mean the sale or issuance of Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares, (i) pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Parent or any of its Subsidiaries, (ii) pursuant to any option, warrant or right or exchangeable or convertible security outstanding as of the Issue Date, (including any Parent Common Shares delivered or deliverable pursuant to this Part D of this Article Fourth), (iii) as full or partial consideration for a merger, acquisition, consolidation, joint venture, strategic alliance, or other similar non-financing transaction, (iv) in connection with any litigation, investigation or legal proceeding (or threatened litigation, investigation or legal proceeding), (v) triggering an adjustment under any provision of Section 6.6 other than 6.6.4, and (vi) in whole or in part to one or more Holders, solely to the extent of such Parent Common Shares, or securities convertible into, exercisable or exchangeable for Parent Common Shares sold or issued to such Holders;

2.37 **"Ex-Date"** means the first date on which the Parent Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Parent or, if applicable from the seller of Parent Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

2.38 **"Forced Exchange Date"** shall have the meaning set forth in Section 6.3;

2.39 **"Forced Exchange Notice"** shall have the meaning set forth in Section 6.3;

2.40 **"Forced Exchange Notice Date"** shall have the meaning set forth in Section 6.3;

2.41 **"Holder"** and, unless the context requires otherwise, **"holder"** shall each mean a holder of record of a share of Preferred Stock;

2.42 **"Holder Exchange Right"** shall have the meaning set forth in Section 6.1;

2.43 **"Investor"** shall mean the Oaktree Investor and the Engaged Capital Investor;

2.44 **"Issue Date"** shall mean the original date of issuance of the Preferred Stock;

2.45 **"Issued Amount"** shall mean meaning given in Section 6.11.1;

2.46 **"Junior Stock"** shall mean the Common Stock and each other class of the Company's capital stock or series of preferred stock established after the Issue Date, by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.47 **"Liquidation Preference"** shall mean, with respect to each share of Preferred Stock, $1,000.00, as adjusted pursuant to Sections 3.2, 3.5 and 3.6, in each case to the date of payment of the Liquidation Preference, the Exchange Date, the Optional Redemption Date or the Change of Control Redemption Date, as applicable;

2.48 **"Make Whole Issuable Maximum"** means 19.99% of the number of Parent Common Shares outstanding on the Trading Day immediately prior to the Issue Date, as such number may be adjusted to account for any subsequent share dividend, share split, share combination, reclassification of similar transactions;

2.49 **"Market Value"** shall mean the Average VWAP during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the date of determination;

2.50 **"Non-Cash Dividend Election"** shall have the meaning set forth in Section 3.2;

2.51 **"Oaktree Investor"** shall mean one or more Affiliates of Oaktree Principal Fund VI, L.P.;

2.52 **"Oaktree Amended and Restated Investor Rights Agreement"** shall mean the Amended and Restated Investor Rights Agreement, dated [●], 2020, by and among the

Parent, the Company and the Oaktree Investor, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

2.53   "**Officer**" shall mean the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company;

2.54   "**opening of business**" shall mean 9:00 a.m. (Toronto time);

2.55   "**Optional Exchange Date**" shall have the meaning set forth in Section 6.1;

2.56   "**Optional Exchange Notice**" shall have the meaning set forth in Section 6.1;

2.57   "**Optional Exchange Notice Date**" shall have the meaning set forth in Section 6.1;

2.58   "**Optional Parent Put Exchange Date**" shall mean the date shares of Preferred Stock are exchanged for Parent Common Shares pursuant to an Optional Parent Put Right;

2.59   "**Optional Parent Put Right**" shall mean the right of a Holder to exchange shares of Preferred Stock for Parent Common Shares directly with the Parent pursuant to the Exchange Agreement;

2.60   "**Optional Redemption Date**" shall have the meaning set forth in Section 7.1;

2.61   "**Optional Redemption Notice**" shall have the meaning set forth in Section 7.3;

2.62   "**Optional Redemption Price**" shall have the meaning set forth in Section 7.2;

2.63   "**OSA**" shall mean the *Securities Act* (Ontario), as amended from time to time, and the regulations, rules and instruments promulgated thereunder;

2.64   "**Ownership Notice**" shall mean the notice of ownership of capital stock of the Company containing the information required to be set forth or stated on certificates pursuant to the Delaware General Corporation Law and, in the case of an issuance of capital stock by the Company, in substantially the form attached hereto as Exhibit H;

2.65   "**Parent**" shall mean SunOpta Inc., a company amalgamated under the *Business Corporations Act* (Canada);

2.66   "**Parent Common Shares**" shall mean the common shares of the Parent;

2.67   "**Parity Stock**" shall mean the Series A Preferred Stock, Series B-1 Preferred Stock and any class of capital stock or series of preferred stock established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.68   "**Paying Agent**" shall mean the Transfer Agent, acting in its capacity as paying agent for the Preferred Stock, and its successors and assigns, or any other Person appointed to serve as paying agent by the Company;

2.69   "**Person**" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof;

2.70   "**PIF**" means a personal information form in accordance with the requirements of the TSX;

2.71   "**Post CoC Exchange Cap**" shall have the meaning set forth in Section 6.11.4;

2.72   "**Preferred Stock**" shall mean the Series B-2 Preferred Stock of the Company authorized pursuant to this Part D of this Article Fourth;

2.73   "**Prospective Debt Financing**" shall mean the debt financing to be entered into on or about [●], 2020 in the amount of approximately $25 million, as referenced in the Parent's news release and Form 8-K dated as of March 19, 2020 and any third-party financing for the inventory of Opus Foods Mexico, S.A. de C.V. or its Affiliates;

2.74   "**Redeeming Party**" shall have the meaning set forth in Section 8.2;

2.75   "**Reference Property**" shall have the meaning set forth in Section 6.6;

2.76   "**Rights Plan Exchange Cap**" shall have the meaning set forth in Section 6.2;

2.77   "**SEC**" shall mean the Securities and Exchange Commission;

2.78   "**Second Lien Indenture**" shall mean that certain indenture, dated as of October 20, 2016, among the Company, the guarantors from time to time party thereto and U.S. Bank National Association, as trustee and notes collateral agent, relating to the 9.5% Senior Secured Second Lien Notes due 2022 of the Company, as amended, supplemented, restated, converted, exchanged, replaced or modified from time to time;

2.79   "**Securities Act**" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

2.80   "**Securities Exchange**" shall mean an exchange registered with the SEC under Section 6(a) of the Exchange Act or the Toronto Stock Exchange;

2.81   "**Securities Representations**" shall mean, for a prospective exchange of Preferred Stock for Parent Common Shares by a Holder, representations by such Holder that (i) it will satisfy the definition of "accredited investor" of National Instrument 45-106 – *Prospectus Exemptions* at the time of such exchange and (ii) either such exchange will (x) not be exercised in the United States or by or on behalf of a U.S. Person or (y) be exempt from registration under the Securities Act and applicable state securities laws;

2.82   "**Senior Debt Agreements**" shall mean the Second Lien Indenture, the ABL Agreement and the Prospective Debt Financing;

2.83   "**Senior Stock**" shall mean each class of capital stock or series of preferred stock of the Company established after the Issue Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company;

2.84   "**Series A Preferred Stock**" shall mean the Series A Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.85   "**Series B-1 Preferred Stock**" shall mean the Series B-1 Preferred Stock, par value $0.001 per share, of the capital stock of the Company;

2.86   "**Shareholder Rights Plan**" means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as amended and restated as of April 18, 2016 as further amended, restated, succeeded or replaced from time to time, and any similar plan adopted from time to time;

2.87   "**Shelf Registration Statement**" shall mean a shelf registration statement filed by the Parent with the SEC covering resales of Transfer Restricted Securities by holders thereof;

2.88   "**Subscription Agreement**" shall mean the securities subscription agreement dated as of [●], 2020 between the Oaktree Investor, the Engaged Capital Investor, the Parent and the Company;

2.89   "**Subscription Date**" shall mean the date the parties entered into the Subscription Agreement;

2.90   "**Subsidiary**" shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes.   For the avoidance of doubt, for purposes of this

Tor#: 9470239.18

Certificate of Incorporation, each of the Company and its Subsidiaries shall be considered a Subsidiary of the Parent;

2.91 "**Trading Day**" shall mean a day during which trading in securities generally occurs on the principal Securities Exchange on which the Parent Common Shares are traded or, if the Parent Common Shares are not traded on a Securities Exchange, then a United States or Canadian national or regional securities exchange on which the Parent Common Shares are traded. If the Parent Common Shares are not so traded, "**Trading Day**" shall mean a Business Day;

2.92 "**Transfer Agent**" shall mean, as applicable, TMX Equity Transfer Services or American Stock Transfer & Trust Company, LLC, acting as the Parent's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Parent Common Shares, or the Company's duly appointed transfer agent, registrar, exchange agent and dividend disbursing agent for the Preferred Stock, if any, or if none an Officer, and in each case their successors and assigns, or any other person appointed to serve as transfer agent, registrar, exchange agent, conversion agent and dividend disbursing agent by the Parent or the Company, as applicable;

2.93 "**Transfer Restricted Securities**" shall mean each share of Parent Common Shares received upon exchange of a share of Preferred Stock until (a) such shares of Parent Common Shares shall be freely tradable pursuant to an exemption from registration under the Securities Act under Rule 144 thereunder (without restrictions or limitations with respect to volume or manner of sale or subject to any conditions), or (b) the resale of such shares of Parent Common Shares under an effective Shelf Registration Statement, in each case unless otherwise agreed to by the Company and the Holder thereof;

2.94 "**Trigger Event**" shall have the meaning set forth in Section 6.6.7;

2.95 "**TSX**" shall mean the Toronto Stock Exchange or any successor thereto;

2.96 "**Voting Shares**" shall have the meaning set forth in Section 6.2;

2.97 "**VWAP**" per share of Parent Common Shares on any Trading Day shall mean the per share volume-weighted average price as displayed on Bloomberg page "**STKL <Equity> AQR**" (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., Toronto time, on such Trading Day; or, if such price is not available, "**VWAP**" shall mean the market value per share of Parent Common Shares on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Company for this purpose; and

3. Dividends.

3.1 Holders shall be entitled to receive, with respect to each share of Preferred Stock prior to any distributions made in respect of any Junior Stock in respect of the same fiscal quarter, out of funds legally available for payment, cash dividends ("**Cash Dividends**") on the sum of the Liquidation Preference plus the Accumulated Cash Dividends in each case in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of

twelve 30-day months, at the applicable Dividend Rate. To the extent the Board of Directors so declares, Cash Dividends shall be payable in arrears on each Dividend Payment Date for the fiscal quarter ending immediately prior to such Dividend Payment Date (or with respect to the first Dividend Payment Date, for the period commencing on the Issue Date and ending on the last day of the fiscal quarter following the Issue Date), to the Holders as they appear on the Company's stock register at the close of business on the relevant Dividend Record Date. Dividends on the Preferred Stock shall accrue and become Accrued Dividends on a day-to-day basis from the last day of the most recent fiscal quarter, or if there has been no prior full fiscal quarter, from the Issue Date, until Cash Dividends are paid pursuant to this Section 3.1 in respect of such accrued amounts or the Liquidation Preference is increased in respect of such accrued amounts pursuant to Sections 3.2, 3.5 or 3.6.

3.2   Notwithstanding anything to the contrary in Section 3.1, the Company may, at the sole election of the Board of Directors, with respect to any dividend declared in respect of any fiscal quarter ending prior to the Dividend Change Date, elect (a "**Non-Cash Dividend Election**") to have the amount equal to the applicable Dividend Rate multiplied by the Liquidation Preference in effect immediately after the last day of the immediately prior fiscal quarter (or if there has been no prior full fiscal quarter, the Issue Date), computed on the basis of a 360-day year consisting of twelve 30-day months to be added, for each share of Preferred Stock, to the Liquidation Preference in lieu of paying Cash Dividends. If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending prior to the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, and the Company does not make a Non-Cash Dividend Election in respect thereof, then the Company shall be deemed to have made, for each share of Preferred Stock, a Non-Cash Dividend Election for the portion of the Liquidation Preference in respect of which the Cash Dividend is unpaid.

3.3   If the Company fails to declare or pay a Cash Dividend in respect of any fiscal quarter ending after the Dividend Change Date or declares and pays a Cash Dividend for such quarter in an amount less than the amount of Accrued Dividends on the last day of such quarter, then the amount of Cash Dividend that is unpaid in respect of such quarter shall be deemed to be Accumulated Cash Dividends.

3.4   The Board of Directors may from time to time declare and pay additional dividends on such date or dates as the Board of Directors may determine, from all or any part of the Accumulated Cash Dividends out of the moneys of the Company properly applicable to the payment of dividends, and the payment of any such dividends shall reduce the Accumulated Cash Dividends.

3.5   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are exchanged into Parent Common Shares in accordance with the Certificate of Incorporation or pursuant to an Optional Parent Put Right during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date:

3.5.1.   in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date, at the Company's option, shall either (x) be paid in cash on or prior to the date of such Dividend Payment Date or (y) not be

paid in cash, be deemed to be Accumulated PIK Dividends and be added to the Liquidation Preference for purposes of such exchange;

3.5.2. in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the applicable Exchange Date shall be paid in cash on or prior to the date of such Dividend Payment Date;

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the applicable Exchange Date. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

3.6   Notwithstanding anything to the contrary herein, if any shares of Preferred Stock are redeemed by the Company in accordance with this this Part D of this Article Fourth during the period between the close of business on any Dividend Record Date and the close of business on the corresponding Dividend Payment Date.

3.6.1. in respect of a fiscal quarter ending prior to the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be deemed to be Accumulated PIK Dividends and shall be added to the Liquidation Preference for purposes of such redemption;

3.6.2. in respect of a fiscal quarter ending after the Dividend Change Date, the Accrued Dividends on the date of redemption with respect to such shares of Preferred Stock shall be paid in cash on or prior to the such Dividend Payment Date.

For the avoidance of doubt, such Accrued Dividends shall include dividends accruing from the last day of the most recently preceding fiscal quarter to, but not including, the Optional Redemption Date or the Change of Control Redemption Date, as applicable. The Holders at the close of business on a Dividend Record Date shall be entitled to receive any dividend paid as a Cash Dividend on those shares on the corresponding Dividend Payment Date.

4.   Voting and Protective Provisions.

4.1   Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the shareholders of the Company except as set forth in this Section 4 or as otherwise from time to time specifically required by the Delaware General Corporation Law or the Certificate of Incorporation.

4.2   So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by the Delaware General Corporation Law or the Certificate of Incorporation, the affirmative vote or consent of the holders representing at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to the Certificate of Incorporation, by merger, consolidation or otherwise:

4.2.1. any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any specific class or series of Parity Stock or Senior Stock;

4.2.2. any increase in the number of issued or authorized amount of Preferred Stock, or any reissuance thereof;

4.2.3. any exchange, reclassification or cancellation of the Preferred Stock, other than as provided in the Certificate of Incorporation including Section 6; or

4.2.4. any amendment, modification or alteration of, or supplement to, the Certificate of Incorporation that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

4.3 Notwithstanding anything to the contrary herein, without the consent of the Holders, the Company, acting in good faith, may amend, alter, supplement or repeal any terms of the Preferred Stock by amending or supplementing the Certificate of Incorporation or any stock certificate representing shares of the Preferred Stock:

4.3.1. to cure any ambiguity, omission, inconsistency or mistake in any such instrument in a manner that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder;

4.3.2. to make any provision with respect to matters or questions relating to the Preferred Stock that is not inconsistent with the provisions of the Certificate of Incorporation and that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder; or

4.3.3. to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder (other than any Holder that consents to such change).

4.4 Prior to the actual delivery of such Parent Common Shares on the applicable Exchange Date, the Parent Common Shares due upon exchange of the Preferred Stock shall not be deemed to be delivered and Holders shall have no voting rights with respect to such shares of Parent Common Shares solely by virtue of holding the Preferred Stock.

4.5 In exercising the voting rights set forth in Section 4.2, each share of Preferred Stock shall be entitled to one vote.

4.6 The rules and procedures for calling and conducting any meeting of the Holders (including the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the bylaws of the Company and applicable law.

5. Liquidation Rights.

5.1 In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each share of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, after satisfaction of liabilities to holders of shares of Senior Stock, if any, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends, and (ii) the sum of (A) the product of the Exchange Rate multiplied by the Market Value as of the effective date of such liquidation, winding up or dissolution plus (B) the Accumulated Cash Dividends thereon.

5.2 In the event of any liquidation, winding-up or dissolution of the Parent, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of such shares of Preferred Stock, and to be paid out of the assets of the Company available for distribution to its stockholders, in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, an amount equal to the greater of (i) the Liquidation Preference plus the Accumulated Cash Dividends thereon and (ii) the amount such Holder would have received had such Holder, immediately prior to such liquidation, winding-up or dissolution of the Parent, exchanged such Preferred Stock for Parent Common Shares in accordance with Section 6.1. Such payment shall be made regardless of whether there is a liquidation, winding-up or dissolution of the Company.

5.3 Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding up or dissolution of its business), nor the merger or consolidation of the Company into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 5.

5.4 After the payment in full to the Holders of the amounts provided for in this Section 5, the Holders of shares of Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Stock.

5.5 In the event the assets of the Company available for distribution to the Holders upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to Section 5.1 and 5.2, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the shares of Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Stock and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

6. Exchange.

6.1 The Holders shall have the right (the "**Holder Exchange Right**"), subject to the Exchange Cap and the Rights Plan Exchange Cap, to exchange their shares of Preferred Stock, in whole or in part, into that number of whole shares of Parent Common Shares for each

share of Preferred Stock equal to the quotient of (i) the Liquidation Preference then in effect divided by (ii) the Exchange Price then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10 (such quotient, the "**Exchange Rate**"). To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.1, such Holder shall give written notice (the "**Optional Exchange Notice**") to the Company, signed by such Holder or its duly authorized attorney or agent, stating that such Holder elects to so exchange shares of Preferred Stock and shall state therein: (A) the number of shares of Preferred Stock to be exchanged, (B) a representation by such Holder that the exchange of such number of shares will not cause such Holder to exceed the Beneficial Ownership Exchange Cap or the Rights Plan Exchange Cap, if applicable, (C) the name or names in which such Holder wishes the Parent Common Shares to be delivered, (D) the Holder's computation of the number of shares of Parent Common Shares to be received by such Holder, (E) the exchange date (the "**Optional Exchange Date**"), being a Business Day not less than three (3) nor more than five (5) Business Days after the date upon which the Optional Exchange Notice is received by the Company (the "**Optional Exchange Notice Date**"), (F) the Exchange Price on the Optional Exchange Date, (G) the Securities Representations, (H) in the case of the Engaged Capital Investors, shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX, and (I) in the case of the Engaged Capital Investors, shall include a reply certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement has been cleared by the TSX. If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifth Business Day after the Optional Exchange Notice Date. If a Holder validly delivers the Optional Exchange Notice in accordance with this Section 6.1, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than five (5) Business Days after the Optional Exchange Date, and in the case of an exchange by the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding the foregoing, in the case of any shares of Preferred Stock subject to the Rights Plan Exchange Cap, the Optional Exchange Date may be no sooner than sixty-one days following the Optional Exchange Notice Date and no shares of Parent Common Shares will be delivered in respect of such Preferred Stock at any time prior to sixty-one days following the Optional Exchange Notice Date. Notwithstanding the foregoing, the Engaged Capital Investors may not deliver an Optional Exchange Notice under this Section 6.1, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.1, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.2   To the extent of any shares of Preferred Stock that could be exchanged for Parent Common Shares pursuant to a Holder Exchange Right where, as a result, such Holder would be deemed to be the Beneficial Owner of in excess of 19.99% of the number of Parent Common Shares or any other shares in the capital stock of the Parent entitled to vote generally

for the election of directors ("**Voting Shares**") outstanding immediately after giving effect to such exchange under the terms of the Shareholder Rights Plan (such limit, the "**Rights Plan Exchange Cap**"), the Holder may not become the Beneficial Owner of such Parent Common Shares until the lapse of sixty-one days following the date of the exercise of a Holder Exchange Right for such shares of Preferred Stock. For the purposes of this Section 6.2, the determination of percentage ownership of Voting Shares Beneficially Owned by any Holder shall be made in accordance with the terms and conditions of the Shareholder Rights Plan.

6.3 The Company shall have the right to cause all but not less than all the outstanding shares of Preferred Stock, except those shares of Preferred Stock subject to the Exchange Cap and the Rights Plan Exchange Cap, to be exchanged into that number of whole shares of Parent Common Shares for each share of Preferred Stock equal to the Exchange Rate then in effect, with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10; provided, however that in order for the Company to exercise such right, either (i) on or after the third anniversary of the Issue Date, the Average VWAP per share of the Parent Common Shares during a 20 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Forced Exchange Notice Date shall be greater than 200% of the Exchange Price then in effect or (ii) fewer than 10% of the shares of Preferred Stock issued on the Issue Date remain outstanding. To exchange shares of Preferred Stock into shares of Parent Common Shares pursuant to this Section 6.3, the Company shall give not less than thirty (30) days' written notice (the "**Forced Exchange Notice**" and the date of such notice, the "**Forced Exchange Notice Date**") to each Holder stating that the Company elects to force exchange of such shares of Preferred Stock pursuant to this Section 6.3 and shall state therein (A) the exchange date (the "**Forced Exchange Date**"), (B) the number of such Holder's shares of Preferred Stock to be exchanged, if known, (C) the Exchange Price on the Forced Exchange Date, (D) the Company's computation of the number of shares of Parent Common Shares to be received by the Holder, (E) the basis of such forced exchange (being (i) or (ii) above), (F) the surrender locations specified in Section 6.4 and (G) in the case of the Engaged Capital Investors, shall include a certification to be made by a senior officer of the Parent that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Each Holder shall deliver to the Company written notice of the number Parent Common Shares held by such Holder for the purpose of the Beneficial Ownership Exchange Cap and the Rights Plan Exchange Cap within three Business Days of the Forced Exchange Notice, and again upon each change in such number of shares preceding the Forced Exchange Date, and in the case of the Engaged Capital Investors, such first notice shall include a certification of the Holder that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. If the Company validly delivers a Forced Exchange Notice to a Holder in accordance with this Section 6.3, the Company shall deliver the shares of Parent Common Shares as soon as reasonably practicable, but not later than ten Business Days after the Forced Exchange Date, and in the case of an exchange with respect to the Engaged Capital Investors, a senior officer of the Parent shall certify that the Parent has made reasonable inquiries to verify that, and to the best of the Parent's knowledge it is accurate that, the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX. Notwithstanding anything to the contrary in this Section 6.3, a Holder may exercise an Optional Parent Put Right after receipt of a

Forced Exchange Notice, provided the Optional Parent Put Exchange Date precedes the Forced Exchange Date by at least five Business Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Forced Exchange Notice shall be rendered void in respect of such shares. The Company may not exercise its rights under this Section 6.3 unless the Parent Common Shares delivered to the Holders under this Section 6.3 are freely tradable by the Holders under the OSA, the Securities Act and the Exchange Act. In the event the Exchange Cap or the Rights Plan Exchange Cap prevents the issuance of all or any part of the Parent Common Shares otherwise required to be delivered to a Holder pursuant to this Section 6.3, the Company shall delay delivery of such Parent Common Shares until the Exchange Cap or the Rights Plan Exchange Cap, as applicable, no longer prevents such delivery, provided that if after 90 days the Exchange Cap or the Rights Plan Exchange Cap, as applicable, still prevents such deliver, the Company shall cause such shares to be sold to a third party and deliver the proceeds of such sale to the applicable Holder. Notwithstanding the foregoing, the Company may not deliver a Forced Exchange Notice under this Section 6.3 to the Engaged Capital Investors, and the Company shall not deliver Parent Common Shares to the Engaged Capital Investors under this Section 6.3, prior to such date on which the TSX has confirmed to the Parent, the Company and the Engaged Capital Investors that the PIFs required by the TSX to be filed by the Engaged Capital Investors in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX.

6.4   Upon exchange, each Holder shall surrender to the Company the certificates representing any shares of Preferred Stock held in certificated form to be exchanged during usual business hours at its principal place of business or the offices of its duly appointed Transfer Agent maintained by it, accompanied by (i) (if so required by the Company or its duly appointed Transfer Agent) a written instrument or instruments of transfer in form reasonably satisfactory to the Company or its duly appointed Transfer Agent duly executed by the Holder or its duly authorized legal representative and (ii) transfer tax stamps or funds therefor, if required pursuant to Section 6.10.

6.5   Except to the extent that a Holder is not able to exchange its shares of Preferred Stock into Parent Common Shares as a result of the Exchange Cap or the Rights Plan Exchange Cap, on the applicable Exchange Date, dividends shall cease to accrue on the shares of Preferred Stock so exchanged and all other rights with respect to the shares of Preferred Stock so exchanged, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the number of whole Parent Common Shares into which such shares of Preferred Stock have been exchanged (with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Section 10). As promptly as practical after the exchange of any shares of Preferred Stock into Parent Common Shares, the Company shall deliver or cause to be delivered to the applicable Holder an ownership notice identifying the number of full shares of Parent Common Shares to which such Holder is entitled, a cash payment in respect of fractional shares in accordance with Section 10 and a cash payment in respect of the Accumulated Cash Dividends in respect of the shares of Preferred Stock exchanged. If less than all the shares of Preferred Stock represented by a certificate or certificates surrendered by a Holder pursuant to Section 6.4 are to be exchanged, the Holder shall be entitled to receive, at the expense of the Company, a new certificate representing the shares of Preferred Stock represented by the surrendered certificate or certificates that are not to be exchanged.

6.6 The Exchange Price shall be subject to the following adjustments (except as provided in Section 6.7):

6.6.1. If the Parent pays a dividend (or other distribution) in shares of Parent Common Shares to holders of the Parent Common Shares, in their capacity as holders of Parent Common Shares, then the Exchange Price in effect immediately following the record date for such dividend (or distribution) shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution; and

OS1 = the sum of (A) the number of Parent Common Shares outstanding immediately prior to the record date for such dividend or distribution and (B) the total number of Parent Common Shares constituting such dividend.

6.6.2. If the Parent issues to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, rights, options or warrants entitling them to subscribe for or purchase shares of Parent Common Shares at less than the Market Value determined on the Ex-Date for such issuance, then the Exchange Price in effect immediately following the close of business on the Ex-Date for such issuance shall be divided by the following fraction:

$$\frac{OS0 + X}{OS0 + Y}$$

where

OS0 = the number of shares of Parent Common Shares outstanding at the close of business on the record date for such issuance;

X = the total number of shares of Parent Common Shares issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Parent Common Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Value determined as of the Ex-Date for such issuance.

To the extent that such rights, options or warrants are not exercised prior to their expiration or Parent Common Shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exchange Price shall be readjusted to such Exchange Price that would have then been in effect had the adjustment made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Parent Common Shares actually delivered. If such rights, options or warrants are only

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exercisable upon the occurrence of certain triggering events, then the Exchange Price shall not be adjusted until such triggering events occur. In determining the aggregate offering price payable for such shares of Parent Common Shares, the exchange agent shall take into account any consideration received for such rights, options or warrants and the value of such consideration (if other than cash, to be determined by the Board of Directors).

6.6.3. If the Parent subdivides, combines or reclassifies the shares of Parent Common Shares into a greater or lesser number of shares of Parent Common Shares, then the Exchange Price in effect immediately following the effective date of such share subdivision, combination or reclassification shall be divided by the following fraction:

$$\frac{OS1}{OS0}$$

where

OS0 = the number of Parent Common Shares outstanding immediately prior to the effective date of such share subdivision, combination or reclassification; and

OS1 = the number of Parent Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, combination or reclassification.

6.6.4. Except for any Excluded Issuances, if the Parent issues any Parent Common Shares or securities convertible or exchangeable into Parent Common Shares for a consideration per share that is less than the Exchange Price in effect immediately prior to such issuance, then the Exchange Price in effect immediately prior to such issuance shall be adjusted in accordance with the following formula:

$$EP2 = EP1\frac{(OS0 + X)}{(OS0 + Y)}$$

where

EP2 = new Exchange Price after giving effect to issuance of additional Parent Common Shares or securities exchangeable or convertible into Parent Common Shares ("**New Issue**");

EP1 = Exchange Price in effect immediately prior to the New Issue;

OS0 = number of Parent Common Shares deemed to be outstanding immediately prior to the New Issue on a fully diluted basis, including on the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities;

X = aggregate consideration received by the Parent with respect to the New Issue divided by EP1; and

Y = number of Parent Common Shares issued, or issuable on exchange or conversion, in the New Issue;

provided that no such adjustment to the Exchange Price shall cause the Exchange Price to be adjusted below the Exchange Price Floor. For the avoidance of doubt, in the event such adjustment would cause the Exchange Price to be lower than the Exchange Price Floor but for the immediately preceding proviso, then the Exchange Price shall be equal to the Exchange Price Floor.

6.6.5. In the case of: (A) any recapitalization, reclassification or change of the Parent Common Shares (other than changes resulting from a subdivision or combination), (B) any consolidation, merger or combination involving the Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of the Parent and its Subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which the Parent Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a "**Capital Reorganization**"), then, at and after the effective time of such Capital Reorganization, the right to exchange each share of Preferred Stock shall be changed into a right to exchange such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that a holder of a number of Parent Common Shares equal to the Exchange Rate immediately prior to such Capital Reorganization would have owned or been entitled to receive upon such Capital Reorganization (such shares, securities or other property or assets, the "**Reference Property**"). If the Capital Reorganization causes the Parent Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Stock will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Parent Common Shares that affirmatively make such an election. The Parent shall notify Holders of such weighted average as soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder of Preferred Stock to exchange its Preferred Stock into Parent Common Shares pursuant to Section 6.1 prior to the effective time of such Capital Reorganization. Notwithstanding Sections 6.6.1 to 6.6.4, no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Stock.

6.6.6. Notwithstanding anything herein to the contrary, no adjustment under this Section 6.6 need be made to the Exchange Price unless such adjustment would require an increase or decrease of at least $0.01. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price.

6.6.7. Notwithstanding any other provisions of this Section 6.6, rights or warrants distributed by the Parent to holders of Parent Common Shares, in their capacity as holders of Parent Common Shares, entitling the holders thereof to subscribe for or purchase shares of the Parent's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("**Trigger Event**"): (A) are

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deemed to be transferred with such shares of Parent Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Parent Common Shares, shall be deemed not to have been distributed for purposes of this Section 6.6 (and no adjustment to the Exchange Price under this Section 6.6 will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 6.6.2. In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 6.6 was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, such Exchange Price shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Parent Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Parent Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such expired or terminated rights and warrants had not been issued. To the extent that the Parent has a rights plan or agreement in effect upon exchange of the Preferred Stock, which rights plan provides for rights or warrants of the type described in this clause, then upon exchange of Preferred Stock the Holder will receive, in addition to the Parent Common Shares to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, the Parent may amend such applicable stockholder rights plan or agreement to provide that upon exchange of the Preferred Stock the Holders will receive, in addition to the Parent Common Shares issuable upon such exchange, the rights that would have attached to such Parent Common Shares if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

6.6.8. The Company reserves the right to make such reductions in the Exchange Price in addition to those required in the foregoing provisions as it considers advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Exchange Price, the Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Exchange Price.

6.7   Notwithstanding anything to the contrary in Section 6.6, if the Holders are (i) entitled to participate in a distribution or transaction to which Section 6.6.2 applies as if they held a number of shares of Parent Common Shares issuable upon exchange of the Preferred Stock immediately prior to such event, without having to exchange their shares of Preferred Stock, or (ii) entitled to participate in a distribution or transaction to which Section 6.6.4 applies in proportion to their holdings of Parent Common Shares on an as exchanged basis, then for purposes of determining the Exchange Price pursuant to Section 6.6.2 or Section 6.6.4 both the number of Parent Common Shares issued or issuable in such transaction or distribution and the aggregate price or consideration received by the Company shall be reduced by multiplying such

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number, price or consideration by a fraction equal to (A) the aggregate amount of consideration paid by those Holders of Preferred Stock who actually elect to exercise any rights, options, or warrants, distributed to them in such distribution or transaction or to purchase Parent Common Shares or securities convertible or exchangeable into Parent Common Shares, divided by (B) the aggregate consideration that would have been paid by all Holders of Preferred Stock if such Holders had elected to fully participate in such distribution or transaction.

6.8   If the Company shall take a record of the holders of its Parent Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to stockholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the taking of such record.

6.9   Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly shall deliver to each Holder a certificate signed by an Officer, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment.

6.10   The delivery of certificates for Parent Common Shares upon the exchange of shares of Preferred Stock and the delivery of any Ownership Notice, whether at the request of a Holder or upon the exchange of shares of Preferred Stock, shall each be made without charge to the Holder or recipient of shares of Preferred Stock for such certificates or Ownership Notice or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby or such Ownership Notice or the securities identified therein, and such certificates or Ownership Notice shall be delivered in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such certificate in a name other than that of the Holder of the shares of the relevant Preferred Stock and the Company shall not be required to deliver any such certificate or Ownership Notice unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

6.11   Exchange Caps

6.11.1. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would beneficially own in excess of 19.99% of the number of Parent Common Shares outstanding immediately after giving effect to such exchange (such limit, the "**Beneficial Ownership Exchange Cap**"). For purposes of the foregoing sentence, the aggregate number of Parent Common Shares beneficially owned by such Holder shall include, in addition to Common Shares beneficially owned, the number of Parent Common Shares deliverable upon exchange of the Preferred Stock with respect to which the determination of such sentence is being made, but shall exclude Parent Common Shares which would be deliverable upon (i) exchange of the remaining, unexchanged portion of the Preferred Stock beneficially owned by such Holder and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities exercisable, convertible

or exchangeable into Parent Common Shares beneficially owned by such Holder (including, without limitation, any exchangeable notes or exchangeable preferred stock or warrants) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.11.1, beneficial ownership shall be calculated in accordance with Rule 13d-3 (without giving any effect to paragraph (b) of Rule 13d-3) and Rule 13d-5 under the Exchange Act. Any purported delivery of Parent Common Shares upon exchange of Preferred Stock shall be void and have no effect if such delivery would result in the applicable Holder becoming the beneficial owner of more than the Beneficial Ownership Exchange Cap.

6.11.2. No shares of Preferred Stock may be exchanged pursuant to Section 6.1 or Section 6.3 if and to the extent that, as a result of the delivery to the Holder of Parent Common Shares upon such exchange such Holder would become the Beneficial Owner of the number of Voting Shares in excess of the Rights Plan Exchange Cap.

6.11.3. If the number of Parent Common Shares into which shares of Preferred Stock have been exchanged in accordance with both the Certificate of Incorporation and any Optional Parent Put Right (the "**Issued Amount**") exceed the Make Whole Issuable Maximum, then the Change of Control Redemption Premium shall thereafter be zero dollars ($0.00).

6.11.4. If any shares of Preferred Stock are redeemed pursuant to Section 8.2 at a Change of Control Redemption Price in which the Change of Control Redemption Premium is greater than zero dollars ($0.00), in the event that any shares of Preferred Stock are subsequently exchanged into Parent Common Shares pursuant to Section 6.1 or Section 6.3, the number of Parent Common Shares into which such shares of Preferred Stock may be exchanged shall not exceed the amount equal to (i) the Make Whole Issuable Maximum less (ii) the Issued Amount (such limit, the "**Post CoC Exchange Cap**", together with the Beneficial Ownership Exchange Cap, the "**Exchange Cap**").

6.12   Any shares of Parent Common Shares delivered pursuant to this Section 6 shall be validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters of any provincial, state or federal law), free and clear of any liens, claims, rights or encumbrances other than those arising under by law or the Certificate of Incorporation or created by the Holders thereof.

7.   Redemption.

7.1   On or after the first Business Day that is five years after the Issue Date, the Company shall have the right, subject to applicable law, to redeem all but not less than all shares of Preferred Stock from any source of funds legally available for such purpose. Any redemption by the Company pursuant to this Section 7 shall be subject to compliance with the provisions of the Senior Debt Agreements and any other agreements governing the Company's and the Parent's future or existing outstanding indebtedness. Any such redemption shall occur on a date set by the Company on not less than thirty (30) days' notice to the Holders (the "**Optional Redemption Date**"). Notwithstanding anything to the contrary in this Section 7.1, a Holder may exercise an Optional Parent Put Right after receipt of an Optional Redemption Notice, provided the Optional Parent Put Exchange Date precedes the Optional Redemption Date by at least three (3) Business

Days. Upon the exchange of shares of Preferred Stock pursuant to such Optional Parent Put Right, such Optional Redemption Notice shall be rendered void in respect of such shares.

7.2   Subject to applicable law, the Company shall effect any such redemption pursuant to this Section 7 by paying cash for each share of Preferred Stock to be redeemed in an amount equal to the Liquidation Preference (including, for the avoidance of doubt, any Accrued Dividends added to the Liquidation Preference in accordance with Section 3.6.1) plus the Accumulated Cash Dividends (if any) (such amount, the "**Optional Redemption Price**").

7.3   The Company shall give notice of its election to redeem the Preferred Stock pursuant to this Section 7 to the Holders of Preferred Stock as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Optional Redemption Notice**") shall state: (i) the Optional Redemption Date, (ii) the number of shares of Preferred Stock to be redeemed from such Holder, (iii) the Optional Redemption Price, and (iv) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Optional Redemption Price therefor.

7.4   If the Company gives the Optional Redemption Notice, the Company shall deposit with or otherwise make available to the Paying Agent funds sufficient to redeem the shares of Preferred Stock, no later than the open of business on the Optional Redemption Date, and the Company shall give the Paying Agent instructions and authority to pay the Optional Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, then from and after the Optional Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such shares of Preferred Stock to be redeemed shall cease to accrue and all other rights with respect to the shares of Preferred Stock to be redeemed, including the rights, if any, to receive notices, will terminate, except only the rights of Holders thereof to receive the Optional Redemption Price. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on any such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Optional Redemption Price of the shares of Preferred Stock to be redeemed), and the holders of any shares of Preferred Stock so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of shares of Preferred Stock, that remain unclaimed or unpaid after two years after the Optional Redemption Date or other payment date, shall be, to the extent permitted by applicable law, repaid to the Company upon its written request, after which repayment the Holders entitled to such redemption or other payment shall have recourse only to the Company.

8.   Change of Control.

8.1   In the event of a Change of Control, or other merger, amalgamation, consolidation or similar transaction in which all or any material portion of the consideration to be paid to the holders of the Parent Common Shares is equity in the surviving or successor entity, the Company shall use its reasonable efforts to structure the transaction so the Holders have the

option to exchange their outstanding shares of Preferred Stock upon such Change of Control, for securities in the surviving or successor entity that have the same rights, preferences and privileges as the Preferred Stock, as appropriately adjusted to account for the Change of Control or other merger, amalgamation, consolidation or similar transaction.

8.2   The Company shall give notice to the Holders of a Change of Control no later than ten Business Days prior to the anticipated effective date (as determined in good faith by the Company) of such Change of Control or, if not practicable, as soon as reasonably practicable but in any event no later than five Business Days after the Company becomes aware of such Change of Control. In the event of a Change of Control, the Company or a third party with the prior written consent of the Company (such party, as applicable, the "**Redeeming Party**") shall, in compliance with applicable law and within fifteen (15) days following the effective date of a Change of Control, make an offer to each Holder to redeem all of such Holder's outstanding Preferred Stock. Any such redemption shall occur on a date set by the Redeeming Party in its sole discretion, but no later than thirty (30) days after consummation of the Change of Control (the "**Change of Control Redemption Date**"). Notwithstanding anything to the contrary herein, the Change of Control Redemption Date may be on the date of the Change of Control, and any redemption pursuant to this Section 8 may be made simultaneously with the Change of Control. Holders acknowledge and agree that under the terms of the Senior Debt Agreements (as such senior debt agreement may be amended, restated, refinanced, replaced, converted, exchanged or otherwise modified from time to time) and any other debt instruments of the Company or the Parent that restrict, limit or condition the ability of the Company to redeem stock and for so long as such restrictive terms continue or have not been waived by the applicable lenders or holders thereunder, upon any redemption of the shares of Preferred Stock pursuant to this Section 8, the loans and other debt obligations that are accrued and payable under any such credit agreements or debt instruments will, in each case, to the extent required to be repaid prior to such redemption of the Preferred Stock, be repaid (and any commitments and any outstanding letters of credit thereunder will be terminated) prior to such redemption of the Preferred Stock and the restrictions on the redemption of the shares of Preferred Stock and the obligations of the Company under the Second Lien Indenture will apply, including, without limitation, any Change of Control Offer (as defined in the Second Lien Indenture) required by the terms of the Second Lien Indenture. For the avoidance of doubt, the preceding sentence shall not be deemed to be a waiver by any Holder of its right to receive from the Company and/or its successor the cash associated with such redemption.

8.3   Subject to applicable law, the Redeeming Party shall effect any such redemption pursuant to this Section 8 by paying cash for each share of Preferred Stock to be redeemed in an amount (such amount, the "**Change of Control Redemption Price**") equal to the greater of (i) the sum of the Liquidation Preference as at the Change of Control Redemption Date plus the Change of Control Redemption Premium plus the Accumulated Cash Dividends as at the Change of Control Redemption Date, and (ii) either (A) in the case of a Change of Control that constitutes a Capital Reorganization in which the Parent Common Shares are not converted or exchanged solely for cash, the cash amount equal to the product of the Exchange Rate as at the Change of Control Redemption Date multiplied by the Closing Sale Price of the Parent Common Shares on the Trading Day immediately prior to the effective date of such Capital Reorganization or, (B) in any other case, the cash amount that a holder of a number of Parent Common Shares equal to the Exchange Rate as at the Change of Control Redemption Date would have received in such Change of Control.

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8.4   The Redeeming Party shall give notice of such redemption offer to the Holders as such Holders' names appear (as of the close of business on the Business Day next preceding the day on which notice is given) on the books of the Transfer Agent at the address of such Holders shown therein. Such notice (the "**Change of Control Redemption Notice**") shall state: (i) the Change of Control Redemption Date, (ii) the Change of Control Redemption Price and (iii) the place where any shares of Preferred Stock in certificated form are to be redeemed and shall be presented and surrendered for payment of the Change of Control Redemption Price therefor.

8.5   If the Redeeming Party gives a Change of Control Redemption Notice, the Redeeming Party shall deposit with the Paying Agent funds sufficient to redeem the shares of Preferred Stock as to which such Change of Control Redemption Notice shall have been given, no later than the open of business on the Change of Control Redemption Date, and the Redeeming Party shall give the Paying Agent irrevocable instructions and authority to pay the applicable Change of Control Redemption Price to the Holders to be redeemed upon surrender or deemed surrender of the Certificates therefor as set forth in the Change of Control Redemption Notice.

9.   Events of Noncompliance.

9.1   If an Event of Noncompliance has occurred and is continuing, the Dividend Rate shall increase immediately by an increment of 1 percentage point. Thereafter, until such time as no Event of Noncompliance exists, the Dividend Rate shall increase automatically at the end of each succeeding 90-day period by an additional increment of 1 percentage point(s) (but in no event shall the Dividend Rate increase more than 5 percentage points hereby). Any increase of the Dividend Rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance exists, subject to subsequent increases pursuant to this paragraph. Notwithstanding the foregoing, the Dividend Rate will only be subject to an increase as contemplated by this Section 9.1 if the Parent or Company, as applicable, fails to cure such Event of Noncompliance within thirty (30) days of (i) in the case of an Event of Noncompliance arising from clause (c) of the definition thereof, the first date on which the Parent or Company acquires actual knowledge of the occurrence of such event or receives written notice from Holders representing a majority of the Preferred Stock outstanding of such occurrence, or (ii) in all other cases, the date of occurrence of the Event of Noncompliance.

9.2   If any Event of Noncompliance exists, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

10.   No Fractional Shares. No fractional shares of Parent Common Shares or securities representing fractional shares of Parent Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Parent Common Shares on the Preferred Stock. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof) or, in lieu of such cash payment, round up to the next whole share the number of shares of Parent Common Shares to be delivered to any particular Holder upon exchange.

11. Uncertificated Shares; Certificated Shares.

11.1 Uncertificated Shares.

11.1.1. Form. The shares of Preferred Stock may be in uncertificated, book entry form as permitted by the bylaws of the Company and applicable law. Within a reasonable time after the delivery or transfer of uncertificated shares, the Company shall send to the registered owner thereof an Ownership Notice.

11.1.2. Transfer. Transfers of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Company kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Company may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper.

11.1.3. Legends.

(A) Each Ownership Notice issued with respect to a share of Preferred Stock shall bear a legend in substantially the form included in Exhibit G hereto.

(B) Each Ownership Notice delivered with respect to a Parent Common Share delivered upon the exchange of Preferred Stock shall bear a legend substantially in the form:

"THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

11.2 Certificated Shares.

11.2.1. Form and Dating. Unless requested in writing by a Holder to the Company, Preferred Stock shall be in certificated form ("**Certificated Preferred Stock**"), and the Preferred Stock certificate and the Transfer Agent's certificate of authentication shall be substantially in the form set forth in Exhibit G, which is hereby incorporated in and expressly made a part of the Certificate of Incorporation. The Preferred Stock certificate may have notations, legends or endorsements required by applicable law, stock exchange rules, agreements to which the Company is subject, if any, or usage; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Preferred Stock certificate shall be dated the date of its authentication.

11.2.2. Execution and Authentication. Two Officers shall sign each Preferred Stock certificate for the Company by manual or facsimile signature.

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If an Officer whose signature is on a Preferred Stock certificate no longer holds that office at the time the Transfer Agent authenticates the Preferred Stock certificate, the Preferred Stock certificate shall be valid nevertheless.

A Preferred Stock certificate shall not be valid until an authorized signatory of the Transfer Agent manually or by facsimile signs the certificate of authentication on the Preferred Stock certificate. The signature shall be conclusive evidence that the Preferred Stock certificate has been authenticated under the Certificate of Incorporation.

The Transfer Agent shall authenticate and deliver certificates for shares of Preferred Stock for original issue upon a written order of the Company signed by two Officers or by an Officer and an Assistant Treasurer of the Company. Such order shall specify the number of shares of Preferred Stock to be authenticated and the date on which the original issue of the Preferred Stock is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Preferred Stock. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Preferred Stock whenever the Transfer Agent may do so. Each reference in the Certificate of Incorporation to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

11.2.3. <u>Transfer and Exchange</u>. When Certificated Preferred Stock is presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Stock or to exchange such Certificated Preferred Stock for an equal number of shares of Certificated Preferred Stock, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Preferred Stock surrendered for transfer or exchange:

(A) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(B) is being transferred or exchanged pursuant to subclause (I) or (II) below, and is accompanied by the following additional information and documents, as applicable:

(I) if such Certificated Preferred Stock is being delivered to the Transfer Agent by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect in substantially the form of Exhibit I hereto; or

(II) if such Certificated Preferred Stock is being transferred to the Company or to a "qualified institutional buyer" in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act, (i) a certification to that effect (in substantially the form of Exhibit I hereto) and (ii) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to the compliance with the restrictions set forth in the legend set forth in Section 11.2.4.

11.2.4. Legends.

(A)   Each certificate evidencing Certificated Preferred Stock shall bear a legend in substantially the following form included in Exhibit G hereto.

(B)   Each certificate evidencing Parent Common Shares delivered upon the exchange of Preferred Stock shall bear a legend in substantially the following form:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION."

(C)   Upon any sale or transfer of a Transfer Restricted Security held in certificated form pursuant to Rule 144 under the Securities Act or another exemption from registration under the Securities Act or an effective registration statement under the Securities Act, the Transfer Agent shall permit the Holder thereof to exchange such Transfer Restricted Security for Certificated Preferred Stock or certificated Parent Common Shares that does not bear a restrictive legend and rescind any restriction on the transfer of such Transfer Restricted Security.

11.2.5. Replacement Certificates. If any of the Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Preferred Stock certificate, or in lieu of and substitution for the Preferred Stock certificate lost, stolen or destroyed, a new Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Preferred Stock certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

11.2.6. Cancellation. In the event the Company shall purchase or otherwise acquire Certificated Preferred Stock, the same shall thereupon be delivered to the Transfer Agent for cancellation. The Transfer Agent and no one else shall cancel and destroy all Preferred Stock certificates surrendered for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Preferred Stock certificates to the Company. The Company may not issue new Preferred Stock certificates to replace Preferred Stock certificates to the extent they evidence Preferred Stock which the Company has purchased or otherwise acquired.

11.3   Certain Obligations with Respect to Transfers and Exchanges of Preferred Stock.

11.3.1. To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Stock as required pursuant to the provisions of this Section 11.

11.3.2. All shares of Preferred Stock, whether or not Certificated Preferred Stock, issued upon any registration of transfer or exchange of such shares of Preferred Stock shall be the valid obligations of the Company, entitled to the same benefits under the Certificate of Incorporation as the shares of Preferred Stock surrendered upon such registration of transfer or exchange.

11.3.3. Prior to due presentment for registration of transfer of any shares of Preferred Stock, the Transfer Agent and the Company may deem and treat the Person in whose name such shares of Preferred Stock are registered as the absolute owner of such Preferred Stock and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

11.3.4. No service charge shall be made to a Holder for any registration of transfer or exchange of any Preferred Stock or Parent Common Shares delivered upon the exchange thereof on the transfer books of the Company or the Transfer Agent or upon surrender of any Preferred Stock certificate or Parent Common Shares certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Preferred Stock or Parent Common Shares if the Person receiving shares in connection with such transfer or exchange is not the holder thereof.

11.3.5. No Obligation of the Transfer Agent. The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Certificate of Incorporation or under applicable law with respect to any transfer of any interest in any Preferred Stock other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Certificate of Incorporation, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

12. Miscellaneous.

12.1 With respect to any notice to a Holder required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any vote upon any such action (assuming due and proper notice to such other Holders). Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

12.2 Shares of Preferred Stock that have been issued and reacquired by the Company in any manner, including shares of Preferred Stock purchased or redeemed or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

12.3 The shares of Preferred Stock shall be issuable only in whole shares.

12.4   All notice periods referred to herein shall commence: (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile; (ii) one Business Day after being deposited with a nationally recognized next-day courier, postage prepaid; or (iii) three Business Days after being by first-class mail, postage prepaid. Notice to any Holder shall be given to the registered address set forth in the Company's records for such Holder.

12.5   Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

12.6   Notwithstanding anything to the contrary herein, whenever the Board of Directors is permitted or required to determine fair market value, such determination shall be made in good faith.

12.7   Except as set forth in Section 4.2.2 and in the Engaged Capital Investor Rights Agreement and the Oaktree Amended and Restated Investor Rights Agreement, the Holders shall have no preemptive or preferential rights to purchase or subscribe to any stock, obligations, warrants or other securities of the Company of any class.

FIFTH: Subject to any additional vote required by the certificate of incorporation or bylaws of the Company, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the Company.

SIXTH: Subject to the certificate of incorporation of the Company, the number of directors of the Company shall be determined in the manner set forth in the bylaws of the Company.

SEVENTH: Elections of directors need not be by written ballot unless the bylaws of the Company shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the Company may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Company.

NINTH: To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Company shall not adversely affect any right or protection of a director of the

Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1.   <u>Right to Indemnification of Directors and Officers</u>.   The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding.   Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Company shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2.   <u>Prepayment of Expenses of Directors and Officers</u>. The Company shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, <u>provided</u>, <u>however</u>, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3.   <u>Claims by Directors and Officers</u>. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Company, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4.   <u>Indemnification of Employees and Agents</u>.   The Company may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Company or, while an employee or agent of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding.   The ultimate

determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Company shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5.   Advancement of Expenses of Employees and Agents. The Company may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6.   Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Company's certificate of incorporation, the Company's bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

7.   Other Indemnification. The Company's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Company, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Company, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8.   Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Company's expense insurance: (a) to indemnify the Company for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Company under the provisions of this Article Tenth.

9.   Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

*   *   *

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3. That the foregoing amendment and restatement was approved by the sole stockholder of the corporation entitled to vote on such action, representing all of the outstanding shares of the corporation voting in favor of the amendment, in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Company's certificate of incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature page follows]

94

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Company on this ___day of April, 2020.

By:_____

Name: _____

Title: _____

EXHIBIT A

FORM OF PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.


Series A Preferred Stock
of
SUNOPTA FOODS INC.


SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series A Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as the same may be amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2016.

SUNOPTA FOODS INC.

By: _____
      Name: ■
      Title: ■

By: _____
      Name: ■
      Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By _____

Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

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and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date: ■

Signature: ■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

99

EXHIBIT B

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by   _____
              Authorized Signatory

EXHIBIT C

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series A Preferred Stock (the "**Preferred Stock**") of SunOpta Foods Inc. (the "**Company**") This Certificate relates to shares of Preferred Stock held by (the "**Transferor**") in*:

☐ book entry form; or

☐ definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the "**Securities Act**") because *:

☐ such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐ such Preferred Stock is being transferred to the Company;

☐ such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐ such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■
_____

* Please check applicable box.

Tor#: 9470239.18

EXHIBIT D

FORM OF SERIES B-1 PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**"), AS AMENDED (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Tor#: 9470239.18

Series B-1 Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series B-1 Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as amended, as the same may be further amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2020.

SUNOPTA FOODS INC.

By: _____
       Name: ■
       Title: ■

By: _____
       Name: ■
       Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By   _____

Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

105

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:■

Signature:■

    (Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

Tor#: 9470239.18

EXHIBIT E

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

                                        ■, as Transfer agent

                                        by _____
                                            Authorized Signatory

Tor#: 9470239.18

EXHIBIT F

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series B-1 Preferred Stock (the **"Preferred Stock"**) of SunOpta Foods Inc. (the **"Company"**) This Certificate relates to shares of Preferred Stock held by (the **"Transferor"**) in*:

☐   book entry form; or

☐   definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the **"Securities Act"**) because *:

☐   such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐   such Preferred Stock is being transferred to the Company;

☐   such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐   such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■

_____

*   Please check applicable box.

EXHIBIT G

FORM OF SERIES B-2 PREFERRED STOCK FACE OF SECURITY

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SUNOPTA FOODS INC. (THE "**COMPANY**"), AS AMENDED (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS CERTIFICATE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Series B-2 Preferred Stock
of
SUNOPTA FOODS INC.

SUNOPTA FOODS INC., a Delaware corporation (the "**Company**"), hereby certifies that ■ (the "**Holder**") is the registered owner of ■ fully paid and non-assessable shares of preferred stock, par value $0.001 per share, of the Company designated as the Series B-2 Preferred Stock (the "**Preferred Stock**"). The shares of Preferred Stock are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Preferred Stock represented hereby are issued and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Company, as amended, as the same may be further amended from time to time (the "**Certificate of Incorporation**"). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Company will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Company at its principal place of business.

Reference is hereby made to select provisions of the Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Transfer Agent's Certificate of Authentication hereon has been properly executed, these shares of Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has executed this certificate this ■ day of ■, 2020.

SUNOPTA FOODS INC.

By: _____
    Name: ■
    Title: ■

By: _____
    Name: ■
    Title: ■

TRANSFER AGENT'S CERTIFICATE OF AUTHENTICATION

These are shares of the Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: ■

■, as Transfer agent,

By _____
Authorized Signatory

REVERSE OF SECURITY

Dividends on each share of Preferred Stock shall be payable, when, as and if declared by the Company's Board of Directors out of legally available funds as provided in the Certificate of Incorporation.

The shares of Preferred Stock shall be exchangeable into the common shares of SunOpta Inc., a company incorporated under the *Business Corporations Act* (Canada), upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The shares of Preferred Stock may be redeemed by the Company upon the satisfaction of the conditions and in the manner and according to the terms set forth in the Certificate of Incorporation.

The Company will furnish without charge to each holder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock and the qualifications, limitations or restrictions of such preferences and/or rights.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Preferred Stock evidenced hereby to: ■

_____

_____

_____

(Insert assignee's social security or tax identification number)

_____

_____

(Insert address and zip code of assignee)

_____

_____

112

and irrevocably appoints:

_____

_____

_____

agent to transfer the shares of Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:■

Signature:■

(Sign exactly as your name appears on the other side of this Preferred Stock Certificate)

Signature must be guaranteed by an "eligible guarantor institution" that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("**STAMP**") or such other "signature guarantee program" as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature Guarantee:

EXHIBIT H

OWNERSHIP NOTICE

THE SECURITIES IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAYBE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES EVIDENCE, REASONABLY ACCEPTABLE TO IT THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF SUNOPTA FOODS INC. (THE "**COMPANY**") (AS FURTHER AMENDED OR AMENDED AND RESTATED FROM TIME TO TIME, THE "**CHARTER**"), THE COMPANY IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK OR MORE THAN ONE SERIES OF ANY CLASS AND THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. THE SHARES EVIDENCED BY THIS NOTICE ARE SUBJECT TO THE OBLIGATIONS AND RESTRICTIONS STATED IN, AND ARE TRANSFERABLE ONLY IN ACCORDANCE WITH, THE PROVISIONS OF THE CHARTER. THE TERMS OF THE CHARTER ARE HEREBY INCORPORATED INTO THIS NOTICE BY REFERENCE.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

This letter confirms and acknowledges that you are the registered owner of the number and the class or series of shares of capital stock of the Company listed on Schedule A to this letter.

In addition, please be advised that the Company will furnish without charge to each stockholder of the Company who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock, or series thereof, of the Company and the qualifications, limitations or restrictions of such preferences and/or rights, which are fixed by the Charter. Any such request should be directed to the Secretary of the Company.

The shares of capital stock of the Company have been not been registered under the Securities Act and, accordingly, may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.

Dated: ■

■, as Transfer agent

by _____
    Authorized Signatory

115

EXHIBIT I

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF PREFERRED STOCK

Re: Series B-2 Preferred Stock (the **"Preferred Stock"**) of SunOpta Foods Inc. (the **"Company"**) This Certificate relates to shares of Preferred Stock held by (the **"Transferor"**) in*:

☐ book entry form; or

☐ definitive form.

The Transferor has requested the Transfer Agent by written order to exchange or register the transfer of Preferred Stock.

In connection with such request and in respect of such Preferred Stock, the Transferor does hereby certify that the Transferor is familiar with the Certificate of Incorporation relating to the above-captioned Preferred Stock and that the transfer of this Preferred Stock does not require registration under the Securities Act of 1933 (the **"Securities Act"**) because *:

☐ such Preferred Stock is being acquired for the Transferor's own account without transfer;

☐ such Preferred Stock is being transferred to the Company;

☐ such Preferred Stock is being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act), in reliance on Rule 144A; or

☐ such Preferred Stock is being transferred in reliance on and in compliance with another exemption from the registration requirements of the Securities Act (and based on an Opinion of Counsel if the Company so requests).

[INSERT NAME OF TRANSFEROR]

By: _____

Date: ■

_____

* Please check applicable box.

EXHIBIT F

OBSERVER AGREEMENT

See attached.

**AMENDED AND RESTATED
OBSERVER GOVERNANCE AND CONFIDENTIALITY AGREEMENT**

ZACHARY SEREBRENIK

and

SUNOPTA INC.

_____

[●], 2020

_____

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
OBSERVER RIGHTS

ARTICLE 3
OBSERVER OBLIGATIONS

ARTICLE 4
STANDSTILL

ARTICLE 5
CONFIDENTIALITY

ARTICLE 6
MISCELLANEOUS

Tor#: 9462663.8

AMENDED AND RESTATED
OBSERVER GOVERNANCE AND CONFIDENTIALITY AGREEMENT

THIS AGREEMENT made the [●]th day of [●], 2020,

BETWEEN:

ZACHARY SEREBRENIK,
(hereinafter referred to as the **"Observer"**),

- and -

SUNOPTA INC., a corporation existing under the
federal laws of Canada,

(hereinafter referred to as the **"Parent"**),

WHEREAS the parties entered into an observer governance and confidentiality agreement on October 7, 2016 (the **"Original Agreement"**);

AND WHEREAS the parties wish to enter into this Agreement in order to amend and restate the Original Agreement;

AND WHEREAS the Parent and the Investors (as hereinafter defined) have entered into an amended and restated investor rights agreement dated the date hereof (the **"Investor Rights Agreement"**), pursuant to which the Investors are entitled to appoint and replace from time to time a nominee, acceptable to the Parent, as an observer (the **"Designated Observer"**) to attend meetings of the board of directors of the Parent (the **"Board of Directors"**) in accordance with the terms and conditions hereof and of the Investor Rights Agreement;

AND WHEREAS, pursuant to the Original Agreement, the Investors designated the Observer as the first Designated Observer;

AND WHEREAS the Investors wish for the Observer to continue to act as the first Designated Observer under this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1   **Defined Terms**

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"**Act**" means the *Canada Business Corporations Act*;

"**Affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For the purposes of this definition, "control" when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Person, whether through the ownership of voting securities, by contract, or otherwise;

"**Appointment Notice**" has the meaning given to such term in Section 2.1(b);

"**Board of Directors**" has the meaning given to such term in the recitals;

"**Business Day**" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York and (b) a day on which banks are generally closed in the Province of Ontario or the State of New York;

"**Canadian Securities Acts**" means the applicable securities legislation of each of the provinces of Canada and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

"**Common Shares**" means the common shares in the capital of the Parent;

"**Confidential Information**" means any and all information, in any form or medium, written or oral, whether concerning or relating to the Parent, its Affiliates, its and their officers and employees or any third party, (whether prepared by the Parent or on behalf of the Parent or otherwise, and irrespective of the form or means of communication and whether it is labeled or otherwise identified as confidential) that is furnished to or on behalf of the Observer by or on behalf of the Parent at any time, whether before, upon or after the execution of this Agreement, including all oral and written information relating to financial statements, projections, evaluations, plans, programs, customers, suppliers, facilities, equipment and other assets, products, processes, manufacturing, marketing, research and development, trade secrets, know-how, patent applications that that have not been published, technology and other confidential information and intellectual property of the Parent and its Affiliates and all matters and information discussed or reviewed at meetings of the Board of Directors or any committee thereof. "Confidential Information" shall be deemed to include all notes, analyses, studies, interpretations, memoranda and other documents, material or reports (in any form or medium) prepared by the Observer and his/her Affiliates that contain, reflect or are based upon, in whole or part, the information furnished to or on behalf of the Parent;

"**Designated Observer**" has the meaning given to such term in the recitals;

"**Governmental Entity**" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange such as the TSX, NASDAQ and any other stock exchange on which the Common Shares or listed or posted for trading;

"**Investor Rights Agreement**" means the amended and restated investor rights agreement dated the date hereof between the Parent, SunOpta Foods Inc. and the Investors, as the same may be further amended and restated, amended, modified, replaced or supplemented from time to time;

"**Investors**" means collectively, Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P.;

"**Laws**" means any and all federal, state, provincial, regional, local, municipal or other laws, statutes, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws;

"**NASDAQ**" means the NASDAQ stock market or any successor thereto;

"**Observer**" has the meaning given to such term in the recitals;

"**Order**" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

"**Original Agreement**" has the meaning given to such term in the recitals hereto;

"**Parent**" has the meaning given to such term in the recitals hereto;

"**Parent Internal Policies**" means those internal policies of the Parent listed on Schedule 1.1 hereto;

"**Person**" means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

"Representatives" means with respect to the Investors, the directors, officers, partners, managers, members, employees, advisors, agents, Affiliates, and other representatives of the Investors, including attorneys, accountants, consultants and financial advisors of the Investors;

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means the Canadian Securities Acts, the U.S. Securities Act and the U.S. Exchange Act;

"Shareholder Rights Plan" means the amended and restated shareholder rights plan agreement dated as of November 10, 2015 between Parent and American Stock Transfer and Trust Company, LLC, as rights agent, as the same may be amended, restated or replaced from time to time;

"Standstill Period" means the date that is 12 months following the date on which the Observer resigns or is removed as the Designated Observer;

"subsidiary" has the meaning ascribed to such term in the Act;

"Term" means the term of the Observer as a Designated Observer, which term shall commence on the date hereof and terminate on the earlier of (a) the day on which the Investors deliver an Appointment Notice to the Parent, in accordance with Section 2.1(b), removing the Observer as a Designated Observer and (b) the day on which the Investors' right to nominate a Designated Observer has terminated in accordance with the terms of the Investor Rights Agreement;

"TSX" means the Toronto Stock Exchange or any successor thereto;

"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States *Securities Exchange Act of 1934*, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced; and

"U.S. Securities Act" means the United States *Securities Act of 1933*, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced.

1.2   Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)   the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b) references to an "Article" or "Section" followed by a number or letter refer to the specified Article or Section to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word "including" is deemed to mean "including without limitation";

(f) the terms "party" and "the parties" refer to a party or the parties to this Agreement;

(g) any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i) all dollar amounts refer to currency of the United States;

(j) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3 Amendment and Restatement

This Agreement amends and restates the Original Agreement. Without affecting the validity of any action taken in accordance with the Original Agreement prior to the date hereof, this Agreement replaces and supersedes the Original Agreement with respect to all matters arising after the date hereof.

1.4 Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.

1.5   **Time of Essence**

Time shall be of the essence of this Agreement.

1.6   **Governing Law and Submission to Jurisdiction**

(a)   This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b)   Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.7   **Severability**

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.8   **Schedules**

The following Schedule is attached to and forms an integral part of this Agreement:

Schedule 1.1   -   Parent Internal Policies


ARTICLE 2
OBSERVER RIGHTS


2.1   **Appointment of Observer**

(a)   The Parent hereby acknowledges that the Observer has been designated by the Investors as the first Designated Observer under the Original Agreement and shall continue to act as the first Designated Observer under this Agreement.

(b)   The Observer acknowledges that the Investors shall have the right, subject to the terms and conditions of the Investor Rights Agreement, to appoint, and by notice in writing to the Observer and the Parent (the **"Appointment Notice"**) replace, from time to time a Designated Observer.

2.2   **Observer Rights**

(a)   During the Term, the Parent shall:

(i)   provide the Observer with notice, if any, of each meeting of the Board of Directors (telephonic or otherwise), in the same manner and at the same time as provided to the Board of Directors;

(ii)   provide to the Observer copies of all materials provided to the Board of Directors, in the same manner and at the same time as provided to the Board of Directors;

(iii)   provide to the Observer drafts of all resolutions proposed for signature by the Board of Directors (in lieu of a meeting) before such resolutions are so signed, in the same manner and at the same time as provided to the Board of Directors; and

(iv)   permit the Observer to attend each meeting of the Board of Directors (telephonic or otherwise), including, without limitation, any committee meeting of the Board of Directors or executive sessions, as an observer,

except with respect to materials or resolutions, or attendance at such portions of any such meeting, in which (A) the subject matter relates to a transaction, proceeding or matter in which the Investors or their Affiliates or investee entities (other than the Parent) are or may be interested parties, and where the participation in such portion of any such meeting by the Board Observer or access to Confidential Information relating to the Parent would, upon the advice of counsel, give rise to a conflict of interest between the Investors and the Parent, as determined by the Board of Directors in its sole discretion, (B) the Board of Directors determines, upon the advice of counsel, that such exclusion is reasonably necessary to preserve solicitor-client privilege, or (C) the Board of Directors determines, upon the advice of counsel, that such exclusion is reasonably necessary for the Parent or its subsidiaries to comply with any of their respective confidentiality obligations. Notwithstanding the foregoing, each of the following committees of the Board of Directors shall be entitled to exclude the Observer from attending any meeting, or portion thereof, of such committee in its discretion: the Audit Committee, the Corporate Governance Committee and the Compensation Committee.

(b)   The Parent shall not be required to (i) pay any compensation to the Observer or (ii) provide any indemnification, or maintain coverage under any policies of directors' and officers' insurance, in favour of the Observer; provided, however, that the Parent shall reimburse any reasonable costs or expenses incurred by the Observer in connection with his or her attendance at meetings of the Board of Directors, committee meetings of the Board of Directors and any executive sessions.

(c)   The Observer shall not have the right to vote at any meeting of the Board of Directors or be counted towards determining whether there is quorum for such meeting, but shall be entitled to participate in the discussions of the Board of Directors.

ARTICLE 3
OBSERVER OBLIGATIONS

3.1   General Duty to Comply with Director's Obligations

The Observer shall comply with the fiduciary obligations (whether in common law or pursuant to statute) that would be applicable to such Observer if he/she were a director of the Parent, including, the obligation to disclose conflicts of interest set forth in Section 3.2, the obligation not to appropriate corporate opportunities of the Parent or any subsidiary, as applicable, and the confidentiality obligations set forth in Article 5.

3.2   Disclosure of Conflicts of Interest

(a)   The Observer shall comply in all respects with the obligations imposed upon a director of the Parent by Section 120 of the Act with respect to any interest that he/she has in any material contract or material transaction with either the Parent or any subsidiary, whether made or proposed, and shall provide prompt and full disclosure thereof in writing to both the Board of the Directors and the Parent.

(b)   If the Observer reasonably believes that a matter being considered or to be considered by the Board of Directors may relate to a transaction, proceeding or other matter in which the Investors or their Affiliates or investee entities are or may be interested parties, the Observer shall provide prompt and full disclosure thereof in writing to both the Board of Directors and the Parent.

(c)   Contemporaneously with his/her appointment as a Designated Observer on the date hereof, the Observer shall have provided to the Parent on a confidential basis, a list of any Persons in which the Observer has an interest or is a director or officer or acts in a similar capacity of or for any such Person, to the extent such interest of the Observer in such other Person would be likely to constitute a conflict of interest with the Observer's functions as a Designated Observer pursuant to this Agreement.

3.3   Securities Laws Restrictions

The Observer hereby acknowledges that Securities Laws impose restrictions on his/her ability to purchase, sell, trade or otherwise transfer securities of the Parent until such time as material, non-public information received by the Observer becomes publicly available or is no longer material and the Observer further hereby agrees to comply with all such restrictions.

3.4   Parent Internal Policies

The Observer acknowledges receipt of a copy of each of the Parent Internal Policies and agrees to abide by such Parent Internal Policies, as the same may be amended from time to time, as if the Observer was a director of the Parent.

ARTICLE 4
STANDSTILL

4.1   **Standstill**

(a)   During the Standstill Period, the Observer covenants and agrees with the Parent that (A) it shall not, (B) none of his/her Affiliates shall, (C) it shall not permit any of his/her Affiliates to, and (D) neither it nor any of his/her Affiliates shall authorize, permit, assist or encourage any of the directors, officers or employees of the Observer or his/her Affiliates to, in each case, directly or indirectly, alone or acting jointly or in concert with any other Person to:

(i)   acquire, agree to acquire, or offer or propose to acquire, whether by means of a purchase, tender or exchange offer, merger, business combination or in any other manner, beneficial ownership as defined in Rule 13d-3 under the U.S. Exchange Act of any securities of the Parent or its Affiliates, or ownership of any indebtedness of the Parent or its Affiliates, including any rights or options to acquire such ownership (including from any third Person);

(ii)   offer or propose, or seek to effect, any merger, consolidation, acquisition of stock or assets, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to or involving the Parent or its Affiliates;

(iii)   initiate, or induce or attempt to induce any other Person or "group" (as defined in Section 13(d)(3) of the U.S. Exchange Act) to initiate, any shareholder proposal or tender offer for any securities of the Parent or its Affiliates, any change of control of the Parent or its Affiliates or the convening of a shareholders' meeting of the Parent or its Affiliates for any purpose;

(iv)   propose or seek to influence, change or control the management, the board of directors, governing instruments or policies or affairs of the Parent or its Affiliates, or seek or obtain representation on the board of directors of the Parent or its Affiliates, including in each case, without limitation, by means of a "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 of Regulation 14A promulgated pursuant to Section 14 of the U.S. Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)), contacting any Person relating to any of the matters set forth in this clause (d) or seeking to influence, advise or direct the vote of any holder of voting securities of the Parent or its Affiliates or publicly making a request of the Parent or its Affiliates; or

(v)   knowingly advise, assist or encourage any other Person in connection with any of the matters set forth in this Section 4.1(a).

(b)   The foregoing provisions shall not limit an Investor or its Affiliates in any way from acquiring or offering to acquire, directly or indirectly, any company or business unit thereof that beneficially owns securities of the Parent or its Affiliates so long as (i) such entity's prior acquisition of such securities was not made directly or indirectly on the Investor's or such Affiliate's behalf and (ii) such entity's ownership of such securities was not a primary factor in the decision to consummate such transaction.

(c)   Notwithstanding the foregoing but subject to the Shareholder Rights Plan, the Observer and his/her Affiliates shall not be restricted from (i) acquiring securities of the Parent with the prior written consent of the Parent, (ii) participating in rights offerings conducted by the Parent, (iii) receiving stock dividends or similar distributions made by the Parent, (iv) tendering Common Shares to a take-over bid for the Common Shares with the consent of the Board of Directors, or (v) disposing of Common Shares by operation of a statutory amalgamation, statutory arrangement or other statutory procedure involving the Parent.

(d)   For certainty, nothing in this Section 4.1 shall limit the Investors and their Affiliates from exercising their right under the Investor Rights Agreement to (i) designate Investor Nominees and Board Observers (each as defined in the Investor Rights Agreement), (ii) designate PMO Representatives to develop and implement PMO initiatives (each as defined in the Investor Rights Agreement) and (iii) acquire any Additional Market Shares (as defined in the Investor Rights Agreement) on or before the date that is 12-months following the date hereof.

(e)   Notwithstanding anything herein to the contrary, none of the provisions of this Section 4.1 shall apply to the Investors or their Affiliates, which, for certainty, are subject to the restrictions set out in Section 6.3 [*Standstill*] of the Investor Rights Agreement.

ARTICLE 5
CONFIDENTIALITY

5.1   Obligation to Keep Confidential

The Observer will keep confidential and will treat confidentially all Confidential Information.

5.2   Permitted Use

The Observer agrees that he/she will not disclose or use, for himself/herself or for the benefit of any other Person, any Confidential Information. Notwithstanding the preceding sentence, during the Term the Observer shall be permitted to disclose Confidential Information to the Investors and their Representatives for the purpose of allowing the Investors to provide advice and assistance to the Parent and its subsidiaries in respect of the operations of the Parent and its subsidiaries and for no other purpose, provided that such Investors and their Representatives are bound by a confidentiality agreement with the Parent.

5.3   Exclusions

The term Confidential Information shall exclude: (a) any information that was generally available to the public prior to the date hereof, and (b) any information that becomes generally available to the public (through no violation hereof by the Observer or by any other Person of its obligations to keep confidential any Confidential Information); provided that a combination of information shall not be considered public merely because individual elements thereof are in the public domain, unless the actual combination of all the elements is in the public domain.

5.4   Ownership

Nothing in this Agreement is to be construed as granting the Observer any title, ownership, license or other right of interest with respect to the Confidential Information. The Parent retains all right, title and interest in and to the Confidential Information.

5.5   Disclosures by Legal Process

If the Observer is requested or required to disclose any Confidential Information in connection with any legal or administrative proceeding or investigation, or is required by Law to disclose any Confidential Information, the Observer will provide the Parent with prompt written notice of any such request or requirement, unless prohibited by Law, so that the Parent has an opportunity to seek a protective Order or other appropriate remedy or waive compliance with the provisions of this Agreement. If timely notice cannot be given, the Observer agrees to make reasonable efforts to seek a protective Order or confidential treatment from the applicable Governmental Entity for such information. If the Parent waives compliance with the provisions of this Agreement with respect to a specific request or requirement, the Observer shall disclose only that portion of the Confidential Information that is covered by such waiver and which is necessary to disclose in order to comply with such request or requirement. If (in the absence of a waiver by the Parent) the Parent has not secured a protective Order or other appropriate remedy, and the Observer is nonetheless then legally compelled to disclose any Confidential Information, the Observer may, without liability hereunder, disclose only that portion of the Confidential Information that is necessary to be disclosed.

5.6   Return and Destruction of Confidential Information

At the end of the Term or at any time upon written request by the Parent, the Observer shall promptly return to the Parent or promptly destroy all Confidential Information (including, electronic copies) supplied by the Parent to the Observer, without retaining any copy thereof, and the Observer shall promptly destroy all Confidential Information prepared by or on behalf of him or her, together with copies thereof (including, without limitation, electronic copies), except that the Observer shall be entitled to retain copies of the Confidential Information as necessary to comply with applicable Law.

5.7   Survival

Notwithstanding the return or destruction of the Confidential Information as contemplated hereby or the termination of the Term, the Observer will continue to be bound by the terms of this Agreement with respect thereto, including all obligations of confidentiality.

ARTICLE 6
MISCELLANEOUS

6.1   **Notices**

(a)   Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)   in the case of the Observer:

c/o Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

Attention: David Smolens
Facsimile: 213.830.6293
E-mail: dsmolens@oaktree.com

with a copy to (other than in respect of any notice contemplated by Section 2.2):

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60601

Attention: Dennis M. Myers and Hamed Meshki
Facsimile: 312.862.2200 and 213.808.8145
E-mail: dennis.myers@kirkland.com and hmeshki@kirkland.com

(ii)   in the case of the Parent:

2233 Argentia Drive, Suite 301
Mississauga, ON L5N 2X7

Attention: General Counsel
Facsimile: 952.835.1991
E-mail: jill.barnett@sunopta.com

(b)   Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 6.1.

6.2 **Amendments and Waivers**

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

6.3 **Assignment**

The Observer may not assign any of his/her rights or benefits under this Agreement, or delegate any of his/her duties or obligations, except with the prior written consent of the Parent, which consent may be unreasonably withheld.

6.4 **Successors and Assigns**

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal Personal representatives, and permitted assigns.

6.5 **Further Assurances**

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

6.6 **Right to Injunctive Relief**

The Observer hereby acknowledges and agrees that in the event of a breach or threatened breach of any of his/her covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to the Parent, the Parent shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and the Observer hereby agrees not to plead sufficiency of damages as a defence in such circumstances. From the date on which the Parent provides notice to the Observer of a *bona fide* claim or possible claim for a breach or threatened breach hereunder, the Parent shall have no further obligations to the Observer under Section 2.2 hereof unless and until such claim is abandoned or resolved substantially in the Observer's favour.

6.7   **Counterparts**

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

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SCHEDULE 1.1

PARENT INTERNAL POLICIES

SunOpta's Corporate Policy Manual, which includes the following policies:

(a)   Business Ethics & Code of Conduct

(b)   Communications Policy

(c)   Insider Trading Policy

(d)   Procedures and Guidelines Governing Insider Trading and Tipping

(e)   Employee Confidentiality & Inventions Agreement

(f)   Hiring & Promotion Policy

(g)   Harassment and Discrimination Policy

(h)   Ethics Reporting Policy

(i)   Information Technology Policy

(j)   Document Retention Policy

(k)   Social Media Policy & Guidelines

(l)   Travel Expense Guidelines